      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 2001



                                                      REGISTRATION NO. 333-67228


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          AMENDMENT NO. 1 TO FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                          ANCHOR BANCORP WISCONSIN INC.
             (Exact name of registrant as specified in its charter)

          WISCONSIN                           6712                         39-1726871
(State or other jurisdiction of   (Primary Standard Industrial  (IRS Employer Identification No.)
 incorporation or organization)    Classification Code Number)


                               25 WEST MAIN STREET
                                MADISON, WI 53703
                                 (608) 252-8700

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              DOUGLAS J. TIMMERMAN
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          ANCHOR BANCORP WISCONSIN INC.
                               25 WEST MAIN STREET
                                MADISON, WI 53703
                                 (608) 252-8700
          (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                 With Copies To:

 Mark. D. Timmerman, Esq.      Andrew J. Guzikowski,       James D. Smessaert      W. Charles Jackson, Esq.
  Assistant Secretary and              Esq.              Chairman of the Board,         Michael Best &
      General Counsel         Whyte Hirschboeck Dudek           President               Friedrich LLP
 Anchor BanCorp Wisconsin              S.C.                and Chief Executive     100 E. Wisconsin Avenue,
           Inc.              111 East Wisconsin Avenue           Officer                  Suite 3300
    25 West Main Street             Suite 2100            Ledger Capital Corp.     Milwaukee, WI 53202-4108
     Madison, WI 53703          Milwaukee, WI 53202      5555 N. Port Washington
                                                                  Road
                                                           Glendale, WI 53217

[ANCHOR BANCORP WISCONSIN INC. LOGO][LEDGER CAPITAL CORP. LOGO]

                      COMBINED PROXY STATEMENT/PROSPECTUS
                                MERGER PROPOSED
                          YOUR VOTE IS VERY IMPORTANT

Dear Ledger Shareholder:


     The boards of directors of Anchor BanCorp Wisconsin Inc. and Ledger Capital Corp. have approved an agreement to merge Ledger with and into Anchor. We cannot complete the merger unless a majority of the shareholders of Ledger approve it. Under applicable law, approval of Anchor shareholders is not required to complete the merger. We are asking Ledger shareholders to vote on the merger at Ledger's annual shareholders' meeting to be held on October 24, 2001. YOUR VOTE IS VERY IMPORTANT.



     If the merger is completed, Ledger shareholders will receive 1.10 shares of Anchor common stock (together with an equal number of preferred share purchase rights under Anchor's shareholders' rights plan) in exchange for each share of Ledger common stock (including the associated preferred share purchase rights under Ledger's shareholders' rights plan) they own, plus cash in lieu of any fractional shares. Ledger shareholders also will have the ability to elect to receive cash instead of Anchor stock, subject to certain limitations, with the amount of cash being equal to 1.10 times Anchor's closing price on the date we complete the merger. Anchor shareholders will continue to own Anchor common stock. Based upon the number of outstanding shares for each company on September 10, 2001, current Ledger shareholders will own between approximately 8.7% and 10.6% of the outstanding Anchor stock if the merger is completed. On September 10, 2001, Anchor stock, which is listed on The Nasdaq Stock Market under the trading symbol "ABCW," closed at $16.25 per share and Ledger stock, which is listed on Nasdaq under the trading symbol "LEDG," closed at $17.55 per share. If the merger is completed, Ledger stock will no longer be listed on Nasdaq.



     This document gives you detailed information about the merger and includes a copy of the merger agreement. It is being issued jointly by Anchor and Ledger. It is a proxy statement that Ledger is using to solicit proxies for use at its annual meeting. Ledger's board of directors is also soliciting proxies for the election of directors and ratification of the appointment of auditors to serve until the merger is completed or, if the merger is not completed, until Ledger's 2002 annual shareholders' meeting. It also is a prospectus relating to Anchor's issuance of up to 2,915,945 shares of Anchor stock (and the associated preferred share purchase rights) in connection with the merger. AFTER CAREFUL CONSIDERATION, AND BASED IN PART UPON RECEIPT OF A FAIRNESS OPINION FROM LEDGER'S FINANCIAL ADVISOR, WILLIAM BLAIR & COMPANY, L.L.C., LEDGER'S BOARD OF DIRECTORS UNANIMOUSLY DETERMINED THE MERGER TO BE FAIR TO YOU FROM A FINANCIAL POINT OF VIEW AND IN YOUR BEST INTERESTS AND DECLARED THE MERGER ADVISABLE. LEDGER'S BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO ADOPT IT AND APPROVE THE MERGER.



     PLEASE GIVE ALL OF THE INFORMATION CONTAINED IN THE PROXY
STATEMENT/PROSPECTUS YOUR CAREFUL ATTENTION. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE FACTORS DISCUSSED IN THE SECTION ENTITLED "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION" ON PAGE 19.


     We are very enthusiastic about the merger and the strength and capabilities we expect from the combined company. We join all the members of Ledger's board of directors in recommending that you vote in favor of the merger.



[/s/ Douglas J. Timmerman]                                    [/s/ James D. Smessaert]
Douglas J. Timmerman                                          James D. Smessaert
Chairman, President and Chief Executive Officer               President and Chief Executive Officer
Anchor BanCorp Wisconsin Inc.                                 Ledger Capital Corp.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED IF THIS COMBINED PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PLEASE DO NOT SEND IN CERTIFICATES FOR YOUR SHARES OF LEDGER STOCK WITH YOUR PROXY CARD. IF THE MERGER IS APPROVED BY LEDGER SHAREHOLDERS, A LETTER OF TRANSMITTAL INCLUDING DETAILED INSTRUCTIONS AND A FORM TO MAKE A CASH ELECTION WILL BE MAILED TO YOU AFTER THE MERGER IS COMPLETED.


          COMBINED PROXY STATEMENT/PROSPECTUS DATED SEPTEMBER 14, 2001


          FIRST MAILED TO SHAREHOLDERS ON OR ABOUT SEPTEMBER 21, 2001

                              LEDGER CAPITAL CORP.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON OCTOBER 24, 2001


To the Shareholders of Ledger Capital Corp.:


     We are hereby giving you notice that Ledger Capital Corp. will hold an annual meeting of its shareholders on October 24, 2001, at 7:00 p.m., local time, at the Pettit National Ice Center, Hall of Fame Room, 500 South 84th Street, Milwaukee, Wisconsin, for the following purposes, all of which are more fully described in the accompanying combined proxy statement/prospectus:


     1. To consider and vote on a proposal to approve and adopt the agreement and plan of merger, dated as of June 15, 2001, between Anchor BanCorp Wisconsin Inc. and Ledger, and to approve the related merger of our two companies on the terms set forth in the merger agreement, a copy of which is included as Appendix A to the proxy statement/prospectus.

     2. To elect three directors to serve until consummation of the merger or, if the merger is not consummated, until the 2004 annual meeting of shareholders or until their successors have been elected and qualified.

     3. To ratify the appointment of KPMG LLP as independent auditors of Ledger for the fiscal year ending June 30, 2002 if the merger is not consummated, or for any such shorter period of time as may be called for or deemed necessary by Ledger.

     4. To consider such other matters as may properly come before the meeting or any adjournments or postponements thereof, including proposals to adjourn the meeting to permit further solicitation of proxies if we have not received sufficient votes to approve the merger. However, if you vote against the merger, your shares will not be voted in favor of an adjournment to solicit further proxies.


     Our board of directors has fixed the close of business on September 14, 2001, as the record date for determining which shareholders are entitled to notice of and to vote at the annual meeting and any adjournment or postponement thereof. Only shareholders of record on that date will be entitled to vote at the annual meeting or any adjournments or postponements thereof. In the event that there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the annual meeting, the annual meeting may be postponed or adjourned in order to permit further solicitation of proxies by Ledger.


     Shareholders entitled to vote on the merger do NOT have the right to dissent from the vote on the merger and receive payment of the fair value of their shares upon compliance with the applicable provisions of the Wisconsin Business Corporation Law.

     OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE APPROVAL OF THE MERGER, "FOR" LEDGER'S NOMINEES FOR DIRECTOR AND "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS LEDGER'S INDEPENDENT AUDITORS.


     We cordially invite you to attend the annual meeting in person. However, to assure that your shares are voted at the annual meeting, please complete, sign, date and promptly mail the enclosed proxy card, whether or not you plan to attend the meeting. Please return your completed proxy card in the enclosed, pre-addressed envelope (no postage is required if mailed in the United States). As an alternative to using the proxy card to vote, you may vote by telephone if you choose. Please see "THE MEETING -- Telephonic Voting" on page 21 of the proxy statement/prospectus for instructions on how to do this. You may revoke your proxy before it is voted by submitting a valid later-dated vote by telephone or proxy card, or you may revoke your proxy and vote in person if you attend the annual meeting.


                                          BY ORDER OF THE BOARD OF DIRECTORS,

                                          [/s/ Peter A. Gilbert]

Glendale, Wisconsin           Peter A. Gilbert

September 21, 2001            Executive Vice President and Corporate Secretary

                         FINDING IMPORTANT INFORMATION


     This document contains important information about our companies and the merger that you should read and consider carefully before you decide how to vote your shares. The principal sections of this document are located on the pages referenced in the Table of Contents on the next page. Some of the documents related to the merger are included as appendices to this document. In addition, we have incorporated important business and financial information about our companies from documents filed with the SEC, some of which have not been included in or delivered with this document.


                              FINDING INFORMATION
                           INCORPORATED BY REFERENCE

     Ledger's 2001 Annual Report on Form 10-K is being incorporated herein by reference and is being delivered to you along with this proxy statement/prospectus. Other information that is incorporated by reference in this document is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this document, excluding exhibits, by requesting them in writing or by telephone from the appropriate company at the following addresses:

     Anchor BanCorp Wisconsin Inc.           Ledger Capital Corp.
     25 West Main Street                     5555 North Port Washington Rd.
     Madison, WI 53703                       Glendale, WI 53217
     Attention: Investor Relations           Attention: Investor Relations
     Telephone: (608) 252-1810               Telephone: (414) 290-7900


     We will mail any incorporated documents you request to you by first class mail, or another equally prompt means, within one business day after we receive your request. IN ORDER TO INSURE TIMELY DELIVERY OF THESE DOCUMENTS TO YOU PRIOR TO THE MEETING, WE MUST RECEIVE YOUR REQUEST BY OCTOBER 10, 2001.



     See "WHERE YOU CAN FIND MORE INFORMATION" on page 92 for more information about the documents incorporated by reference in this document.


WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE MERGER OR OUR COMPANIES THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS OR IN DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SEC. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS ABOUT ANCHOR HAS BEEN SUPPLIED BY ANCHOR, AND INFORMATION ABOUT LEDGER HAS BEEN SUPPLIED BY LEDGER. NEITHER ANCHOR NOR LEDGER MAKES ANY REPRESENTATIONS AS TO THE ACCURACY OR COMPLETENESS OF INFORMATION CONTAINED HEREIN ABOUT THE OTHER COMPANY.

                               TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE MERGER......................             1
SUMMARY.....................................................             4
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING
  INFORMATION...............................................            19
THE MEETING.................................................            20
THE COMPANIES...............................................            22
MATTER 1. THE MERGER........................................            24
THE MERGER AGREEMENT........................................            36
THE STOCK OPTION AGREEMENT..................................            42
EXCHANGE PROCEDURES.........................................            44
MANAGEMENT AND OPERATIONS AFTER THE MERGER..................            47
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA.......            48
ANCHOR STOCK AND COMPARATIVE RIGHTS OF SHAREHOLDERS.........            55
REGULATION..................................................            61
MATTER 2. ELECTION OF DIRECTORS.............................            74
MATTER 3. RATIFICATION OF APPOINTMENT OF AUDITORS...........            75
MEETINGS OF THE BOARD OF DIRECTORS AND ITS COMMITTEES.......            76
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.............            77
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS............            79
COMPENSATION COMMITTEE REPORT...............................            85
AUDIT COMMITTEE REPORT......................................            87
PERFORMANCE GRAPH...........................................            89
INDEBTEDNESS OF MANAGEMENT AND CERTAIN TRANSACTIONS.........            90
SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE...............            90
SHAREHOLDER PROPOSALS FOR THE 2002 ANNUAL MEETING...........            90
OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL
  MEETING...................................................            91
LEGAL MATTERS...............................................            91
EXPERTS.....................................................            91
WHERE YOU CAN FIND MORE INFORMATION.........................            92
AGREEMENT AND PLAN OF MERGER................................    Appendix A
SUMMARY OF OPINION OF LEDGER'S FINANCIAL ADVISOR............    Appendix B
FAIRNESS OPINION OF WILLIAM BLAIR & COMPANY, L.L.C..........    Appendix C

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WHY HAS LEDGER AGREED TO BE ACQUIRED BY ANCHOR?


A: Ledger's board of directors approved the merger based upon its assessment of the financial condition and prospects of Ledger in particular and the competitive and regulatory environment for financial institutions generally. Ledger's financial advisor, William Blair & Company, L.L.C., has advised Ledger's board that the merger consideration is fair, from a financial point of view, to Ledger shareholders. The merger will enable Ledger shareholders who elect to receive Anchor stock in the merger to hold stock in a larger and more diversified company whose shares are more widely held and more actively traded. Based upon these and other factors, Ledger's board believes that merging with Anchor is in the best interests of Ledger and its shareholders. To review the background and reasons for the merger, see the discussions entitled "MATTER 1. THE MERGER -- Background of the Merger" on page 25 and "MATTER 1. THE MERGER -- Reasons for the Merger; Ledger Board Recommendation" on page 27.


Q:  AS A LEDGER SHAREHOLDER, WHAT WILL I RECEIVE IN THE MERGER?


A: You may elect to receive 1.10 shares of Anchor stock for every Ledger share you own or, subject to certain limitations, cash instead of Anchor stock for all or a portion of the Ledger shares you own. These limitations are discussed in the question below entitled "What are the limitations on my option to elect to receive cash instead of Anchor stock?" You will also receive cash instead of any fractional shares of Anchor stock. After the meeting, assuming Ledger shareholders approve the merger, you will be sent a document called a "Letter of Transmittal" with instructions on how to elect to receive Anchor stock, cash or a combination in exchange for your shares of Ledger stock.


Q: WHAT IS THE VALUE OF THE ANCHOR STOCK I WILL RECEIVE IN THE MERGER AND WILL THE VALUE BE DIFFERENT IF I ELECT TO RECEIVE CASH, INSTEAD OF RECEIVING ANCHOR STOCK, FOR MY LEDGER STOCK?


A: Because the exchange ratio is fixed and the market price of the Anchor stock that Ledger shareholders will receive in the merger will fluctuate, Ledger shareholders cannot be sure of the market value of the Anchor stock they will receive in the merger. Using the exchange ratio and the closing price of a share of Anchor stock on September 10, 2001, a share of Ledger stock would have been exchanged for 1.10 shares of Anchor stock with a value of $17.875 if the merger had occurred on that date. If you elect to receive cash for your Ledger shares instead of Anchor stock, the amount of cash you receive will be based on the closing price of Anchor stock on the day we complete the merger, which we presently expect will happen within several days after the meeting. If you elect to receive Anchor stock, its value may fluctuate on a daily basis and could be worth more or less than the amount you would receive if you make a cash election. You will be notified after the merger of the per-share cash value to be distributed to Ledger shareholders whose cash elections are honored.


Q: WHAT ARE THE LIMITATIONS ON MY OPTION TO ELECT TO RECEIVE CASH INSTEAD OF ANCHOR STOCK?


A: There is a limit of 20% on the Ledger stock that can be converted to cash in the merger. After the merger is completed, you will receive a Letter of Transmittal that you will have to fill out and return along with your Ledger stock certificate(s) in order to receive Anchor stock or cash. There are several limitations on your ability to receive cash for your Ledger shares instead of Anchor stock. First, your properly completed Letter of Transmittal must be returned within 45 days after it is mailed to you. Second, if you decide to "split" your election and want to receive cash for part of your Ledger shares and Anchor stock for the rest, you can only do this if you split it in such a way that you receive at least 100 shares of Anchor stock. Finally, once we receive cash elections which exceed the 20% limit described above, we will treat all subsequent elections as elections to receive only Anchor stock. For more information on the procedure for exchanging your Ledger stock if the merger is approved, and the procedure for making a cash election, please see "EXCHANGE PROCEDURES" on page 44.

Q: WILL I HAVE TO PAY INCOME TAX ON THE ANCHOR STOCK OR CASH THAT I RECEIVE FOR MY LEDGER STOCK?


A: You may, on the cash. Unless the number of shares of Ledger stock you own is evenly divisible by 10, you will receive cash instead of any fractional share of Anchor stock. The amount of cash you receive in lieu of this fractional share will be taxable to you. Further, if you elect to and actually receive cash instead of Anchor stock for all or part of your Ledger shares, you will be subject to income tax on the lesser of the amount of cash you receive or your gain on the transaction. In almost all cases, this income will be taxed as capital gain. The tax consequences of the merger to you will depend upon your personal situation. You should consult your tax advisor for a full understanding of the tax consequences to you. For more information, see the discussion under "MATTER 1. THE MERGER -- Federal Income Tax Consequences" on page 33.


Q:  WHAT WILL HAPPEN TO EXISTING ANCHOR SHAREHOLDERS AS A RESULT OF THE MERGER?

A:  Anchor shareholders will retain the Anchor stock they currently own.

Q:  WHAT SHOULD I DO NOW?


A: Carefully read this document and decide how you want to vote. To vote, you should either indicate on the enclosed proxy card how you want to vote, sign and mail the proxy card in the enclosed pre-paid return envelope as soon as possible or vote by telephone. If you vote by mail, to insure that your shares are represented and voted at the meeting, we recommend that you mail your proxy card by October 15, 2001. Please see "THE MEETING -- Telephonic Voting" on page 21 for instructions on how to vote by telephone. In order for the merger to occur, a majority of the outstanding Ledger shares must approve the merger agreement. If you do not vote your shares, the effect will be the same as voting AGAINST the merger. LEDGER'S BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE MERGER.


Q: WHY AM I BEING ASKED TO VOTE ON THE ELECTION OF LEDGER DIRECTORS AND THE APPROVAL OF LEDGER'S AUDITORS?

A: The meeting is being held at approximately the time that Ledger is required to hold its annual meeting. If the merger were not approved at the meeting, there would not be sufficient time to solicit proxies on these matters in order for Ledger to hold an annual meeting for these purposes within the time limits under applicable law and Ledger's bylaws. Therefore, Ledger's board is soliciting proxies for the election of directors and the approval of auditors to be used at the meeting.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will not vote your shares unless you follow the directions he or she provides you regarding how to instruct your broker to vote. If you do not provide voting instructions to your broker, your shares will not be voted and this will have the same effect as if you voted AGAINST the merger.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD OR VOTED BY TELEPHONE?


A: Yes. You can change your vote at any time before your proxy is voted at the meeting. Just (1) vote again by telephone to override your previous telephonic vote, (2) send in a later-dated, signed proxy card to Ledger's Secretary before the meeting, or (3) attend the meeting and vote in person.



Q:  SHOULD I SEND IN MY STOCK CERTIFICATE(S) AT THIS TIME?



A: No. If the merger is completed, we will send Ledger shareholders a Letter of Transmittal with written instructions for exchanging their stock certificate(s) and making elections to receive Anchor stock, cash, or a combination of the two. We do recommend that you locate your Ledger stock certificate(s) and keep them in a safe place so that you are prepared to respond promptly to the Letter of Transmittal when it arrives. See "What if I cannot find my stock certificate(s)?" on the next page.


Q:  CAN I MAKE MY CASH ELECTION AT THIS TIME?

A: No. After the meeting, assuming the merger is approved by Ledger shareholders, you will be sent a Letter of Transmittal containing detailed instructions as to how to elect to receive either Anchor stock, cash or a combination of the two, in exchange for your shares of Ledger stock. At that time, you will be notified of the per share cash value to be distributed to those Ledger shareholders whose cash elections are honored.

Q:  WHAT IF I CANNOT FIND MY STOCK CERTIFICATE(S)?


A: If the merger is approved, there will be a procedure for you to receive your Anchor stock (or cash), even if you have lost one or more of your certificates for Ledger stock. However, this procedure can take some time to complete. In order to insure that you are able to receive your Anchor stock quickly after the merger is completed, or that you are able to comply with the deadlines established for electing to receive cash instead of Anchor stock, if you cannot locate your Ledger stock certificate(s) after looking for them carefully, we urge you to contact Firstar Bank, N.A., and follow the procedure for replacing your stock certificate(s). Firstar Bank can be reached at (414) 276-3737 or (800) 637-7549, or you can write to Firstar at the following address:


          Firstar Bank, N.A.
          P.O. Box 2077
          Milwaukee, WI 53201-2077
          Attn: Corporate Trust Services

Q:  WHAT IF MY STOCK CERTIFICATE(S) STILL SAY "HALLMARK CAPITAL CORP."?


A: Ledger changed its corporate name from "Hallmark Capital Corp." to "Ledger Capital Corp." last year. Many of our shareholders have certificates that they owned before the name change that still say "Hallmark Capital Corp." If this applies to you, you do not have to do anything. If the merger is approved, you will be entitled to receive the merger consideration (Anchor stock or, if you make an effective cash election, cash or a combination of the two) if you surrender your stock certificate(s) with "Hallmark Capital Corp." on them to the Exchange Agent and otherwise comply with the requirements discussed under "EXCHANGE PROCEDURES" on page 44.


Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible. We must first obtain the necessary regulatory clearance and the approval of Ledger shareholders at the meeting. We hope to complete the merger in the fourth quarter of 2001; however, we cannot assure you as to when or if all conditions to the merger will be satisfied or waived, and it is possible that the merger will not be completed.

Q:  WHERE CAN I FIND MORE INFORMATION ABOUT THE COMPANIES?


A: Both Anchor and Ledger file periodic reports and other information with the SEC. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site maintained by the SEC at http://www.sec.gov. You can also request copies of these documents from us. See "WHERE YOU CAN FIND MORE INFORMATION" on page 92.


Q:  WHO CAN ANSWER MY QUESTIONS ABOUT THE MERGER?

A: For Ledger Shareholders. If you have more questions about the merger, you should contact:

          Ledger Capital Corp.
          5555 North Port Washington Road
          Glendale, WI 53217
          Attention: Investor Relations
          Telephone: (414) 290-7900

     For Banks and Brokers. If you have questions about the merger, please contact D.F. King & Co., Inc., who is serving as proxy solicitor for Ledger, at the following address:

          D.F. King & Co., Inc.
          77 Water Street
          20th Floor
          New York, NY 10005
          (212) 269-5550

                                    SUMMARY


     This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that is important to you. We urge you to carefully read this entire document and the other documents it refers to in order to fully understand the merger. Most of the headings in this summary are followed by a reference to other pages of this document where you can read more about that particular topic. See "WHERE YOU CAN FIND MORE INFORMATION" on page 92 to find out how you can obtain more information about Anchor and Ledger.


     Although the articles of incorporation of each company authorize the issuance of preferred stock, and both Anchor and Ledger have authorized a series of preferred stock in connection with their respective preferred share purchase rights plans, neither company has any shares of preferred stock outstanding. Since each company has only one class of stock outstanding (common stock), when we use the term "Anchor stock" we are referring to Anchor common stock (including the associated preferred share purchase rights), and when we use the term "Ledger stock" we are referring to Ledger common stock (including the associated preferred share purchase rights).

     In this proxy statement/prospectus, we use "Anchor" to refer to Anchor BanCorp Wisconsin Inc. and "Ledger" to refer to Ledger Capital Corp. When the words "we" or "us" are used in this proxy statement/prospectus, they refer to both Anchor and Ledger.

GENERAL [PAGE 24]


     We are proposing a merger between Anchor and Ledger. The merger will (1) create value for Ledger shareholders by combining Ledger with the largest thrift institution headquartered in Wisconsin, having a broad market area and diverse customer base, and (2) create opportunities for the combined company to realize enhanced revenues and profitability through mortgage, commercial and consumer loan growth.



     In the merger, Ledger shareholders will receive 1.10 shares of Anchor stock in exchange for each share of Ledger stock they own, and will have the limited ability to elect to receive cash instead of Anchor stock. Both Anchor and Ledger stock are listed on The Nasdaq Stock Market. For information regarding the historical market prices of and dividends paid on Anchor stock and Ledger stock, see "-- Market Prices and Dividends" on page 17. We urge you to obtain current stock price quotations for Anchor and Ledger stock. If the merger is completed, Ledger stock will no longer be listed on Nasdaq.



     Throughout this proxy statement/prospectus, we use information (including Anchor and Ledger closing stock prices) as of September 10, 2001 as the basis for providing you with certain information about Anchor, Ledger and the merger. September 10 was the most recent trading day for which it was practicable to obtain market price data prior to the printing of this proxy statement/ prospectus, in part because the September 11, 2001 terrorist attacks on the United States caused the major stock exchanges, including Nasdaq, to close. At the time of printing this proxy statement/prospectus, we cannot predict what the effect of the attacks or the closing of the stock exchanges will be on financial markets in general or on Anchor's or Ledger's stock prices in particular. Therefore, we cannot assure you that these prices will not be materially lower or higher than shown, either immediately after the stock exchanges reopen or at any time thereafter, including the time we complete the merger.



THE COMPANIES [PAGE 22]


     ANCHOR. Headquartered in Madison, Wisconsin, Anchor is the parent holding company for AnchorBank, fsb, a financial institution with $3.2 billion in assets, 49 full-service offices and three lending-only facilities in 37 Wisconsin cities. AnchorBank is the largest thrift institution headquartered in Wisconsin. Information about AnchorBank's products and services can be accessed on the Internet at http://www.anchorbank.com.

     LEDGER. Headquartered in Glendale, Wisconsin, Ledger is the parent holding company for Ledger Bank, S.S.B., a financial institution with $507 million in assets, four full-service offices and one limited-service office, all of which are located in the Milwaukee-metropolitan area. Information about Ledger Bank's products and services can be accessed on the Internet at http://www.ledgerbank.com.


THE MEETING [PAGE 20]



     The merger will be submitted to Ledger shareholders for approval at its annual meeting to be held on October 24, 2001, at 7:00 p.m., local time, at the Pettit National Ice Center, Hall of Fame Room, 500 South 84(th) Street, Milwaukee, Wisconsin.



RECORD DATE; VOTE REQUIRED [PAGE 20]



     You can vote at the meeting if you owned Ledger stock at the close of business on September 14, 2001. As of that date, there were 2,437,141 shares of Ledger stock outstanding and entitled to vote at the meeting; directors and executive officers of Ledger and their affiliates held 514,939 of these shares.



- The merger will be approved if a majority of the shares of Ledger stock outstanding on the record date (at least 1,218,571 shares) are voted "FOR" approval of the merger. If you do not vote your shares, the effect will be the same as if you voted AGAINST the merger.



- On the proposal to elect directors, you are being asked to vote for, or withhold authority to vote for, Ledger's board of directors' nominees. Ledger directors are elected by a "plurality" of the votes cast at the meeting, meaning that the three nominees receiving the most votes will be elected provided there is a quorum (a majority of the shares represented in person or by proxy) in attendance at the meeting. If you do not vote your shares, it will have no effect on the election of directors provided there is a quorum in attendance at the meeting.


- The affirmative vote of the holders of a majority of the quorum is necessary to ratify the appointment of KPMG LLP as independent auditors of Ledger. If you do not vote your shares, it will have no effect on the ratification of KPMG LLP as Ledger's independent auditors provided there is a quorum in attendance at the meeting.


RECOMMENDATION TO SHAREHOLDERS [PAGE 27]



     Ledger's board of directors unanimously recommends that you vote "FOR" the proposal to approve the merger. You should read the board's reasons for its recommendation beginning on page 27. Ledger's board of directors also recommends that you vote "FOR" Ledger's nominees for director and "FOR" ratification of the appointment of KPMG LLP as Ledger's independent auditors.


NO DISSENTERS' RIGHTS

     Under the Wisconsin Business Corporation Law ("WBCL"), Ledger shareholders will NOT have any right to dissent from the merger and receive payment of the "fair value" of their shares. Although the WBCL provides these rights generally to shareholders of merging corporations, they are not available in connection with the merger because both Anchor stock and Ledger stock are listed on Nasdaq.


EFFECTS OF THE MERGER [PAGE 14]



     Among Ledger's board of directors' reasons for recommending approval of the merger is its belief that, over the long-term, the merger will be beneficial to Anchor's shareholders, including Ledger shareholders who will become Anchor shareholders if the merger is completed. Anchor believes that one of the potential benefits of the merger is that the cost savings it believes can be realized by combining the two companies will enhance Anchor's earnings.


     Anchor currently expects to reduce expenses by eliminating duplicative external data processing costs and by combining the two companies' accounting, data processing, retail and lending support and other functions after the merger, which will enable Anchor to eventually eliminate duplicative positions. Promptly following the completion of the merger, which is expected to occur during the third quarter of Anchor's fiscal 2002 (the year ending March 31, 2002), Anchor plans to begin the process of eliminating redundant functions (such as external data processing) and identifying and eliminating duplicative positions.

     Because Anchor believes that this process will take the remainder of fiscal 2002 to complete, it has not attempted to quantify what cost savings might be achieved during fiscal 2002. The amount of any cost savings Anchor may realize in fiscal 2002 will depend upon how quickly and efficiently Anchor is able to implement the processes outlined above.

     Anchor believes that cost savings of approximately $2.5 million (pre-tax) can be realized in Anchor's fiscal 2003 (the year ending March 31, 2003), which represents approximately 25% of Ledger's operating expenses for fiscal 2001. The $2.5 million (pre-tax) in cost savings is based on Anchor's assumption that it will be able to (1) eliminate approximately $2.0 million (pre-tax) in compensation and benefits costs, (2) reduce external data processing costs by approximately $0.2 million (pre-tax), and (3) achieve additional cost savings of approximately $0.3 million (pre-tax) through the reduction or elimination of expenses such as audit, legal, supervisory exam, printing and office supplies, directors fees, insurance and surety bond premiums, and organizational dues. Anchor estimates that these savings will be partially offset by increased marketing expenses which Anchor expects to incur because of its entry into Ledger's geographic market area which has not been served by Anchor prior to the merger. These estimates are based on Anchor's present assessment of where savings could be realized based upon the present independent operations of the two companies and the actual savings in some or all of these areas could be higher or lower than Anchor currently anticipates.



     The companies have prepared financial statements that show the combined operations and financial condition of the two companies as if the merger had occurred on April 1, 2000 (in the case of operations data) and March 31, 2001 (in the case of balance sheet data). These are known as "pro forma" financial statements. Pursuant to SEC rules, the pro forma financial statements do not reflect the following:



- the effect of any anticipated cost savings cannot be shown, because those potential savings are based on Anchor management's estimates and Anchor cannot assure you that it will achieve them; and



- the effect of opportunities for increasing Anchor's revenues through mortgage, commercial and consumer loan growth cannot be shown, because Anchor has not quantified the increase in revenues that it hopes to achieve and cannot predict what effect it will have on post-merger results of operations if it achieves such increase.



     The pro forma financial statements show that the merger would have caused a "dilution" (reduction) in Anchor's earnings per share. This dilution is reflected in the pro forma financial statements and can be seen in the table under "-- Comparative Per Share Data" on page 16 by comparing the section labeled "Anchor Historical Data" with the section labeled "Anchor Unaudited Pro Forma." If Anchor does achieve $2.5 million (pre-tax) in cost savings in fiscal 2003, partially offset by the increased marketing expenditures Anchor expects to incur, Anchor expects that these net savings will offset the dilution and that the merger will be 4 cents to 6 cents per share accretive to earnings in that year.



     There are numerous factors other than the merger that could cause Anchor's results of operations (including, among other things, earnings per share) to increase or decrease after the merger. Therefore, Anchor cannot assure you that the anticipated benefits of the merger discussed in the previous paragraphs will happen. You should read "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION" on page 19 for a discussion of the factors that could affect the combined company's future operations and financial condition.



     The pro forma financial statements are shown under "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA" on page 48 and are summarized on page 14 under "-- Selected Unaudited Pro Forma Condensed Combined Financial Data." You should read these sections carefully.



SOLICITATION OF PROXIES [PAGE 22]



     Ledger's board of directors is soliciting proxies from Ledger's shareholders for use at the meeting. Ledger will also make arrangements with brokerage firms, fiduciaries and other custodians who hold shares of record to forward solicitation materials to the beneficial owners of those shares. D.F. King & Co., Inc. will assist in the solicitation of proxies by Ledger for a fee of $5,000, plus reimbursement of reasonable out-of-pocket expenses.

OPINION OF LEDGER'S FINANCIAL ADVISOR [PAGE 29]



     William Blair & Company, L.L.C. has delivered a written opinion to Ledger's board of directors to the effect that, as of the mailing date of this proxy statement/prospectus, the exchange ratio was fair to Ledger's shareholders from a financial point of view. This opinion is not a recommendation to any Ledger shareholder as to how to vote. We have attached a summary of the analysis Blair undertook in rendering its opinion as Appendix B to this proxy statement/prospectus and a copy of Blair's opinion is attached to this document as Appendix C. You should read these documents completely.


     The opinion of Ledger's financial advisor contains assumptions as to various matters it considered in rendering its opinion, including hypothetical assumptions as to the future business operations, financial performance, and prospects of each company. These assumptions were made by the financial advisor solely for purposes of rendering its opinion and do not represent assumptions that are made by either Anchor or Ledger. Further, these assumptions are not meant to predict what will happen in the future and you should not rely on them for this purpose.


INTERESTS OF MEMBERS OF LEDGER'S BOARD OF DIRECTORS AND MANAGEMENT IN THE MERGER [PAGE 31]


     Some of Ledger's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Ledger shareholders. You should be aware of these interests, because they may conflict with your interests.


REGULATORY APPROVALS REQUIRED FOR THE MERGER [PAGE 33]



     Completion of the merger is subject to a number of state and federal regulatory approvals. For more information, see "MATTER 1. THE
MERGER -- Regulatory Approvals" on page 33.


CONDITIONS TO COMPLETION OF THE MERGER [PAGE 39]

     Completion of the merger depends on a number of conditions being satisfied or waived. Some of these conditions include:

- approval of the merger by the holders of a majority of the outstanding shares of common stock of Ledger;

- approval of the merger by regulatory authorities;

- the absence of any injunction or legal restraint blocking the merger; and

- material compliance by Anchor and Ledger with all agreements and covenants in the merger agreement.

     The merger will occur shortly after all of the conditions to completion of the merger have been satisfied or waived. Although we expect to complete the merger during the fourth calendar quarter of 2001, we cannot be certain when the conditions to the merger will be satisfied or waived or that the merger will be completed.

TERMINATION OF THE MERGER AGREEMENT [PAGE 39]

     We may agree in writing to terminate the merger agreement at any time without completing the merger, even after the shareholders of Ledger have approved it, provided that such termination is approved by the boards of directors of both companies.

     In addition, either Anchor or Ledger may, without the consent of the other, terminate the merger agreement under various circumstances, including the following:

- if the merger is not completed by March 31, 2002;

- if Ledger's shareholders do not approve the merger;

- if an injunction is issued preventing the merger;

- if any regulatory body denies approval of the merger and neither company appeals that denial; or


- if the other company has materially breached any of the representations, warranties, covenants or agreements contained in the merger agreement unless the breach, if curable, is cured within 30 days after notice.

     Ledger may terminate the merger agreement if as a result of a proposed acquisition of Ledger by a third party, Ledger's directors determine that they should terminate the merger agreement to fulfill their fiduciary obligations to Ledger's shareholders. However, before Ledger may do so, it must first advise Anchor of the identity of the third party and the terms of its proposal and give Anchor an opportunity to negotiate adjustments in the terms of the merger agreement. See "THE MERGER AGREEMENT -- Fiduciary Termination" on page 40. If this happens, Anchor will be able to exercise the option to purchase up to 19.9% of Ledger's stock. See "-- The Stock Option Agreement" below.


     Ledger also may terminate the merger agreement if the average price of Anchor stock, measured during a specified trading period prior to the date we receive the last approval necessary to complete the merger, declines by more than 15% relative to the SNL Midwest Thrift Stock Index. Anchor may terminate the merger agreement if the Anchor stock price increases by more than 15% relative to the same index during the same trading period. See "THE MERGER AGREEMENT -- Price Condition" on page 41.


     Anchor may terminate the merger agreement if (1) Ledger's board of directors does not recommend or changes its recommendation of the merger for any reason, (2) any person acquires more than 20% of Ledger's stock, (3) Ledger's board recommends a takeover proposal to its shareholders, or (4) a tender or exchange offer for 20% or more of Ledger's stock is made and Ledger's board fails to recommend against it.


TERMINATION FEE ARRANGEMENTS [PAGE 40]


     The merger agreement provides for a termination fee of $1 million if the merger agreement is terminated under certain circumstances. If the merger agreement is wrongfully terminated by Anchor, Ledger is entitled to receive a $1 million termination fee. Anchor also is entitled to the termination fee if Ledger terminates the merger agreement under certain circumstances as discussed more fully under "THE MERGER AGREEMENT -- Termination Fee" on page 40.



AMENDMENT AND WAIVER [PAGE 42]


     The merger agreement may be amended prior to the completion of the merger, and some of the terms and conditions of the merger agreement may be waived.


THE STOCK OPTION AGREEMENT [PAGE 42]



     The companies have entered into a stock option agreement that could discourage other companies from trying or proposing to combine with Ledger before the merger is completed. The stock option agreement gives Anchor an option to purchase up to 19.9% of Ledger's stock. The option will only become exercisable in the event of an acquisition or contemplated acquisition of Ledger by a party other than Anchor. As of the date of this proxy statement/prospectus, we did not know of any such acquisition or contemplated acquisition. The stock option agreement is an exhibit to Anchor's registration statement, of which this proxy statement/prospectus is a part. See "WHERE YOU CAN FIND MORE INFORMATION" on page 92 to learn how you can obtain a copy of the stock option agreement.



DIVIDENDS [PAGE 17]


     Following completion of the merger, all Anchor shareholders (including former Ledger shareholders) will be entitled to receive dividends, if any, if and as declared by Anchor's board of directors. Anchor currently anticipates continuing its practice of paying quarterly cash dividends following the completion of the merger. The future payment of any dividends by Anchor will depend upon several factors, including the profitability of the combined company, capital requirements, financial condition, growth, business opportunities, tax considerations, industry standards, economic conditions, restrictions in any then-existing credit agreements and other factors that Anchor's board may deem relevant.


COMPARISON OF RIGHTS OF LEDGER AND ANCHOR SHAREHOLDERS [PAGE 55]


     The rights of Ledger and Anchor shareholders are governed by the WBCL and each company's respective articles of incorporation and bylaws. Upon the completion of the merger, Ledger shareholders will become shareholders of Anchor, and will have different rights under Anchor's articles and bylaws than they have now. In addition, Ledger shareholders who become Anchor shareholders will have rights under Anchor's preferred share purchase rights plan that are different from the rights that they previously had under Ledger's preferred share purchase rights plan.

ACCOUNTING TREATMENT [PAGE 33]

     We will account for the merger using the purchase method of accounting for business combinations.

FEDERAL INCOME TAX CONSEQUENCES [PAGE 33]

     You will not recognize taxable gain or loss for federal income tax purposes upon the exchange of Ledger stock for Anchor stock in the merger, except that
(1) you will be taxed on any cash you receive in lieu of fractional shares, which will be nominal, and (2) if you elect to and actually receive cash instead of all (or part) of the Anchor stock to which you are entitled because of the merger, you will recognize taxable gain on the lesser of the amount of cash you receive or your total gain in the transaction. You will not be able to recognize a loss, if any, for tax purposes unless you elect to and actually receive all cash and no Anchor stock. For this purpose, your total gain in the transaction will be measured as the excess, if any, of the total value (as of the date of the merger) of the cash and Anchor stock you receive over your total tax basis in your Ledger stock.

     The tax basis of the Anchor stock you will receive in the merger generally will be the same as the tax basis of the Ledger stock you exchange, increased by the amount of any taxable gain you recognized in the transaction (as described above) and decreased by the amount of cash you receive. The holding period for the Anchor stock you will receive, which determines how any gain or loss will be treated for federal income tax purposes when that stock is sold, generally will include the holding period for the Ledger stock you exchange in the merger.

     The merger is conditioned on our receipt of legal opinions that the federal income tax treatment will be as we have described in this document.

     This tax treatment may not apply to some shareholders and may depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the tax consequences to you, including the application and effect of state and local income and other tax laws.
     Anchor shareholders will not recognize any taxable gain or loss or other taxable event as a result of the merger.

SELECTED FINANCIAL DATA



     The tables on this and the following pages show summary historical financial data for each of our companies, and similar information reflecting the merger of our two companies, which we refer to as "pro forma" data.



     ANCHOR SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA. The table below and on the next page shows summary historical financial data about Anchor. When you read this information, you should also read the historical financial statements we are incorporating by reference in this document, including the notes to those financial statements. See "WHERE YOU CAN FIND MORE INFORMATION" on page 92 for instructions on how to obtain these financial statements and other documents Anchor has filed with the SEC.



     We derived the historical consolidated financial data in the table for fiscal years 1997 through 2001 from Anchor's historical consolidated financial statements audited by Ernst & Young LLP, independent public accountants. We derived the historical consolidated financial data in the table at and for the quarters ended June 30, 2000 and 2001 from Anchor's internally prepared unaudited financial statements for such periods. In the opinion of Anchor management, these unaudited historical consolidated financial statements reflect all adjustments, consisting of only normal recurring items, that are necessary for the fair presentation of financial position and results of operations for those periods.



     Anchor's financial statements as of March 31, 2000 and 2001 and for each of the three years in the period ended March 31, 2001 and its unaudited financial statements at and for the quarters ended June 30, 2000 and 2001 are incorporated into this document by reference. Anchor's statements of income for fiscal years 1997 and 1998, and its balance sheets at March 31, 1997, 1998 and 1999, are not incorporated into this document by reference.



                                     AT OR FOR THE
                                     QUARTER ENDED
                                       JUNE 30,                      AT OR FOR THE FISCAL YEAR ENDED MARCH 31,
                               -------------------------   --------------------------------------------------------------
                                  2001          2000          2001         2000         1999         1998         1997
                               -----------   -----------   ----------   ----------   ----------   ----------   ----------
                               (UNAUDITED)   (UNAUDITED)
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATIONS DATA:
Interest income..............  $   56,724    $   54,421    $  228,647   $  202,594   $  194,807   $  187,392   $  160,952
Interest expense.............      35,501        33,840       148,096      119,393      114,535      110,893       95,543
                               ----------    ----------    ----------   ----------   ----------   ----------   ----------
Net interest income..........      21,223        20,581        80,551       83,201       80,272       76,499       65,409
Provision for loan losses....         210           185           945        1,306        1,017        1,250          850
Non-interest income..........       5,019         3,370        13,503       14,390       22,019       15,882       14,968
Non-interest expense.........      13,696        12,695        51,450       61,187       52,426       49,279       53,942
Income taxes.................       4,425         4,086        14,682       15,596       18,607       15,507        9,197
                               ----------    ----------    ----------   ----------   ----------   ----------   ----------
Net income...................  $    7,911    $    6,985    $   26,977   $   19,502   $   30,241   $   26,345   $   16,388
                               ==========    ==========    ==========   ==========   ==========   ==========   ==========
SELECTED FINANCIAL CONDITION
  DATA:
Total assets.................  $3,180,228    $3,020,721    $3,127,474   $2,911,152   $2,663,718   $2,517,080   $2,156,168
Investment securities........     109,183        94,148        56,129       86,206       87,722       80,460       52,511
Mortgage-related
  Securities.................     332,135       288,666       379,159      300,519      258,489      254,389      263,295
Loans receivable held for
  investment, net............   2,430,195     2,408,939     2,414,976    2,302,721    2,111,566    1,962,023    1,682,919
Deposits.....................   2,202,577     1,922,008     2,119,320    1,897,369    1,835,416    1,710,980    1,465,608
Notes payable to FHLB........     642,696       686,746       669,896      649,046      517,695      508,145      439,065
Other borrowings.............      39,943        27,416        70,702      107,813       55,264       55,765       57,374
Non-performing assets........       5,973         5,096         5,712        5,577        6,400       14,201       14,599
Stockholders' equity.........     225,739       215,203       219,612      217,215      220,287      202,868      165,319
Shares outstanding...........  22,760,567    23,652,955    22,814,923   24,088,147   23,832,165    23,791,78   21,623,990

                                                    AT OR FOR THE
                                                    QUARTER ENDED
                                                       JUNE 30,             AT OR FOR THE FISCAL YEAR ENDED MARCH 31,
                                              --------------------------    -----------------------------------------
                                                 2001           2000        2001     2000     1999     1998     1997
                                              -----------    -----------    -----    -----    -----    -----    -----
                                              (UNAUDITED)    (UNAUDITED)
SELECTED PER SHARE DATA:
  Earnings:
    Basic.................................       $0.36          $0.30       $1.19    $0.80    $1.26    $1.06    $0.71
    Diluted...............................        0.35           0.29        1.16     0.78     1.19     1.01     0.68
  Book value per share at end of period...        9.92           9.10        9.63     9.02     9.24     8.53     7.65
  Dividends paid..........................        0.075          0.070       0.30     0.25     0.20     0.16     0.12
SELECTED RATIOS:
  Dividend payout ratio...................       21.43%         24.14%      24.79%   31.25%   15.48%   15.09%   16.73%
  Yield on earning assets.................        7.65*          7.77*       7.89     7.56     7.68     7.94     7.90
  Cost of funds...........................        4.97*          5.05*       5.31     4.79     4.84     5.01     4.98
  Interest rate spread....................        2.68*          2.72*       2.58     2.77     2.84     2.93     2.92
  Net interest margin.....................        2.86*          2.94*       2.78     3.10     3.15     3.23     3.20
  Return on average assets................        1.01*          0.95*       0.88     0.71     1.16     1.08     0.78
  Return on average equity................       14.19*         12.92*      12.48     8.92    14.44    13.24     9.90
  Average equity to average assets........        7.13           7.36        7.09     7.97     8.04     8.15     7.84
  Non-performing assets to total assets...        0.19           0.17        0.18     0.19     0.24     0.56     0.68
  Allowance for loan losses to total
    loans.................................        0.93           0.96        0.94     1.00     1.08     1.23     1.36


---------------

*Annualized.

     LEDGER SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA. The table below and on the next page shows summary historical financial data about Ledger. When you read this information, you should also read the historical financial statements we are incorporating by reference in this document, including the notes to those financial statements.



     We derived the historical consolidated financial data in the table for fiscal years 1997 through 2001 from Ledger's historical consolidated financial statements audited by KPMG LLP, Ledger's independent public accountants. We derived the historical consolidated financial data in the table at and for the quarters ended June 30, 2000 and 2001 from Ledger's internally prepared unaudited financial statements for such periods. In the opinion of Ledger management, these unaudited historical consolidated financial statements reflect all adjustments, consisting of only normal recurring items, that are necessary for the fair presentation of financial position and results of operations for those periods.



     The financial information for the quarters ended June 30, 2001 and 2000 is included in Ledger's audited historical financial information for the years ended June 30, 2001 and 2000 but is separately stated herein to provide a basis for comparison to Anchor's financial information for its fiscal quarters ended June 30, 2001 and 2000 and for combining the two companies' financial results for these periods in the pro forma financial statements (see "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA" on page 48).


     Ledger's statements of income for fiscal years 1999 through 2001 and its balance sheets at June 30, 2000 and 2001 are incorporated into this document by reference. Ledger's statements of income for fiscal years 1997 and 1998 and its balance sheets at June 30, 1997, 1998 and 1999 and its unaudited financial statements at and for the quarters ended June 30, 2000 and 2001 are not incorporated into this document by reference.



                                     AT OR FOR THE QUARTER
                                        ENDED JUNE 30,               AT OR FOR THE FISCAL YEAR ENDED JUNE 30,
                                   -------------------------   ----------------------------------------------------
                                      2001          2000         2001       2000       1999       1998       1997
                                   -----------   -----------   --------   --------   --------   --------   --------
                                   (UNAUDITED)   (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)
SELECTED OPERATIONS DATA:
Total interest income...........    $  9,409      $ 10,180     $ 39,260   $ 38,982   $ 34,298   $ 32,227   $ 29,823
Total interest expense..........       6,386         6,955       27,674     26,023     22,814     21,586     20,210
                                    --------      --------     --------   --------   --------   --------   --------
Net interest income.............       3,023         3,225       11,586     12,959     11,484     10,641      9,613
Provision for loan losses.......         100           244          430        871        480        800        650
Non-interest income.............         726           348        2,110      1,231      2,082      1,208      1,028
Non-interest expense............       2,850         2,059        9,783      8,537      8,451      6,847      7,046
Income tax expense..............         294           435        1,209      1,537      1,505      1,403      1,026
                                    --------      --------     --------   --------   --------   --------   --------
Net income......................    $    505      $    835     $  2,274   $  3,245   $  3,130   $  2,799   $  1,919
                                    ========      ========     ========   ========   ========   ========   ========
SELECTED FINANCIAL CONDITION
  DATA:
Total assets....................    $506,920      $519,971     $506,920   $519,971   $469,659   $438,374   $409,820
Loans receivable, net...........     352,672       392,306      352,672    392,306    281,120    280,889    273,556
Securities available for sale...      92,979        74,259       92,979     74,259    100,468     66,445     29,518
Mortgage-backed and related
  securities....................      11,074        15,017       11,074     15,017     54,618     65,282     85,430
Cash and cash equivalents.......      22,926        16,559       22,926     16,559      8,599      8,184      8,755
Deposits........................     319,812       345,318      319,812    345,318    288,714    271,619    281,512
FHLB advances and other
  borrowings....................     141,108       132,040      141,108    132,040    129,519    117,059     92,073
Non-performing assets...........       5,988         2,984        5,988      2,984      3,281      1,435        643
Shareholders' equity............      36,208        33,596       36,208     33,596     34,496     33,453     29,672

                                     AT OR FOR THE QUARTER
                                        ENDED JUNE 30,               AT OR FOR THE FISCAL YEAR ENDED JUNE 30,
                                   -------------------------   ----------------------------------------------------
                                      2001          2000         2001       2000       1999       1998       1997
                                   -----------   -----------   --------   --------   --------   --------   --------
                                   (UNAUDITED)   (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)
SELECTED PER-SHARE DATA:
Earnings per share (basic)......    $   0.21      $   0.34     $   0.95   $   1.27   $   1.13   $   1.01   $   0.71
Earnings per share (diluted)....        0.20          0.33         0.92       1.23       1.10       0.97       0.68
Cash dividends per share........        0.05          0.05         0.20       0.15       0.00       0.00       0.00
Book value per share (basic)....       15.37         13.69        15.11      13.12      12.47      12.12      10.95
Book value per share
  (diluted).....................       14.86         13.33        14.65      12.75      12.10      11.61      10.55
SELECTED RATIOS:
Return on average assets........        0.40%         0.57%        0.45%      0.63%      0.67%      0.67%      0.48%
Return on average equity........        5.63          8.84         6.50       9.61       9.08       8.89       6.83
Net interest margin.............        2.49          2.42         2.35       2.60       2.52       2.63       2.48
Net interest spread.............        2.06          2.15         1.89       2.30       2.13       2.22       2.06
Shareholders' equity to total
  assets........................        7.14          6.46         7.14       6.46       7.34       7.63       7.24
Non-performing loans to gross
  loans.........................        1.20          0.45         1.20       0.45       0.81       0.49       0.22
Non-performing assets to total
  assets........................        1.18          0.57         1.18       0.57       0.70       0.32       0.16
Allowance for loan losses to
  non-performing loans..........       76.70        171.26        76.70     171.26     109.19     163.14     282.71

     SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA. The table on the next page shows summary unaudited pro forma financial information for the combined company for fiscal 2001 (ended March 31, 2001) and for the quarter ended June 30, 2001.



     We derived the pro forma balance sheets at June 30, 2001 by combining Anchor's unaudited balance sheet at June 30, 2001 with Ledger's audited balance sheet at June 30, 2001.



     We derived the pro forma statements of operations as follows:



-in the statement of operations for the most recent fiscal year, we combined
 Anchor's audited results for its fiscal year ended March 31, 2001 with Ledger's audited results for its fiscal year ended June 30, 2001; and



-in the statement of operations for the quarter ended June 30, 2001, we combined
 Anchor's unaudited financial results for the quarter ended June 30, 2001 with Ledger's unaudited results for the same period.



     When you read this information, you should also read the information under "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA" on page 48.



     The unaudited pro forma combined financial information and the related notes reflect the application of the purchase method of accounting. Under this method of accounting, the assets and liabilities of Ledger are adjusted to reflect the fair value of the assets and liabilities as of the purchase date and the resulting fair value adjustments become adjustments to their carrying value. The amount of the purchase price which exceeds the fair value of the assets and liabilities acquired and identifiable intangibles is recorded as goodwill and will be reviewed for impairment in future years.



     We are presenting two alternative sets of pro forma data, one of which assumes that none of the former Ledger shareholders will elect to receive cash instead of Anchor stock in exchange for their Ledger stock, and the other of which assumes that effective cash elections will be received for 20% of the outstanding Ledger shares.



     We anticipate that the merger will provide the combined company with financial benefits, including reduced operating expenses and opportunities to earn more revenue. These anticipated cost savings and benefits are not reflected in the pro forma information. See "-- Effects of the Merger" on page 5.



     The pro forma information, while helpful in illustrating the financial characteristics of the combined company, does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout these periods.

                                                  ASSUMES THAT NONE OF THE      ASSUMES THAT 20.0% OF THE
                                                LEDGER STOCK IS CONVERTED TO   LEDGER STOCK IS CONVERTED TO
                                                     CASH IN THE MERGER             CASH IN THE MERGER
                                                ----------------------------   ----------------------------
                                                  AT OR FOR      AT OR FOR       AT OR FOR      AT OR FOR
                                                 THE QUARTER     THE FISCAL     THE QUARTER     THE FISCAL
                                                    ENDED        YEAR ENDED        ENDED        YEAR ENDED
                                                  JUNE 30,       MARCH 31,       JUNE 30,       MARCH 31,
                                                    2001            2001           2001            2001
                                                -------------   ------------   -------------   ------------
                                                 (UNAUDITED)    (UNAUDITED)     (UNAUDITED)    (UNAUDITED)
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)
SELECTED OPERATIONS DATA:
Interest income...............................    $   65,922     $  267,064     $   65,922      $  267,064
Interest expense..............................        41,817        175,489         41,817         175,489
                                                  ----------     ----------     ----------      ----------
Net interest income...........................        24,105         91,575         24,105          91,575
Provision for loan losses.....................           310          1,375            310           1,375
Non-interest income...........................         5,745         15,613          5,745          15,613
Non-interest expense..........................        16,653         61,661         16,653          61,661
Income taxes..................................         4,632         15,544          4,632          15,544
                                                  ----------     ----------     ----------      ----------
Net income....................................    $    8,255     $   28,608     $    8,255      $   28,608
                                                  ==========     ==========     ==========      ==========
SELECTED FINANCIAL CONDITION DATA:
Total assets..................................    $3,699,820     $3,647,066     $3,692,185      $3,639,431
Investment securities.........................       150,790         97,736        150,790          97,736
Mortgage-related Securities...................       393,815        440,839        393,815         440,839
Loans receivable held for investment, net.....     2,786,746      2,771,527      2,786,746       2,771,527
Deposits......................................     2,524,778      2,441,521      2,524,778       2,441,521
Non-performing assets.........................        11,960         11,699         11,960          11,699
Stockholders' equity..........................       266,525        260,398        258,890         252,763
Average shares outstanding
  Basic.......................................    24,677,086     25,184,096     24,178,494      24,676,617
  Diluted.....................................    25,303,065     25,828,259     24,786,967      25,304,173
SELECTED PER-SHARE DATA:
  Earnings:
  Basic.......................................    $     0.33     $     1.14     $     0.34      $     1.16
  Diluted.....................................          0.33           1.11           0.33            1.13
Book value at end of period...................         11.63          10.25          11.57           10.06
Dividends paid................................          0.08           0.30           0.08            0.30
SELECTED RATIOS:
Dividend payout ratio.........................         24.24%         27.03%         24.24%          26.55%
Yield on earning assets.......................          7.67*          7.91           7.67*           7.91
Cost of funds.................................          5.07*          5.42           5.07*           5.42
Interest rate spread..........................          2.60*          2.49           2.60*           2.49
Net interest margin...........................          2.81*          2.72           2.81*           2.72
Return on average assets......................          1.01*          6.81           1.01*           6.81
Return on average equity......................         14.19*          9.64          14.19*           9.82
Average equity to average assets..............          7.13           7.06           7.13            6.93
Non-performing assets to total assets.........          0.32           0.32           0.32            0.32
Allowance for loan losses to total loans......          0.98           0.98           0.98            0.98


---------------

* Annualized.

     COMPARATIVE PER-SHARE DATA. The table below shows the earnings, book value and dividends per share for Anchor and Ledger both on an historical and a pro forma basis.



     We derived the Anchor and Ledger historical data from the same sources as the "Selected Financial Data" for the two companies appearing on pages 10 and 12, respectively.



     We derived the Anchor pro forma data by combining historical consolidated financial information of Anchor and Ledger for the above periods using the purchase method of accounting for business combinations, all on the basis described under "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA" on page 48.



     We derived the Ledger equivalent pro forma data by multiplying the Anchor pro forma data by the 1.10 exchange ratio.



     We are presenting two alternative sets of Anchor pro forma data and Ledger equivalent pro forma data, one of which assumes that none of the former Ledger shareholders will elect to receive cash instead of Anchor stock in exchange for their Ledger stock, and the other of which assumes that effective cash elections will be received for 20% of the outstanding Ledger shares.


     You should read the respective audited and unaudited historical consolidated financial statements and related notes of Anchor and Ledger incorporated by reference into this proxy statement/prospectus.



                                                     ANCHOR                                   LEDGER
                                      -------------------------------------    -------------------------------------
                                      AT OR FOR THE    AT OR FOR THE FISCAL    AT OR FOR THE    AT OR FOR THE FISCAL
                                      QUARTER ENDED         YEAR ENDED         QUARTER ENDED         YEAR ENDED
                                      JUNE 30, 2001       MARCH 31, 2001       JUNE 30, 2001       JUNE 30, 2001
                                      -------------    --------------------    -------------    --------------------
                                       (UNAUDITED)                              (UNAUDITED)
HISTORICAL DATA
  Earnings per share:
     Basic........................        $0.36               $1.19               $ 0.21               $ 0.95
     Diluted......................         0.35                1.16                 0.20                 0.92
  Book value per share............         9.92                9.63                15.37                15.11
  Dividends per share.............         0.075               0.30                 0.05                 0.20



                                    AT OR FOR THE QUARTER ENDED                   AT OR FOR THE FISCAL YEAR ENDED
                                           JUNE 30, 2001                                   MARCH 31, 2001
                            --------------------------------------------    --------------------------------------------
                             ASSUMES THAT NONE       ASSUMES THAT 20.0%      ASSUMES THAT NONE       ASSUMES THAT 20.0%
                            OF THE LEDGER STOCK     OF THE LEDGER STOCK     OF THE LEDGER STOCK     OF THE LEDGER STOCK
                            IS CONVERTED TO CASH    IS CONVERTED TO CASH    IS CONVERTED TO CASH    IS CONVERTED TO CASH
                               IN THE MERGER           IN THE MERGER           IN THE MERGER           IN THE MERGER
                            --------------------    --------------------    --------------------    --------------------
ANCHOR UNAUDITED PRO FORMA
  Earnings per share:
     Basic................         $ 0.33                  $ 0.34                  $ 1.14                  $ 1.16
     Diluted..............           0.33                    0.33                    1.11                    1.13
  Book value per share....          11.63                   11.57                   10.25                   10.16
LEDGER EQUIVALENT PRO
  FORMA
  Earnings per share:
     Basic................         $ 0.36                  $ 0.37                  $ 1.25                  $ 1.28
     Diluted..............           0.36                    0.36                    1.22                    1.24
  Book value per share....          12.79                   12.73                   11.28                   12.45
  Dividends per share.....           0.0825                  0.0825                  0.33                    0.33

MARKET PRICES AND DIVIDENDS

     Anchor stock is listed on Nasdaq under the trading symbol "ABCW." Ledger stock is listed on Nasdaq under the trading symbol "LEDG." The following table sets forth, for the quarters indicated, the range of the high and low sale prices of Anchor stock and Ledger stock, as reported on Nasdaq, and the dividends paid per share.


                                                             ANCHOR STOCK                     LEDGER STOCK
                                                     -----------------------------    -----------------------------
                                                      HIGH      LOW      DIVIDENDS     HIGH      LOW      DIVIDENDS
                                                     ------    ------    ---------    ------    ------    ---------
FISCAL 2000
  First Quarter (ended 6/30/99)..................    $19.81    $15.75     $0.0500     $12.13    $10.00         n/a
  Second Quarter (ended 9/30/99).................     20.00     15.75      0.0650      12.31     10.00     $0.0500
  Third Quarter (ended 12/31/99).................     16.63     15.00      0.0650      11.25      8.94      0.0500
  Fourth Quarter (ended 3/31/00).................     15.88     12.75      0.0700      10.50      8.50      0.0500
FISCAL 2001
  First Quarter (ended 6/30/00)..................    $16.50    $14.13     $0.0700     $11.25    $ 8.13     $0.0500
  Second Quarter (ended 9/30/00).................     16.75     14.81      0.0750      10.75      8.31      0.0500
  Third Quarter (ended 12/31/00).................     16.00     14.06      0.0750      11.06      9.75      0.0500
  Fourth Quarter (ended 3/31/01).................     16.75     12.88      0.0750      11.25      9.63      0.0500
FISCAL 2002
  First Quarter (ended 6/30/01)..................    $15.90    $13.12     $0.0750     $16.15    $10.00     $0.0500
  Second Quarter (ended 9/30/01)(1)..............     18.41     15.00      0.0825      19.61     16.00      0.0500


---------------

(1)Historical prices through September 10, 2001.



     Anchor and Ledger have, from time to time, engaged in open-market repurchases of their own stock pursuant to repurchase authorizations issued by their respective boards of directors. The merger agreement authorizes Ledger to repurchase up to 5% of its stock in the open market prior to completion of the merger, or a greater percentage with Anchor's consent. Anchor informally suspended its open-market repurchase program when merger negotiations resumed on February 23, 2001 (see "MATTER 1. THE MERGER -- Background of the Merger" on page 25), and this suspension continued in effect until June 21, 2001, which was three business days after public announcement of the merger. Ledger did not have an authorized share repurchase program in effect during this period. In accordance with applicable law and regulation, both Anchor and Ledger suspended their open-market repurchase programs as of September 10, 2001 and, assuming the merger is completed, such suspension by Anchor will remain in effect until the date that former Ledger shareholders can no longer elect to receive cash in lieu of Anchor stock pursuant to the merger (either by reason of the 45-day limitation or the 20% limitation, whichever is earlier, as discussed under "EXCHANGE PROCEDURES" on page 44). During the period from June 21, 2001 to September 10, 2001, Anchor repurchased 706,600 shares of Anchor stock in the open market at an average price of $17.262, and Ledger did not repurchase any shares of Ledger stock in the open market during that time period.



     During this period, neither party purchased the other party's stock in the open market. Anchor previously owned 89,100 shares of Ledger stock which it purchased from time to time for investment purposes.


     In the table below, we show the following prices for each of Anchor stock and Ledger stock:

- the average closing price for the 20 trading days immediately prior to the public announcement of the merger (after the markets closed on June 15, 2001);

- the closing price on June 15, 2001 (the date the merger agreement was executed); and


- the closing price on September 10, 2001, the most recent trading day for which it was practicable to obtain market price data prior to the printing of this proxy statement/prospectus.

     Also set forth below for each of those prices is the equivalent pro forma price of Ledger stock, which was determined by multiplying the applicable closing price of Anchor stock by the exchange ratio (1.10). Because the exchange ratio is fixed and because the market price of Anchor stock is subject to fluctuation, the market value of the Anchor stock that Ledger shareholders will receive in the merger may increase or decrease prior to and following the completion of the merger (except for those Ledger shareholders who elect to receive cash instead of Anchor stock). We urge you to obtain current market quotations.


                                                                                        LEDGER
                                                                ANCHOR     LEDGER     EQUIVALENT
                                                                 STOCK      STOCK     PRO FORMA
                                                                -------    -------    ----------
Average closing price for the 20 trading days prior to
  public announcement of the merger*........................    $15.120    $10.322     $16.632
Closing price on June 15, 2001..............................     14.780     10.250      16.258
Closing price on September 10, 2001.........................     16.250     17.550      17.875


---------------
* Includes June 15, 2001.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION


     We make forward-looking statements in this document, including statements about the financial condition, results of operations, plans, objectives, future performance and business of each company, as well as information relating to the merger. These statements generally include the following:

- statements relating to the cost savings and accretion to reported earnings Anchor expects to result from the merger;

- statements relating to revenue increases Anchor expects will result from the merger;

- statements relating to integration costs Anchor expects to incur in connection with the merger; and

- statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar words or expressions.

     These forward-looking statements are intended to qualify for the safe harbors from liability provided by the Private Securities Litigation Reform Act of 1995.

     Whether these forward-looking statements will prove accurate in the future will depend on many factors beyond our control. Some of the forward-looking statements made in this document are accompanied by specific cautionary factors. Other factors relate to the merger as well as to economic conditions in general and conditions affecting the financial services industry in particular, and factors pertaining to Anchor (and the combined companies after the merger) in particular. These include, among other things, the following factors and potential events:

FACTORS RELATING TO THE MERGER

- Anchor may not realize the expected cost savings from the merger in a timely manner, or at all, or it may incur additional or unexpected costs.

- Anchor may encounter greater than expected costs or difficulties related to the integration of our businesses or other businesses Anchor acquires.

- We may experience difficulties in obtaining regulatory approval of the merger.

- We may lose key personnel expected to manage the integration of the two companies.

FACTORS RELATING TO GENERAL ECONOMIC CONDITIONS AND CONDITIONS AFFECTING THE FINANCIAL SERVICES INDUSTRY

- There may be changes in general economic or political conditions following the merger.

- Competitive pressures in the industry or markets in which Anchor operates may increase following the merger.

- Interest rates may fluctuate, which could affect Anchor's cost of funds and/or interest income and reduce Anchor's net interest margin following the merger.

- Changes may occur in the securities markets following the merger that affect Anchor in adverse ways.

- Revenues following the merger may be lower than Anchor expects.

FACTORS PERTAINING TO ANCHOR


     We refer you to Anchor's Form 10-K for its fiscal year ended March 31, 2001 which is incorporated herein by reference, and in particular to the cautionary factors spelled out under "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in that document and other specific cautionary factors contained therein. See "WHERE YOU CAN FIND MORE INFORMATION" on page 92 to learn how you can obtain a copy of that document.


     Finally, Anchor's analyses of these risks and factors may be incorrect or the strategies Anchor has developed to address them may be unsuccessful. Because the future accuracy of these forward-looking statements depends on risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. We caution you not to place undue reliance on these statements, which speak only as of the date of this document or, in the case of any document incorporated by reference, the date of that document.

     All subsequent written and oral forward-looking statements attributable to Anchor or Ledger, or any person acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

                                  THE MEETING

PLACE, TIME AND DATE


     The annual meeting of Ledger's shareholders will be held on October 24, 2001, at 7:00 p.m. local time, at the Pettit National Ice Center, Hall of Fame Room, 500 South 84(th) Street, Milwaukee, Wisconsin. This proxy statement/prospectus is being sent to Ledger shareholders and is accompanied by an appointment form of proxy ("proxy") that is being solicited by the Ledger board of directors for use at the meeting or any adjournments or postponements thereof.



MATTERS TO BE CONSIDERED AT THE MEETING



     The purpose of the meeting is: (1) to consider and vote upon the approval and adoption of the merger described herein, providing for, among other things, the merger of Ledger with and into Anchor, with Anchor surviving the merger, and the conversion of Ledger stock into shares of Anchor stock; (2) to elect three directors to serve until consummation of the merger or, if the merger is not consummated, until the 2004 annual meeting of shareholders or until their successors have been elected and qualified; (3) the ratification of the appointment of KPMG LLP as independent auditors of Ledger for the fiscal year ending June 30, 2002 if the merger is not consummated, or for any such shorter period of time as may be called for or deemed necessary by Ledger; and (4) to act upon such other matters, if any, as may properly come before the meeting or any adjournments or postponements thereof, including proposals to adjourn the meeting to permit further solicitation of proxies if we have not received sufficient votes to approve the merger. However, if you vote "against" the merger, your shares will not be voted in favor of an adjournment to solicit further proxies for approval of the merger.


RECORD DATE


     The record date for determining the Ledger shareholders entitled to vote at the meeting is September 14, 2001. Only holders of record of Ledger stock at the close of business on that date are entitled to receive notice of and vote at the meeting or any adjournments or postponements thereof.


     Ledger shareholders should not send stock certificates for Ledger stock with their proxy cards. As described under "EXCHANGE PROCEDURES" on page 44, each Ledger shareholder will be provided with a Letter of Transmittal form for exchanging shares of Ledger stock, and should follow the instructions set forth therein.

SHARES OUTSTANDING; QUORUM


     As of September 14, 2001, there were 2,437,141 shares of Ledger stock outstanding. A majority of the outstanding shares of Ledger stock entitled to vote, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the meeting. A list of Ledger shareholders entitled to vote at the meeting is available for examination, during normal business hours, at Ledger's offices, 5555 North Port Washington Road, Glendale, Wisconsin, and will be available at the meeting.


VOTE REQUIRED


     The affirmative vote of holders of a majority of the outstanding shares of Ledger stock is required to approve the merger. A plurality of the votes cast at the meeting by the holders of shares of Ledger stock entitled to vote is required for the election of directors. A plurality vote means that the individuals who receive the largest number of votes, up to the maximum number of directors to be chosen at the meeting, will be elected as directors. Any shares not voted will have no effect on the election of directors provided that a quorum for the transaction of business is present at the meeting. The affirmative vote of the holders of a majority of the shares of Ledger stock present in person or by proxy at the meeting is necessary to ratify the appointment of KPMG LLP as independent auditors of Ledger. Each share of Ledger stock is entitled to one vote. As of the September 14, 2001 record date, Ledger directors and executive officers and their affiliates held

514,939 shares, or approximately 19.1%, of the Ledger stock entitled to vote at the meeting. Each of the directors and executive officers of Ledger has indicated that he intends to vote "FOR" approval of the merger.


HOW SHARES WILL BE VOTED

     Shares represented by a proxy will be voted at the meeting as specified in the proxy.

     PROXIES WITHOUT VOTING INSTRUCTIONS. If no instructions are indicated on a properly executed proxy, the shares represented thereby will be voted "FOR" the proposal to approve the merger, "FOR" the slate of directors nominated for election and "FOR" ratification of the appointment of KPMG LLP as independent auditors of Ledger. If any other matters are properly presented at the meeting for consideration, including, among other things, a motion to adjourn the meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment. However, if you vote "against" the merger, your shares will not be voted in favor of an adjournment to solicit further proxies for approval of the merger.

     All other matters to be considered at the meeting are considered "discretionary proposals" for which brokers and third-party nominees may vote proxies notwithstanding the fact that they have not received voting instructions from the beneficial owners of shares. Consequently, shares held by brokers and third-party nominees will be voted if and as voted by such brokers and third-party nominees.

     ABSTENTIONS. We will count a properly executed proxy marked "abstain" for purposes of determining whether there is a quorum, but the shares represented by that proxy will not be voted at the meeting. For the election of directors, abstentions will have no effect on the outcome because Ledger's directors are elected by a plurality of the votes cast. For all other matters to be voted on at the meeting, including approval of the merger, abstentions will be included in the number of shares voting on the matter. Consequently, if you mark your proxy "abstain," it will have the same effect as if you voted AGAINST the merger.

     BROKER NON-VOTES. Your broker will vote your shares for you only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. In accordance with the rules of the New York Stock Exchange, your broker cannot vote your shares of Ledger stock without specific instructions from you. Because the affirmative vote of the holders of a majority of the outstanding common stock of Ledger is required to approve of the merger, if you do not instruct your broker how to vote, it will have the same effect as if you voted AGAINST the merger. All other matters to be considered at the meeting are considered "discretionary proposals" for which brokers and third-party nominees may vote proxies notwithstanding the fact that they have not received voting instructions from the beneficial owners of shares. Consequently, shares held by brokers and third-party nominees will be voted if and as voted by such brokers and third-party nominees.

     OTHER MATTERS. Your proxy grants authority to the holders thereof to vote in their discretion on any other matters that may properly come before the meeting (or any adjournments or postponements thereof), including proposals to adjourn the meeting to permit further solicitation of proxies if we have not received sufficient votes to approve the merger. However, if you vote against the merger, your shares will not be voted in favor of an adjournment to solicit further proxies for approval of the merger. Ledger's management does not presently know of any matters to be brought before the meeting other than those matters described herein.

TELEPHONIC VOTING

     Ledger shareholders are able to vote their shares by telephone. Voting via the Internet is not available. The giving of a proxy via telephone will not affect your right to vote in person should you decide to attend the meeting.


- SHARES REGISTERED IN THE NAME OF THE SHAREHOLDER. Shareholders with shares registered directly with Firstar Bank, N.A. may vote their proxy telephonically by calling (877) 215-9164. Votes submitted by telephone must be received by 5:00 p.m., central time,

  October 23, 2001, including revised votes submitted by telephone.



- SHARES REGISTERED IN THE NAME OF A BROKERAGE FIRM OR BANK. A number of brokerage firms and banks are participating in a program provided through ADP Investor Communication Services that offers telephone voting alternatives. This program is different from the program offered by Firstar for telephonic voting of shares registered in the name of the shareholder. If your shares are held in an account at a brokerage firm participating in the ADP program, you may vote your shares telephonically by calling the telephone number referenced on your voting form. Votes submitted telephonically through the ADP program must be received by 5:00 p.m., central time, October 24, 2001.


HOW TO REVOKE A PROXY

     Granting a proxy either by returning the enclosed proxy card or voting by telephone will not prevent you from voting in person at the meeting or otherwise revoking your proxy.

     You may revoke a proxy (including a proxy given by telephone vote) at any time prior to the meeting by voting again by telephone to override your previous telephonic vote, or delivering a duly executed revocation or a proxy bearing a later date to Peter A. Gilbert, Executive Vice President and Corporate Secretary, 5555 North Port Washington Road, Glendale, Wisconsin 53217, or by giving notice of revocation in person at the meeting.

     In addition, your proxy will be considered revoked if you vote your shares in person at the meeting.

SOLICITATION OF PROXIES


     Ledger's board of directors is soliciting proxies from Ledger's shareholders for use at the meeting and will bear the cost of the solicitation of proxies from its shareholders. Anchor and Ledger will share equally the cost of printing and mailing this document. In addition to solicitation by mail, our directors, officers and employees may solicit proxies from shareholders by telephone, in person or through other means. These persons will not receive additional compensation, but they will be reimbursed for the reasonable out-of-pocket expenses they incur in connection with this solicitation. We will also make arrangements with brokerage firms, fiduciaries and other custodians who hold shares of record to forward solicitation materials to the beneficial owners of those shares. We will reimburse these brokerage firms, fiduciaries and other custodians for their reasonable out-of-pocket expenses in connection with this solicitation. D.F. King & Co., Inc. will assist in the solicitation of proxies by Ledger for a fee of $5,000, plus reimbursement of reasonable out-of-pocket expenses. Ledger will indemnify D.F. King & Co., Inc. against liabilities and expenses under federal securities laws and against other liabilities and expenses.


                                 THE COMPANIES

ANCHOR

     Anchor is a registered savings and loan holding company incorporated in Wisconsin engaged in the savings and loan business through its wholly owned banking subsidiary, AnchorBank, fsb. AnchorBank was organized in 1919 as a Wisconsin-chartered savings institution. On July 15, 1992, AnchorBank converted from a state-chartered mutual savings institution to a stock savings institution. As part of the conversion, Anchor acquired all of the outstanding common stock of AnchorBank.

     Anchor also has a non-banking subsidiary, Investment Directions, Inc., which invests in limited partnerships. In March 1997, Investment Directions, Inc. created a subsidiary, Nevada Investment Directions, Inc., which invests in limited partnerships and real estate held for development.

     AnchorBank has 49 full-service offices and three lending-only facilities in 37 Wisconsin cities, primarily serving markets in and around Madison, Wisconsin and throughout southern, southwestern, and the Fox Valley region of northeastern Wisconsin. AnchorBank blends an interest in the consumer and small business markets with the willingness to expand its numerous checking, savings and lending programs to meet customers' changing financial needs. AnchorBank offers checking, savings, money market accounts, mortgages, home equity and other consumer loans, student loans, credit cards, annuities and related consumer financial services. AnchorBank also offers banking services to businesses, including checking accounts, lines of credit, secured loans and commercial real estate loans.

     AnchorBank has three wholly owned subsidiaries. Anchor Investment Services, Inc. offers securities and annuities to AnchorBank's customers and other members of the general public. ADPC Corporation holds and develops some of AnchorBank's foreclosed properties. Anchor Investment Corporation was formed for the purpose of managing a portion of AnchorBank's investment portfolio (primarily mortgage-related securities). All of AnchorBank's subsidiaries, except Anchor Investment Corporation, are Wisconsin corporations.

     The executive offices of Anchor and AnchorBank are located at 25 West Main Street, Madison, Wisconsin 53703, and its main telephone number is (608) 252-8700.


     Additional information regarding Anchor and AnchorBank is included in Anchor's 2001 Annual Report on Form 10-K and other reports that Anchor has filed with the SEC which are incorporated by reference into this proxy statement/ prospectus. Please see "WHERE YOU CAN FIND MORE INFORMATION" on page 92 for additional information on how to find these documents.


LEDGER

     Ledger Capital Corp. is a holding company incorporated under the laws of the State of Wisconsin and is engaged in the financial services business through its wholly owned subsidiary, Ledger Bank, S.S.B., a Wisconsin state-chartered stock savings bank headquartered in Milwaukee, Wisconsin. Ledger's initial public offering was consummated in December 1993, and Ledger acquired all of the outstanding common stock of Ledger Bank issued in the mutual-to-stock conversion of Ledger Bank on December 30, 1993.

     Ledger Bank has four full-service offices and one limited-service office, all of which are located in the Milwaukee-metropolitan area. Ledger has primarily focused on (1) the origination and purchase of mortgage loans (principally loans secured by one-to-four family owner-occupied homes) within and outside of Ledger's primary lending area, (2) the purchase of mortgage-backed and related securities, and (3) the origination and purchase of commercial real estate and business loans within and outside of Ledger's primary lending area. Ledger Bank has two wholly owned subsidiaries. Ledger Investments, Inc., a Wisconsin corporation, offers securities, mutual funds, annuities and life insurance products by licensed investment brokers. Ledger Investment Corp., a Nevada corporation, was organized to manage a portion of Ledger Bank's investment portfolio.

     In addition to Ledger Bank, Ledger Financial, Inc., a Wisconsin corporation, is a wholly owned subsidiary of Ledger that originates loans from third-party commercial real estate brokers on a non-exclusive basis and acts as the lender of record until the loan is sold without recourse.

     The executive offices of Ledger and Ledger Bank are located at 5555 North Port Washington Road, Glendale, Wisconsin 53217, and their main telephone number is (414) 290-7900.


     Additional information regarding Ledger and Ledger Bank is included in Ledger's 2001 Annual Report on Form 10-K, which is being delivered herewith, and other reports that Ledger has filed with the SEC which are incorporated by reference into this proxy statement/prospectus. Please see "WHERE YOU CAN FIND MORE INFORMATION" on page 92 for additional information on how to find these documents.

                              MATTER 1. THE MERGER

GENERAL INFORMATION ABOUT THE MERGER


     The merger agreement provides for the merger of Ledger with and into Anchor. Under the terms of the merger agreement, each share of Ledger stock issued and outstanding immediately prior to the effectiveness of the merger will (except as otherwise provided below) be canceled and converted into the right to receive cash in lieu of any fractional shares plus, either 1.10 shares of Anchor stock, or an amount of cash equal to 1.10 multiplied by the closing price of Anchor stock on the date the merger becomes effective. However, the merger agreement also provides that a maximum of 20% of the Ledger stock may be exchanged for cash (the "cash election"). If, at the end of the day that the total cash elections exceed 20%, the cash elections do not exceed more than 20.1%, then the full 20.1% will be honored. If at the end of such day, the total cash elections exceed 20.1%, then the cash elections received on that day will be reduced proportionately so that the total cash elections equal 20% of the Ledger stock outstanding at the effective time. Additionally, the merger agreement provides for a cash election termination date which is 45 days after the date that the Letters of Transmittal containing instructions for exchanging the shares of Ledger stock are sent to Ledger shareholders. Any cash elections received after such date shall be disregarded and treated as an election to receive shares of Anchor stock.



     Based upon the exchange ratio and the average closing price of Anchor stock for the 20 trading days immediately prior to the public announcement of the merger agreement on June 15, 2001 ($15.12 per share), each share of Ledger stock would have been converted into Anchor stock with a value of $16.632, which represented a 61.1% premium over the average closing price of Ledger stock for the 20 trading days immediately prior to the public announcement of the merger agreement ($10.322). On June 15, 2001, based upon the exchange ratio and that day's closing price of Anchor stock ($14.76 per share), each Ledger share would have been converted into Anchor stock with a value of $16.26, which represented a 58.6% premium over the closing price of Ledger stock on that date ($10.25). On September 10, 2001, based upon the exchange ratio and that day's closing price of Anchor stock ($16.25 per share), each Ledger share would have been converted into Anchor stock with a value of $17.875. At the completion of the merger, the Anchor stock received in exchange for Ledger stock may have a market value that is greater or less than these amounts depending on the market price of Anchor stock at that time.



     Based upon the number of shares of Anchor stock and Ledger stock outstanding on September 10, 2001, following the merger, former shareholders of Ledger will hold between approximately 8.7% of the outstanding Anchor stock (assuming 20% of the Ledger stock is converted to cash in the merger) and approximately 10.6% of the outstanding Anchor stock (assuming no cash elections are made). At that same date, following the merger, the pre-merger Anchor shareholders will hold between approximately 91.3% of the outstanding Anchor stock after the merger (assuming 20% of the Ledger stock is converted to cash in the merger) and approximately 89.4% of the outstanding Anchor Stock (assuming no cash elections are made).



     Throughout this proxy statement/prospectus, we use information (including Anchor and Ledger closing stock prices) as of September 10, 2001 as the basis for providing you with certain information about Anchor, Ledger and the merger. September 10 was the most recent trading day for which it was practicable to obtain market price data prior to the printing of this proxy statement/ prospectus, in part because the September 11, 2001 terrorist attacks on the United States caused the major stock exchanges, including Nasdaq, to close. At the time of printing this proxy statement/prospectus, we cannot predict what the effect of the attacks or the closing of the stock exchanges will be on financial markets in general or on Anchor's or Ledger's stock prices in particular. Therefore, we cannot assure you that these prices will not be materially lower or higher than shown, either immediately after the stock exchanges reopen or at any time thereafter, including the time we complete the merger.


     The discussion in this document of the merger and the description of the principal terms and conditions of the merger agreement and the merger are subject to and qualified in their entirety by reference to the merger agreement. A copy of the merger agreement is attached to this document as Appendix A and is incorporated herein by reference. See "THE MERGER AGREEMENT" on page 36.


BACKGROUND OF THE MERGER

     The past several years have been a period of substantial and rapid change in the financial services industry characterized by increasing consolidation, intensified competition and continued growth through acquisition by many of the larger national and regional banking organizations. Since Ledger's conversion from a mutual institution to a stock institution in December, 1993, Ledger's board of directors has regularly reviewed available strategic alternatives and taken steps to maintain and improve Ledger's long-term competitive position and profitability in the face of changing regulatory and market conditions.

     While the Ledger board has regularly reviewed its options and business strategies to enhance Ledger Bank's position, there were growing concerns among board members and management for the past two fiscal years as to (1) Ledger Bank's ability to continue to compete with larger institutions within the Milwaukee-metropolitan area, and (2) the perceived failure of Ledger stock to be valued as fully as that of its peers by the marketplace. These concerns were specifically discussed at a Ledger board meeting held on February 29, 2000, with the Ledger board authorizing Mr. Smessaert to work with Ledger's regular investment banker, William Blair & Company, L.L.C. ("Blair"), to explore possible strategic options. The board also authorized Mr. Smessaert and Mr. Zellmer, a Ledger board member, to approach Anchor regarding a possible transaction, since previous analyses both internally and by Blair had indicated that Anchor's size, lack of a Milwaukee, Wisconsin market presence and relative stock performance made Anchor both a likely and attractive merger partner for Ledger.

     Subsequent to receipt of that authorization, Messrs. Smessaert and Zellmer contacted Mr. Timmerman of Anchor in early March of 2000 to arrange an initial meeting. That initial meeting with Mr. Timmerman was held on March 17, 2000, with discussions focusing on the possible strategic and market benefits of a merger and on what steps might be taken to pursue further discussions and to address pricing issues. Mr. Smessaert and Mr. Timmerman met again on April 6, 2000 to discuss their respective organizations, at which time they had initial preliminary discussions on possible pricing. Following the April 6, 2000 meeting with Anchor, Ledger contacted Blair to discuss with them what might represent a fair value for Ledger stock under current market conditions. On April 7, 2000, Mr. Timmerman contacted Mr. Smessaert and suggested exploring a transaction based on a share exchange ratio that would provide Ledger shareholders with $14.50 of Anchor stock for each outstanding share of Ledger stock.

     Subsequent to the April 7, 2000 discussion, and based on further internal analysis and consultation with Blair, the Ledger board was initially concerned that the pricing proposed by Anchor was too low and that the interests of Ledger shareholders might be better served by remaining independent and by Ledger seeking to add shareholder value through its own operations. Nonetheless, Ledger agreed to allow Anchor to conduct limited due diligence at Ledger's offices, beginning with discussions of operations issues at an April 15, 2000 meeting between Messrs. Smessaert and Gilbert of Ledger and Mr. Timmerman and several additional members of Anchor's management team. On April 20, 2000, Mr. Timmerman spoke, at Mr. Smessaert's request, with Blair regarding pricing and, more specifically, about Ledger's concerns as to the appropriateness of the proposed price. While price remained an issue, Ledger entered into a Confidentiality Agreement with Anchor on April 24, 2000 in order to facilitate additional due diligence.

     Mr. Smessaert reported regularly to the Ledger board on the status of discussions with Anchor, reporting specifically at a May 23, 2000 meeting regarding his ongoing concerns relative to the proposed pricing. The Ledger board agreed with Mr. Smessaert's concerns and when Mr. Smessaert raised them with Mr. Timmerman on June 6, 2000, it became apparent to the parties that they would be unable to reach any agreement on price. The parties concluded their discussion by agreeing they might resume discussions in the future if circumstances were to change.

     After the discontinuance of discussions, Ledger proceeded with its planned name change for the company and the bank, with the opening of its Glendale retail facility, and with other steps its board and management believed were necessary to implement a strategy of continued independence. There were no further discussions from June 8, 2000 until February 23, 2001.


     After a more than eight-month hiatus, and after discussing the matter with selected members of Anchor's board, Mr. Timmerman contacted Mr. Smessaert on February 21, 2001 to see if Ledger might have an interest in reopening discussions. A telephone poll of Ledger directors conducted the next day indicated that there was some continuing interest and Mr. Smessaert agreed to meet with Mr. Timmerman on February 23, 2001. At the February 23, 2001 meeting, the parties agreed that circumstances had changed since their earlier meetings, because of changes in the interest rate environment, the institutions' relative interest rate risk positions and the general market for thrift stocks. After a discussion of the current status of the operations of the respective institutions, the parties reopened discussions regarding the potential for a merger transaction. The parties focused on pricing in their initial discussion, with Mr. Smessaert indicating that, based upon Ledger's internal valuation analysis, Ledger shareholders would need to receive consideration in the range of $16.00 per share in order to consider a transaction. The parties agreed that an exchange ratio of 1.07 shares of Anchor stock for each share of Ledger stock would approximate the $16.00 per share value desired for Ledger shareholders and a possible transaction should be explored on that basis to see if the exchange ratio were one that appeared appropriate after due diligence and that the parties' financial advisors could conclude was fair from a financial point of view.


     Following the February 23, 2001 meeting, Ledger formally retained Blair, entering into an engagement letter with them on February 26, 2001. During its evaluation process, Blair provided Ledger with ongoing verbal, conditional, pricing advice, which continued until April 19, 2001, at which time Blair provided its first formal written modeling results to Ledger indicating that a
1.07 exchange ratio appeared to represent a reasonable valuation under current conditions. After reviewing and discussing the valuation parameters being utilized by Blair, Ledger constructed its own internal valuation models, which also supported a 1.07 exchange ratio as reasonable.

     Mr. Smessaert and Mr. Timmerman had a number of further discussions regarding the possible merger, with those discussions proving sufficiently productive for the parties to arrange a meeting between the principals and their respective attorneys and accountants to explore what terms might be included in a merger agreement. On March 13, 2001, the parties and their advisors met and reached agreement on many of the previously unresolved, non-price related issues. Mr. Smessaert provided the Ledger board with a summary of the results of the meeting at the board's regularly scheduled March 23, 2001 meeting. Similarly, Mr. Timmerman summarized the results of that meeting for certain members of Anchor's board at a March 22, 2001 AnchorBank board of directors meeting.


     Subsequent to the March 23, 2001 Ledger board meeting, Ledger discovered an error in its financial statements for its fiscal year ending June 30, 2000 and the first two quarters of its then current fiscal year. The error resulted from an inadvertent erroneous set-up of certain loans in the bank's outsourced data processing system, resulting in the underaccrual of interest income on such loans. The effect of the restatement for the fiscal year ended June 30, 2000 was an increase in interest income of $543,000, an increase in non-interest expense of $146,000 and an increase in net income of $241,000 or $0.09 per share. The effect of the restatement for the six months ended December 31, 2000 was an increase in interest income of $314,000 and an increase in net income of $190,000 or $0.07 per share. In light of the earnings restatement (which resulted in an increase in Ledger's book value per share) and a decrease in the market value of Anchor's shares during April 2001 to the $13.00 range, Mr. Smessaert, Blair, and the Ledger board had become concerned that a 1.07 exchange ratio could result in Ledger shareholders receiving less than fair value for their shares. At an April 24, 2001 meeting of the Ledger board, Mr. Smessaert reported specifically on these developments and on their possible effect on Blair's fairness opinion.


     The impact of the revised earnings on the proposed exchange ratio was discussed in detail at the April 24, 2001 Ledger board meeting, at which time the Ledger board also reviewed in detail the proposed quarterly earnings press release incorporating the earnings restatement. That press release was issued on April 25, 2001. As a result of the deliberations at the April 24, 2001 Ledger board meeting, Mr. Smessaert approached Mr. Timmerman on April 25, 2001 and requested that they reopen discussions on the exchange ratio. Mr. Timmerman reluctantly agreed and a series of phone negotiations followed between Mr. Smessaert and Mr. Timmerman.

     During these discussions, Mr. Smessaert maintained almost daily contact with Blair, legal counsel, and with the Ledger directors, to be certain that everyone was apprised as to the status of discussions and to obtain their input into the process. Mr. Timmerman remained in contact with Anchor's advisors and selected members of Anchor's board and Anchor management who, assisted by Anchor's legal counsel, conducted additional due diligence of Ledger.

     As a result of these intensive price discussions, which included preparation by Blair of a number of comparisons showing the effect that various changes in the proposed exchange ratio might have relative to the accretion or dilution of Anchor's book value and earnings per share, the parties agreed on May 3, 2001 (subject to approval by their respective boards of directors and to the receipt of fairness opinions) to increase the exchange ratio from 1.07 shares of Anchor stock for each share of Ledger stock to an exchange ratio of 1.10.

     On May 16, 2001, Messrs. Smessaert and Gilbert, together with legal counsel and a representative from Blair, conducted due diligence at Anchor's offices in Madison, Wisconsin, reviewing Anchor board minutes, loan files, and interviewing members of Anchor's senior management. Following satisfactory completion of due diligence, the principals and their respective counsel undertook to negotiate the remaining non-pricing issues that needed to be resolved in order to prepare a final draft of the definitive agreement. Legal counsel attended Ledger's regularly scheduled April 24, 2001 board meeting, distributing copies of the most recent draft of the agreement to the directors, commenting on various provisions and highlighting those few remaining issues which still needed to be resolved.

     The Ledger board met on June 7, 2001 with Mr. Smessaert providing a full report on the discussions with Anchor and with presentations being made by (1) Blair, relative to the fairness of the proposed merger consideration from a financial point of view, and (2) legal counsel, regarding changes made to the draft agreement since the prior board meeting. Following extensive discussion, the Ledger board approved the proposed merger with Anchor, subject to the ability of management and counsel to negotiate a number of non-pricing issues that still required clarification and to receipt of a written fairness opinion from Blair.


     Anchor's board met on June 13, 2001 and approved the merger agreement, subject to satisfactory negotiation of some remaining issues, after receiving presentations from Anchor management, legal counsel, and Anchor's financial advisor. See "-- Reasons for the Merger; Determination of Anchor's Board of Directors" on page 30.


     The principals and their respective counsel continued to negotiate with respect to the remaining issues by phone on June 12, 13 and 14, reaching final agreement on June 14, 2001. Ledger and Anchor then executed the definitive agreement on June 15, 2001. On June 15, 2001, following the close of the markets, the parties issued a joint press release announcing the execution of the merger agreement and Ledger announced the execution of the merger agreement to Ledger employees.

REASONS FOR THE MERGER; LEDGER BOARD RECOMMENDATION

     In reaching a determination at its June 7, 2001 meeting to recommend the merger, the Ledger board of directors consulted with Michael Best & Friedrich LLP, Ledger's outside legal counsel, with respect to the legal duties of the Ledger board of directors, regulatory matters, tax matters, the merger agreement and related issues. The Ledger directors also consulted with Blair, Ledger's financial advisor, with respect to financial aspects of the transaction and the fairness of the merger consideration from a financial point of view. In addition, Ledger's board of directors consulted with senior management on all of the foregoing issues as well as on more conceptual issues and advantages of the proposed merger. Ledger's board of directors considered a number of factors, without assigning any specific or rela-tive weight to the consideration of such factors. Material factors considered included:


- information concerning the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of Ledger and Anchor, both individually and combined as a single entity. In particular, the Ledger board focused on the strategic fit of the business lines, the operating philosophies of the two institutions, and on the experience and depth of Anchor's management, Anchor's asset quality and diversity, and its existing interest rate gap and margins;



- the advantages of a combination with a Wisconsin-based institution, which would, through a merger, obtain a Milwaukee-metropolitan market presence without creating concerns as to undue market concentration, as well as the opportunities for increased efficiencies and cost savings that a combination within the Wisconsin market could be expected to provide (potentially resulting in increased profitability of the combined entity over time as opposed to a possible out-of-market business combination);


- the current and prospective economic and competitive environments facing Ledger and other financial institutions of its size, characterized by intensifying competition from both banks and nonbank financial services organizations, particularly within the Milwaukee market, and the growing costs associated with regulatory compliance in the banking industry;

- the high costs of technology and the cost of new facilities that might be required to grow deposits in light of the fact that deposit growth for Ledger and the banking industry in general has been difficult and given that certain funding limitations would be likely to hamper Ledger's long-term asset growth;

- the belief that following the merger, Anchor would be well-positioned to grow through possible future acquisitions or expansions, while at the same time not being so large as to reduce its own attractiveness as a possible acquisition candidate;

- the belief that the merger would result in shareholders of Ledger receiving stock in a high-quality combined company, whose stock would offer considerably greater liquidity than shares of Ledger, and that the shareholders should further benefit from the enhanced operating efficiencies and better penetration of consumer banking and commercial markets likely to be achieved by a combined entity;


- the opinion by Blair that, as of the date of such opinion, the merger consideration is fair from a financial point of view to the holders of Ledger stock (see "-- Opinion of Ledger's Financial Advisor" on page 29);


- a comparison of the legal terms of the merger agreement and the other documents relating to the merger to the terms customarily seen in similar transactions;

- the ability of Ledger and Anchor to complete the merger, including the likelihood of obtaining necessary regulatory approvals and the obligations of both companies to attempt to obtain those approvals;


- the impact of the merger on Ledger's employees in terms of working environment and career opportunities, as well as layoffs, that would likely result from a transaction with Anchor; and


- the impact on Ledger's depositors and customers in terms of the wider range of products and services that will be available from a strong and sound combined institution, and the enhanced strength and accessibility available to such customers and depositors through the combined Wisconsin franchise.

     Ledger's board of directors also considered a variety of risks and other potentially negative factors concerning the merger, including:

- the fact that the merger agreement does not provide for any adjustment to the exchange ratio and that, as a result, the value of the Anchor stock that would be received by Ledger shareholders in the merger could be less than such value as computed on the date Ledger's board approved the merger agreement due to fluctuations in the market price of Anchor stock. This risk was mitigated, in the view of Ledger's board of directors, by the fact that the merger agreement allows Ledger to terminate its obligation to complete the merger if Anchor's stock price, relative to the average price of a select group of midwestern thrifts, drops below a specified level prior to closing (see "THE MERGER AGREEMENT -- Price Condition" on page 41) and by the fact that an increase in the market value of Anchor stock could result in the value of Anchor stock received by Ledger shareholders being greater than as computed on the date Ledger's board approved the merger agreement;


- the fact that the merger brings Anchor into the Milwaukee-metropolitan market with which it is relatively unfamiliar and in which it has not previously competed. Ledger's board believed that this risk was outweighed by the possibility that expansion in the Milwaukee marketplace could provide new sources of business to Anchor and result in increased value to Ledger shareholders being realized as a result of Anchor's expansion;


- that Anchor, through its wholly owned subsidiaries, had total investments of approximately $48.6 million in real estate held for development in California, Florida and Texas at March 31, 2001, and has recorded $0.4 million in losses related to such investments in fiscal 2001. In considering Anchor's real estate development activities, the Ledger board discussed whether Anchor may eventually incur additional losses in connection with such activities. Ledger's board reviewed and considered these risks and believed that the risks were outweighed by the overall historical and prospective financial performance of Anchor;


- that the interests of some Ledger officers and directors with respect to the merger may in some degree differ from or conflict with the interests of the shareholders of Ledger. The interests of these officers and directors are described below under "-- Interests of Members of Ledger's Board of Directors and Management in the Merger" on page 31; and



- that the stock option granted to Anchor by Ledger in certain situations involving a competing offer may deter third parties from proposing an alternative transaction that may be more advantageous to Ledger shareholders, which Ledger's board felt was offset by Ledger's ability to terminate its obligation to complete the merger if Blair was unable to issue an update to its fairness opinion as of the time of mailing of these proxy materials.



     The foregoing discussion of the information and factors considered by Ledger's board of directors is not intended to be exhaustive but includes the material factors considered by the Ledger board. Throughout its deliberations, the Ledger board received the advice of its outside legal counsel. After deliberating with respect to the merger and the other transactions contemplated by the merger agreement, considering, among other things, the information and factors described above (including reliance on the opinion of Blair), Ledger's board concluded that the merger is fair to, and in the best interest of its shareholders. In reaching this conclusion, Ledger's board did not assign relative or specific weights to the above information and factors or determine that any information or factor was of particular importance. A determination of various weightings would, in the view of the Ledger board of directors, be impractical. Rather, Ledger's board viewed its position and recommendations as being based on the totality of the information and factors presented to and considered by it. In addition, individual members of Ledger's board may have given different weight to different information and factors.


     FOR THE REASONS DESCRIBED ABOVE, LEDGER'S BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, LEDGER'S SHAREHOLDERS. ACCORDINGLY, LEDGER'S BOARD UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT THE SHAREHOLDERS OF LEDGER VOTE "FOR" APPROVAL OF THE MERGER.

OPINION OF LEDGER'S FINANCIAL ADVISOR

     Ledger selected Blair based on its experience, expertise, and familiarity with Ledger and its business. Blair has been engaged in the investment-banking business since 1935 and continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations, and similar transactions.


     In connection with Blair's engagement, Ledger asked Blair to evaluate the fairness of the merger consideration to Ledger's shareholders from a financial point of view. At the June 7, 2001 meeting of the Ledger board to evaluate the


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


merger, Blair orally informed the Ledger board that Blair was prepared to deliver a written opinion as to the fairness of the merger consideration to Ledger's shareholders from a financial point of view upon execution of the merger agreement. On June 15, 2001, the date of the merger agreement, Blair delivered its written opinion to the Ledger board that, as of June 15, 2001, and based upon and subject to various matters set forth in its opinion, the merger consideration was fair to Ledger's shareholders from a financial point of view. Blair has also delivered an updated opinion to the Ledger board dated as of the mailing date of this proxy statement/prospectus.


     Ledger did not impose any limitations upon the scope of investigation or procedures followed by Blair in connection with its opinion, nor did Ledger give Blair any specific instructions in connection with its opinion. The merger consideration was determined through arm's-length negotiations between Ledger and Anchor. Ledger did not request Blair to, nor did Blair, participate in the negotiation and structuring of the merger or seek alternative participants for the proposed merger.

     Appendix B, which we incorporate into this proxy statement/prospectus by reference, summarizes additional background of Blair's fairness opinion, and we urge you to read it carefully. We have attached Blair's updated opinion as Appendix C to this proxy statement/prospectus and incorporate it herein by reference. You should read Blair's opinion completely, along with the summary in Appendix B, to understand the assumptions made, procedures followed, matters considered, and limitations of the review undertaken by Blair in providing its opinion.


     Blair's opinion was provided for the use and benefit of Ledger's board of directors and addresses only the fairness of the merger consideration to Ledger shareholders from a financial point of view. Blair's opinion does not address the merits of Ledger's underlying decision to engage in the merger nor does it constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the proposed merger. The summary of Blair's opinion in Appendix B to this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.



     Ledger retained Blair by engagement letter agreement dated February 26, 2001 to render certain limited investment-banking services in connection with a possible business combination of Ledger with Anchor. In connection with this engagement, Ledger paid Blair a cash fairness opinion fee of $75,000 following delivery of its June 15, 2001 fairness opinion, and upon delivery of its updated opinion as of the mailing date of this proxy statement/prospectus, will pay Blair an additional cash fairness opinion fee equal to $25,000. Further, in the engagement letter Ledger agreed to reimburse Blair for its out-of-pocket expenses reasonably incurred in connection with its engagement and to indemnify Blair against certain liabilities, including liabilities under securities laws.


REASONS FOR THE MERGER; DETERMINATION OF ANCHOR'S BOARD OF DIRECTORS

     At a meeting on June 13, 2001, Anchor's board of directors unanimously approved the merger. In reaching its determination, Anchor's board consulted with Anchor management, as well as its financial and legal advisors, and considered the following material factors, each of which supported the board's recommendation:

- the long-term interests of Anchor and its shareholders, as well as the interests of Anchor employees, customers, creditors, suppliers and the communities in which Anchor operates;

- information concerning the business, earnings, operations, financial condition and prospects of Anchor and Ledger, both individually and on a combined basis;


- that the merger provides Anchor with opportunities to enhance revenue and profitability through mortgage, commercial and consumer loan growth in the Milwaukee-metropolitan area markets currently served by Ledger, which have not previously been directly served by Anchor, through the marketing of the expanded menu of services and products Anchor currently offers to its customers;


- a presentation made by Mr. Michael Iannaconne of Howe Barnes Investments as to the fairness of the merger to Anchor;

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

- the opportunity to leverage economies of scale and operating efficiencies and realize a portion of the anticipated $2.5 million (pre-tax) in cost savings through the consolidation of accounting, data processing, retail and lending support and other functions, offset by the anticipated increase in marketing expenses to take advantage of Ledger's presence in the Milwaukee-metropolitan market, resulting in expected accretion to earnings in fiscal 2003 of approximately 4 cents to 6 cents per share;

- the terms of the merger agreement, including that the merger will be a tax-free reorganization for federal income tax purposes;

- the recent and historical trading prices of Ledger stock and Anchor stock relative to those of other industry participants, and the potential for appreciation in the value of Anchor stock following the merger;


- that current Anchor shareholders would continue to own approximately 90% of the combined company immediately following the merger and that Anchor shareholder approval would not be required to complete the merger;


- the ability to consummate the merger, including, in particular, the likelihood of obtaining regulatory approvals and the terms of the merger agreement regarding the obligations of both companies to pursue such regulatory approvals; and

- the measures taken by the parties to provide reasonable assurance to each other that the merger will occur, including the effects of the stock option granted by Ledger which enable Anchor, under limited circumstances, to acquire up to 19.9% of Ledger's stock if Ledger agrees to merge with or be acquired by another party and the potential effect that the stock option agreement may have on the ability of other parties to make competing business combination proposals to Ledger.


     Anchor's board of directors also considered a variety of inherent risks and other potentially negative factors in considering the merger. In particular, Anchor's board considered the risks associated with integrating Ledger's operations with Anchor's existing operations (including the loss of key personnel of Ledger); difficulty in integrating corporate, accounting, financial reporting and management information systems; and strain on existing levels of personnel to operate Ledger's business.


     Anchor's board of directors did not receive a quantitative analysis of all of the factors listed above. However, based on the foregoing, and the recommendation of management, Anchor's board concluded that the anticipated benefits of the merger outweighed the possible detriments. Based on these factors, Anchor's board of directors approved the merger consideration of 1.10 shares of Anchor stock for each share of Ledger common stock issued and outstanding.

     The foregoing discussion is not intended to be exhaustive but includes the material information and factors considered by Anchor's board of directors in its consideration of the merger. In view of the wide variety of factors considered, Anchor's board did not assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of Anchor's board may have given different weights to different factors.

INTERESTS OF MEMBERS OF LEDGER'S BOARD OF DIRECTORS AND MANAGEMENT IN THE MERGER


     When considering the recommendations of Ledger's board of directors, you should be aware that some executive officers of Ledger and members of the Ledger board may have interests in the merger that are different from, or in addition to, your interests. These interests may create potential conflicts of interests. The Ledger board was aware of these interests when they approved the merger and the merger agreement. Except as described below, to the knowledge of Ledger, the executive officers and directors of Ledger do not have any material interest in the merger, apart from their interests as Ledger shareholders.


     BUYOUT OF EMPLOYMENT CONTRACTS. The following executive officers of Ledger have rights to receive change-in-control payments under their employment agreements with Ledger: Mr. James D. Smessaert, President and Chief Executive Officer; Mr. Peter A. Gilbert, Executive Vice President, Chief Operating Officer and Corporate Secretary; Mr. Arthur E. Thompson, Treasurer and Senior

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


Vice President; Ms. Elizabeth S. Borst, Senior Vice President Sales & Marketing; and Ms. Shelly Olejniczak, Vice President Human Resources. In connection with the merger, Anchor has agreed to make the change-in-control payments to these executive officers under their employment agreements consisting of cash severance payments in the amount of approximately $2.2 million together with additional cash payments (currently estimated to be approximately $1.2 million) to reimburse them for certain federal and state taxes they will pay on the total value of their change-in-control related benefits, pursuant to Sections 280G and 4999 of the Internal Revenue Code. Pursuant to such arrangements, Messrs. Smessaert, Gilbert, Thompson, Ms. Borst and Ms. Olejniczak will receive cash severance payments in the amounts of $754,223, $615,332, $347,417, $256,683 and
$237,325, respectively, and the estimated cash payments to be paid to Messrs. Smessaert and Gilbert for tax reimbursements are $456,376 and $779,059, respectively. Pursuant to the terms of their employment agreements, Mr. Thompson, Ms. Borst and Ms. Olejniczak are not eligible to receive any tax reimbursement payments. Anchor will make such payments even though Mr. Thompson, Ms. Borst and Ms. Olejniczak will be offered employment and may continue as "at will employees" of Anchor for some time after the merger.


     ACCELERATED VESTING OF STOCK OPTIONS. Outstanding but unvested options under Ledger's stock option plans (including options held by directors and executive officers) will automatically vest according to their terms upon the approval of the merger by Ledger's shareholders. Some of these options, although granted at fair market value as of the date of grant, may have exercise prices at below current market value. In the merger, each outstanding option to buy Ledger stock under Ledger's stock option plans will become an option to buy 1.10 shares of Anchor stock at an exercise price per share equal to the exercise price of the original option divided by 1.10. All other terms and conditions of the options will remain the same as the terms and conditions of the original options.

     DEFERRED COMPENSATION AGREEMENTS. Messrs. Smessaert and Gilbert each have contractual deferred compensation agreements with Ledger. Under the terms of such agreements, benefits were to commence upon retirement from service with Ledger at age 65 for Mr. Smessaert and age 64 for Mr. Gilbert. In the event either Mr. Smessaert or Mr. Gilbert left employment with Ledger prior to their attainment of ages 65 and 64, respectively, benefit payments were to be postponed to a later date which was to be determined depending upon their date of termination of service. The deferred compensation agreements contain a provision which eliminates the requirement for continued service in order to be eligible to receive benefits in the event of a change in control, although benefits will not become payable for Mr. Smessaert until age 65 and for Mr. Gilbert until age 64. Upon Messrs. Smessaert and Gilbert's attainment of ages 65 and 64, respectively, the deferred compensation agreements will provide them with monthly benefits of $9,583 and $8,333, respectively, for life or a minimum of 240 payments.


     ANCHOR BOARD OF DIRECTORS. The merger agreement provides that, following the merger, Anchor will take necessary actions, including expansion of the size of its board of directors, if required, to cause Mr. James D. Smessaert to be appointed to Anchor's board and then to nominate him for reelection to a full three-year term upon expiration of such initial appointment. Each member of Anchor's board of directors is currently paid a fee of $1,600 for each regular quarterly board meeting attended, $400 for each regular committee meeting attended and $800 for each special board meeting attended. In addition, Anchor directors are entitled to participate in Anchor's deferred compensation and stock option plans.



     ESOP. The executive officers, along with all other eligible employees of Ledger, participate in the Ledger ESOP. As a result of the merger, the outstanding ESOP loan in the amount of $303,600 will be repaid, with the shares previously held as security for that loan then being allocated to the accounts of all ESOP participants, including Ledger management and other eligible Ledger employees. As a result, allocations will be made to the ESOP accounts of the following members of Ledger management: Mr. Smessaert -- 4,060 shares; Mr. Gilbert -- 3,240 shares; Mr. Thompson -- 2,416 shares; and Ms. Borst -- 2,319 shares. The foregoing ESOP allocations are estimates based upon the estimated salaries of the employee base estimated to be employed on the closing date of the


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


merger; the actual allocations will be based on the actual salaries of the employee base on the closing date of the merger.


     EMERITUS PLAN FOR LEDGER DIRECTORS. Additionally, Anchor will honor the obligations set forth in Ledger's Emeritus Plan for Directors, as currently in effect for three former directors, including providing ongoing healthcare coverage and cash payments in the amount of 50% of current Ledger board retainer fees for life.

     INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The merger agreement provides that after the effective time, Anchor will indemnify and hold harmless, to the fullest extent permitted by law, any person who has, prior to the effective time, been a director, officer or employee of Ledger or its subsidiaries (each such person is referred to herein as an "indemnified party") against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether asserted or arising before or after the effective time (collectively, the "actions"). In addition, in the event of any such action, the indemnified parties may retain counsel satisfactory to them provided that Anchor has not assumed the defense thereof, and provided that certain other limitations are met. The merger agreement also provides that Anchor will, subject to the conditions set forth in the merger agreement, use its best efforts to cause directors and officers of Ledger to be covered for a period of six years from the effective time by a directors' and officers' liability insurance policy equivalent to that maintained by Ledger, provided that Anchor will not be required to expend more than the current amount expended by Ledger to procure such insurance.


     For more information on these arrangements, see "MANAGEMENT AND OPERATIONS AFTER THE MERGER" on page 47.


REGULATORY APPROVALS


     For an explanation of the regulatory environment in which the companies operate, see "REGULATION" on page 61.



     We cannot complete the merger unless we obtain the approval of the federal and state agencies that regulate our businesses. As of the date of this proxy statement/prospectus, applications for regulatory approval had been submitted to the applicable regulatory institutions; however, these regulatory approvals have not been obtained. Although we expect to obtain regulatory approvals before the date of the meeting, we cannot be certain when or whether we will receive them.


ACCOUNTING TREATMENT

     We will account for the merger under the purchase method of accounting for business combinations. Under this method of accounting, the assets and liabilities of Ledger are adjusted to reflect the fair value of the assets and liabilities as of the purchase date, and the resulting fair value adjustments become adjustments to their carrying value. The amount of the purchase price which exceeds the fair value of the assets and liabilities acquired and identifiable intangible assets is recorded as goodwill and will be reviewed for impairment in future years.

FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of the important federal income tax consequences of the merger to Ledger shareholders. It is not a complete description of all of the tax consequences that may be important to you, and does not address filing or reporting obligations generally applicable to all taxpayers, rules applicable only to certain types of taxpayers, or rules that we assume are generally known by Ledger shareholders. This summary is based upon the Internal Revenue Code, IRS Regulations, and judicial interpretations in effect as of the date of this proxy statement/prospectus, all of which could change, possibly retroactively, which could change the conclusions set forth in this summary.

     We have obtained tax opinions from Whyte Hirschboeck Dudek S.C., tax counsel to Anchor, and Michael Best & Friedrich LLP, tax counsel to Ledger, which are included as Exhibits 8.1 and 8.2 to the registration statement of which this proxy statement/prospectus is a part. This summary is based upon assumptions regarding Anchor and Ledger contained in those opinions and the assumption that the merger will be completed in accordance with the terms of the merger agreement. This summary also assumes that Ledger shareholders hold their shares of Ledger stock as capital assets and does not address the tax

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

consequences that may be relevant to certain types of shareholders who are subject to special treatment under federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons and shareholders who acquired shares of Ledger stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan. Finally, this summary does not discuss any state, local or foreign tax consequences.

     Based on these assumptions and upon representations and assumptions contained in the tax opinions, our tax counsel are of the opinion that:


- the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;



- neither Anchor or Ledger will recognize any gain or loss as a result of the merger;



- no gain or loss will be recognized by Ledger shareholders who exchange their Ledger stock solely for Anchor stock pursuant to the merger agreement (except that a shareholder will be required to recognize gain with respect to any fractional share for which cash is received, determined as though such fractional share had been redeemed);



- those Ledger shareholders who elect to and actually receive only cash in exchange for their Ledger shares will recognize gain or loss equal to the difference between the amount of cash they receive and their aggregate tax basis in their Ledger stock;



- those Ledger shareholders who elect to and actually receive a combination of cash and Anchor stock in exchange for their Ledger stock will recognize gain (but not loss) equal to the lesser of (1) the amount of cash they receive or
  (2) the total gain they realize on the transaction. For this purpose, total gain realized means the excess, if any, of the amount of cash received plus the fair market value of any Anchor stock received (value as of the effective date of the merger), over the shareholder's aggregate tax basis in his or her Ledger stock;



- the tax basis of the Anchor stock received by a Ledger shareholder will be the same as the tax basis the shareholder had in his or her Ledger stock immediately prior to the merger, increased by the amount of any taxable gain recognized by the Ledger shareholder in the merger and decreased by the amount of cash received by the Ledger shareholder, and further adjusted for any fractional shares deemed to have been redeemed as referred to above; and



- the holding period of the Anchor stock received will include the holding period of shares of Ledger stock surrendered in exchange therefor.


     The tax opinions cannot be relied upon if any of the factual assumptions or representations on which they are based is, or later becomes, inaccurate. No ruling from the Internal Revenue Service concerning the tax consequences of the merger has been requested, and the tax opinions will not be binding upon the Internal Revenue Service or the courts.

     The following examples may be helpful in illustrating the tax consequences of the merger to Ledger shareholders summarized above. Assume that you own 175 shares of Ledger stock that you purchased at a total cost of $1,750.00, or $10.00 per share -- these amounts are referred to as your "basis" in the stock. Also assume that the average closing price of Anchor stock for the 20 trading days before the day we complete the merger (which is the price on which we will base the payment of cash in lieu of fractional shares) is $15.00 per share and that the closing price of Anchor stock on the day we complete the merger (which is the price on which we will base the payment of cash pursuant to a cash election) is $15.25 per share.

- If you elected to receive only Anchor stock, you would be entitled to receive
  192.5 shares of Anchor stock (175 shares of Ledger stock times the 1.10 exchange ratio). Because Anchor will not issue fractional shares in the merger, you would receive a certificate for 192 whole shares of Anchor stock and a check for $7.50 (which is the result of multiplying 0.5 shares by the $15.00 average closing price of Anchor stock for the 20 trading days before the day we complete the merger). Your capital gain would be $2.95 (determined by subtracting your basis in the 0.5 share, $4.55 ($1,750.00 divided by 192.5, multiplied by 0.5) from $7.50). Your basis in the remaining 192 shares of Anchor stock would be $1,745.45, or approximately $9.09 per share. This would be the basis for the calculation of

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

  any gain or loss you realize when you later sell your Anchor stock.

- If you "split" your election and received Anchor stock for 100 of your Ledger shares and cash for the other 75 Ledger shares you own, you would receive a certificate for 110 whole shares of Anchor stock (100 times the 1.10 exchange ratio) and a check for $1,258.13 (75 times the 1.10 exchange ratio times the $15.25 per share closing price of Anchor stock on the day we complete the merger). You would be subject to tax on $1,185.63 (the amount of your gain, measured by the $15.25 Anchor price, which is less than the amount of cash you received). Your basis in the remaining 110 shares of Anchor stock would be $1,677.50 (your original basis of $1,750 minus the amount of cash you received ($1,258.13) plus the amount of gain you recognized in the transaction ($1,185.63)), or $15.25 per share. If, in this example, your basis in your Ledger shares had been $1,000.00 instead of $1,750.00, you would be taxed on only the amount of cash you received, or $1,258.13, even though your total gain would be $1,935.63. In that case, your basis in your 110 Anchor shares would be $1,000.00 (your original basis in your Ledger shares, plus the amount of gain on which you were taxed ($1,258.13), minus the amount of cash you received ($1,258.13)), or approximately $9.09 per share. In either case, any gain you realize when you later sell your Anchor stock would be subject to tax at the time you sell those shares.


- If you elect to receive cash instead of Anchor stock for all of your shares of Ledger stock, you would receive a check for $2,935.63 (175 times the 1.10 exchange ratio times the $15.25 closing price of Anchor stock on the day we complete the merger). Your taxable gain would be $1,185.63 (the amount you received minus your original basis in your Ledger stock ($1,750.00)).


     FEDERAL CAPITAL GAINS RATES. Although different tax rules may apply to you, we believe that, with respect to any taxable gain recognized in the merger as described above, most Ledger shareholders (other than corporations) will benefit from the reduced federal income tax rates applicable to gains resulting from the sale of a capital asset (the Ledger stock).

     THE FOREGOING SUMMARY IS GENERAL IN SCOPE AND IS NOT INTENDED TO ADDRESS ALL OF THE TAX CONSEQUENCES APPLICABLE TO EVERY LEDGER SHAREHOLDER, AND THE FOREGOING EXAMPLES ARE FOR ILLUSTRATION PURPOSES ONLY AND DO NOT TAKE CERTAIN ADDITIONAL FACTORS INTO ACCOUNT (SUCH AS ADJUSTMENTS TO BASIS WHICH MAY BE PERMITTED UNDER APPLICABLE TAX LAWS). YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

RESALE RESTRICTIONS

     All Anchor stock received by Ledger shareholders in the merger will be freely transferable, except those shares received by persons who are deemed to be "affiliates," as that term is defined under the Securities Act of 1933, as amended, of Ledger at the time of the Ledger meeting. Anchor stock received by affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 144 or Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, that party and may include the officers and directors of that party as well as principal holders of stock of that party. The merger agreement requires Ledger to use its reasonable efforts to cause each of its affiliates to execute a written agreement to comply with the foregoing requirements.

                              THE MERGER AGREEMENT


     This is a summary of the material provisions of the merger agreement, dated June 15, 2001, a copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of the merger agreement. The exhibits to the merger agreement are filed with Anchor's Registration Statement on Form S-4. See "WHERE YOU CAN FIND MORE INFORMATION" on page 92 to find out how to locate these documents.


THE MERGER

     The companies entered into the merger agreement providing for the merger of Ledger with and into Anchor. Anchor will be the surviving corporation in the merger and will continue to operate under the name Anchor BanCorp Wisconsin Inc. The merger agreement has been approved by the boards of directors of both companies and, subject to approval by Ledger shareholders as well as various regulatory approvals, the merger is expected to be completed during the fourth quarter of 2001. The merger agreement provides that the banking subsidiaries of the two companies will merge and will thereafter operate under the name AnchorBank, fsb.

MERGER CONSIDERATION

     Each share of Ledger stock issued and outstanding immediately prior to the effectiveness of the merger will (except as otherwise provided below) be canceled and converted into the right to receive cash in lieu of any fractional shares plus, at the option of the holder thereof, either (1) 1.10 shares of Anchor stock, or (2) an amount of cash equal to 1.10 multiplied by the closing price of Anchor stock on the date the merger becomes effective. However, the merger agreement also provides that a maximum of 20% of the Ledger stock may be exchanged for cash (the "20% ceiling"). If, at the end of the day that the total cash elections exceed the 20% ceiling, the cash elections do not exceed more than 20.1%, then the full 20.1% will be honored. If at the end of such day, the total cash elections exceed 20.1%, then the cash elections received on that day will be reduced proportionately so that the total cash elections equal 20% of the Ledger stock outstanding at the effective time. Additionally, the merger agreement provides for a cash election termination date which is 45 days after the date that the letter containing instructions for exchanging the shares of Ledger stock is sent to the Ledger shareholders. Any cash elections received after such date shall be disregarded and treated as an election to receive shares of Anchor stock.

     If the merger is completed, the cancellation and conversion of Ledger stock into shares of Anchor stock at the effective time will cause Ledger stock to cease to be listed on Nasdaq and make Ledger stock eligible to terminate its registration pursuant to the Securities Exchange Act of 1934, as amended.

EFFECTIVE TIME OF THE MERGER

     The merger will become effective as soon as practicable following the satisfaction or waiver of all conditions contained in the merger agreement. We expect this to occur in the fourth quarter of 2001; however, we cannot assure you when, or if, all the conditions to consummation of the merger will be satisfied or waived. See "-- Conditions" on page 39.

EXCHANGE PROCEDURES

     After the merger, Firstar Bank, N.A., the company we have appointed as the "Exchange Agent," will mail to each person who held shares of Ledger stock at the time of the completion of the merger a document called "Letter of Transmittal" for their use in forwarding Ledger stock certificates. The Letter of Transmittal will include detailed instructions for the exchange of Ledger stock certificates for either Anchor stock certificates, or for cash. When you surrender your Ledger stock certificate(s), together with a properly completed Letter of Transmittal, you will be entitled to receive an Anchor stock certificate (plus cash in lieu of any fractional shares) or, if you made an effective cash election, cash. In either case, the surrendered Ledger stock certificate(s) will be canceled. YOU SHOULD NOT SEND IN YOUR LEDGER STOCK CERTIFICATE(S) UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL.

     For more information about exchanging your Ledger shares, see "EXCHANGE PROCEDURES" on page 44.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains representations and warranties made by each of us to the other, including representations and warranties relating to:

- due organization, power and standing of Ledger and Anchor and other corporate matters;

- capital structure and securities;

- authorization, execution, delivery and enforceability of the merger agreement;

- subsidiaries of Ledger;

- absence of conflicts under charter documents, violations of any instruments or law, and required consents and approvals;

- documents filed with the SEC and the accuracy of the information in those documents;

- litigation and liabilities of Ledger;

- conduct of business in the ordinary course and the absence of certain types of changes and material adverse effects;

- tax matters;

- retirement and other employee benefit plans of Ledger;

- regulatory matters and compliance;

- brokers' and finders' fees with respect to the merger;

- adequacy of loan loss reserves of Ledger;

- compliance with applicable laws;

- environmental matters relating to Ledger;

- contracts and commitments relating to Ledger; and

- vote required by Ledger shareholders to approve the merger.

COVENANTS

     The merger agreement contains covenants of the parties pending the consummation of the merger, which generally include, among others, the covenants described below.

     LEDGER. Ledger is required to continue to carry on its business in the ordinary course consistent with its past practices, and use all reasonable efforts to keep its business organization and workforce intact. Ledger is prohibited from:

- changing its employee benefit plans or adopting any new plans, or increasing the compensation and benefits of its employees, except for amendments to Ledger's option plans to extend the exercise period, certain arrangements approved by Anchor relating to bonuses and supplemental executive retirement plans, and normal increases in the ordinary course of business consistent with its past practices;

- declaring or paying dividends on its stock, except that Ledger may continue to pay regular quarterly cash dividends of up to $0.05 per share;

- redeeming or repurchasing Ledger stock, except that Ledger may effect repurchases pursuant to its currently authorized repurchase program;

- merging with any other company or acquiring the assets or stock of another company;

- liquidating or selling its assets outside of the ordinary course of its business;

- splitting or otherwise reclassifying its outstanding stock, or issuing additional shares of Ledger stock or other equity securities, other than pursuant to existing stock option plans and agreements;

- amending its articles of incorporation or bylaws;

- changing its methods of accounting, except as may be required by law or GAAP;

- changing its lending, investment and other material business policies; and

- taking any action that would preclude the merger from qualifying for tax-free treatment under the Internal Revenue Code.

     ANCHOR. Anchor is also required to continue to carry on its business in the ordinary course consistent with its past practices. Anchor is prohibited from:

- declaring or paying extraordinary dividends on its stock, unless appropriate adjustments are made to the exchange ratio;

- merging with any other company or participating in any similar transaction as a result of which Anchor or the surviving company in that transaction would not be required to complete the merger in accordance with the terms of the merger agreement;

- amending its articles of incorporation or bylaws; and

- taking any action that would preclude the merger from qualifying for tax-free treatment under the Internal Revenue Code.

NO SOLICITATION OF TRANSACTIONS

     The merger agreement prohibits Ledger and its officers, directors and employees from soliciting, initiating, encouraging or making any "takeover proposal" (as defined below), and from recommending, endorsing or agreeing to any such takeover proposal, participating in discussions with third parties relating to any takeover proposal, or providing third parties with any nonpublic information relating to any takeover proposal. However, these restrictions do not apply where Ledger receives an unsolicited takeover proposal if Ledger, after consulting with and receiving the advice of its outside legal counsel, determines in good faith that it is appropriate for Ledger's board to consider such unsolicited takeover proposal in order to discharge its fiduciary duties to Ledger's shareholders. For this purpose, a "takeover proposal" means any offer or proposal, from a party or parties other than Anchor, for a merger with or an acquisition of Ledger or its stock, assets or business. For more information, see the discussion under "-- Fiduciary Termination" on page 40.

LEDGER'S BOARD'S COVENANT TO RECOMMEND

     Ledger's board of directors agreed to recommend the approval and adoption of the merger agreement to Ledger's shareholders, unless it determines in good faith, based on advice of its outside legal counsel, that doing so could reasonably be deemed to violate their directors' fiduciary duty to Ledger shareholders.

BENEFIT PLANS

     Except as otherwise described below, Anchor has agreed to assume and honor all of Ledger's existing agreements relating to employee benefits.

     Employees of Ledger who become employees of Anchor will be entitled to participate in Anchor's benefit plans according to the terms of those plans. For purposes of retirement plan vesting, benefit eligibility, vacation accrual, and for all purposes under welfare benefit plans, Anchor will treat Ledger's employees' past service with Ledger as service with Anchor.

     With respect to the Ledger Employee Stock Ownership Plan ("ESOP") and 401(k) plan, the accounts of all Ledger employees who are participants in those plans will be vested fully as of the effective time of the merger. Prior to the effective time of the merger, Ledger will make a cash contribution to the ESOP sufficient to repay all bank debt of the ESOP. Both of Ledger's ESOP and 401(k) plan will be merged into retirement plans of Anchor.

     Anchor will assume the obligations under certain unfunded nonqualified deferred compensation arrangements that Ledger currently maintains for two of its officers. Five of Ledger's executive officers currently have employment agreements which provide for payment of certain benefits upon a change in control of Ledger. Anchor will honor these agreements by providing each of such officers with severance payments at the effective time of the merger.

     Additionally, Anchor will honor the obligations set forth in Ledger's Emeritus Plan for Directors, as currently in effect for three former directors, including providing ongoing healthcare coverage and cash payments in the amount of 50% of current Ledger board retainer fees for life.


     Upon completion of the merger, the executive officers of Ledger who have employment agreements and related contracts with Ledger will receive payments from Anchor as consideration for the termination of those agreements. For more information, see "MANAGEMENT AND OPERATIONS AFTER THE MERGER" on page 47.



LEDGER STOCK OPTIONS



     In the merger, each outstanding option to buy Ledger stock under Ledger's stock option plans will become an option to buy 1.10 shares of Anchor stock at an exercise price per share equal to the exercise price of the original option divided by 1.10. All other terms and conditions of the options will remain the same as the terms and conditions of the original options. See "MATTER 1. THE MERGER -- Interests of Members of Ledger's Board of Directors and Management in the Merger -- Accelerated Vesting of Stock Options" on page 32.


GOVERNANCE

     The merger agreement provides that, following the merger, Anchor will take necessary actions, including expansion of the size of its board of directors, if required, to cause one existing director of Ledger, James D. Smessaert, to be appointed to Anchor's board. Mr. Smessaert's initial term will expire on the date of the next annual meeting of Anchor's shareholders. Anchor also will cause Mr. Smessaert to be nominated as its uncontested candidate for election at such next annual meeting of Anchor's shareholders for a full three-year term as a director.


     For more information, see "MANAGEMENT AND OPERATIONS AFTER THE MERGER" on page 47.


INDEMNIFICATION AND INSURANCE

     The merger agreement provides that after the merger becomes effective Anchor will indemnify, to the greatest extent permitted by applicable law, all current and former officers or directors of Ledger or any of its subsidiaries against any liability they may incur or that may be asserted against them pertaining to or as a result of their service as a director or officer of Ledger or any of its subsidiaries (including the costs of defending any such claims). The merger agreement also requires that Anchor carry directors' and officers' liability insurance covering Ledger's officers and directors against such liability for six years, provided that Anchor is not required to expend more than the amount currently paid by Ledger for such insurance on an annual basis.

CONDITIONS

     The merger is subject to customary closing conditions, including, without limitation, the following:

- the receipt of required shareholder approval by Ledger;

- the continued accuracy of the representations and warranties contained in the merger agreement;

- the satisfaction of the covenants contained in the merger agreement;


- there has not occurred, between the date of the merger agreement and the date of closing, any change in the financial condition, results of operations or business of either company that would have a material adverse effect (as defined in the merger agreement) on such company and its subsidiaries, taken as a whole;


- there is not any pending material action, proceeding or investigation challenging or seeking material damages in connection with the merger or seeking to limit or restrain Anchor's right to exercise ownership of Ledger after the merger;

- the receipt of all requisite regulatory approvals to consummate the merger;
  and

- the receipt of opinions of counsel that the merger will qualify as a tax-free reorganization.

TERMINATION

     The merger agreement may be terminated under the following circumstances:

- by mutual consent of the parties (by the majority votes of their respective boards of directors);

- by either party if the merger is not completed by March 31, 2002;

- by either party if Ledger's shareholders vote against the merger;

- by either party if any permanent injunction is issued preventing the merger;

- by either party if any regulatory body has denied approval of the merger and neither party has appealed that denial;


- by the non-breaching party if there exist material breaches of the representations or warranties contained in the merger agreement, which breaches, individually or in the aggregate, would result in a material adverse effect on the breaching party and which (if curable) are not cured within 30 days after notice;



- by the non-breaching party if there occurs a material breach of any covenant or agreement in the merger agreement which (if curable) is not cured within 30 days after notice;


- by Ledger if, under certain circumstances, as a result of a proposed acquisition of Ledger by a third party, the Ledger directors determine that termination is appropriate in the fulfillment of their fiduciary duties (based on advice of its counsel), but only after Anchor has first been advised of the identity of the third party and the terms of its proposal and been given an opportunity to negotiate adjustments in the terms of the merger agreement (this is referred to as a "fiduciary termination" and is discussed in greater detail below under "-- Fiduciary Termination" below);



- by Ledger if the average price of Anchor stock during a specified trading period preceding the time the last approval necessary to complete the merger has been received declines by more than 15% relative to the SNL Midwest Thrift Stock Index, or by Anchor if the average price of Anchor's stock during a specified trading period preceding the last approval necessary to complete the merger has been received increases by more than 15% relative to the SNL Midwest Thrift Stock Index, unless such 15% increase occurs due to a public announcement by Anchor that it has entered into an agreement with respect to an acquisition, merger or similar change in control of Anchor (the specifics of this provision are discussed in greater detail below under "-- Price Condition" on page 41);


- by either party if Ledger's board of directors does not recommend or changes its recommendation of the merger to its shareholders because it did not receive an updated fairness opinion from its financial advisor as of the date it mailed this proxy statement/prospectus to its shareholders; or


- by Anchor if (1) Ledger's board of directors does not recommend or changes its recommendation of the merger to its shareholders for any reason, (2) any other person acquires 20% or more of Ledger's stock, (3) Ledger's board recommends a takeover proposal to its shareholders, or (4) a tender or exchange offer for 20% or more of Ledger's stock is made and Ledger's board fails to recommend against it.


FIDUCIARY TERMINATION

     As discussed on page 38 under "-- No Solicitation of Transactions," the merger agreement prohibits Ledger and its officers, directors and employees from soliciting, initiating, encouraging or making any takeover proposal, and from recommending, endorsing or agreeing to any such takeover proposal, participating in discussions with third parties relating to any takeover proposal, or providing third parties with any nonpublic information relating to any takeover proposal, except under circumstances where Ledger, after consulting with and receiving the advice of its outside legal counsel, determines in good faith that it is appropriate for Ledger's board to consider such unsolicited takeover proposal in order to discharge its fiduciary duties to Ledger's shareholders.

     The merger agreement gives Ledger the right to terminate the merger agreement and not complete the merger if, as a result of an unsolicited takeover proposal by a party other than Anchor, the Ledger board of directors determines in good faith, after consulting with and receiving the advice of its outside legal counsel, that the board's failure to accept such takeover proposal could reasonably be deemed to constitute a breach of its fiduciary obligations to Ledger's shareholders. However, before Ledger may terminate the merger agreement under these circumstances, it must first disclose to Anchor the identity of the third party making the takeover proposal in question and the financial terms of that proposal, and must provide Anchor with the opportunity to negotiate changes in the terms of the merger agreement that would enable Ledger to proceed with the merger.


     If Ledger exercises its right to terminate the merger agreement under these circumstances, Anchor would have the right to exercise its option to acquire up to 19.9% of Ledger's stock. See "THE STOCK OPTION AGREEMENT" on page 42.


TERMINATION FEE


     The merger agreement provides for a termination fee of $1 million if the merger agreement is terminated under certain circumstances. If the merger agreement is wrongfully terminated by Anchor, Ledger is entitled to receive a $1 million termination fee. A wrongful termination by Anchor would occur if Anchor terminated the merger agreement other than in accordance with its rights to do so under the merger agreement (see "-- Termination" on page 39). Anchor is entitled to a $1 million termination fee if the merger agreement is terminated under certain circumstances, including if:


- (1) Ledger's shareholders do not approve the merger, (2) a takeover proposal existed between

  June 15, 2001 and the date of the meeting, and (3) a "third-party acquisition event" (as defined below) occurs (or Ledger enters into a letter of intent or similar agreement regarding a third-party acquisition event) at the time of or within 12 months of such termination;

- (1) Ledger does not receive an updated fairness opinion as of the date of mailing of this proxy statement/prospectus, (2) the Ledger board withdraws its recommendation of (or determines not to recommend) the merger, (3) a takeover proposal existed between June 15, 2001 and the date of the action by the Ledger board, and (4) a third-party acquisition event occurs (or Ledger enters into a letter of intent or similar agreement regarding a third-party acquisition event) at the time of or within 12 months of such termination;

- Ledger terminates the merger agreement upon receipt of an unsolicited takeover proposal, the rejection of which the Ledger board determines (in good faith and after consultation with Ledger's financial advisor and outside counsel and after allowing Anchor the opportunity to renegotiate the terms of the merger agreement) could reasonably be deemed to constitute a breach of the board's fiduciary duties; or

- the merger agreement is terminated by Anchor, where (1) the Ledger board does not recommend, or withdraws its recommendation of, the merger (except where Ledger does not receive an updated fairness opinion as of the date of mailing this proxy statement/prospectus), (2) any person other than Anchor has become an owner of 20% or more of the outstanding Ledger stock, and (3) the Ledger board recommends a competing takeover proposal, or a tender offer (which the Ledger board does not recommend against) has been commenced for 20% or more of the Ledger stock.


     For these purposes, a "third-party acquisition event" means (1) the issuance, sale or disposition of securities representing more than 20% of the equity securities or voting power of Ledger, (2) sale of or other disposition of more than 20% of Ledger's assets, or (3) any transaction where control of Ledger's board of directors changes.


PRICE CONDITION

     Ledger has the right to terminate the merger agreement and abandon the merger if the average price of Anchor stock during a specified trading period declines by more than 15% relative to the SNL Midwest Thrift Stock Index. Anchor has the right to terminate the merger agreement and abandon the merger if the average price of Anchor stock for the same trading period increases by more than 15% relative to the SNL Midwest Thrift Stock Index unless such 15% increase occurs due to a public announcement by Anchor that it has entered into an agreement with respect to an acquisition, merger or similar change in control of Anchor.

     Whether a 15% decline or increase has occurred will be determined by comparing:

- the ratio of the average closing prices of Anchor stock to the average of the SNL Midwest Thrift Stock Index during the 20 trading days ending on the sixth trading day prior to the execution of the merger agreement (the period from May 10 to June 7, 2001) to


- the ratio of the average closing prices of Anchor stock to the average of the SNL Midwest Thrift Stock Index during the 20 trading days ending on the sixth trading day prior to the date that the last approval necessary to complete the merger is received (if, for example, the last approval is received at the meeting of Ledger shareholders on October 24, 2001, the sixth trading day prior to that date would be October 16, 2001 and the trading period would span the period from September 18 to October 16, 2001).



     Information about the SNL Midwest Thrift Stock Index can be obtained by contacting SNL at SNL Securities LC, 321 East Main Street, Charlottesville, Virginia 22902, telephone (434) 977-1600.


     The price condition was included in the merger agreement to provide both Ledger and Anchor with some protection against a dramatic decline or increase in the value of Anchor stock between the date of the merger agreement and the date the merger is completed. The price condition takes into account the possibility that a decline or increase in Anchor's stock price could be the result of a general decline or increase in the price of stocks in the thrift industry, rather than any situation particular to Anchor.


     As of the date of this proxy statement/ prospectus, assuming that shareholder approval is received from Ledger on October 24, 2001 and that is the last approval necessary to complete the merger, the measurement period for the price condition has not begun.


     Therefore, at the present time, we have no way of telling whether the price condition will be satisfied at the time of the meeting, although, if it is not, we would expect to announce this fact to Ledger shareholders at or prior to the meeting.

AMENDMENT AND WAIVER

     The parties may amend the merger agreement prior to the completion of the merger if the amendment is approved by both parties' boards of directors and is in writing and signed by both parties. Such amendment could change the structure of the merger; however, no such amendment may be made after the merger is approved by Ledger's shareholders if its effect would be to reduce the exchange ratio or otherwise change the amount or type of consideration Ledger shareholders are entitled to receive in the merger. The conditions to each party's obligation to consummate the merger may be waived by the other party in whole or in part to the extent permitted by applicable law.

                           THE STOCK OPTION AGREEMENT

GENERAL

     Ledger granted Anchor an option to purchase up to 484,991 shares of Ledger stock (subject to adjustment to avoid dilution, but not to exceed 19.9% of the shares of Ledger stock issued and outstanding at the time of exercise), at an exercise price of $15.00 per share. Anchor can only exercise the option if any of the triggering and exercise events, which generally relate to control of Ledger, occur. None of these events has occurred as of the date of this proxy statement/prospectus.

     The closing price of Ledger stock on both June 14, 2001 (the last trading date before the parties executed the merger agreement and stock option agreement) and June 15, 2001 (the last trading date before the parties publicly announced the execution of the merger agreement and stock option agreement) was $10.25 per share.

ANTI-TAKEOVER EFFECT

     The option is intended to increase the likelihood that the merger will be completed in accordance with the terms of the merger agreement. Some aspects of the stock option agreement may have the effect of discouraging persons who might, prior to the time the merger is completed, be interested in acquiring Ledger or a significant interest in Ledger from considering or proposing such an acquisition, even if they were prepared to pay a higher price per share for Ledger stock than the price per share implicit in the exchange ratio used in the merger agreement. Attempts to acquire Ledger or an interest in Ledger could cause the option to become exercisable and give Anchor the right to receive a portion of any premium offered to Ledger shareholders. This right would significantly increase the cost of a proposed transaction to a potential acquiror when compared to the cost if the stock option agreement did not exist. This increased cost might discourage a potential acquiror from considering or proposing an acquisition or might result in a potential acquiror proposing to pay a lower price per share to acquire Ledger than it might otherwise have been willing to pay. In addition, the management of Ledger believes that exercise of the option is likely to prohibit any reasonably foreseeable acquiror of Ledger (other than Anchor) from accounting for any acquisition of Ledger using the pooling of interests accounting method, thereby further diminishing Ledger's attractiveness to such an acquiror. Finally, because Anchor would be a 19.9% shareholder of Ledger after it exercises the option, exercise of the option would increase the ability of Anchor to obtain the approval of Ledger's shareholders to consummate the merger with Anchor and adversely affect the ability of a third party to obtain Ledger shareholder approval for an alternative transaction.

SUMMARY OF THE STOCK OPTION AGREEMENT


     The following is a summary of the material provisions of the stock option agreement. This summary is necessarily selective and incomplete and is qualified in its entirety by the full text of the stock option agreement, which has been filed as an exhibit to Ledger's Form 8-K filed on June 18, 2001 and is incorporated herein by reference. See "WHERE YOU CAN FIND MORE INFORMATION" on page 92 to find out how to locate documents incorporated by reference. You should read the stock option agreement carefully. In this summary, we will use some capitalized terms which, unless we indicate otherwise, have the meanings given to them in the stock option agreement.


WHEN ANCHOR MAY EXERCISE THE OPTION

     Anchor may exercise all or any part of the option if all of the following are true:


- (1) a "third party acquisition event" (see "THE MERGER AGREEMENT -- Termination Fee" on page 40) has occurred; (2) Ledger has entered into a letter of intent acquisition agreement or similar agreement with respect to a third-party acquisition event; (3) the merger agreement is terminated by Ledger or Anchor because Ledger's shareholders do not approve the merger, and a takeover proposal existed between June 15, 2001, and the date of the meeting; (4) the merger agreement is terminated by Ledger or Anchor because Ledger's board of directors does not recommend or changes its recommendation of the merger to its shareholders because it did not receive an updated fairness opinion from its financial advisor as of the date it mailed this proxy statement/prospectus to its shareholders, and a takeover proposal existed between June 15, 2001 and the date on which the merger agreement was terminated; (5) the merger agreement is terminated by Ledger due to a "fiduciary termination" (see "THE MERGER AGREEMENT -- Fiduciary Termination" on page 40); or (6) the merger agreement is terminated by Anchor, where (a) the Ledger board does not recommend, or withdraws its recommendation of, the merger (except where Ledger does not receive an updated fairness opinion as of the date of mailing this proxy statement/prospectus), (b) any person other than Anchor has become an owner of 20% or more of the outstanding Ledger stock, and (c) the Ledger board recommends a competing takeover proposal, or a tender offer (which the Ledger board does not recommend against) has been commenced for 20% or more of the Ledger stock;


- Anchor has not materially breached any of its obligations under the merger agreement or the stock option agreement (which, in the case of the merger agreement, would entitle Ledger to terminate the merger agreement);


- Ledger has not terminated the merger agreement: (1) due to a material breach by Anchor; (2) due to Ledger shareholders' failure to approve the merger (other than if a takeover proposal existed between June 15, 2001 and the date of the meeting); or (3) pursuant to the provision of the merger agreement, which allows Ledger to terminate the merger agreement following a decline in the average price of Anchor stock measured over a specified period (see "THE MERGER AGREEMENT -- Price Condition" on page 41); and



- no preliminary or permanent injunction or other order has been issued by a court invalidating the option grant or prohibiting its exercise.


WHEN THE OPTION EXPIRES

     The option expires upon the earlier of the effective time or the date that the merger agreement is terminated in accordance with its terms; however, if the merger agreement is terminated due to one of the reasons listed below, the option would terminate one year after termination of the merger agreement:


- either party terminates the merger agreement due to the failure of Ledgers shareholders to approve the merger if, prior to Ledger's shareholders' meeting, it announced that a third party has made, or intends to make, a takeover proposal;



- either party terminates the merger agreement due to Ledger's board of directors not recommending or changing its recommendation of the merger to its shareholders because it did not receive an updated fairness opinion from its financial advisor as of the date it mailed this proxy statement/prospectus, if, prior to the action by Ledger's board, Ledger announced that a third party has made, or intends to make, a takeover proposal; or



- Anchor terminates the merger agreement because (1) Ledger's board of directors does not recommend or change its recommendation of the merger to its shareholders for any reason, (2) any other person acquires 20% or more of Ledger's stock, (3) Ledger's board recommends a takeover proposal to its shareholders, or (4) tender or exchange offer for 20% or more of Ledger's stock is made and Ledger's board fails to recommend against it.



     Further, if Ledger terminates the merger agreement due to Ledger's board determining that its failure to accept an unsolicited takeover proposal could be deemed to constitute a breach of its fiduciary obligations under applicable law (see "THE MERGER AGREEMENT -- Fiduciary Termination" on page 40); the option will terminate upon the earlier of (1) the effective time of the merger, (2) the first anniversary of the termination of the merger agreement, or (3) the date of the consummation of the unsolicited takeover proposal.


REGISTRATION RIGHTS AND RIGHT OF FIRST REFUSAL FOR REGISTERED SALE

     Anchor has the right, after exercise of the option, to require Ledger to register any Option Shares under the Securities Act of 1933, as amended, so that Anchor may publicly resell those Option Shares. This right is known as Anchor's "Registration Right." If Anchor exercises its Registration Right:

- Anchor may require Ledger to prepare and file a registration statement under the Securities Act for the Option Shares; or

- If Ledger is registering other shares of Ledger stock under the Securities Act, Anchor may be able to require Ledger to include the Option Shares as part of that registration.

     In either case, Ledger must also use its reasonable efforts to qualify the Option Shares under any applicable state securities laws, if necessary, for Anchor to be able to sell them. At any time within 30 business days after Ledger receives notice from Anchor that Anchor proposes to sell Option Shares pursuant to the exercise of its Registration Right, Ledger has the right to repurchase such Option Shares at a cash price equal to their "Fair Market Value." "Fair Market Value" means the number of Option Shares to be repurchased times the greater of (1) the highest price of Ledger stock paid within 12 months preceding the date on which Anchor notifies Ledger that it is exercising its Registration Right, for any shares owned by any person who has acquired 20% or more of the outstanding Ledger stock after June 15, 2001, or (2) the average of the daily closing sales price of a share of Ledger stock on Nasdaq during the five trading days prior to the date on which Anchor notifies Ledger that it is exercising its Registration Right.

EXTENSION OF PERIODS

     The periods for exercising exercise, registration and repurchase rights under the stock option agreement will be extended to the extent necessary to allow the parties to obtain all regulatory approvals for the exercise of such rights and the expiration of all applicable waiting periods.

                              EXCHANGE PROCEDURES

     After the merger, Firstar Bank, N.A., the company we have appointed as the "Exchange Agent," will mail to each person who held shares of Ledger stock at the time of the completion of the merger a document called "Letter of Transmittal" for their use in forwarding Ledger stock certificates. The Letter of Transmittal will include detailed instructions for the exchange of Ledger stock certificates for either Anchor stock certificates, or for cash to be distributed to those shareholders whose cash elections were honored. When you surrender your Ledger stock certificate(s), together with a properly completed Letter of Transmittal, you will be entitled to receive an Anchor stock certificate (plus cash in lieu of any fractional shares) or, if you made an effective cash election, cash. In either case, the surrendered Ledger stock certificate(s) will be canceled. YOU SHOULD NOT SEND IN YOUR LEDGER STOCK CERTIFICATE(S) UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL.

CASH ELECTION

     Subject to the limitations discussed below, you are entitled to elect to receive cash for your Ledger shares instead of receiving Anchor stock or you may, subject to the limitations discussed below, "split" your election and receive part cash and part Anchor stock. To make a cash election for all or part of your Ledger shares, you must properly complete the Cash Election section of your Letter of Transmittal and the Exchange Agent must receive your completed Letter of Transmittal, plus your surrendered Ledger stock certificate(s), by certain deadlines.

     The limitations on your ability to elect to receive cash for all or any part of your Ledger stock are as follows:


- 100-SHARE MINIMUM. Although you may "split" your election and receive part cash and part Anchor stock, you may not split your election in such a way that you would receive less than 100 shares of Anchor stock. For example, if you own 150 shares of Ledger stock, you would be entitled to receive 165 shares of Anchor stock in the merger (150 x 1.10). You could elect to receive (1) 165 shares of Anchor stock; (2) cash instead of any number from 1 to 65 shares of Anchor stock and the remainder in the form of an Anchor stock certificate; or
  (3) cash instead of all 165 shares of Anchor stock. You could not make a cash election for 100 shares of your Ledger stock, because you would then end up with only 55 shares of Anchor stock. As a result, if you own fewer than 91 shares of Ledger stock you may not "split" your election and you would have to elect to receive either all cash or all Anchor stock. It is important that you read the instructions in the Letter of Transmittal and that you complete your Letter of Transmittal carefully, especially if you decide to "split" your election. The Exchange Agent has been instructed to treat any "split" election which does not comply with the 100-share minimum limit described above as if it were an election to receive only Anchor stock (plus cash in lieu of any fractional shares). Further, if you make a mistake, neither Anchor nor the Exchange Agent will be required to contact you or to give you any opportunity to correct it, although the Exchange Agent will try to do so.



- 45-DAY DEADLINE. If you decide to make a cash election for all or part of your stock, it must be sent to the Exchange Agent by the deadline, which will be 45 days from the date that Letters of Transmittal are mailed to Ledger shareholders. Assuming the merger is approved by Ledger shareholders at the meeting, we expect to complete the merger within approximately five business days thereafter (by about October 31, 2001) and that it will take the Exchange Agent five business days (until about November 7, 2001) to mail Letters of Transmittal. If this happens, the 45-day deadline will occur on approximately December 22, 2001. We will tell you the exact deadline in the instructions for the Letter of Transmittal. In order to meet this deadline, you must do one of the following with your properly completed Letter of Transmittal and your surrendered Ledger stock certificate(s): (1) deliver these documents to the Exchange Agent at the delivery address listed on the Letter of Transmittal;
  (2) mail these documents by first-class mail with proper postage affixed to the Exchange Agent at the mailing address listed on the Letter of Transmittal (your mailing must be postmarked by the deadline); or (3) send these documents to the Exchange Agent via overnight courier no later than the deadline. If you do not meet this deadline, or if your Letter of Transmittal is received in time but you have not properly completed it or have not surrendered all of your Ledger stock certificate(s), the Exchange Agent has been instructed to treat your election as if it were an election to receive only Anchor stock (plus cash in lieu of any fractional shares). Again, neither Anchor nor the Exchange Agent will be required to contact you or to give you any opportunity to correct any mistakes you may have made, although the Exchange Agent will try to do so. Finally, the 45-day period will begin at the time that the Exchange Agent has substantially completed its mailing of Letters of Transmittal to all former Ledger shareholders -- if the Letter of Transmittal mailed to you is returned for any reason (for example, if the Secretary of Ledger does not have your correct mailing address), the deadline will not be extended.


- 20% LIMIT. Anchor is only required to issue cash instead of up to 20% of the Anchor stock to be issued in the merger. If this 20% threshold is reached, then, on the day it is reached (on the day the Exchange Agent receives cash elections which cause the 20% threshold to be exceeded), the following will happen: If all cash elections received on that day are counted and the amount of cash does not exceed 20.1% of the total merger considerations, then all cash elections received on that day will be honored. If the 20.1% limit is exceeded by all cash elections received on that day, then the Exchange Agent will reduce each former Ledger shareholder's cash election received on that day proportionately so that the 20% limit is not exceeded, and will issue the remaining consideration to which each such shareholder is entitled in the form of Anchor stock. If this proportionate reduction causes any former Ledger shareholder to receive fewer than 100 shares of Anchor stock, the 100-share minimum described above will be disregarded only for former Ledger shareholders whose cash election is received on that day. This 20% limitation could be exceeded before the 45-day deadline. Therefore, even if you submit a properly completed cash election before the deadline, you may still not be able to receive cash.

BECAUSE OF THE FOREGOING LIMITATIONS, WE URGE YOU TO ACT PROMPTLY IF YOU WISH TO MAKE A CASH ELECTION FOR ALL OR ANY PART OF YOUR LEDGER STOCK.

     Under certain circumstances, you may experience a delay in surrendering your Ledger stock certificates. If you wish to elect to receive cash instead of Anchor stock for all or a part of your Ledger shares, this delay could cause you to miss one of the deadlines mentioned above. Therefore, if either of the following apply to you, please follow the instructions below:


- IF YOU CANNOT FIND ONE OR MORE OF YOUR LEDGER STOCK CERTIFICATES, you should follow the instructions in the answer to the question entitled "WHAT IF I CANNOT FIND MY STOCK CERTIFICATE(S)?" on page 3. You should do this NOW -- you do not have to wait to see if the merger is approved to do this.



- IF YOU DO NOT HAVE LEDGER STOCK CERTIFICATES, BECAUSE YOUR LEDGER STOCK IS HELD FOR YOU BY YOUR BANK OR BROKER, you should contact your bank or broker NOW and ask them for instructions on how to surrender your Ledger stock, especially if you plan to elect to receive cash instead of Anchor stock for all or a part of your Ledger shares.


     If you make an effective cash election, the dollar amount you will receive will be based on the exchange ratio and the closing price of Anchor stock on the day we complete the merger. For example, if Anchor stock closes at $16.00 on the day we complete the merger, you would receive $17.60 ($16.00 times the 1.10 exchange ratio) for each share of Ledger stock that you elect to convert to cash.

     The amount of cash you will receive if you make a effective cash election will be determined before the Letters of Transmittal are sent, but the price of Anchor stock is likely to fluctuate after that time. It is possible that by the time you receive your cash, the market value of the Anchor stock (based upon the then-current market price) that you would have received if you had not made a cash election will be more or less than the amount of cash you will receive pursuant to your cash election.

CASH IN LIEU OF FRACTIONAL SHARES

     Anchor is not required to issue any "fractional shares" in the merger. For example, if you own 125 shares of Ledger stock, you would be entitled to receive
137.5 shares of Anchor stock (125 times the 1.10 exchange ratio). Cash will be issued instead of the 0.5 share. Thus, you would receive a certificate for 137 whole shares of Anchor stock and a check from the Exchange Agent for 0.5 shares based upon the average closing price of Anchor Stock for the 20 trading days preceding the day we complete the merger.

DIVIDENDS

     No dividends will be paid with respect to Anchor stock represented by a Ledger stock certificate until that Ledger stock certificate is surrendered for exchange. In addition to cash in lieu of any fractional shares and either a certificate representing Anchor stock or cash, the holder of a surrendered Ledger stock certificate will receive (1) the amount of any dividends or other distributions payable with respect to the shares represented by the Anchor stock certificate with a record date after the completion of the merger and not already paid, and (2) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the completion of the merger but prior to surrender and a payment date after surrender. In each case, taxes will be withheld if required.

OTHER

     After the completion of the merger, no shares of Ledger stock that were outstanding immediately prior to the completion of the merger will be transferred on Ledger's transfer books.


     Any Anchor stock certificates issued in the merger and any dividends or distributions deposited by Anchor with the Exchange Agent that remain unclaimed by the former Ledger shareholders two years after the completion of the merger will be returned to Anchor. Any former Ledger shareholders who have not complied with the exchange procedures within two years after completion of the merger may look only to Anchor for payment of Anchor stock, cash, and any unpaid dividends and distributions on Anchor stock. Ledger, Anchor, the Exchange Agent or any other person will not be liable to any former holder of shares of Ledger stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.


     No interest will be paid or accrued on any cash or on unpaid dividends and distributions, if any, which will be paid upon surrender of Ledger stock certificates.


     If your Ledger stock certificate has been lost, stolen or destroyed, you will only be entitled to obtain the Anchor stock and any other amounts to which you may be entitled by providing an affidavit and posting a bond in an amount sufficient to protect Anchor against claims related to your lost Ledger stock certificate. See the question entitled "WHAT IF I CANNOT FIND MY STOCK CERTIFICATE(S)?" on page 3.


                   MANAGEMENT AND OPERATIONS AFTER THE MERGER

DIRECTORS


     ANCHOR BOARD. Anchor's board of directors currently has eight members, including the chairman, Mr. Douglas J. Timmerman. The eight current directors are expected to remain on the board following the completion of the merger. The board is currently divided into three classes, with two directors serving terms expiring in July 2002, three directors serving terms expiring in July 2003 and three directors serving terms expiring in July 2004. For biographical information regarding Anchor's current directors, see Anchor's 2001 Annual Report on Form 10-K which is incorporated into this document by reference. See "WHERE YOU CAN FIND MORE INFORMATION" on page 92 to find out how to locate documents incorporated by reference.



     The merger agreement provides that, following the merger, Anchor will take necessary actions to cause James D. Smessaert, who currently serves on Ledger's board of directors, to be appointed to serve on Anchor's board for a term which ends at the time Anchor's annual shareholders' meeting to be held in July 2002, and to nominate Mr. Smessaert for election at its 2002 annual shareholders' meeting to a three-year term expiring in 2005. See "THE MERGER
AGREEMENT -- Governance" on page 39. If, prior to the completion of the merger, either of these individuals declines or is unable to serve as a director, Anchor will be required to designate another individual who currently serves on Ledger's board to fill such vacancy.



     For biographical information with respect to Mr. Smessaert, see "MATTER 2. ELECTION OF DIRECTORS" on page 74.


OFFICERS


     Following the completion of the merger, Douglas J. Timmerman will continue as Chairman, President and Chief Executive Officer of Anchor and AnchorBank, and the other executive officers of Anchor and AnchorBank are expected to remain in their current positions. For biographical information and information regarding the compensation of Anchor's current executive officers, see Anchor's 2001 Annual Report on Form 10-K which is incorporated into this document by reference. See "WHERE YOU CAN FIND MORE INFORMATION" on page 92 for information on how to find documents incorporated by reference.

OPERATIONS

     Following the merger, Anchor's corporate headquarters will remain in its current executive offices located at 25 West Main Street, Madison, Wisconsin 53703. Following the bank merger, Ledger Bank's main office and all of its current branch offices will be operated as branch offices of AnchorBank. Following the bank merger, AnchorBank will consolidate certain functions including external and internal data processing, retail and lending support, and other functions, and will operate under the name "AnchorBank, fsb."


             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA



     The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Anchor and Ledger and give effect to the merger accounted for under the purchase method of accounting.



     The unaudited pro forma combined financial information and the related notes reflect the application of the purchase method of accounting. Under this method of accounting, the assets and liabilities of Ledger are adjusted to reflect the fair value of the assets and liabilities as of the purchase date and the resulting fair value adjustments become adjustments to their carrying value. The amount of the purchase price which exceeds the fair value of the assets and liabilities acquired and identifiable intangibles is recorded as goodwill and will be reviewed for impairment in future years.



     We are presenting two alternative sets of pro forma data, one of which assumes that none of the former Ledger shareholders will elect to receive cash instead of Anchor stock in exchange for their Ledger stock, and the other of which assumes that effective cash elections will be received for 20% of the outstanding Ledger shares, which is approximately equal to the maximum number (20.1%) possible under the merger agreement (see "EXCHANGE PROCEDURES" on page
44).



     The pro forma information includes:



-pro forma balance sheets at June 30, 2001, which combine Anchor's unaudited balance sheet at June 30, 2001 with Ledger's audited balance sheet at June 30, 2001; and



-pro forma income statements for the most recent fiscal year and for the quarter ended June 30, 2001. The pro forma income statements for the most recent fiscal year combine historical results of operations of Anchor for the fiscal year ended March 31, 2001 with historical results of operations of Ledger for the fiscal year ended June 30, 2001. The pro forma statements of operations for the quarter ended June 30, 2001 combine Anchor's unaudited results of operations for the quarter ended June 30, 2001 with Ledger's unaudited results of operations for the quarter ended June 30, 2001 (Ledger's results of operations for the quarter ended June 30, 2001 are also included in Ledger's audited historical financial information for the year ended June 30, 2001).



     The unaudited pro forma condensed combined balance sheet assumes that the merger was completed on June 30, 2001. The unaudited pro forma condensed combined statements of operations assume that the merger was completed on April 1, 2000. The unaudited pro forma adjustments described in the accompanying notes are based upon preliminary estimates and assumptions that the managements of Anchor and Ledger believe are reasonable. Actual adjustments may differ from those reflected in the unaudited pro forma condensed combined financial statements.



     The unaudited pro forma financial statements are not necessarily indicative of the actual or future financial position or results of operations that would have or will occur upon consummation of the merger, and should be read in conjunction with the audited and unaudited historical consolidated financial statements, including the notes thereto, of Anchor and Ledger incorporated by reference. See "WHERE YOU CAN FIND MORE INFORMATION" on page 92.

                 ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES


                   PRO FORMA CONDENSED COMBINED BALANCE SHEET


                              AS OF JUNE 30, 2001


                                  (UNAUDITED)



           ASSUMES THAT NONE OF THE LEDGER STOCK IS CONVERTED TO CASH


(AND ALL (100%) OF THE LEDGER STOCK IS CONVERTED TO ANCHOR STOCK) IN THE MERGER



                                                                                                     COMBINED
                                                      ANCHOR           LEDGER         PRO FORMA      COMPANY
                                                   HISTORICAL(1)    HISTORICAL(2)    ADJUSTMENTS    PRO FORMA
                                                   -------------    -------------    -----------    ----------
                                                                     (DOLLARS IN THOUSANDS)
ASSETS:
  Cash and cash equivalents....................     $  118,069        $ 22,926        $     --      $  140,995
  Investment securities available for sale.....         55,074          42,007            (855)         96,226
  Investment securities held to maturity.......         54,109             455              --          54,564
  Mortgage-related securities available for
     sale......................................        141,096          50,972              --         192,068
  Mortgage-related securities held to
     maturity..................................        191,039          10,619              89         201,747
  Loans receivable, net:
     Held for sale.............................         39,206           4,357              48          43,611
     Held for investment.......................      2,430,195         352,672           3,879       2,786,746
  Foreclosed properties and repossessed
     assets....................................            342           1,619              --           1,961
  Real estate held for development and sale....         47,127              --              --          47,127
  Office properties and equipment..............         25,563           5,920              --          31,483
  Core deposit intangible......................             --              --           3,000           3,000
  Goodwill.....................................             --              --           6,511           6,511
  Other assets.................................         78,408          15,373              --          93,781
                                                    ----------        --------        --------      ----------
     Total assets..............................     $3,180,228        $506,920        $ 12,672      $3,699,820
                                                    ==========        ========        ========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY:
  Deposits.....................................     $2,202,577        $319,812        $  2,389      $2,524,778
  Borrowings...................................        698,966         141,108            (790)        839,284
  Merger-related charges.......................             --              --           8,035           8,035
  Advance payments by borrowers for taxes and
     insurance.................................         13,215           3,938              --          17,153
  Other liabilities............................         39,731           5,854          (1,540)         44,045
                                                    ----------        --------        --------      ----------
     Total liabilities.........................      2,954,489         470,712           8,094       3,433,295
                                                    ----------        --------        --------      ----------
  Common stock.................................          2,536           3,162          (3,162)          2,536
  Additional paid-in capital...................         56,571          10,227          (7,784)         59,014
  Retained earnings............................        203,683          30,410         (30,410)        203,683
  Less: Treasury stock.........................        (39,233)         (7,225)         45,568            (890)
  Common stock purchased by benefit plans......           (340)           (291)            291            (340)
  Accumulated other comprehensive income
     (loss), net of tax........................          2,522             (75)             75           2,522
                                                    ----------        --------        --------      ----------
  Total stockholders' equity...................        225,739          36,208           4,578         266,525
                                                    ----------        --------        --------      ----------
     Total liabilities and stockholders'
       equity..................................     $3,180,228        $506,920        $ 12,672      $3,699,820
                                                    ==========        ========        ========      ==========


---------------

(1)At June 30, 2001 (unaudited).



(2)At June 30, 2001 (audited).



  See "-- NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL DATA (UNAUDITED)" on
                                    page 53.

                 ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES


                   PRO FORMA CONDENSED COMBINED BALANCE SHEET


                              AS OF JUNE 30, 2001


                                  (UNAUDITED)



          ASSUMES THAT 20.0% OF THE LEDGER STOCK IS CONVERTED TO CASH


   (AND 80.0% OF THE LEDGER STOCK IS CONVERTED TO ANCHOR STOCK) IN THE MERGER



                                                                                                    COMBINED
                                                     ANCHOR           LEDGER-        PRO FORMA      COMPANY
                                                  HISTORICAL(1)    HISTORICAL(2)    ADJUSTMENTS    PRO FORMA
                                                  -------------    -------------    -----------    ----------
                                                                    (DOLLARS IN THOUSANDS)
ASSETS:
  Cash and cash equivalents...................     $  118,069        $ 22,926         $(7,635)     $  133,360
  Investment securities available for sale....         55,074          42,007            (855)         96,226
  Investment securities held to maturity......         54,109             455              --          54,564
  Mortgage-related securities available for
     sale.....................................        141,096          50,972              --         192,068
  Mortgage-related securities held to
     maturity.................................        191,039          10,619              89         201,747
  Loans receivable, net:
     Held for sale............................         39,206           4,357              48          43,611
     Held for investment......................      2,430,195         352,672           3,879       2,786,746
  Foreclosed properties and repossessed
     assets...................................            342           1,619              --           1,961
  Real estate held for development and sale...         47,127              --              --          47,127
  Office properties and equipment.............         25,563           5,920              --          31,483
  Core deposit intangible.....................             --              --           3,000           3,000
  Goodwill....................................             --              --           6,511           6,511
  Other assets................................         78,408          15,373              --          93,781
                                                   ----------        --------         -------      ----------
     Total assets.............................     $3,180,228        $506,920         $ 5,037      $3,692,185
                                                   ==========        ========         =======      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY:
  Deposits....................................     $2,202,577        $319,812         $ 2,389      $2,524,778
  Borrowings..................................        698,966         141,108            (790)        839,284
  Merger-related charges......................             --              --           8,035           8,035
  Advance payments by borrowers for taxes and
     insurance................................         13,215           3,938              --          17,153
  Other liabilities...........................         39,731           5,854          (1,540)         44,045
                                                   ----------        --------         -------      ----------
     Total liabilities........................      2,954,489         470,712           8,094       3,433,295
                                                   ----------        --------         -------      ----------
  Common stock................................          2,536           3,162          (3,162)          2,536
  Additional paid-in capital..................         56,571          10,227          (8,162)         58,636
  Retained earnings...........................        203,683          30,410         (30,410)        203,683
  Less: Treasury stock........................        (39,233)         (7,225)         38,311          (8,147)
  Common stock purchased by benefit plans.....           (340)           (291)            291            (340)
  Accumulated other comprehensive income
     (loss), net of tax.......................          2,522             (75)             75           2,522
                                                   ----------        --------         -------      ----------
  Total stockholders' equity..................        225,739          36,208          (3,057)        258,890
                                                   ----------        --------         -------      ----------
     Total liabilities and stockholders'
       equity.................................     $3,180,228        $506,920         $ 5,037      $3,692,185
                                                   ==========        ========         =======      ==========


---------------

(1) At June 30, 2001 (unaudited).



(2)At June 30, 2001 (audited).



  See "-- NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL DATA (UNAUDITED)" on
                                    page 53.

                 ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES


                          PRO FORMA CONDENSED COMBINED


          STATEMENTS OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2001


                                  (UNAUDITED)



                                                                                                     COMBINED
                                                     ANCHOR            LEDGER         PRO FORMA      COMPANY
                                                  HISTORICAL(1)    HISTORICAL(2)     ADJUSTMENTS    PRO FORMA
                                                  -------------    --------------    -----------    ----------
                                                          (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)
Interest income...............................        $56,724           $9,409           $(211)        $65,922
Interest expense..............................         35,501            6,386             (70)         41,817
                                                   ----------        ---------        --------      ----------
Net interest income...........................         21,223            3,023            (141)         24,105
Provision for loan losses.....................            210              100              --             310
                                                   ----------        ---------        --------      ----------
Net interest income after provision for loan
  losses......................................         21,013            2,923              --          23,795
Non-interest income...........................          5,019              726              --           5,745
Non-interest expenses.........................         13,696            2,850             107          16,653
                                                   ----------        ---------        --------      ----------
Income before income taxes....................         12,336              799            (248)         12,887
Income taxes..................................          4,425              294             (87)          4,632
                                                   ----------        ---------        --------      ----------
Net income....................................        $ 7,911           $  505           $(161)        $ 8,255
                                                   ==========        =========        ========      ==========

ASSUMES THAT NONE OF THE LEDGER STOCK IS CONVERTED TO CASH (AND ALL (100%) OF THE LEDGER STOCK IS CONVERTED TO
ANCHOR STOCK) IN THE MERGER
Earnings per share:
  Basic.......................................          $0.36            $0.21                           $0.33
  Diluted.....................................           0.35             0.20                            0.33
Average shares outstanding:
  Basic.......................................     22,184,124        2,355,429         137,533      24,677,086
  Diluted.....................................     22,721,774        2,435,910         145,581      25,303,265

ASSUMES THAT 20.0% OF THE LEDGER STOCK IS CONVERTED TO CASH (AND 80.0% OF THE LEDGER STOCK IS CONVERTED TO
ANCHOR STOCK) IN THE MERGER
Earnings per share:
  Basic.......................................          $0.36            $0.21                           $0.34
  Diluted.....................................           0.35             0.20                            0.33
Average shares outstanding:
  Basic.......................................     22,184,124        2,355,429        (361,059)     24,178,494
  Diluted.....................................     22,721,774        2,435,910        (370,717)     24,786,967



  See "-- NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL DATA (UNAUDITED)" on
                                    page 53.

                 ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES


                          PRO FORMA CONDENSED COMBINED


            STATEMENTS OF OPERATIONS FOR THE MOST RECENT FISCAL YEAR


                                  (UNAUDITED)



                                                                                                     COMBINED
                                                     ANCHOR            LEDGER         PRO FORMA      COMPANY
                                                  HISTORICAL(1)    HISTORICAL(2)     ADJUSTMENTS    PRO FORMA
                                                  -------------    --------------    -----------    ----------
                                                          (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)
Total interest income.........................       $228,647          $39,260           $(843)       $267,064
Total interest expense........................        148,096           27,674            (281)        175,489
                                                   ----------        ---------        --------      ----------
Net interest income...........................         80,551           11,586            (562)         91,575
Provision for loan losses.....................            945              430              --           1,375
                                                   ----------        ---------        --------      ----------
Net interest income after provision for loan
  losses......................................         79,606           11,156            (562)         90,200
Total non-interest income.....................         13,503            2,110              --          15,613
Total non-interest expenses...................         51,450            9,783             428          61,661
                                                   ----------        ---------        --------      ----------
Income before income taxes....................         41,659            3,483            (990)         44,152
Income taxes..................................         14,682            1,209            (347)         15,544
                                                   ----------        ---------        --------      ----------
Net income....................................       $ 26,977          $ 2,274           $(643)       $ 28,608
                                                   ==========        =========        ========      ==========

ASSUMES THAT NONE OF THE LEDGER STOCK IS CONVERTED TO CASH (AND ALL (100%) OF THE LEDGER STOCK IS CONVERTED TO
ANCHOR STOCK) IN THE MERGER
Earnings per share:
  Basic.......................................          $1.19            $0.95                           $1.14
  Diluted.....................................           1.16             0.92                            1.11
Average shares outstanding:
  Basic.......................................     22,646,701        2,395,823         141,572      25,184,096
  Diluted.....................................     23,207,833        2,471,305         149,121      25,828,259

ASSUMES THAT 20.0% OF THE LEDGER STOCK IS CONVERTED TO CASH (AND 80.0% OF THE LEDGER STOCK IS CONVERTED TO
ANCHOR STOCK) IN THE MERGER
Earnings per share:
  Basic.......................................          $1.19            $0.95                           $1.16
  Diluted.....................................           1.16             0.92                            1.13
Average shares outstanding:
  Basic.......................................     22,646,701        2,395,823        (365,907)     24,676,617
  Diluted.....................................     23,207,833        2,471,305        (374,965)     25,304,173


---------------

(1)Fiscal year ended March 31, 2001.



(2)Fiscal year ended June 30, 2001.


  See -- "NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL DATA (UNAUDITED)" on
                                    page 53.

                 ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES


              NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL DATA


                                  (UNAUDITED)



NOTE 1  -- BASIS OF PRESENTATION



     The unaudited Pro Forma Condensed Combined Financial Data has been prepared assuming the merger will be accounted for under the purchase method and is based on the historical consolidated financial statements of Anchor and Ledger. Anchor and Ledger are in the process of reviewing their respective accounting policies. As a result of this review, it might be necessary to restate amounts in financial statements of the combined company to conform to those accounting policies that are most appropriate. Any such restatements are not expected to be material.



NOTE 2 -- LEDGER MERGER-RELATED CHARGES



     In connection with the merger, Ledger expects to incur pre-tax merger-related charges of approximately $7,200,000. These charges are expected to include $6,145,000 in change-of-control, severance and other employee-related payments, $550,000 in investment banking, legal and accounting fees and $510,000 in direct merger-related data processing and other equipment charges. An accrual for the merger-related charges and the related tax effect of $1,540,000 has been reflected in the unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2001. They are not expected to have a continuing impact on the operations of the combined company and therefore are not included in the unaudited Pro Forma Condensed Combined Statement of Operations.



NOTE 3 -- PRO FORMA CONDENSED COMBINED BALANCE SHEET ADJUSTMENTS



     Under purchase accounting, Ledger's assets and liabilities and any identifiable intangible assets are required to be adjusted to their estimated fair values. The estimated fair value adjustments have been determined by Anchor based upon available information. Anchor cannot be sure that such estimated values represent the fair value that would ultimately be determined at the acquisition date. The following are the pro forma adjustments made to reflect Ledger's estimated fair values at June 30, 2001:



                                                               ASSUMES THAT NONE      ASSUMES THAT 20.0%
                                                              OF THE LEDGER STOCK     OF THE LEDGER STOCK
                                                              IS CONVERTED TO CASH      IS CONVERTED TO
                                                                 IN THE MERGER        CASH IN THE MERGER
                                                              --------------------    -------------------
PURCHASE PRICE OF LEDGER:
  Market value of Anchor shares to be issued..............          $38,174                 $30,539
  Anchor stock options issued in exchange for Ledger stock
     options..............................................            2,612                   2,612
  Cash election...........................................               --                   7,635
  Costs of acquisition incurred by Anchor.................              835                     835
  89,100 shares of Ledger stock previously owned by
     Anchor...............................................              855                     855
                                                                    -------                 -------
                                                                    $42,476                 $42,476
                                                                    =======                 =======
  Historical net assets of Ledger at June 30, 2001........          $36,208                 $36,208
  Accrual of Ledger merger related charges, net of tax
     (Note 2).............................................           (5,660)                 (5,660)
  Fair market value adjustments as of June 30, 2001:
     Mortgage-related securities held to maturity.........               89                      89
     Loans receivable held for sale.......................               48                      48
     Loans receivable held for investment.................            3,879                   3,879
     Core deposit intangible..............................            3,000                   3,000
     Deposits.............................................           (2,389)                 (2,389)
     Borrowings...........................................              790                     790
     Goodwill.............................................            6,511                   6,511
                                                                    -------                 -------
                                                                    $42,476                 $42,476
                                                                    =======                 =======

     It is estimated that the amount of the fair market value adjustment for premises and equipment will not be material.



NOTE 4 -- STOCKHOLDERS' EQUITY



     In the merger, Ledger shareholders will receive 1.10 (common stock exchange ratio) shares of Anchor stock for each outstanding share of Ledger stock. Cash will be paid in lieu of fractional shares at the price per whole share in effect on the day of closing. Based on share information as of June 30, 2001, Anchor will issue approximately 2.6 million shares of Anchor stock, substantially out of previously-acquired shares held by Anchor as "treasury stock," in exchange for 2.4 million shares of outstanding Ledger common stock in the merger. This includes the adjustment to cause Anchor stock to be equal to its $0.10 par value. Pro forma retained earnings reflect an adjustment for estimated merger-related charges as described in Note 2 above. Approximately 25.2 million shares of Anchor stock will be outstanding for the combined company after the merger.



NOTE 5 -- AVERAGE SHARES OUTSTANDING



     The pro forma weighted average shares outstanding is based on the historical Anchor weighted average shares outstanding plus the Ledger weighted average shares outstanding less the 89,100 shares of Ledger previously owned by Anchor multiplied by the common stock exchange ratio. This amount is adjusted for shares expected to be converted to cash for the pro forma data that assumes 20.0% of Ledger stock is converted to cash in the merger.



NOTE 6 -- PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS ADJUSTMENTS



     For purposes of determining the pro forma effect of the Ledger acquisition on the statement of operations, the following pro forma adjustments have been made as if the acquisition had occurred as of April 1, 2000:



                                                              QUARTER ENDED   FISCAL YEAR ENDED
                                                              JUNE 30, 2001    MARCH 31, 2001
                                                              -------------   -----------------
Yield adjustment for interest income on mortgage-related
  securities held to maturity...............................      $  (5)            $ (19)
Yield adjustment for interest income on loans receivable....       (206)             (824)
Amortization of core deposit intangible.....................       (107)             (428)
Yield adjustment for interest expense on deposits...........        119               478
Yield adjustment for interest expense on borrowings.........        (49)             (197)
                                                                  -----             -----
                                                                   (248)             (990)
Tax benefits of pro forma adjustments.......................         87               347
                                                                  -----             -----
                                                                  $(161)            $(643)
                                                                  =====             =====



     In accordance with Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill will not be amortized but will be reviewed annually, or more frequently if impairment indicators arise, for impairment.

              ANCHOR STOCK AND COMPARATIVE RIGHTS OF SHAREHOLDERS

GENERAL

     As a result of the merger, shareholders of Ledger will become shareholders of Anchor and the rights of all former Ledger shareholders will be thereafter governed by the Anchor articles of incorporation and bylaws and the WBCL. The rights of Ledger shareholders are presently governed by the Ledger articles of incorporation and bylaws and the WBCL.

ANCHOR STOCK


     Anchor incorporates by reference the description of its capital stock contained in the Prospectus included in its registration statement on Form S-1 filed with the SEC on March 19, 1992. See "WHERE YOU CAN FIND MORE INFORMATION" on page 92 to find out how you can locate documents incorporated by reference in this document.


COMPARISON OF RIGHTS

     Upon the completion of the merger, Ledger shareholders will become shareholders of Anchor. Both companies are Wisconsin corporations governed by the WBCL, which provides various rights to shareholders. Anchor and Ledger shareholders also are provided various rights pursuant to their respective company's articles of incorporation and bylaws. Many of Anchor's and Ledger's article and bylaw provisions are identical or substantially similar to each other or to the WBCL. These include provisions relating to the following:

- the manner in which the size of the board of directors is determined and the method of filling vacancies on the board of directors;

- the method of calling special shareholders' meetings;

- amendments to the articles of incorporation and bylaws;

- approval of transactions with interested shareholders;

- shareholder approval of mergers, acquisitions and various other transactions;

- the ability of shareholders to act by written consent; and

- the board of directors' ability to consider constituencies other than shareholders (for example, employees and customers) when making decisions for the company.

     In some of these instances, the companies' articles or bylaws do not contain any specific provisions, meaning that the WBCL applies to both companies in the same manner.

     Some rights of Ledger shareholders as holders of Anchor stock will be different than they are as holders of Ledger stock. You are urged to read the fuller comparison of your rights that is included below, which includes the following important differences:


- although both Anchor and Ledger have shareholder rights plans (commonly known as a "poison pill"), there are some differences between the two plans (see "-- Shareholder Rights Plan" below);



- the provisions for removing directors vary between the corporations; and



- Anchor does not require that directors be shareholders of Anchor or residents of the State of Wisconsin. For more detailed information, see the table beginning on page 58.


SHAREHOLDER RIGHTS PLAN

     In 1997, Anchor adopted a shareholders' rights plan providing for stock purchase rights to current and future owners of Anchor stock. Each share of outstanding Anchor stock has one right attached to it, and each share of Anchor stock issued in the merger will have one right attached to it. You will not receive a separate certificate evidencing the attached rights you receive along with your Anchor stock because, unless and until the rights become exercisable, each Anchor stock certificate will also evidence an equal number of rights. A share of Anchor stock and the attached right may not be traded separately unless and until the rights become exercisable. The rights will expire on July 22, 2007, unless they are redeemed by Anchor before then.

     In 1997, Ledger adopted a shareholders' rights plan providing for stock purchase rights to current and future owners of Ledger stock. Each share of outstanding Ledger stock has one right attached to it. Rights are redeemable by Ledger at any time until they are exercisable at the exchange rate of $.01 per right. The rights expire February 21, 2007 unless they are redeemed by Ledger before then.


     The rights plans were adopted to protect Anchor and Ledger shareholders by providing a potential acquiror with a disincentive to engage in manipulative or coercive tactics in attempting to acquire the companies and an incentive to negotiate with their respective boards in good faith and offer the companies' shareholders fair value for their interests. However, the rights plans have antitakeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire the companies on terms not approved by their boards of directors. Nevertheless, the rights should not interfere with any merger or other business combination approved by the boards of directors, because the rights may be redeemed by the companies at a nominal cost.



     The Anchor rights plan, which is evidenced by a rights agreement between Anchor and Firstar Bank, N.A., as rights agent, is lengthy and complex. Similarly, the Ledger rights plan, which is evidenced by a rights agreement between Ledger and Firstar Bank, N.A., as rights agent, is lengthy and complex. We have summarized its important provisions (and commented on the differences between Anchor's rights plan and Ledger's rights plan) below in question and answer format. However, this summary is qualified in its entirety by reference to the Anchor rights agreement, a copy of which is filed as an exhibit to Anchor's registration statement for the rights on Form 8-A and the Ledger rights agreement, a copy of which is filed as an exhibit to Ledger's registration statement for the rights on Form 8-A. See "WHERE YOU CAN FIND MORE INFORMATION" on page 92 for more information about the documents incorporated by reference in this document. We have noted in this summary the important differences between Anchor's and Ledger's shareholders' rights plans.


Q.  WHAT DO THE RIGHTS ENTITLE ME TO?

A. Each right, when it becomes exercisable, entitles the holder to purchase from Anchor 1/100th of a share of preferred stock at a price of $200.00, subject to adjustment in the case of stock splits or dividends. However, after the rights become exercisable, the rights may become rights to acquire Anchor common (as opposed to preferred) stock (commonly known as a "flip-in" provision) or the common stock of another company that acquires Anchor (commonly known as a "flip-over" provision), as discussed in the next three questions. Until a right is exercised, the right itself will not entitle the holder thereof to any rights as a shareholder of Anchor, including, among other things, the right to vote or to receive dividends.

    LEDGER'S SHAREHOLDERS' RIGHTS PLAN IS IDENTICAL IN THIS RESPECT, EXCEPT THE PRICE FOR 1/100TH OF A SHARE IS $100.00, SUBJECT TO SIMILAR ADJUSTMENTS.

Q.  WHEN DO THE RIGHTS BECOME EXERCISABLE?

A. The rights will become exercisable if anyone acquires, or proposes to acquire, 20% or more of the outstanding Anchor stock. Specifically, the rights will become exercisable at the earlier of:

     - ten business days after a public announcement that a person or group of affiliated persons has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of Anchor's outstanding stock; or


     - 15 business days after the commencement of a tender offer or exchange offer for 20% or more of Anchor's outstanding stock.


    LEDGER'S SHAREHOLDERS' RIGHTS PLAN IS SIMILAR TO THE ABOVE, EXCEPT THE LEDGER PLAN ALSO REQUIRES THAT THE BOARD OF DIRECTORS DETERMINE THAT THE PERSON BUYING IS ADVERSE BEFORE THE RIGHTS BECOME EXERCISABLE.

Q.  WHEN DO THE RIGHTS "FLIP IN" AND BECOME RIGHTS TO PURCHASE ANCHOR COMMON
    STOCK?

A. After the rights become exercisable, the rights will be converted into rights to purchase Anchor common (as opposed to preferred) stock if any of the following occur:

     - Anchor is the surviving corporation in a merger and its common stock is not changed or exchanged;

     - a person (other than Anchor or its affiliates) becomes the beneficial owner of 25% or more of the then outstanding common stock;

     - an acquiring person engages in one or more "self-dealing" transactions as defined in the rights agreement; or


     - an event occurs that results in an acquiring person's ownership interest being increased by more than 1% (e.g., a reverse stock split).


       When this happens, each holder of a right will be entitled to receive, upon exercise, Anchor common stock (or, under some circumstances, cash, property or other securities) having a value equal to two times the exercise price of the right. Assuming the exercise price is not adjusted, this would mean that each Anchor shareholder would, for each share of Anchor stock he or she owns, have the right to pay Anchor $200 and receive additional Anchor common stock with a market value of $400. If Anchor stock were trading at $50 per share at the time, and a shareholder owned 100 shares of Anchor stock, the shareholder would be able to pay Anchor $20,000 ($200 X 100 rights) and receive 800 additional shares ($40,000 worth) of Anchor stock.

    THE "FLIP-IN" PROVISION OF LEDGER'S SHAREHOLDERS' RIGHTS PLAN IS VERY SIMILAR TO ANCHOR'S, EXCEPT LEDGER REQUIRES THAT THE BENEFICIAL OWNER ACQUIRE AT LEAST 15% OF THE OUTSTANDING COMMON STOCK IN ORDER TO CONVERT THE RIGHT INTO A RIGHT TO PURCHASE STOCK.

Q. WHEN DO THE RIGHTS "FLIP OVER" AND BECOME RIGHTS TO PURCHASE ANOTHER COMPANY'S COMMON STOCK?

A. After the rights become exercisable, the rights may be converted into rights to purchase the common stock of another company if any of the following occur:

     - Anchor engages in a merger or other business combination transaction with the other company in which Anchor is not the surviving corporation;

     - Anchor engages in a merger or other business combination transaction with the other company in which Anchor is the surviving corporation, but in which its common stock is changed or exchanged; or

     - 50% or more of Anchor's assets or earning power is sold or transferred to the other company.

       When this happens, each holder of a right will be entitled to receive, upon exercise, the other company's common stock having a value equal to two times the exercise price of the right. Assuming the exercise price is not adjusted, this would mean that each Anchor shareholder would, for each share of Anchor stock he or she owns, have the right to pay the other company $200 and receive common stock of the other company with a market value of $400.

    LEDGER'S SHAREHOLDERS' RIGHTS PLAN IS ALMOST IDENTICAL TO ANCHOR'S IN THIS RESPECT, EXCEPT LEDGER'S PLAN INCLUDES A SALE OR TRANSFER TO AN INTERESTED PERSON TO ACTIVATE THE "FLIP-OVER" PROVISIONS OF THE PLAN.

Q. WILL THE OTHER COMPANY WHO ACQUIRES ANCHOR STOCK ALSO BE ENTITLED TO EXERCISE ITS RIGHTS?

A. No. If any of the circumstances cause the rights to become rights to acquire Anchor (or another company's) common stock (that is, if a "flip-in" or "flip-over" event occurs), then all rights owned by the other company will become null and void.

    LEDGER'S SHAREHOLDERS' RIGHTS PLAN IS IDENTICAL TO ANCHOR'S IN THIS RESPECT.

Q. WOULD THE EXISTENCE OF THE RIGHTS HAVE ANY EFFECT IF THE ANCHOR BOARD DETERMINES THAT THE ACQUISITION OF ANCHOR IS IN THE BEST INTERESTS OF ANCHOR AND ITS SHAREHOLDERS?


A. No, because Anchor's board of directors may, within ten business days following the public announcement of the transaction that causes the rights to become exercisable, redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment to prevent dilution. After that ten-day period, Anchor's board's ability to redeem the rights becomes much more limited, although it would be reinstated if the person whose actions caused the rights to become exercisable reduces its beneficial ownership to 10% or less of the outstanding Anchor common stock.


LEDGER'S SHAREHOLDERS' RIGHTS PLAN IS VERY SIMILAR, BUT DOES NOT LIMIT THE BOARD'S ABILITY TO REDEEM THE RIGHTS FOLLOWING THE TEN-DAY PERIOD.


Q.  WHAT OTHER POWERS DOES THE BOARD HAVE WITH RESPECT TO THE RIGHTS?

A. Anchor's board may, at its option, at any time after the right to redeem the rights has expired or terminated (with limited exceptions), exchange all or part of the then outstanding and exercisable rights (other than those held by the acquiring person) for common stock at a ratio of one share of common stock per right, as adjusted; provided, however, that Anchor's board cannot do so once a person becomes the owner of 50% or more of the outstanding Anchor common stock. If the board authorizes an exchange, the rights will immediately cease to be exercisable.

    The board also has the right to amend the rights plan, subject to the conditions set forth in the rights agreement.

     LEDGER'S SHAREHOLDERS' RIGHTS PLAN IS IDENTICAL TO ANCHOR'S WITH REGARD TO "OTHER" POWERS OF THE BOARD OF DIRECTORS.

SUMMARY OF APPLICABLE LAW AND THE PROVISIONS OF ANCHOR'S AND LEDGER'S RESPECTIVE ARTICLES OF INCORPORATION AND BYLAWS


     The following summary is not a complete statement of all differences between rights of the holders of Anchor stock and Ledger stock. It sets forth some important aspects of the WBCL and discusses differences between Anchor's articles and bylaws and Ledger's articles and bylaws. The summary is qualified in its entirety by reference to the full text of each document and the WBCL. For information as to how those documents may be obtained, see "WHERE YOU CAN FIND MORE INFORMATION" on page 92. Where the summary below indicates that there is "no provision" of Anchor's or Ledger's articles or bylaws, the applicable provision of the WBCL controls.


SUBJECT              WBCL:                     LEDGER:                   ANCHOR:
-------              -----                     -------                   -------
CONTROL SHARE        Unless otherwise          Ledger elects the WBCL    Anchor does not elect
VOTING RESTRICTIONS  provided in the articles  provision during          the WBCL provision
                     of incorporation of a     mergers.                  during mergers.
                     resident domestic
                     corporation, the voting
                     power of shares of a
                     resident domestic
                     corporation held by any
                     person, including shares
                     issuable upon conversion
                     of convertible
                     securities or upon
                     exercise of options or
                     warrants, in excess of
                     20% of the voting power
                     in the election of
                     directors shall be
                     limited to 10% of the
                     full voting power of
                     those shares.

SUBJECT              WBCL:                        LEDGER:                      ANCHOR:
-------              -----                        -------                      -------
REMOVAL OF           Shareholders may remove one  Shareholders may remove any  Shareholders may remove any
DIRECTORS            or more directors with or    director or the entire       director from office only
                     without cause unless the     board from office only for   for cause and by an
                     articles of incorporation    cause and by an affirmative  affirmative vote of
                     or the bylaws provide that   vote of 80% of the voting    two-thirds of the voting
                     directors may be removed     power of the holders of      power of the holders of
                     only for cause.              Ledger common stock and      Anchor common stock
                                                  Class A Preferred Stock      entitled to elect
                                                  entitled to elect            directors.
                                                  directors, or by a majority
                                                  vote of the total number of
                                                  directors.

ADVANCE NOTICE       No provision.                Ledger's bylaws contain an   Anchor's bylaws contain an
PROVISIONS FOR                                    "advance notice" provision   advance notice provision
SHAREHOLDER                                       that states that, for a      that states that for a
NOMINATIONS AND                                   shareholder of record to     shareholder to properly
SHAREHOLDER                                       properly introduce business  bring business before an
PROPOSALS                                         to be transacted at the      annual meeting Anchor's
                                                  annual meeting or a meeting  secretary must have
                                                  of shareholders or to        received by mail or
                                                  nominate persons for         delivery a notice from the
                                                  election to the Ledger       shareholder no later than
                                                  board, the shareholder must  60 days prior to the
                                                  give notice to Ledger's      anniversary date of the
                                                  secretary within ten days    mailing of proxy materials
                                                  following the date on which  by Anchor for the
                                                  the notice of annual         immediately preceding
                                                  meeting is mailed to         annual meeting of the
                                                  shareholders. The bylaws     shareholders. The bylaws
                                                  specify what information     specify what information
                                                  such a notice must contain,  such a notice must contain.
                                                  how it is to be presented
                                                  to Ledger, and what
                                                  additional information the
                                                  shareholder must provide in
                                                  particular circumstances.

QUALIFICATION OF     The articles of              No person shall be eligible  Directors need not be
DIRECTORS            incorporation or bylaws may  for election, re-election,   shareholders or residents
                     prescribe qualifications     appointment or               of the State of Wisconsin.
                     for directors. A director    reappointment as a director
                     need not be a resident of    who owns less than 100
                     this state or a shareholder  shares of common stock in
                     of the corporation unless    Ledger, has been convicted
                     the articles of              of a felony, is not
                     incorporation or bylaws so   eligible to serve on the
                     prescribe.                   board (for whatever
                                                  reason), or is legally
                                                  declared incapacitated by
                                                  reason of mental weakness.

SUBJECT              WBCL:                        LEDGER:                      ANCHOR:
-------              -----                        -------                      -------
LIABILITY OF         Unless a corporation's       A director shall not be      A director or officer shall
DIRECTORS            articles of incorporation    personally liable for        not be personally liable
                     limit the immunity of a      monetary damages for any     for monetary damages for
                     director, a director may     action taken, or any         any action taken, or any
                     not be held liable for a     failure to take any action,  failure to take any action,
                     breach of, or failure to     as a director except if the  as a director or officer
                     perform, any duty resulting  action or failure to         except to the extent that a
                     solely from his or her       perform was a willful        director's or officer's
                     status as a director,        failure to deal fairly with  liability for monetary
                     unless the director's        Ledger in a matter in which  damages may not be limited
                     breach or failure to         the director has a material  by law.
                     perform constitutes: (a) a   conflict of interest, or
                     willful failure to deal      violates criminal law
                     fairly with the corporation  (unless the director
                     or its shareholders in       believed his or her conduct
                     connection with a matter in  was lawful), or was a
                     which the director has a     transaction in which the
                     material conflict of         director received an
                     interest; (b) a violation    improper personal benefit,
                     of criminal law, unless the  or was willful misconduct.
                     director had reasonable
                     cause to believe that his
                     or her conduct was lawful;
                     (c) a transaction from
                     which the director derived
                     an improper personal
                     profit; or (d) willful
                     misconduct.

INDEMNIFICATION OF   A corporation is required    To the fullest extent        To the fullest extent
DIRECTORS            to indemnify a director or   permitted or required by     authorized by the WBCL,
                     officer in the defense of a  the WBCL, Ledger will        Anchor will indemnify and
                     proceeding for all           indemnify a director or      hold harmless a director or
                     reasonable expenses          officer against all          officer against all
                     incurred in the proceeding   liabilities incurred by or   liabilities and expenses
                     if the director or officer   on behalf of such director   incurred in connection with
                     was a party because he or    or officer in connection     a proceeding to which the
                     she is a director or         with a proceeding in which   director or officer has
                     officer of the corporation,  the director or officer is   become subject because he
                     unless the director or       a party because he or she    or she is a director or
                     officer was found to have    is director or officer,      officer of Anchor, unless
                     breached a duty to the       unless the officer or        the director or officer
                     corporation and to have      director breached or failed  breached or failed to
                     been guilty of actions       a duty to Ledger. Ledger     perform a duty he or she
                     which constitute (a) a       will not indemnify a         owes to Anchor which
                     willful failure to deal      director or officer in       constitutes one of the four
                     fairly with the corporation  connection with a            actions outlined above and
                     or its shareholders in       proceeding which was         specified in the WBCL.
                     connection with a matter in  initiated by the such        Anchor will not indemnify a
                     which the director has a     director or officer unless   director or officer in
                     material conflict of         the proceeding was           connection with a
                     interest; (b) a violation    authorized by the board of   proceeding which was
                     of criminal law, unless the  directors.                   initiated by such director
                     director had reasonable                                   or officer unless the
                     cause to believe that his                                 proceeding was authorized
                     or her conduct was lawful;                                by the board of directors.
                     (c) a transaction from
                     which the director derived
                     an improper personal
                     profit; or (d) willful
                     misconduct. A corporation
                     is permitted to pay for or
                     reimburse the reasonable
                     expenses incurred by a
                     director or officer in
                     connection with a
                     proceeding to which he or
                     she is a party, as those
                     expenses are incurred.

                                   REGULATION

     Banking and financial services businesses such as Anchor and Ledger are highly regulated. Anchor and Ledger and their banking subsidiaries are subject to federal and state laws and regulations relating to all aspects of their business, including, among others, capital requirements, lending practices, disclosure requirements, limitations on dividends, liquidity requirements and insurance of deposits requirements. In addition, Ledger is subject to the examination and supervision of both state and federal regulatory authorities. Anchor is primarily subject to review by federal regulatory authorities.

     Below is a brief description of certain laws and regulations that apply to Anchor and Ledger and their banking subsidiaries, AnchorBank and Ledger Bank. The description of these laws and regulations, as well as the descriptions of laws and regulations contained in other sections of this document, may not be complete. You should refer to the actual laws and regulations for additional information.

OVERVIEW

     FEDERAL REGULATION. Anchor is a unitary savings and loan holding company regulated at the federal level by the Office of Thrift Supervision (the "OTS"). Its banking subsidiary, AnchorBank, is a federally chartered savings institution and subject to broad federal regulation and oversight extending to all aspects of its operations. AnchorBank's primary federal regulators are the OTS and the Federal Deposit Insurance Corporation ("FDIC").

     Ledger is a unitary bank holding company regulated at the federal level by the Board of Governors of the Federal Reserve System (the "FRB"). Ledger is also a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As such, Ledger is subject to examination, regulation and periodic reporting under the BHC Act, as administered by the FRB.

     Ledger's banking subsidiary, Ledger Bank, is a Wisconsin-chartered savings bank that is also subject to broad federal regulation. Ledger Bank's primary federal regulator is the FDIC.

     The deposits of both AnchorBank and Ledger Bank are federally insured (up to applicable limits) by the FDIC and they are members of the FDIC's Savings Association Insurance Fund. AnchorBank and Ledger Bank are also subject to limited regulation by the Federal Reserve Board and other federal regulatory agencies. Anchor and Ledger are also subject to the Securities Exchange Act of 1934, as administered by the Securities and Exchange Commission.

     STATE REGULATION. Because Ledger is an in-state savings bank holding company and Ledger Bank is a Wisconsin-chartered institution, Ledger and Ledger Bank are also regulated at the state level by the Wisconsin Department of Financial Institutions-Division of Savings Institutions ("DFI-Savings"). Ledger is also considered to be an in-state bank holding company for purposes of the merger between Anchor and Ledger. Because AnchorBank is a federally chartered savings institution, neither Anchor nor AnchorBank are currently regulated by DFI-Savings. Since Ledger Bank will merge with and into AnchorBank as part of the bank merger, Ledger's business will become subject to federal regulations rather than DFI-Savings' regulation.

     SIMILARITIES AND DIFFERENCES. The principal differences between the way in which Ledger, Anchor and their banking subsidiaries are currently regulated result from the fact that Anchor and AnchorBank are regulated at the federal level while Ledger (and thereby Ledger Bank) is regulated, to certain degrees, at both the federal and state levels. Also, as a bank holding company, Ledger and Ledger Bank are subject to laws and regulations imposing restrictions on activities, minimum capital requirements, lending and deposit restrictions and numerous other requirements that are, in certain instances, different from those that apply to Anchor and AnchorBank. Those differences are not material with regard to the manner in which Ledger and Ledger Bank have conducted their operations. Following the merger, these regulatory differences and distinctions will disappear because Ledger Bank will merge with and into AnchorBank, which will continue to be regulated at the federal level in the same manner as it is now.

     In this summary, where regulations apply in the same manner to both Anchor and Ledger, we refer to them together as the "Holding Companies," and where regulations apply in the same
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manner to both AnchorBank and Ledger Bank, we refer to them together as the
"Banks." In each case, where a regulatory requirement applies to both Banks, we indicate whether the Banks individually met these requirements at June 30, 2001, and whether AnchorBank would have met these requirements on a pro forma basis giving effect to the bank merger as if it had occurred on March 31, 2001.

REGULATION OF THE HOLDING COMPANIES

     FEDERAL. Anchor, as a "unitary savings and loan holding company" (meaning that Anchor only owns one savings institution), is subject to regulatory oversight by the OTS. Anchor must register and file reports with, and is subject to regulation and examination by, the OTS. In addition, the OTS has enforcement authority over Anchor and its non-savings institution subsidiaries, which permits the OTS to restrict or prohibit activities that it determines are a serious risk to a subsidiary savings institutions. The OTS regulations primarily relate to the safety and soundness of the institutions under jurisdiction of the OTS rather than the protection of such institutions' shareholders. Unitary savings and loan holding companies generally are not subject to activity restrictions.

     Anchor will continue to be a unitary savings and loan holding company following the merger; it will not become a "multiple savings and loan holding company" (which holds more than one savings institution subsidiary) as a result of the merger because it will cause Ledger Bank to merge into AnchorBank immediately following the merger, and Anchor will continue to own only one savings institution subsidiary. Although Anchor has no present plans or intention to do so, it could become a multiple savings and loan holding company in the future.


     If Anchor were to become a multiple savings and loan holding company, it would be subject to certain activity restrictions, unless its savings institution subsidiaries comply with the qualified thrift lender test (the "QTL Test"), which is described in the section on page 65 entitled
"-- Compliance -- Qualified Thrift Lender Requirement." If a savings institution subsidiary of a multiple savings and loan holding company fails the QTL test, the holding company may not continue any business activity without the approval of the OTS, except for activities approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure, the holding company would become subject to bank holding company regulations which are more restrictive than the savings and loan holding company regulations.



     Ledger is a unitary bank holding company (meaning that Ledger only owns one savings institution), subject to regulatory oversight by the FRB, as well as DFI-Savings and the SEC. As a registered bank holding company under the BHC Act, Ledger is subject to examination, regulation and periodic reporting under the BHC Act, as administered by the FRB. The FRB has adopted Capital Adequacy Guidelines for bank holding companies (on a consolidated basis) that are substantially similar to those established by the FDIC for Ledger Bank. Failure to meet those Capital Adequacy Requirements can result in supervisory or enforcement action brought by the FRB.


     Anchor must obtain approval from the OTS before acquiring control of more than 5% of the voting shares of any other SAIF-insured institution or savings and loan holding company. The OTS prohibits such acquisitions if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, the OTS permits interstate acquisitions based on specific state statutory authorization in the state of the target institution or in a supervisory acquisition of a failing savings institution.

     With respect to the merger between Anchor and Ledger and their respective subsidiary savings institutions, OTS will be the primary banking agency overseeing the transaction and the filing of the necessary federal regulatory application. Although the regulations under the BHC Act also govern the acquisition of registered bank holding companies, such as Ledger, and their subsidiary financial institutions, a waiver of certain approvals and regulatory filings will be requested from the FRB in this instance, as Anchor does not intend to operate as a registered bank holding company or for Ledger Bank to continue as a separate subsidiary of Anchor following the consummation of the transactions.

     STATE. In addition to the FRB bank holding company regulations, a bank holding company

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that owns or controls, directly or indirectly, more than 25% of the voting securities of a state-chartered savings bank also is subject to regulation as a savings bank holding company by DFI-Savings. DFI-Savings has not yet issued proposed regulations governing savings bank holding companies. DFI-Savings has the authority to issue an order prohibiting those activities of a savings bank holding company of a state-chartered banking subsidiary, such as Ledger, which are fraudulent or illegal, or which endanger the safety of the savings bank or are contrary to applicable state law. DFI-Savings also may direct the operations of the savings bank and its holding company until a corrective order is complied with, and it may prohibit the savings bank from declaring dividends to its holding company during such period.

     Anchor will need to seek the approval of DFI-Savings and the Wisconsin Department of Financial Institutions-Division of Banking ("DFI-Banking") with respect to its merger with Ledger and the merger of Ledger Bank into AnchorBank. Following consummation of the transactions, DFI-Savings and DFI-Banking will not have any authority over Anchor or AnchorBank.

REGULATION OF THE BANKS

     GENERAL

     Primary Regulatory Authorities. The OTS has extensive authority over the operations of all insured savings associations, including AnchorBank. AnchorBank is required to file periodic reports with the OTS. Because Ledger Bank is a Wisconsin-chartered stock savings bank, DFI-Savings regulates and supervises Ledger Bank at the state level. Ledger Bank must file periodic reports with DFI-Savings. Both AnchorBank and Ledger Bank have their deposit accounts insured up to applicable limits by the FDIC.

     Examinations. The OTS and the FDIC periodically conduct examinations of AnchorBank. The FDIC and DFI-Savings periodically conduct examinations of Ledger Bank. During these examinations, the various federal and state examiners may require the Banks to provide for higher general or specific loan loss allowances or to write down the value of certain assets. The OTS conducted its last regular examination of AnchorBank on August 28, 2000. The FDIC conducted its last regular examination of AnchorBank in November 1992, and of Ledger Bank in April 2001. DFI-Savings last examined Ledger Bank in April 2001.

     Enforcement Authority. The OTS, FRB and DFI-Savings also have extensive enforcement authority over savings institutions like AnchorBank and Ledger Bank and their respective holding companies and affiliated parties such as directors, officers, employees, agents and certain other persons providing services to the banks or the companies. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. The regulations may initiate these enforcement actions if the Banks or the Holding Companies violate laws or regulations or engage in unsafe or unsound practices, or if the Banks or the Holding Companies file misleading or untimely reports with the regulators. Except under certain circumstances, the OTS requires public disclosure of final enforcement actions. DFI-Savings has similar enforcement authority over Ledger Bank.

     Conflicts of Interest. The OTS has adopted a conflicts of interest regulation based upon common law principles of "duty of care" and "duty of loyalty." The regulation provides that directors, officers, employees, persons having the power to control the management or policies of savings associations, and other persons who owe fiduciary duties to savings associations, cannot advance their own personal or business interests, or those of others, at the expense of the associations. The OTS also clarified that "persons having the power to control the management or policies of savings associations" include holding companies such as Anchor. The OTS corporate opportunity regulations impose a standard similar to common law standards governing usurpation of corporate opportunity.

     Standards for Safety and Soundness. Federal bank regulators adopted Interagency Guidelines establishing standards for safety and soundness (the "Guidelines"). All insured depository institutions are required to prepare safety and soundness compliance plans and operational and managerial standards relating to internal controls, information systems and audit systems; loan documentation; credit underwriting; interest rate risk exposure; asset growth; and compensation fees and benefits. The compensation standards prohibit employment contracts, compensation or benefit

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arrangements, stock option plans, fee arrangements or other compensatory arrangements that would provide excessive compensation, fees or benefits or could lead to material financial loss. The agencies may request a compliance plan from any institution which fails to meet one or more of the standards. Similar laws and regulations have been enacted at the state level with respect to the operations of Ledger Bank. The Banks are currently in compliance with the Guidelines applicable to each of them and Anchor believes that AnchorBank will be in compliance with these Guidelines following the merger.

COMPLIANCE

     CAPITAL AND NET WORTH REQUIREMENTS. Federally insured savings institutions, such as AnchorBank and Ledger Bank, must maintain certain minimum levels of regulatory capital. For AnchorBank, the OTS has established three different capital standards:

- a 1.5% "tangible capital" requirement;

- a 3% "core capital" requirement; and

- an 8% "risk-based capital" requirement.

     The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") mandated that these capital requirements generally must be as stringent as the comparable capital requirements for national banks. Federal regulatory authorities may impose capital requirements on individual institutions on a case-by-case basis in excess of the established standards. Savings associations, such as AnchorBank, must meet all of the standards in order to comply with the capital requirements.

     TANGIBLE CAPITAL. An institution's "tangible capital" must comprise at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained earnings, and certain noncumulative perpetual preferred stock and related surplus and minority interest in the equity accounts of fully consolidated subsidiaries less equity and debt investments in subsidiaries which are not "includable" subsidiaries as defined in the regulation. In addition, all intangible assets, other than a limited amount of servicing rights, must be deducted from tangible capital.

     CORE CAPITAL. An institution's "core capital" must equal at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus up to 25% of certain other intangibles (subject to certain separate salability and market valuation limitations). In addition, the OTS requires an institution to maintain a minimum ratio of core capital to total risk-weighted assets of 4%. An institution calculates its risk-weighted assets by multiplying all assets (including certain off-balance sheet items) times a risk weight determined by the OTS based on the risks the OTS believes are inherent in the assets.

     RISK-BASED CAPITAL. An institution's "risk-based capital" must equal at least 8% of risk-weighted assets. Risk-based capital equals the sum of core capital plus supplementary capital (which includes, among other items, certain permanent and maturing capital instruments that do not qualify as core capital and general loan and lease loss allowances up to 1.25% of risk-weighted assets) less certain deductions. The amount of supplementary capital that may be used to satisfy the risk-based requirement is limited to the extent of core capital.

     OTS regulations incorporate an interest rate risk ("IRR") component into the "risk-based capital" requirement. Under the regulations, an institution with a greater than normal level of IRR must deduct its IRR component from total capital for purposes of calculating its risk-based capital. As a result, the institution must maintain additional capital in order to comply with the risk-based capital requirement. An institution with a "greater than normal IRR" is an institution that would suffer a loss of net portfolio value exceeding 2% of the estimated market value of its assets in the event of a 200 basis point increase or decrease (with certain minor exceptions) in interest rates. The IRR component is calculated, on a quarterly basis, as one-half of the difference between an institution's measured IRR and 2%, multiplied by the market value of its assets.

     FDIC-insured institutions, such as Ledger Bank, are required to follow certain Capital Adequacy Guidelines that prescribe minimum levels of capital and require that the institutions meet certain risk-based capital requirements. Ledger Bank is required to meet the following

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capital standards to remain adequately capitalized and not be subject to corrective action:

- "Tier 1 Capital" in an amount not less than 3% of total assets;

- "Tier 1 Capital" in an amount not less than 4% of risk-weighted assets; and

- "Total Capital" in an amount not less than 8% of risk-weighted assets.

     FDIC-insured institutions in the strongest financial and managerial condition (with a composite rating of "1" under the Uniform Financial Institutions Rating System established by the Federal Financial Institutions Examination Counsel) are also required to maintain "Tier 1 Capital" equal to at least 3% of total assets (the "Leverage Capital" requirement). "Tier 1 Capital" is defined to include the sum of common shareholders' equity, noncumulative perpetual preferred stock (including any related surplus), and minority interests in consolidated subsidiaries, minus all intangible assets (with certain exceptions), identified losses, and qualifying investments in securities subsidiaries. An institution that fails to meet the minimum leverage limit requirement must file a capital restoration plan with the appropriate FDIC regional director. At June 30, 2001, Ledger Bank's ratio of Tier 1 Capital to total average assets was 7.39%, or 4.39 percentage points in excess of the minimum Leverage Capital requirement. Ledger Bank's Tier 1 capital to risk-weighted assets was 10.62%, or 6.62 percentage points in excess of the FDIC requirement, and its total capital to risk-weighted assets was 11.58% or 3.58 percentage points in excess of the FDIC requirement.

     OTS limits the amount of net deferred tax assets that may be included in regulatory capital. (Net deferred tax assets represent deferred tax assets, less any valuation allowances, in excess of deferred tax liabilities.) Whether or not the limit applies depends upon the institution's sources of taxable income available to realize deferred tax assets. An institution's deferred taxes are not limited if the institution realizes deferred tax assets from taxes paid in prior carryback years and future reversals of existing taxable temporary differences. If an institution realizes deferred tax assets based on an institution's future taxable income (exclusive of reversing temporary differences and carryforwards) or its tax-planning strategies, such deferred tax assets are limited for regulatory capital purposes to the lesser of (1) the amount that can be realized within one year of the quarter-end report date or
(2) 10% of core capital. As of June 30, 2001, the foregoing considerations did not affect the calculation of AnchorBank's or Ledger Bank's regulatory capital.

     Under current OTS policy, savings associations must value securities available for sale at amortized cost for regulatory purposes. This means that in computing regulatory capital, savings associations must add back any unrealized losses and deduct any unrealized gains, net of income taxes, on securities reported as a separate component to stockholders' equity under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."


     Wisconsin-chartered savings banks, such as Ledger Bank, must maintain a net worth ratio of at least 6%. "Net worth ratio" means the association's assets minus liabilities, plus unallocated general loan loss allowances, divided by the institution's assets. If DFI-Savings determines that the nature of an institution's operations creates a greater risk, then it may require the institution to maintain a higher level of net worth to insure stability. If a savings bank fails to comply with the net worth requirement, DFI-Savings may impose operating restrictions, including a prohibition on the declaration of dividends, to restore the institution's net worth to the required level. As of June 30, 2001, Ledger Bank had a net worth ratio of 7.89% which was 1.89% in excess of the required amount.


     As of June 30, 2001, the Banks (and AnchorBank, on a pro forma basis) met all regulatory capital and net worth requirements applicable to them.

     QUALIFIED THRIFT LENDER REQUIREMENT. All savings institutions, including the Banks, must meet a certain lending requirement known as the qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. To comply with the QTL test, a savings institution must maintain at least 65% of its portfolio assets in qualified thrift investments on a monthly average basis in nine out of every 12 months. Qualified thrift investments generally consist of housing-related loans and investments and certain groups of assets, such as consumer loans, to a limited extent, subject to certain restrictions. The term

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"portfolio assets" means the savings institution's total assets minus goodwill and other intangible assets, the value of property used by the savings institution to conduct its business, and liquid assets held by the savings institution in an amount up to 20% of its total assets. As of June 30, 2001, the Banks individually, and AnchorBank on a pro forma basis, were in compliance with the QTL test.

     If a savings institution fails to meet the QTL test, the institution must either convert to a commercial bank charter (other than a savings bank charter) or limit its future investments and activities (including branching and payments of dividends) to those permitted for both savings associations and national banks. Any such savings institution that does not convert to a bank charter will be ineligible to receive further FHLB advances. In addition, beginning three years after the loss of QTL status, the institution must repay all outstanding FHLB advances and dispose of or discontinue any pre-existing investment or activities not permitted for both savings institutions and national banks. Further, within one year of the loss of QTL status, the holding company of a savings institution that does not convert to a commercial bank charter must register as a bank holding company and will be subject to all statutes applicable to bank holding companies.


     LIQUIDITY. In December 2000, legislation was enacted that removed the provision that authorized the Director of the OTS to establish a liquidity requirement of any amount within the range of 4% to 10% of a savings association's average daily balance of net withdrawable deposits plus short-term borrowings depending upon economic conditions and the deposit flows of member institutions. In revising the OTS regulations to conform with the recent legislation, the OTS removed the specific liquidity requirement, but adopted a rule that requires each savings association and service corporation to maintain sufficient liquidity to insure its safe and sound operation. At March 31, 2001, AnchorBank believes that it was in compliance with these liquidity requirements. AnchorBank's liquidity ratio was 3.37% at June 30, 2001.



     Savings banks are required to maintain an average daily balance of liquid assets of not less than 8% of its average daily balance of net withdrawable accounts plus its short-term borrowings. Also required is a "primary liquid assets" ratio of at least 4% of average daily withdrawable accounts and short-term borrowings. Primary liquid assets are defined as primarily short-term liquid assets and U.S. Government Agency Securities. At June 30, 2001, Ledger Bank's daily liquidity ratio was 15.52%.


LIMITATIONS ON ACTIVITIES

     LOANS-TO-ONE-BORROWER LIMITS. The Banks are subject to federal laws that set maximum limits on loans to any one borrower. In general, the Banks may make loans to one borrower up to the greater of $500,000 or 15% of unimpaired capital and unimpaired surplus. The Banks may loan an additional 10% of unimpaired capital and unimpaired surplus for loans fully secured by certain readily marketable collateral.

     There are exceptions to the above limitations. Under certain circumstances, and subject to regulatory approval, the Banks may make loans to one borrower up to the lesser of $30 million or 30% of unimpaired capital and unimpaired surplus for loans to develop domestic residential housing units. In addition, the Banks may provide purchase money financing for the sale of real estate acquired in satisfaction of debts previously contracted for without regard to the loans-to-one-borrower limitation if no new funds are advanced and the Banks are not placed in a more detrimental position than if they had held the real property.

     Wisconsin law contains loans-to-one-borrower limitations that are applicable to Ledger Bank. Under Wisconsin law, the aggregate amount of loans that an association may make to any one borrower may not, as a general rule, exceed 15% of the savings bank's capital. Loans to a borrower may exceed the 15% limit but may not exceed 25% of the savings bank's capital if all loans or extensions of credit that exceed the 15% limit are at least 100% secured by readily marketable collateral having a market value that may be determined by reliable and continuously available price quotations. Other exceptions apply that are similar to the federal limits on loans to one borrower as well as other restrictions set forth under Wisconsin law.

     As of June 30, 2001, neither AnchorBank nor Ledger Bank had loans to one borrower that exceeded the federal limitation or the Wisconsin
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limitation, as the case may be. On a pro forma basis, following the bank merger,
AnchorBank will be in compliance with federal loans-to-one-borrower limitations.

     BROKERED DEPOSITS; INTEREST RATE LIMITATIONS. FDIC regulations govern the acceptance of brokered deposits by insured depository institutions. The capital position of an institution determines whether and with what limitations an institution may accept brokered deposits. A "well capitalized" institution (one that significantly exceeds specified capital ratios) may accept brokered deposits without restriction. "Adequately capitalized" institutions (those that are not "well capitalized" or "undercapitalized") may only accept such deposits with the consent of the FDIC. "Undercapitalized" institutions (those that fail to meet minimum regulatory capital requirements) may not accept brokered deposits. Both Banks meet the definition of a "well capitalized" institution and therefore may accept brokered deposits without restriction. As of June 30, 2001, AnchorBank had $143.4 million in brokered deposits and Ledger Bank had $166.9 million in brokered deposits.

     OTS regulations impose various restrictions or requirements on savings associations with respect to their ability to pay dividends or make other distributions of capital. OTS regulations prohibit an association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory (or total) capital of the association would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual to stock conversion.

     Under OTS regulations effective April 1, 1999, a savings institution must file an application for OTS approval of the capital distribution if either (1) the total capital distributions for the applicable calendar year exceed the sum of the institution's net income for that year to date plus the institution's retained net income for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions, such as AnchorBank, that are a subsidiary of a holding company (as well as certain other institutions) must still file a notice with the OTS at least 30 days before the payment of a dividend or a capital distribution.


     Savings banks, such as Ledger Bank, which meet regulatory capital requirements may declare dividends on capital stock based upon net profits, provided that its paid-in surplus equals its capital stock. If the paid-in surplus of the savings bank does not equal its capital stock, the board of directors may not declare a dividend unless at least 10% of the net profits of the preceding half year in the case of quarterly or semi-annual dividends, or 10% of the net profits of the preceding year in case of annual dividends, has been transferred to paid-in surplus. In addition, prior approval of DFI-Savings is required before dividends exceeding 50% of profits for any calendar year may be declared and before a dividend may be declared out of retained earnings. Under applicable state regulations, a savings bank which has converted from mutual stock form also would be prohibited from paying a dividend on its capital stock if the effect thereof would cause the regulatory capital of the savings bank to be reduced below the amount required for its liquidation account.


     TRANSACTIONS WITH INSIDERS AND AFFILIATES. The Banks are subject to FRB regulations limiting the total amount such institutions may lend to their executive officers, directors, principal shareholders and their related interests. Generally, an affiliated person may borrow an aggregate amount not exceeding 15% of the institution's unimpaired capital and unimpaired surplus on an unsecured basis and an additional 10% on a secured basis. The regulations limit, with certain exceptions, is the aggregate amount a depository institution may lend to affiliated persons as a class to an amount not exceeding the institution's unimpaired capital and unimpaired surplus.

     In addition, FRB regulations provide certain restrictions and limits on loans and other transactions with the institutions affiliated persons to insure that such loans and transactions are (1) on terms which would be available to members of the general public for similar credit extensions, or (2) only under the terms of a benefit or compensation plan which is generally available to employees of the institution and its affiliates and does not

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give preference to or otherwise distinguish between such employees.


     AnchorBank and Ledger Bank are also required to comply with Sections 23A and 23B of the Federal Reserve Act ("Sections 23A and 23B") relative to transactions with affiliates. Generally, Section 23A limits the extent to which the insured institution or its subsidiaries may engage in certain covered transactions with an affiliate to an amount equal to 10% of such institution's capital and surplus and places an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital and surplus. Section 23B requires that all such covered transactions and certain additional transactions be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guaranty and similar other types of transactions. Exemptions from Sections 23A or 23B may be granted only by the FRB. Affiliates of the Banks include Anchor and Ledger, respectively, and any company that is under common control of the Banks. The Holding Companies and Banks have not been significantly affected by such restrictions or transactions with affiliates.


     BUSINESS ACTIVITIES. The business activities of savings associations such as AnchorBank are governed by the Home Owner's Loan Act of 1933, as amended (the "HOLA") and, in certain respects (as is Ledger Bank), the Federal Deposit Insurance Act. HOLA and the Federal Deposit Insurance Act were amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which contain provisions that affect numerous aspects of the operations and regulation of federally insured savings associations. These acts also empower the OTS and the FDIC, among other agencies, to promulgate regulations implementing the provisions of the acts.

     The federal banking statutes as amended by FIRREA and FDICIA:

- restrict the solicitation of brokered deposits by troubled savings associations that are not well-capitalized;

- prohibit the acquisition of any corporate debt security that is not rated in one of the four highest rating categories;

- restrict the aggregate amount of loans secured by non-residential real property to 400% of capital;

- permit savings and loan holding companies to acquire up to 5% of the voting shares of non-subsidiary savings associations or savings and loan holding companies without prior approval;

- permit bank holding companies to acquire healthy savings associations; and

- require the federal banking agencies to establish, by regulation, standards for extension of credit secured by real estate lending.

     Under HOLA, a savings association may make non-conforming loans (loans in excess of the specific limitations of HOLA) that do not exceed 5.0% of its total assets, and construction loans without security for the purpose of financing what is expected to be residential property that do not exceed the greater of total capital or 5.0% of its total assets. To assure repayment of such loans, the association relies substantially on the borrower's general credit standing, personal guarantees and projected future income on the properties. No loans have been made by AnchorBank pursuant to this authority.

     For Ledger Bank, FDIC regulations governing equity investments prohibit certain equity investments and generally limit equity investments to those permissible for federally chartered banks and their subsidiaries. Banks holding impermissible equity investments that do not receive FDIC approval must submit to the FDIC a plan for divesting such investments. Ledger Bank does not hold any impermissible equity investments.

     Under FDIC regulations, Ledger Bank must obtain prior FDIC approval before directly, or indirectly through a majority-owned subsidiary, engaging "as principal" in any activity that is not permissible for a national bank unless certain exceptions apply. The activity regulations provide that state banks which meet applicable minimum capital requirements would be permitted to engage in certain activities that are not permissible for national banks, including guaranteeing obligations of others, activities which the FRB has found to be closely related to banking and certain securities activities conducted through subsidiaries. The FDIC will not approve an activity that it determines presents a significant risk to the FDIC insurance funds. As a SAIF-insured (see "-- Insurance of Accounts, Premiums and Other
Assessments -- FDIC Insurance" on page 71), state-chartered savings bank which was formerly a state-chartered savings association, Ledger Bank continues to be subject to certain restrictions which are imposed by federal law on state-chartered savings associations. The activities of Ledger Bank and its subsidiary are permissible under applicable federal regulations.


     Ledger is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior FRB approval is also required for Ledger to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. The BHC Act also prohibits the acquisition by Ledger of more than 5% of the voting shares of a bank located outside the State of Wisconsin or of substantially all of the assets of such a bank, unless such an acquisition is specifically authorized by the laws of the state in which such bank is located.

     FRB regulations govern a variety of bank holding company matters, including redemption of outstanding equity securities and a bank holding company engaging in non-banking activities. Pursuant to FRB policy, dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with its capital needs, asset quality and overall financial condition. The FRB policy also requires that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity.

     UNIFORM LENDING STANDARDS. Under FDICIA, federal bank regulators must adopt uniform regulations prescribing standards for extensions of credit that are secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate. Under current regulations, savings institutions must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens on or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies that have been adopted by federal bank regulators. Both AnchorBank and Ledger Bank have adopted such policies.

     COMMUNITY REINVESTMENT ACT. Under the Community Reinvestment Act of 1977, as amended ("CRA"), as implemented by OTS and FDIC regulations, a savings institution has an obligation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of AnchorBank and the FDIC, in connection with its examination of Ledger Bank, to assess each institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. An institution is assigned one of four overall ratings: "outstanding," "satisfactory," "needs improvement," or "substantial noncompliance." The CRA also requires all institutions to make their CRA ratings available to the public. The Banks each received a "satisfactory" CRA rating in their last review conducted in 1999.

     In 1995, the federal financial supervisory agencies issued a final revised regulation to implement the CRA. The revised regulation, which became fully effective on July 1, 1997, eliminates the twelve assessment factors under the prior regulation used to assess CRA performance and substitutes a performance-based evaluation system. The revised CRA regulations have not had a material impact on the operations of the Banks.

     Annually, the federal banking regulators must prepare and make available to the public individual CRA Disclosure Statements for each reporting savings association. Each institution must place its CRA Disclosure Statement in its public file within three days of receipt of the statement from the OTS. Each institution must maintain one copy of its public file in each state in which it has its main office or a branch.

BRANCHING

     FEDERAL. OTS rules permit nationwide branching by federally chartered savings associations, such as AnchorBank, to the extent permitted by federal statute, subject to OTS supervisory clearance. This permits associations with interstate networks to diversify their loan portfolios and lines of business. OTS authority preempts any state law purporting to regulate branching by federal savings associations. However, subject to certain exceptions, federal law continues to prohibit branching that would result in formation of a multiple savings and loan holding company controlling savings associations in more than one state, unless the statutory law of the additional state specifically authorizes acquisition of its state-chartered associations by state-chartered associations or their holding companies in the state where the acquiring institution or holding company is located.

     STATE. With the approval of DFI-Savings, a Wisconsin-chartered savings bank may establish and maintain a branch office generally within the normal lending area of the home office (100 miles), anywhere in Wisconsin or in any one of the regional states of Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Missouri, and Ohio. Whenever a savings bank is absorbed through a merger, the acquiring savings association may maintain and operate a branch office at the location of the absorbed savings association if the Director of DFI-Savings finds that the continued operation of a branch office at the location of the absorbed savings association would be in the public interest.

PROMPT CORRECTIVE ACTION REQUIREMENTS

     FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, federal bank regulators must take certain supervisory actions with respect to undercapitalized institutions, which depend upon the institution's degree of capitalization. FDICIA establishes the following five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Generally, subject to narrow exceptions, FDICIA requires federal bank regulators to appoint a receiver or conservator for an institution that is critically undercapitalized and prohibits such institution from making any payment of principal or interest on its subordinated debt. FDICIA authorizes federal bank regulators to specify the ratio of tangible capital to assets at which an institution becomes critically undercapitalized and requires that ratio to be no less than 2% of total assets.

     An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a core risk-based capital ratio of less than 4%, or a leverage ratio (core capital to adjusted total assets) of less than 4% (3% if the institution has a CAMELS rating of "1"). An institution that has a total risk-based capital ratio of less than 6%, a core risk-based capital ratio of less than 3%, or a leverage ratio of less than 3% is "significantly undercapitalized." An institution that has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2% is "critically undercapitalized." In addition, the OTS may downgrade an institution to a lower degree of capitalization if the OTS has any safety or soundness concerns (i.e. if the institution has received a less-than-satisfactory examination rating for asset quality, management, earnings or liquidity under the OTS's "CAMELS" rating system for savings associations).

     Subject to limited exceptions, savings associations may not declare dividends, make any other capital distribution or pay management fees to controlling persons if afterwards the institution would be undercapitalized. Undercapitalized institutions are also subject to certain mandatory supervisory actions, including increased monitoring, required capital restoration planning and restricted growth, and acquisition and branching restrictions. Significantly and critically undercapitalized institutions face even more severe restrictions.

     As of June 30, 2001, the Banks individually, and AnchorBank, on a pro forma basis, were "well capitalized" as defined under the OTS regulations.

INSURANCE OF ACCOUNTS, PREMIUMS AND OTHER ASSESSMENTS

     FDIC INSURANCE. The FDIC administers two insurance funds, the Savings Association Insurance Fund ("SAIF") and the Bank Insurance Fund ("BIF"). The Banks are members of the SAIF insurance fund of the FDIC which insures the Banks' savings deposits up to $100,000 per insured member (as defined by law and regulation). Such insurance is backed by the full faith and credit of the United States government. As an insurer, the FDIC charges deposit insurance premiums to the Banks and conducts examinations of the Banks. The Banks periodically must file reports with the FDIC. The FDIC may prohibit any FDIC-insured institution from engaging in any activity that the FDIC determines, by regulation or order, to pose a serious risk to the FDIC. The FDIC also may initiate enforcement actions against savings associations, after giving an institution's primary federal regulator an opportunity to take such action. The FDIC may terminate an institution's deposit insurance if the FDIC determines that the institution has engaged, or is engaging in, unsafe or unsound practices, or is in an unsafe or unsound condition.

     FDIC PREMIUM ASSESSMENTS. The Banks pay assessments to the FDIC for their SAIF deposit insurance based on a percent of their insured deposits. Under the Federal Deposit Insurance Act, the FDIC must set semi-annual assessments for SAIF-insured institutions in order to maintain a reserve ratio of the SAIF at 1.25% of estimated deposits. The FDIC may set a higher percentage for a particular year if it determines that circumstances pose a significant risk of substantial future losses to the SAIF.

     The FDIC has developed a risk-based deposit insurance system. Under this system, the FDIC classifies all insured depository institutions into assessment risk classifications based upon the institution's level of capital and supervisory evaluation. The FDIC assigns all institutions to one of three capital categories: (1) well capitalized, (2) adequately capitalized, or (3) undercapitalized. Within each capital category, the FDIC assigns an institution to one of three supervisory evaluation subgroups based on a supervisory evaluation by the institution's primary supervisory authority and other information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund. An institution's assessment rate depends upon its assessment risk classification.

     Under the FDIC's assessment schedule for SAIF deposit insurance, the assessment rate for well-capitalized institutions with the highest supervisory ratings has been reduced to zero effective in 1997. The assessment rate for institutions in the lowest risk assessment classification is 0.27%. From 1997 through 1999, SAIF members paid 6.4 basis points to fund the Financing Corporation ("FICO"), while BIF member institutions paid approximately 1.3 basis points. Thereafter, BIF and SAIF members are assessed at the same rate by FICO. The FICO assessment rate for the first quarter for 2001 was 1.96 basis points for AnchorBank and 1.96 basis points for Ledger Bank.


     OTS ASSESSMENTS. The OTS assesses all savings associations in order to fund the operations of the OTS. As of January 1, 1999, OTS revised the method by which it assesses fees on all savings associations to fund the operations of OTS. According to the OTS, the new assessment structure more equitably imposes assessments on savings associations. The general assessment formula, paid on a semi-annual basis, is based on three components: the size of the savings association; its condition; and the complexity of its operations. The OTS has established a chart based on asset size, as reported on thrift financial reports, to calculate the size component. For the complexity component, the OTS charges a higher assessment to savings associations that engage in complex activities, such as those involving certain off-balance sheet assets and that have more than $1 billion of recourse obligations or direct credit substitutes. For the condition component, savings associations that are "troubled" (i.e. have a supervisory rating of "4" or "5," or are subject to a conservatorship) must pay an additional 50% premium over the asset-based assessment. Savings associations with a rating of "3" will pay a 25% premium.

     AnchorBank's general assessment to the OTS for the six-month period ending June 30, 2001 was $240,000. Ledger Bank is required to file periodic reports with and is subject to periodic examination by DFI-Savings. Wisconsin-chartered savings banks are required to pay examinations fees and annual assessments to fund the supervisory operations of DFI-Savings. Based on the assessment rates published by DFI-Savings and Ledger Bank's total assets of approximately $507.4 million at June 30, 2001, Ledger Bank paid $14,870 in assessments in the fiscal year ended June 30, 2001.

     FEDERAL HOME LOAN BANK SYSTEM. The Banks are members of the Federal Home Loan Bank ("FHLB") of Chicago, which is one of twelve regional FHLBs that administer the home financing credit function of savings institutions. Each FHLB serves as a reserve or central bank for its members within its assigned region. The FHLBs are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. Each FHLB makes loans (or advances) to members in accordance with policies and procedures established by the board of directors of the FHLB. The Federal Housing Finance Board regulates and oversees these policies and procedures. All advances from the FHLB must be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances may be made only for the purpose of providing funds for residential home financing.

     As members, the Banks are required to own shares of capital stock in the FHLB-Chicago. As of March 31, 2001, AnchorBank owned $38.0 million FHLB stock and Ledger Bank owned $8.4 million FHLB stock as of June 30, 2001, which complied with this requirement. The Banks have received substantial dividends on their FHLB stock. For fiscal 2001, AnchorBank's dividend was $2.7 million and Ledger Bank's dividend was $0.6 million.

     Under federal law, the FHLBs must provide funds for resolving troubled savings associations and contribute to low- and moderate-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. As a result of these contributions, the FHLBs have paid fewer dividends to their members and could continue to do so in the future. In addition, the FHLBs may impose a higher rate of interest on advances to their members. These contributions could adversely affect the value of FHLB stock in the future which may reduce the Banks' shareholders' equity.


     FEDERAL RESERVE SYSTEM. The FRB, under its Regulation D, requires all depository institutions to maintain non-interest-bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts) and non-personal-time deposits. As of June 30, 2001, the Banks individually, and AnchorBank, on a pro forma basis, were in compliance with these requirements. These reserves may be used to satisfy the liquidity requirements imposed by the OTS. See the "-- Compliance -- Liquidity" section on page 66. Because required reserves must be maintained in the form of cash or a non-interest-bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce the amount of the Banks' interest-earning assets.


     FHLB member institutions may borrow from the Federal Reserve Bank "discount window." FRB regulations, however, require savings associations to exhaust all FHLB sources before borrowing from the Federal Reserve Bank.

RECENT LEGISLATIVE DEVELOPMENTS

     On November 12, 1999, the Financial Services Modernization Act ("Act"), which could have a far-reaching impact on the financial services industry, was signed into law. The intent of the law is to increase competition in the financial services area and includes repealing sections of the 1933 Glass-Steagal Act. The Act authorizes affiliations between banking, securities and insurance firms and authorizes bank holding companies and national banks to engage in a variety of new financial activities. Under the Act, a bank holding company that qualifies as and elects to become a financial holding company may engage in any activity stipulated by the Act under the regulation of the Federal Reserve. The Act restricts the chartering and transferring of unitary thrift holding companies, although it does not restrict the operations of unitary holding companies in existence prior to May 4, 1999 that continue to meet the QTL test and control only a single savings institution. Anchor and AnchorBank presently meet these requirements. The Act also imposes a number of consumer protections that generally greatly limit disclosure of customer information to non-affiliated third parties. Disclosure of ATM usage charges is also required by the Act. Many of the Act's provisions require the issuance of regulations to implement the statutory provisions. As such, it is too early to assess the eventual impact of the Act on either the financial services industry in general or the specific operations of the Holding Companies and the Banks currently or on Anchor or AnchorBank following the merger.

                        MATTER 2. ELECTION OF DIRECTORS

     Pursuant to Ledger's articles of incorporation, directors of Ledger are divided into three classes with staggered terms of three years each. At the meeting, Ledger shareholders will elect three directors to hold office until the merger is consummated or, if the merger is not consummated, for a term of three years expiring at the 2004 Annual Meeting. Directors of the remaining two classes will continue to hold office until the merger is consummated or, if the merger is not consummated, until the expiration of their respective terms and until their successors are elected and qualified. There are no family relationships among the directors and/or executive officers of Ledger. No person being nominated as a director is being proposed for election pursuant to any agreement or understanding between any person and Ledger.


     Unless otherwise directed, each proxy executed and returned by a shareholder will be voted "FOR" the election of the nominees for director listed below. If the persons named as nominees should be unable or unwilling to stand for election at the time of the meeting, the proxies will nominate and vote for any replacement nominee or nominees recommended by Ledger's board of directors. At this time, Ledger's board knows of no reason why the nominees listed below may not be able to serve as directors if elected.


     The following tables present information concerning the nominees for director and continuing directors. The proposed nominees currently serve as directors of Ledger Bank. Peter A. Gilbert and Reginald M. Hislop, III have served as directors of Ledger since August 1995. Charles E. Rickheim has served as a director of Ledger since Ledger's formation in June 1993. Martin Hedrich, Jr. has served as a director of Ledger since September 1998. Donald A. Zellmer has served as a director of Ledger since October 1996. James D. Smessaert has served as a director of Ledger since Ledger's formation in June 1993.

                                                                                         DIRECTOR OF
                                      POSITION WITH LEDGER AND PRINCIPAL OCCUPATION      LEDGER BANK
NAME                         AGE               DURING THE PAST FIVE YEARS                   SINCE
----                         ---      ---------------------------------------------      -----------
              NOMINEES FOR DIRECTOR FOR TERM EXPIRING UPON CONSUMMATION OF THE MERGER
                          OR, IF THE MERGER IS NOT CONSUMMATED, UNTIL 2004

Peter A. Gilbert.........    53     Director of Ledger and Ledger Bank; Executive           1995
                                    Vice President, Chief Operating Officer and
                                    Corporate Secretary of Ledger Bank and Executive
                                    Vice President and Corporate Secretary of Ledger.
                                    Prior to joining Ledger Bank in December 1995,
                                    Mr. Gilbert was President and CEO of Valley Real
                                    Estate Services Corp., a mortgage banking
                                    subsidiary of Valley Bancorporation located in
                                    Sheboygan, Wisconsin, from 1992 to 1994.
Reginald M. Hislop,          41     Director of Ledger and Ledger Bank; President and       1995
  III....................           Chief Executive Officer of The Village at Manor
                                    Park, Inc., a diversified organization that
                                    provides long-term care and specialized health
                                    care services to senior adults, located in West
                                    Allis, Wisconsin.
Charles E. Rickheim......    60     Director of Ledger and Ledger Bank; Owner and           1980
                                    manager of residential real estate located in the
                                    State of Wisconsin.

                INFORMATION WITH RESPECT TO CONTINUING DIRECTORS

                                                                                         DIRECTOR OF
                                      POSITION WITH LEDGER AND PRINCIPAL OCCUPATION      LEDGER BANK
NAME                         AGE               DURING THE PAST FIVE YEARS                   SINCE
----                         ---      ---------------------------------------------      -----------
                                DIRECTORS WHOSE TERMS EXPIRE IN 2002

Martin Hedrich, Jr.......    59     Director of Ledger and the Bank; President and          1998
                                    owner of Monopanel Technologies, Inc., a
                                    manufacturer of switches used in appliance,
                                    instrument, computer and medical markets, located
                                    in West Allis, Wisconsin.
Donald A. Zellmer........    68     Director of Ledger and the Bank; Chairman and           1996
                                    Chief Executive Officer of Fortress Bancshares,
                                    Inc., a multi-bank holding company located in
                                    Westby, Wisconsin; President and owner of
                                    Ridgeview Farms, Inc.; Retired Partner of Ernst &
                                    Young LLP, Milwaukee Office.

                                DIRECTOR WHOSE TERM EXPIRES IN 2003

James D. Smessaert.......    63     President, Chief Executive Officer and Chairman         1984
                                    of the Board for Ledger and Ledger Bank.

     THE AFFIRMATIVE VOTE OF A PLURALITY OF THE VOTES CAST IS REQUIRED FOR THE ELECTION OF DIRECTORS. UNLESS MARKED TO THE CONTRARY, THE SHARES OF LEDGER STOCK REPRESENTED BY THE SUBMITTED PROXIES WILL BE VOTED "FOR" THE ELECTION OF THE ABOVE-DESCRIBED NOMINEES. LEDGER'S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" ELECTION OF THE NOMINEES FOR DIRECTOR.

               MATTER 3. RATIFICATION OF APPOINTMENT OF AUDITORS


     Ledger's independent auditors for the fiscal year ended June 30, 2001 was KPMG LLP. Ledger's board of directors has reappointed KPMG LLP to perform the audit of Ledger's financial statements for the fiscal year ending June 30, 2002 if the merger is not consummated, or for any such shorter period as may be called for and deemed necessary by Ledger. Ledger's board has directed that the selection of auditors on such terms be submitted for ratification by Ledger shareholders at the meeting. Representatives of KPMG LLP will be present at the meeting and will be given the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from Ledger's shareholders.



KPMG LLP FEES BILLED TO LEDGER IN FISCAL 2001



     The following is a summary of the fees billed to Ledger by KPMG LLP for certain audit and non-audit services during fiscal 2001.



     AUDIT FEES. The aggregate fees billed by KPMG LLP for professional services rendered for the audit of Ledger's annual financial statements for fiscal 2001 and for the reviews of the financial statements included in Ledger's Quarterly Reports on Form 10-Q for that fiscal year were $39,000.



     FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES. The aggregate fees billed by KPMG LLP for professional services rendered for the information technology services relating to financial information systems design and implementation for fiscal 2001 were $0.



     ALL OTHER FEES. The aggregate fees billed by KPMG LLP for services rendered to Ledger, other than the services described above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees," for fiscal 2001 were $48,000.



     Ledger has been advised by KPMG LLP that neither that firm nor any of its associates has any relationship with Ledger or its subsidiaries other than the usual relationship that exists between independent certified public accountants and clients.


     UNLESS MARKED TO THE CONTRARY, THE SHARES OF LEDGER STOCK REPRESENTED BY THE SUBMITTED PROXIES WILL BE VOTED "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS LEDGER'S INDEPENDENT AUDITORS. LEDGER'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS LEDGER'S INDEPENDENT AUDITORS.

             MEETINGS OF THE BOARD OF DIRECTORS AND ITS COMMITTEES


     Regular meetings of Ledger's board of directors generally are held on a quarterly basis. During the fiscal year ended June 30, 2001, Ledger's board held four regular meetings. No incumbent director attended fewer than 75% of the aggregate total number of meetings of Ledger's board held and the total number of committee meetings on which such director served during the fiscal year ended June 30, 2001.



     Ledger's board of directors has a standing Audit Committee and Compensation Committee. The Audit Committee consists of Messrs. Zellmer (Chairman), Rickheim and Hislop. The Audit Committee reviews the scope and timing of the audit of Ledger's financial statements by Ledger's independent auditors and will review with the independent auditors Ledger's management policies and procedures with respect to auditing and accounting controls. The Audit Committee also will review and evaluate the independence of Ledger's auditors, and recommend to Ledger's board the engagement, continuation or discharge of Ledger's independent auditors. In addition, the Audit Committee will direct the activities of Ledger Bank's internal audit. Ledger's Audit Committee met three times during the fiscal year ended June 30, 2001.



     Ledger Bank's board of directors has established a Compensation Committee consisting of three directors, Messrs. Rickheim (Chairman), Hislop and Hedrich, who are neither officers nor employees of Ledger or Ledger Bank ("Outside Directors"). During the fiscal year ended June 30, 2001, Ledger did not pay separate compensation to its executive officers. The Compensation Committee of Ledger Bank met three times during the fiscal year ended June 30, 2001 to review and approve the compensation decisions made by the Compensation Committee of Ledger Bank and to issue the Joint Compensation Committee Report which appears in this proxy statement/prospectus. For a further discussion of the compensation policies of Ledger Bank, see "COMPENSATION COMMITTEE REPORT" on page 85.



     Ledger's entire board of directors, acting as a Nominating Committee, met on July 24, 2001 to consider and select the nominees for director to stand for election at the Meeting. Ledger's bylaws allow for shareholder nominations of directors and require such nominations be made pursuant to timely notice in writing to the Secretary of Ledger. See "SHAREHOLDER PROPOSALS FOR THE 2002 ANNUAL MEETING" on page 90.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS


     The following table sets forth the beneficial ownership of shares of Ledger stock as of September 11, 2001 (except as noted otherwise below) by (1) each shareholder known to Ledger to beneficially own more than 5% of the shares of Ledger stock outstanding, as disclosed in certain reports regarding such ownership filed with Ledger and with the Securities and Exchange Commission (the "SEC") in accordance with Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (2) each director of Ledger, (3) each director nominee of Ledger, (4) the executive officers of Ledger appearing in the Summary Compensation Table below, and (5) all directors and executive officers as a group. Members of the board of directors of Ledger also serve as directors of Ledger Bank.



                                                                  NUMBER OF SHARES
                            NAME                                BENEFICIALLY OWNED(1)    PERCENT OF CLASS
                            ----                                ---------------------    ----------------
Anchor BanCorp Wisconsin Inc.(2)............................           574,091                 23.6%
Financial Institution Partners, L.P./Hovde Capital,
  Inc.(3)...................................................           240,300                  9.9
West Allis Savings Bank Employee Stock Ownership Trust(4)...            59,890                  2.5
James D. Smessaert(5),(6),(7)...............................           245,204                  9.6
Peter A. Gilbert(5),(6),(7).................................           107,062                  4.3
Martin Hedrich, Jr.(5)......................................             3,800                    *
Reginald M. Hislop, III(5)..................................             5,600                    *
Charles E. Rickheim(5),(6)..................................            66,415                  2.7
Donald A. Zellmer(5)........................................             9,800                    *
Arthur E. Thompson(5),(6),(7)...............................            59,365                  2.4
Elizabeth S. Borst(5),(7)...................................            17,693                    *
All directors and executive officers as a group (8
  persons)(5),(6),(7).......................................           514,939                 19.1%


---------------
* Amount represents less than 1.0% of the total shares of Ledger stock outstanding.

(1) Unless otherwise indicated, includes shares of Ledger stock held directly by the individuals as well as by members of such individuals' immediate family who share the same household, shares held in trust and other indirect forms of ownership over which shares the individuals exercise sole or shared voting power and/or investment power. Fractional shares of Ledger stock held by certain executive officers under the West Allis Savings Bank Employee Stock Ownership Plan (the "ESOP") have been rounded to the nearest whole share.


(2) Based upon a Schedule 13D, dated June 25, 2001, filed with the SEC pursuant to the Exchange Act by Anchor, reporting the beneficial ownership of Ledger stock where it has sole voting and dispositive power. The principal business office of Anchor is located at 25 West Main Street, Madison, WI 53707. The 574,091 shares reflected as "beneficially owned" by Anchor in Anchor's
    Schedule 13D include 484,991 shares subject to the stock option granted to Anchor by Ledger pursuant to the merger agreement (see "THE STOCK OPTION AGREEMENT" on page 42), and 89,100 shares previously owned by Anchor. Anchor has informed Ledger that it disclaims beneficial ownership of the 484,991 shares subject to the stock option, because none of the events that would trigger Anchor's right to exercise the stock option have occurred.


(3) Based upon Amendment No. 2, dated June 21, 2001, to a Schedule 13D, dated November 7, 1996, filed with the SEC pursuant to the Exchange Act by Hovde Capital, Inc., Financial Institution Partners, L. P., Hovde Capital, Ltd., Financial Institution Partners III, L.P., Eric D. Hovde and Steven D. Hovde, reporting the beneficial ownership of Ledger stock where they have shared voting and dispositive power. Financial Institution Partners, L.P. and its general partner, Hovde Capital, Inc., reported that they have neither sole nor shared voting or dispositive power over any shares of Ledger stock. Financial Institution Partners III, L.P. and its general partner, Hovde Capital, Ltd., as well as Hovde Capital, Ltd.'s officers and managing members, Eric D. Hovde and Steven D. Hovde (both of whom are also officers and directors of Hovde Capital, Inc.), reported that they each have shared voting and dispositive power over 240,300 shares of Ledger stock. The principal business office of Hovde Capital, Inc., Financial Institution Partners, L.P., Hovde Capital, Ltd., and Financial Institution Partners III, L.P. is located at
     1824 Jefferson Place, N.W., Washington, DC 20036. The principal business office of Eric D. Hovde is located at 1824 Jefferson Place, N.W., Washington, DC 20036. The principal business office of Steven D. Hovde is located at 1629 Colonial Parkway, Inverness, IL 60067.

(4) U.S. Bancorp (the "Trustee") is the trustee for the ESOP. The Trustee's address is 601 2nd Avenue South, Minneapolis, MN 55402-4302.


(5) Includes shares of Ledger stock that the named individuals and certain executive officers have the right to acquire within 60 days of the voting record date pursuant to the exercise of stock options ("Vested Options"):
    Mr. Smessaert -- 127,886 shares; Mr. Gilbert -- 42,800 shares; Mr.
    Hedrich -- 1,800 shares; Mr. Hislop -- 5,000 shares; Mr. Rickheim -- 27,870 shares; Mr. Zellmer -- 3,800 shares; Mr. Thompson -- 38,024 shares; and Ms. Borst -- 3,800 shares.



    Does not include shares of Ledger stock that the named individuals and certain executive officers will have the right to acquire within 60 days of the voting record date if, and only if, the merger is consummated within 60 days of the record date (due to immediate vesting of all previously unvested options upon a change in control of Ledger) pursuant to the exercise of stock options ("Unvested Options"): Mr. Smessaert -- 25,800 shares; Mr. Gilbert -- 17,700 shares; Mr. Hedrich -- 3,900 shares; Mr. Hislop -- 4,700 shares; Mr. Rickheim -- 1,500 shares; Mr. Zellmer -- 3,900 shares; Mr. Thompson -- 3,600 shares; and Ms. Borst -- 3,600 shares. In the event that the merger is consummated within 60 days of the voting record date and the Unvested Options vest, the beneficial ownership of the named individuals and certain executive officers would be as follows (with footnotes in the table below having the same meaning as the footnotes in the table on page 77, except that the Number of Shares Beneficially Owned in the table below includes both Vested Options and Unvested Options):



                                                                   NUMBER OF SHARES
                               NAME                              BENEFICIALLY OWNED(1)   PERCENT OF CLASS
                               ----                              ---------------------   ----------------
    James D. Smessaert(5),(6),(7)..............................         271,004                10.5%
    Peter A. Gilbert(5),(6),(7)................................         124,762                 5.0
    Martin Hedrich, Jr.(5).....................................           7,700                   *
    Reginald M. Hislop, Jr.(5).................................          10,300                   *
    Charles E. Rickheim(5),(6).................................          67,915                 2.8
    Donald A. Zellmer(5).......................................          13,700                   *
    Arthur E. Thompson(6),(7)..................................          62,965                 2.5
    Elizabeth S. Borst(5),(7)..................................          21,293                   *
    All directors and executive officers as a group (8
      persons)(5),(6),(7)......................................         579,639                21.0%


(6) Includes shares of Ledger stock awarded to certain executive officers and directors under the West Allis Savings Bank Management Recognition and Retention Plan (the "MRP"). Recipients of awards under the MRP may direct voting prior to vesting.


(7) Includes shares of Ledger stock allocated under the ESOP, for which such individuals possess shared voting power, of which, approximately 48,567 shares have been allocated to the accounts of the named executive officers in the Summary Compensation Table as follows: Mr. Smessaert -- 17,359 shares; Mr. Gilbert -- 10,758 shares; Mr. Thompson -- 12,207 shares; and Ms. Borst -- 8,243 shares.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

EXECUTIVE COMPENSATION

     During the fiscal year ended June 30, 2001, Ledger did not pay separate compensation to its executive officers. Separate compensation will not be paid to officers of Ledger until such time as the officers of Ledger devote significant time to separate management of Ledger's affairs, which is not expected to occur unless Ledger becomes actively involved in additional business beyond Ledger Bank.


     The following table summarizes the total compensation paid by Ledger Bank to its Chief Executive Officer and the next highest paid executive officer of Ledger Bank whose compensation (salary and bonus) exceeded $100,000 during Ledger's fiscal years ended June 30, 2001, 2000 and 1999:


                                                        ANNUAL              LONG-TERM
                                                   COMPENSATION(1)         COMPENSATION
                                                 --------------------    ----------------
                                                                         NUMBER OF SHARES
                                                                            SUBJECT TO          ALL OTHER
     NAME AND PRINCIPAL POSITION         YEAR     SALARY     BONUS(2)       OPTIONS(3)       COMPENSATION(4)
     ---------------------------         ----    --------    --------    ----------------    ---------------
James D. Smessaert...................    2001    $177,137    $    --          15,000             $26,564
  President & Chief Executive Officer    2000     171,147     62,754              --              15,818
  and Director of Ledger and Ledger      1999     164,564     66,774           6,000              24,378
  Bank
Peter A. Gilbert.....................    2001    $141,347    $    --          10,500             $26,564
  Executive Vice President and           2000     136,567     43,815              --              15,818
  Corporate Secretary of Ledger,         1999     131,263     46,622           4,000              24,378
  Executive Vice President/Chief
  Operating Officer and Corporate
  Secretary of Ledger and Ledger Bank
Arthur E. Thompson...................    2001    $ 91,831    $11,500           2,000             $14,137
  Vice President & Treasurer of          2000      88,583     20,300              --              10,733
  Ledger, Senior Vice President of       1999      85,176     21,600           2,000              21,727
  Finance of Ledger Bank
Elizabeth S. Borst...................    2001    $ 88,171    $11,000           2,000             $13,569
  Senior Vice President of Sales and     2000      85,053     19,941              --              10,191
  Marketing of Ledger Bank               1999      75,348     19,109           2,000              15,322


---------------
(1) Perquisites provided to Messrs. Smessaert, Gilbert, Thompson and Ms. Borst by Ledger did not exceed the lesser of $50,000 or 10% of total annual salary and bonus during the fiscal years indicated and accordingly, are not included.

(2) Bonuses paid to Messrs. Smessaert, Gilbert, Thompson and Ms. Borst in fiscal 2000 and 1999 were based upon the terms set forth under the West Allis Savings Bank Annual Incentive Plan (the "Incentive Plan"). See "-- Annual Incentive Plan" on page 81. Bonuses paid for fiscal 2000 performance, which were previously not reported, were paid in fiscal 2001 due to a restatement of earnings for fiscal 2000. Bonuses paid for fiscal 2000 performance were accrued and expensed in fiscal 2000.

(3) Amounts shown in this column represent the total number of shares of Ledger stock subject to options granted (both vested and unvested) under the Hallmark Capital Corp. 1993 Incentive Stock Option Plan, as amended (the "Incentive Stock Option Plan"). The options awarded in fiscal 1999 are subject to a vesting schedule over a five-year period from the date of grant. The options awarded in fiscal 2001 to Messrs. Smessaert and Gilbert are subject to performance-based vesting (as noted herein) and the options awarded to Mr. Thompson and Ms. Borst in fiscal 2001 are subject to a vesting schedule over a five-year period from the date of grant.

(4) Amounts shown in this column represent the Bank's contributions on behalf of Messrs. Smessaert and Gilbert, Thompson and Ms. Borst under the ESOP for the fiscal years ended June 30, 2001, 2000 and 1999.

EMPLOYMENT AGREEMENTS

     In connection with the conversion of Ledger Bank from a state-chartered mutual savings bank to a state-chartered stock savings bank (the "Conversion"), Ledger Bank entered into three-year employment agreements with Mr. Smessaert, President and Chief Executive Officer of Ledger Bank, and Mr. Thompson, Senior Vice President of Finance of Ledger Bank. On December 31, 1994, Ledger Bank entered into a three-year employment agreement with Mr. Gilbert, Executive Vice President and Chief Operating Officer and Corporate Secretary of Ledger Bank. On July 24, 1997, Ledger Bank entered into a three-year employment agreement with Ms. Borst, Senior Vice President of Sales and Marketing of Ledger Bank. The terms of each of their employment agreements may be renewed upon expiration for three years by action of Ledger Bank's board of directors, subject to the board of directors' annual performance evaluation. The employment agreements are intended to insure that the Bank maintains stable and competent management.

     Under the employment agreements, the current base salaries for Messrs. Smessaert, Gilbert, Thompson and Ms. Borst are $177,137, $141,347, $91,831 and $88,171, respectively. The base salaries may be increased by Ledger Bank's board of directors, but may not be reduced except as part of a general pro rata reduction in compensation for all executive officers. In addition to base salary, the employment agreements provide for payments from other Ledger Bank incentive compensation plans, and provide for other benefits, including participation in any group health, life, disability, or similar insurance program and in any pension, profit-sharing, employee stock ownership plan, deferred compensation, 401(k) or other retirement plans maintained by Ledger Bank. The employment agreements also provide for participation in any stock-based incentive programs made available to executive officers of Ledger Bank. The employment agreements may be terminated by Ledger Bank upon death, disability, retirement, or for cause at any time, or in certain events specified by the regulations of the Wisconsin Department of Financial Institutions-Division of Savings and Loan. If Ledger Bank terminates the employment agreements for any reasons other than due to death, disability, retirement or for cause, the executive officers are entitled to a severance payment equal to one year's base salary (based on the highest base salary within the three years preceding the date of termination) together with other compensation and benefits in which they were vested at the termination date.


     The employment agreements provide for severance payments if the executive officers employment terminates following a change in control. Under the employment agreements and as used in this subsection, a "Change in Control" is generally defined to include any change in control required to be reported under the federal securities laws as well as (1) the acquisition by any person of 25% or more of Ledger's outstanding voting securities, or (2) a change in a majority of the directors of Ledger during any two-year period without approval of at least two-thirds of the persons who were directors at the beginning of such period. Within the greater of twelve months or the remaining employment term at the effective date of any Change in Control, the executive officers have the option of receiving as severance: (1) the amount payable if Ledger Bank terminated employment for reasons other than death, disability, retirement or for cause; or (2) an amount equal to the salary payments for the then-remaining employment term (which at the executive's election may be payable in one lump sum). In either case, the executive officers are entitled to all qualified retirement and other benefits in which they were vested. If the severance benefits payable following a Change in Control would constitute "parachute payments" within the meaning of Section 280G(b)(2) of the Internal Revenue Code, and the present value of such "parachute payments" equals or exceeds three times their average annualized includable income for the five calendar years preceding the year in which a Change in Control occurred, the severance benefits will be reduced to an amount equal to the present value of 2.99 times the average annual compensation paid to the executive officers during the five years immediately preceding such Change in Control.


     In fiscal 2000, Ledger and Ledger Bank entered into employment agreements with Messrs. Smessaert, Gilbert, Thompson and Ms. Borst that are intended to supplement certain provisions contained in their employment agreements with Ledger Bank. Neither of the employment agreements are intended to provide duplicate payments or benefits that are provided under the agreements previously executed. The employment agreements with Ledger Bank provide that Ledger may reimburse Ledger Bank for any compensation paid to each of Messrs. Smessaert, Gilbert, Thompson and Ms. Borst pursuant to such agreements as jointly determined by the boards of directors of Ledger and Ledger Bank to reflect appropriately the allocation of the executive's time between Ledger and Ledger Bank affairs. The employment agreements with Ledger provide that Ledger shall pay the executive the entire amount of any unpaid severance that is not paid to the executive as a result of the Change in Control restrictions under their employment agreements with Ledger Bank. In addition, as noted above, under applicable law, a 20% excise tax would be triggered by change-in-control related payments that equal or exceed three times the executives' annual compensation over the five years preceding the Change in Control. The employment agreements with Ledger provide that to the extent payments related to a Change in Control are subject to the excise tax, Ledger will provide the executives with an additional amount sufficient to enable the executives to retain the full value of the change in control benefits as if the excise tax had not applied.

EXECUTIVE EMPLOYEE SUPPLEMENTAL COMPENSATION AGREEMENT


     In December 1998, Ledger Bank entered into a Supplemental Compensation Agreement (the "SERP") with Mr. Smessaert and Mr. Gilbert. The SERP supercedes the Executive Salary Continuation Agreement of August 1992 between Ledger Bank and Mr. Smessaert. Pursuant to the SERP, Ledger Bank agreed to pay Mr. Smessaert and Mr. Gilbert an annual benefit of $115,000 and $100,000, respectively, upon their retirement at age 65 or upon their attainment of age 65 following an involuntary termination or a termination subsequent to a Change in Control. "Change in Control" as used in this subsection means any change in control required to be reported under the federal securities laws, as well as the acquisition by any person of 25% or more of Ledger's or Ledger Bank's outstanding voting securities. In an effort to provide "golden handcuffs," the SERP provides that in the event of a voluntary termination of employment prior to age 65, the benefit commencement date will extend significantly beyond 65. The SERP provides benefits to Mr. Smessaert and Mr. Gilbert for life once the payments commence. In the event of death while employed at Ledger Bank, Ledger Bank will pay their designated beneficiaries approximately $2.3 million and $2.0 million, respectively, payable in equal monthly installments over a 20-year period. In the event of death within 20 years after retirement, Ledger Bank will pay their designated beneficiaries the remaining monthly payments.


     The SERP agreements contain restrictive covenants which provide that Mr. Smessaert or Mr. Gilbert would forfeit any further benefits under the SERP if they commence employment with another competitive financial institution for a period of 18 months following any voluntary termination of employment (excluding termination caused by a Change in Control). Ledger Bank has purchased two single-premium annuity policies on the life of Mr. Smessaert designating Ledger Bank as beneficiary to fund Ledger Bank's anticipated obligations under the SERP. In addition, in September 1998, Ledger Bank purchased split-dollar life insurance policies on the lives of Mr. Smessaert and Mr. Gilbert to provide their beneficiaries a death benefit of $1.0 million each and to additionally fund Ledger Bank's anticipated obligations under the SERP.

ANNUAL INCENTIVE PLAN

     In August 1995, Ledger Bank's board of directors adopted the West Allis Savings Bank Annual Incentive Plan (the "Incentive Plan") which was effective for the fiscal year ending June 30, 2001. The Incentive Plan is designed to provide annual incentive opportunity targets that are consistent with Ledger Bank's executive compensation philosophy and current competitive median market compensation practices. Under the Incentive Plan, the Chief Executive Officer, Executive Vice President/Chief Operating Officer and Senior Vice Presidents of Ledger Bank earn incentive compensation if Ledger achieves targets set by the Compensation Committee on an annual basis for net income of Ledger. The amount of incentive compensation earned will be a percentage of each officer's base salary and will be dependent upon whether Ledger achieves threshold, target and maximum levels of net income. The threshold, target and maximum net income levels and the corresponding percentages of base salary applicable to computation of incentive compensation will be established at the beginning of each fiscal year by the Compensation

Committee of Ledger Bank. If the financial performance of Ledger is such that the threshold net income level is not achieved, no incentive compensation will be earned. For fiscal year 2001, if the threshold level set for net income was achieved, the Incentive Plan provides for incentive payments as follows: (1) 20.0% of the Chief Executive Officer's base salary; (2) 17.5% of the Executive Vice President/Chief Operating Officer's base salary; and (3) 12.5% of the Senior Vice Presidents' base salaries. If the target level set for net income is achieved, the Incentive Plan provides for incentive payments as follows: (1) 40.0% of the Chief Executive Officer's base salary; (2) 35.0% of the Executive Vice President/Chief Operating Officer's base salary; and (3) 25.0% of the Senior Vice Presidents' base salaries. If the maximum level set for net income is achieved, the Incentive Plan provides for incentive payments as follows: (1) 60.0% of the Chief Executive Officer's base salary; (2) 52.5% of the Executive Vice President/Chief Operating Officer's base salary; and (3) 37.5% of the Senior Vice Presidents' base salaries. Incentive payments for achievement of net income at levels within the range set by the threshold, target and maximum levels will be based upon interpolated percentages. Incentive compensation will not exceed the percentages of base salary set for the maximum net income level if Ledger's net income exceeds the maximum net income level. The Incentive Plan is administered by the Compensation Committee of Ledger Bank's board of directors. Prior to the payment of incentive compensation, the Compensation Committee will certify that the net income levels were achieved.

INCENTIVE STOCK OPTION PLAN


     In connection with the Conversion, Ledger's board of directors adopted the Incentive Stock Option Plan. All officers and employees of Ledger and its subsidiaries are eligible to participate in the Incentive Stock Option Plan.


     At June 30, 2001, Ledger and its subsidiaries had 78 eligible officers and employees. The Incentive Stock Option Plan authorizes the grant of (1) options to purchase shares of Common Stock intended to qualify as incentive stock options under Section 422A of the Internal Revenue Code ("Incentive Stock Options"), (2) options that do not so qualify ("Non-Statutory Options"), and (3) options which are exercisable only upon a change in control of Ledger or Ledger Bank ("Limited Rights"). Options for a total of 369,920 shares of Ledger stock were made available for granting to eligible participants under the Incentive Stock Option Plan, and options to purchase 31,862 shares of Ledger stock remained available for future grant at June 30, 2001.

     The following tables set forth certain information concerning individual grants of stock options to each of the executive officers named in the Summary Compensation Table during the fiscal year ended June 30, 2001.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                         INDIVIDUAL GRANTS
                                -------------------------------------------------------------------
                                NUMBER OF     PERCENT OF TOTAL
                                  SHARES          OPTIONS
                                UNDERLYING       GRANTED TO         PER-SHARE
                                 OPTIONS        EMPLOYEES IN      EXERCISE PRICE                          GRANT DATE
            NAME                 GRANTED       FISCAL YEAR(1)         ($/SH)        EXPIRATION DATE    PRESENT VALUE(2)
            ----                ----------    ----------------    --------------    ---------------    ----------------
James D. Smessaert(3).......      15,000           32.75%             $10.69            9/28/10            $41,700
Peter A. Gilbert(3).........      10,500           22.93               10.69            9/28/10             29,190
Arthur E. Thompson(4).......       2,000            4.37                9.75            8/22/10              5,560
Elizabeth S. Borst(4).......       2,000            4.37                9.75            8/22/10              5,560


---------------
(1) Options to purchase 45,800 shares of common stock were granted to eligible participants under the Incentive Stock Option Plan during the fiscal year ended June 30, 2001.


(2) Based on a binomial option pricing model, adopted for use in valuing stock options, based upon the following variable assumptions: (i) a ten year option term; (ii) a volatility statistic of 12.0%; (iii) a dividend yield of 2.0% for Ledger; and (iv) the actual value, if any, an executive may realize will depend upon the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance the value realized will be at or near the value estimated by the binomial pricing model.


(3) The options granted are subject to a vesting schedule under the Incentive Stock Option Plan and are subject to Ledger obtaining minimum levels of net income for fiscal 2001, 2002 and 2003. The options are exercisable as follows:

                                                                                  MINIMUM LEVEL OF
                 FISCAL YEAR                      MR. SMESSAERT    MR. GILBERT       NET INCOME
                 -----------                      -------------    -----------    ----------------
  2001........................................        4,000           3,000         $2.7 million
  2002........................................        5,000           3,500         $3.1 million
  2003........................................        6,000           4,500         $3.9 million

(4) The options are subject to a vesting schedule under the Incentive Stock Option Plan and are exercisable as follows: (i) Mr. Thompson:
    400 -- 8/22/02; 400 -- 8/22/03; 400 -- 8/22/04; 400 -- 8/22/05 and
    400 -- 8/22/06; and (ii) Ms. Borst: 400 -- 8/22/01; 400 -- 8/22/02;
    400 -- 8/22/03; 400 -- 8/22/04; and 400 -- 8/22/05.

     The following table sets forth certain information concerning the exercise of stock options granted under the Incentive Stock Option Plan by the named executive officers during the fiscal year ended June 30, 2001, and the value of their unexercised stock options at June 30, 2001.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES


                                                              NUMBER OF UNEXERCISED            VALUE OF UNEXERCISED
                              NUMBER OF                             OPTIONS AT               IN-THE-MONEY OPTIONS AT
                               SHARES                            FISCAL YEAR END                FISCAL YEAR END(1)
                             ACQUIRED ON       VALUE       ----------------------------    ----------------------------
                              EXERCISE      REALIZED(2)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                             -----------    -----------    -----------    -------------    -----------    -------------
James D. Smessaert.......       2,000         $11,500        125,486         28,200        $1,430,441       $156,520
Peter A. Gilbert.........          --              --         41,200         19,300           398,724        103,440
Arthur E. Thompson.......          --              --         37,244          4,400           420,959         23,160
Elizabeth S. Borst.......          --              --          5,600          4,400            36,600         12,760


---------------
(1) The Value of Unexercised In-the-Money Options is based upon the difference between the fair market value of the securities underlying the options ($16.13) and the exercise price of the options at June 30, 2001.

(2) The value realized was calculated based upon the difference between the fair market value of the shares of Ledger stock subject to the exercised options on the exercise date and the exercise price of the options.

DIRECTORS' COMPENSATION

     BOARD FEES

     The Ledger board of directors meets at least quarterly and received $250 for each regular or special board meeting attended during the fiscal year ended June 30, 2001. For the fiscal year ended June 30, 2001, each member of Ledger Bank's board of directors received a $1,350 monthly meeting fee.

     DIRECTORS' EMERITUS PROGRAM

     On July 20, 1994, Ledger Bank adopted a Directors' Emeritus Program (the "Emeritus Program") that provides for an annual payment equal to 50% of the annual retainer fee paid to eligible directors. Under the Emeritus Program, an eligible director is defined as a director whose service as a director terminates on or after the director has attained age 70. The mandatory retirement age for directors of Ledger Bank is 70. For eligible directors who attained age 70 on or prior to July 1, 1996, the annual payments shall continue until the eligible director's death. For eligible directors who did not attain age 70 on or prior to July 1, 1996, the annual payments shall continue until the earlier of: (1) the eligible director's death; or (2) five years from the date the eligible director's board service shall have terminated.

     In addition, each eligible director who attained age 70 on or prior to July 1, 1996 receives health insurance (single and family coverage) under the health plan maintained by Ledger Bank until the eligible director's death. Eligible directors who did not attain age 70 on or prior to July 1, 1996 are not entitled to health insurance benefits under the Emeritus Program.

     In the event of a Change in Control (as defined in the Emeritus Program) of Ledger Bank, or a merger or other business combination involving Ledger Bank in which Ledger Bank is not the resulting entity, the rights and obligations of Ledger Bank under the Emeritus Program shall become the rights and obligations of the successor or acquiring entity.

     STOCK OPTION PLAN FOR OUTSIDE DIRECTORS


     In connection with the Conversion, Ledger's board of directors adopted the Hallmark Capital Corp. 1993 Stock Option Plan for Outside Directors of Ledger and Ledger Bank (the "Directors' Plan"). Options to purchase 153,980 shares of Ledger stock were made available for granting to Outside Directors under the Directors' Plan, and options to purchase 18,500 shares of Ledger stock remained available for future grant at June 30, 2001. All options granted under the Directors' Plan expire upon the earlier of ten years following the date the option was granted or one year following the date the optionee ceases to be a director.

                         COMPENSATION COMMITTEE REPORT



     The Report of the Compensation Committee on Executive Compensation shall not be deemed incorporated by reference by any general statement into any filing under the Securities Act or 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent Ledger specifically incorporates such information by reference, and shall not otherwise be deemed filed under the Securities Act or Exchange Act.



COMPENSATION COMMITTEE



     I. ROLE OF THE COMPENSATION COMMITTEE



     The Compensation Committee of the board of directors of Ledger and Ledger Bank consists of the outside directors, Messrs. Rickheim (Chairman), Hislop and Hedrich. During the fiscal year ended June 30, 2001, Ledger did not pay separate compensation to its executive officers. During fiscal 2001, the Compensation Committee met to review and ratify the compensation policies set, and the decisions made, by Ledger Bank's board of directors. All executive officer compensation was paid by Ledger Bank and compensation policies were determined by the Compensation Committee of Ledger Bank. The term "Compensation Committee" in this report refers to the Compensation Committee of Ledger and Ledger Bank.



     II. COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION



     The Compensation Committee is composed entirely of independent outside directors that are not former officers or employees of Ledger or any of its subsidiaries. There are no interlocks, as defined under the rules and regulations of the SEC, between the Compensation Committee and corporate affiliates of members of the Compensation Committee.



     III. COMPENSATION COMMITTEE REPORT



     Under rules established by the SEC, Ledger is required to provide certain data and information regarding the compensation and benefits provided to Ledger's Chief Executive Officer and certain other executive officers of Ledger. The rules require compensation disclosure in the form of tables and a report of the Compensation Committee that explains the rationale and considerations that led to fundamental compensation decisions affecting such individuals. The Compensation Committee has prepared the following report, at the direction and approval of Ledger's board of directors, for inclusion in this proxy statement/prospectus.



EXECUTIVE COMPENSATION PHILOSOPHY



     The primary objective of Ledger's executive compensation policy is to attract and retain highly skilled and motivated executive officers that will manage Ledger and Ledger Bank in a manner to promote growth and profitability. In recommending and establishing levels of executive compensation, it is the policy of the Compensation Committee to consider the following factors: (1) the individual performance of the executive; (2) the executive's contribution to achievement of the strategic business plan of Ledger and Ledger Bank; (3) the executive's experience and responsibility level during the present period and anticipated responsibilities during the following fiscal year; and (4) compensation levels for executives of comparable financial institutions. The executive compensation program consists of three elements: (1) base salary and incentive compensation; (2) long-term incentive compensation; and (3) retirement and other benefits.



BASE SALARY AND INCENTIVE COMPENSATION



     Base salary levels are designed to be competitive with cash compensation levels paid to similar executives at financial institutions of similar size, giving due consideration to the competitive market in which Ledger and Ledger Bank operate. Base salaries are subject to review and adjustment by the Compensation Committee each year. In fiscal 2001, the average increase in base salary for executive officers was 4.0%.



     In August 1995, Ledger Bank's board of directors adopted the West Allis Savings Bank Annual Incentive Plan ("Incentive Plan"), which was effective for the fiscal year ending June 30, 2001. The Incentive Plan is intended to accomplish the following objections: (1) reward key individuals for achieving pre-established financial and non-financial goals that support Ledger's and Ledger Bank's annual business objectives;

(2) encourage and reinforce effective teamwork and individual contributions toward Ledger and Ledger Bank goals; and (3) provide an incentive opportunity that will enable Ledger and Ledger Bank to attract, motivate and retain outstanding executives.



     For fiscal 2001, Ledger did not achieve a net income level that exceeded the target level of net income established by Ledger Bank's board of directors under the Incentive Plan for Messrs. Smessaert and Gilbert. Therefore, no incentive compensation was paid to Messrs. Smessaert or Gilbert for fiscal 2001. However, Ledger did achieve a net income level that exceeded the target level of net income established by Ledger Bank's board of directors under the Incentive Plan for Mr. Thompson and Ms. Borst. As such, Mr. Thompson and Ms. Borst were each paid a cash bonus for fiscal 2001 in the amounts of $11,500 and $11,000, respectively. For a further discussion of the Incentive Plan, see "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS -- Annual Incentive Plan" on page 81.



     In May 2001, Ledger restated its previously reported results of operations for the fiscal year ended June 30, 2000, as a result of a mathematical error in the way in which interest income was being accrued on certain purchased commercial real estate mortgage and multi-family residential loans. The error resulted from an inadvertent erroneous set-up of the loans in Ledger's outsourced data processing system. The effect of the restatement for fiscal 2000 was an increase in interest income of $543,000, an increase in non-interest expense of $146,000, for additional compensation required to be accrued under the Incentive Plan, and an increase in net income of $241,000. At the close of fiscal 2000 and prior to the restatement, Ledger had not achieved a net income level that exceeded the target level of net income established by Ledger Bank's board of directors under the Incentive Plan for executive officers. Therefore, no incentive compensation was paid to executive officers for fiscal 2000. However, as a result of the restatement, Ledger did achieve a net income level that exceeded the target level of net income established by Ledger Bank's board under the Incentive Plan for executive officers for fiscal 2000. Consequently, in fiscal 2001, Messrs. Smessaert, Gilbert, Thompson and Ms. Borst were each paid a cash bonus for fiscal 2000 equal to $62,654, $43,815, $20,300 and $19,941, respectively. These cash bonuses were accrued and expensed in fiscal 2000 as part of the restatement of results for fiscal 2000. For a further discussion of the Incentive Plan, see "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS -- Annual Incentive Plan" on page 81.



LONG-TERM INCENTIVE COMPENSATION



     Ledger Bank established the Incentive Stock Option Plan in fiscal 1994 as a method of providing officers and employees of Ledger Bank with a proprietary interest in Ledger and to encourage such persons to remain with Ledger Bank. All officers and employees of Ledger are eligible to participate in the Incentive Stock Option Plan. The option awards are designed to align the financial interests of Ledger's executive officers more closely with Ledger's shareholders. During fiscal 2001, non-qualifying stock options to purchase 29,500 shares of Ledger stock were awarded to senior executive officers of Ledger and Ledger Bank.



RETIREMENT AND OTHER BENEFITS



     In December 1998, Ledger Bank and Messrs. Smessaert and Gilbert entered into Supplemental Compensation Agreements ("SERP") to ensure that such executives continue to provide services to Ledger Bank and to provide an incentive for such executives to refrain from providing services to a competitor of Ledger Bank. Pursuant to the SERP, Ledger Bank will pay Messrs. Smessaert and Gilbert annually $115,000 and $100,000, respectively, upon the attainment of certain events. The benefits under the SERP are forfeited in the event such executive commences employment for a competitor of Ledger Bank. For a further description of the SERPs, see "COMPENSATION OF EXECUTIVE OFFICERS AND
DIRECTORS -- Executive Employee Supplemental Compensation Agreement" on page 81. Additional retirement and other benefits provided to executive officers are the same as those benefits provided to all employees of Ledger Bank, including participating in the ESOP, the West Allis Savings Bank 401(k) Plan (in which Mr. Smessaert does not participate) and comprehensive health insurance, life insurance and short-term and long-term disability insurance.

     Under the ESOP, benefits may be payable upon death, retirement, early retirement, disability or separation from service. Benefits may be paid either in shares of Ledger stock or in cash. On March 15, 2001, Ledger Bank contributed $139,181 to the ESOP and allocations of shares of Ledger stock were based upon compensation paid to participants for the year ended December 31, 2000.



CHIEF EXECUTIVE OFFICER COMPENSATION



     The compensation paid to the President and Chief Executive Officer of Ledger and Ledger Bank, James D. Smessaert, during fiscal 2001 was consistent with Ledger's overall executive compensation philosophy. Based upon the compensation philosophy of Ledger Bank, Mr. Smessaert's competitively determined base salary under his employment agreement was increased 3.5% from fiscal 2000 to $177,137 effective January 1, 2001. Mr. Smessaert receives no additional payment for serving as a member of the board of directors of Ledger or Ledger Bank.



     There was no cash bonus paid to Mr. Smessaert for fiscal 2001 pursuant to the Incentive Plan. The cash bonus reflected Ledger's financial performance relative to net income levels of Ledger established by the Compensation Committee. During fiscal 2001, Ledger did not achieve a net income level that exceeded the target level of net income established by Ledger's board of directors under the Incentive Plan. For a further description of the Incentive Plan, see "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS -- Annual Incentive Plan" on page 81. Mr. Smessaert was granted options to purchase 15,000 shares of Ledger stock under the Incentive Stock Option Plan during fiscal 2001. The options vest according to the following performance-based schedule: 4,000 options vest on June 30, 2001 if net income of $2.7 million is achieved for fiscal 2001; 5,000 options vest on June 30, 2002 if net income of $3.1 million is achieved for fiscal 2002; and 6,000 options vest on June 30, 2003 if net income of $3.9 million is achieved for fiscal 2003. All of the aforementioned 15,000 options granted in fiscal 2001 to Mr. Smessaert would vest immediately upon a change in control of Ledger.



COMPENSATION COMMITTEE



Charles E. Rickheim


Reginald M. Hislop, III


Martin Hedrich, Jr.



                             AUDIT COMMITTEE REPORT



     The Report of the Audit Committee shall not be deemed incorporated by reference by any general statement into any filing under the Securities Act or the Exchange Act, except to the extent Ledger specifically incorporates such information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.



I. AUDIT COMMITTEE COMPOSITION AND FUNCTION



     The members of the Audit Committee are appointed by the Chairman of the Board of Ledger and are approved by Ledger's board of directors. At June 30, 2001, the Audit Committee was composed of three independent directors of Ledger, Messrs. Zellmer (Chairman), Hislop and Rickheim. Each of the current members of the Audit Committee is "independent" as defined by The Nasdaq Stock Market, Inc. ("Nasdaq") listing standards. These listing standards include qualitative and quantitative requirements regarding the independence and qualifications of Audit Committee members and the size of the Audit Committee.



     The Audit Committee acts pursuant to a written charter adopted and approved by Ledger's board of directors on June 27, 2000 (the "Charter"). The Audit Committee is responsible for assisting Ledger's board in its oversight responsibilities regarding Ledger's auditing, accounting and financial reporting process. Consistent with this function, the Audit Committee encourages continuous improvement of, and adherence to, Ledger's policies, procedures and practices at all levels related to the financial control and reporting process.

     Ledger's independent auditors, KPMG LLP ("KPMG"), are responsible for auditing Ledger's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles. The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including the area of auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and KPMG. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.



II. AUDIT COMMITTEE ACTIONS IN FISCAL 2001



     In fiscal 2001, in connection with its oversight function, the Audit Committee met with KPMG. Pursuant to Statement on Auditing Standards ("SAS") No. 90 (Audit Committee Communications), KPMG discussed various matters relating to Ledger's financial results for fiscal 2001 and discussed matters required to be discussed by SAS No. 61 (Communication with Audit Committees). KPMG also provided the Audit Committee with the written disclosures required by Independence Standards Board Standard ("ISBS") No. 1 (Independence Discussions with Audit Committees), disclosing any relationships between KPMG and Ledger and stating that in its professional judgment KPMG believes that it is "independent" with respect to Ledger within the meaning of the Securities Act and the Exchange Act.



     The Audit Committee also has reviewed written confirmations from management with respect to information technology consulting services relating to financial information systems design and implementation and internal audit services provided by the auditors ("non-audit services"). The Audit Committee has considered whether the provision of such non-audit services by KPMG to Ledger is compatible with maintaining KPMG's independence and has discussed with them their independence.



     Each year the Audit Committee is responsible for providing Ledger's board of directors with a recommendation as to whether Ledger's annual financial statements should be included in Ledger's Annual Report on Form 10-K filed with the SEC. Based on the Audit Committee's discussions with Ledger's management and KPMG concerning the fiscal year 2001 audit, the financial statements and related review process and other matters deemed relevant and appropriate by the Audit Committee, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Charter, the Audit Committee met in August 2001 to issue this Audit Committee Report and recommended to Ledger's board that Ledger's fiscal 2001 financial statements be included in the 2001 Annual Report on Form 10-K filed with the SEC.



August 27, 2001

AUDIT COMMITTEE
Reginald M. Hislop, III
Charles E. Rickheim
Donald A. Zellmer

                               PERFORMANCE GRAPH

     The following graph shows semi-annual comparisons of Ledger's cumulative shareholder return on Ledger stock with (1) the cumulative total return on stocks included in The Nasdaq Stock Market Index (for United States companies) and (2) the cumulative total return on stocks included in the SNL Thrift Index, published by SNL Securities, Charlottesville, Virginia, commencing on June 30, 1996 through June 30, 2001. The cumulative returns set forth below for each index assume the reinvestment of dividends into additional shares of the same class of equity securities at the frequency with which dividends were paid on such securities during the applicable comparison period.

                  COMPARISON OF ANNUAL CUMULATIVE TOTAL RETURN
                 AMONG LEDGER, NASDAQ STOCK MARKET (U.S.) INDEX
                            AND SNL THRIFT INDEX(1)

[PERFORMANCE GRAPH]


                                                                     PERIOD ENDING
                                          --------------------------------------------------------------------
                INDEX                     06/30/96    06/30/97    06/30/98    06/30/99    06/30/00    06/30/01
                -----                     --------    --------    --------    --------    --------    --------
Ledger Capital Corp. .................    $100.00     $142.51     $186.67     $155.00     $123.59     $222.90
Nasdaq Total US.......................     100.00      121.60      160.06      230.22      340.37      184.51
SNL Thrift Index......................     100.00      161.86      219.18      185.92      156.36      270.69


---------------
(1) Assumes $100.00 invested on June 30, 1996, and all dividends reinvested through the end of Ledger's fiscal year on June 30, 2001. Ledger did not pay dividends during the period from June 30, 1996 to June 30, 2001. The performance chart is based upon closing prices on the trading day specified (as adjusted to reflect Ledger's 2-for-1 stock split in November 1997).


     The Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement/prospectus with any filing under the Securities Act or the Exchange Act, except to the extent Ledger specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.

              INDEBTEDNESS OF MANAGEMENT AND CERTAIN TRANSACTIONS

     Current federal law requires that loans or extensions of credit to executive officers and directors must be made only (1) on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features, or (2) pursuant to benefit or compensation programs that are widely available to employees of Ledger Bank and that do not give such executive officers and directors preference over other Ledger Bank employees. In addition, loans made to a director or executive officer in excess of the greater of $25,000 or 5% of Ledger Bank's capital and surplus (up to a maximum of $500,000) must be approved in advance by a majority of the disinterested members of Ledger Bank's board of directors.

     Ledger Bank's policy provides that loans or extensions of credit to executive officers and directors will be made only in the ordinary course of business (i.e., on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features), or in accordance with the terms of nonpreferential benefit or compensation plans generally available to Ledger Bank employees. All loans since the enactment of current laws were made by Ledger Bank in the ordinary course of business or pursuant to non-preferential benefit or compensation plans generally available to Ledger Bank employees.

     Ledger and Ledger Bank intend that all transactions in the future between Ledger and Ledger Bank and executive officers, directors, holders of 10% or more of the shares of any class of Ledger stock and affiliates thereof, will be made only in the ordinary course of business or pursuant to nonpreferential benefit or compensation programs generally available to Ledger Bank employees.

                 SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE

     Section 16(a) of the Exchange Act requires Ledger's officers and directors, and persons who own more than ten percent of the shares of Ledger stock outstanding, to file reports of ownership and changes in ownership with the SEC and the National Association of Securities Dealers, Inc. Officers, directors and greater than ten percent shareholders are required by regulation to furnish Ledger with copies of all Section 16(a) forms they file. Based upon review of the information provided to Ledger, Ledger believes that during the fiscal year ended June 30, 2001, officers, directors and greater than ten percent shareholders complied with all Section 16(a) filing requirements.

               SHAREHOLDER PROPOSALS FOR THE 2002 ANNUAL MEETING

DEADLINE FOR SUBMISSION OF SHAREHOLDER PROPOSALS FOR INCLUSION IN 2002 PROXY MATERIALS


     Any proposal that a shareholder wishes to have included in the proxy materials of Ledger relating to the 2002 annual meeting of the shareholders of Ledger, which is scheduled to be held in October 2002 in the event that the merger is not consummated, must be received at the principal executive offices of Ledger, 5555 North Port Washington Road, Glendale, WI 53217, Attention: Peter
A. Gilbert, Corporate Secretary, no later than May 24, 2002. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Exchange Act, it will be included in the proxy statement and set forth on the form of proxy issued for such annual meeting of shareholders. It is urged that any such proposals be sent certified mail, return receipt requested.


     Nothing in this section shall be deemed to require Ledger to include in its proxy statement and proxy relating to the 2002 annual meeting any shareholder proposal which does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

ADVANCE NOTICE REQUIREMENT FOR ANY PROPOSAL OR NOMINATION TO BE RAISED BY A SHAREHOLDER

     Shareholder proposals that are not submitted for inclusion in Ledger's proxy materials pursuant to Rule 14a-8 under the Exchange Act may be brought before an annual meeting pursuant to Article VII of Ledger's articles of incorporation. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of Ledger. To be timely, a shareholder's notice must be delivered to or mailed by first class United States mail, postage prepaid, to the principal executive offices of Ledger not later than the close of business on the tenth day following the day on which notice of such annual meeting is first given to shareholders. A shareholder's notice must set forth certain information in accordance with Article VII of Ledger's articles of incorporation. The advance notice must include the shareholder's name and address, as they appear on Ledger's record of shareholders, the class and number of shares of Ledger stock beneficially owned by such shareholder, a brief description of the proposed business, the reason for considering such business at the annual meeting and any material interest of the shareholder in the proposed business. In the case of nominations for elections to the board of directors, certain information regarding the nominee must be provided.

DISCRETIONARY VOTING OF 2002 PROXIES

     Pursuant to Rule 14a-4(c) under the Exchange Act and Article VII of Ledger's articles of incorporation, if a shareholder who intends to present a proposal at the 2002 annual meeting timely and properly notifies Ledger of such proposal at least ten days after mailing of the 2002 proxy statement, as described above, management proxies may not use their discretionary voting power for such proposal unless Ledger sends to shareholders information on the matter to be presented at the meeting and how the management proxies intend to exercise their discretionary vote of such matter.

         OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING


     Ledger's board of directors knows of no business that will be presented for consideration at the meeting other than as stated in the Notice of Annual Meeting of Shareholders. If, however, other matters are properly brought before the meeting or any adjournments or postponements thereof, it is the intention of the persons named in the accompanying proxy to vote the shares represented thereby on such matters in accordance with their best judgment.


                                 LEGAL MATTERS

     The validity of the issuance of Anchor common stock being offered hereby will be passed upon for Anchor by Whyte Hirschboeck Dudek S.C., Milwaukee, Wisconsin.

     Certain legal matters will be passed upon for Ledger by Michael Best & Friedrich LLP, Milwaukee, Wisconsin.

                                    EXPERTS

     The consolidated financial statements of Anchor at March 31, 2001 and 2000, and for each of the three years in the period ended March 31, 2001, included in Anchor's 2001 Annual Report on Form 10-K which is incorporated by reference in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


     The consolidated statements of income, shareholders' equity, and cash flows of FCB Financial Corp. for the year ended March 31, 1999, included in Anchor's 2001 Annual Report on Form 10-K/A, which is incorporated by reference in this proxy statement/prospectus had been audited by Wipfli Ullrich Bertelson LLP, independent auditors, to the extent indicated in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.



     The consolidated financial statements of Ledger at June 30, 2001 and 2000 and for each of the years in the three-year period ended June 30, 2001, have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, and are incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

     Anchor has filed a registration statement with the SEC under the Securities Act that registers the distribution to Ledger shareholders of Anchor common stock to be issued in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Anchor and Ledger. The rules and regulations of the SEC allow us to omit such information from this document.

     In addition, we file reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

 Public Reference Room      New York Regional Office    Chicago Regional Office
 450 Fifth Street, N.W.       7 World Trade Center          Citicorp Center
       Room 1024                   Suite 1300           500 West Madison Street
  Washington, DC 20549         New York, NY 10048              Suite 1400
                                                         Chicago, IL 60661-2511


     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including Anchor and Ledger, who file electronically with the SEC. The address of that site is http://www.sec.gov.


     The SEC allows us to "incorporate by reference" information into this document. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

     This document incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about our companies and their financial condition. Some of these filings have been amended by later filings, which are also listed.

                            ANCHOR SEC FILINGS (FILE NO. 0-20006)
                   REPORT                              DESCRIPTION OR PERIOD/AS OF DATE
                   ------                        ---------------------------------------------
Annual Report on Form 10-K...................    Year ended March 31, 2001.
Registration Statement on Form S-1 filed with
  the Commission on March 19, 1992
  (Commission File No. 33-46536).............    Description of Anchor stock contained in the
                                                 Prospectus included in the Registration
                                                 Statement under the caption "Description of
                                                 Capital Stock."
Registration Statement on Form 8-A...........    Dated July 28, 1997, relating to Series A
                                                 Preferred Share Purchase Rights.
Current Report on Form 8-K...................    Filed on June 25, 2001, relating to the
                                                 execution of the merger agreement and the
                                                 stock option agreement.
Current Report on Form 8-K...................    Filed on August 8, 2001, relating to the
                                                 issuance of a press release announcing
                                                 financial results for the quarter ended June
                                                 30, 2001.


                                LEDGER SEC FILINGS (000-22224)
                   REPORT                              DESCRIPTION OR PERIOD/AS OF DATE
                   ------                        ---------------------------------------------
Annual Report on Form 10-K...................    Year ended June 30, 2001.
Quarterly Reports on Form 10-Q...............    Quarters ended September 30, 2000, December
                                                 31, 2000 and March 31, 2001.
Registration Statement on Form 8-A...........    Dated February 21, 1997 relating to Series A
                                                 Preferred Share Purchase Rights.
Current Report on Form 8-K...................    Filed on June 18, 2001, relating to the
                                                 execution of the merger agreement and stock
                                                 option agreement.
Current Report on Form 8-K...................    Filed on July 27, 2001, relating to the
                                                 issuance of a press release announcing
                                                 financial results for the fiscal year and
                                                 quarter ended June 30, 2001.


     We incorporate by reference additional documents that either company may file with the SEC between the date of this document and the date of the Anchor meeting and the Ledger meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     You can obtain any of the documents incorporated by reference in this document from the SEC through the SEC's web site at the address provided above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

          Anchor BanCorp Wisconsin Inc.
          25 West Main Street
          Madison, WI 53707
          Attention: Investor Relations
          Telephone: (608) 252-1810

          Ledger Capital Corp.
          5555 North Port Washington Rd.
          Glendale, WI 53217
          Attention: Investor Relations

          Telephone: (414) 290-7900



     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, YOU MUST DO SO BY OCTOBER 10, 2001 TO RECEIVE THEM BEFORE THE MEETING. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

     We have not authorized anyone to give any information or make any representation about the merger or our companies that differs from, or adds to, the information in this document or in our documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

     If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this document does not extend to you.

     The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about Anchor has been supplied by Anchor, and information about Ledger (including all of the information under the captions "MATTER 2. ELECTION OF DIRECTORS," "MATTER 3. RATIFICATION OF APPOINTMENT OF AUDITORS," "MEETINGS OF THE BOARD OF DIRECTORS AND ITS COMMITTEES," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS," "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS," "COMPENSATION COMMITTEE REPORT," "AUDIT COMMITTEE REPORT," "PERFORMANCE GRAPH," "INDEBTEDNESS OF MANAGEMENT AND CERTAIN TRANSACTIONS," and "SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE") has been supplied by Ledger. Neither Anchor or Ledger makes any representations as to the accuracy or completeness of information contained herein about the other company.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                          AGREEMENT AND PLAN OF MERGER
                                 BY AND BETWEEN
                              LEDGER CAPITAL CORP.
                                      AND
                         ANCHOR BANCORP WISCONSIN INC.
                                 JUNE 15, 2001

                               TABLE OF CONTENTS


                                                                                  PAGE
                                                                                  ----
AGREEMENT AND PLAN OF MERGER..................................................     A-1
ARTICLE I -- THE MERGER.......................................................     A-1
  Section 1.1     The Merger..................................................     A-1
  Section 1.2     Effective Time..............................................     A-1
  Section 1.3     Effect of the Merger........................................     A-1
  Section 1.4     Articles of Incorporation; By-Laws..........................     A-1
                  Board of Directors and Officers of the Surviving
  Section 1.5     Corporation.................................................     A-2
  Section 1.6     Conversion of Securities....................................     A-2
  Section 1.7     Adjustments for Dilution and Other Matters..................     A-3
  Section 1.8     Exchange of Certificates....................................     A-3
  Section 1.9     Stock Transfer Books........................................     A-6
  Section 1.10    The Bank Merger.............................................     A-6
ARTICLE II -- REPRESENTATIONS AND WARRANTIES OF THE COMPANY...................     A-7
  Section 2.1     Organization and Qualification; Subsidiaries................     A-7
  Section 2.2     Articles of Incorporation and By-Laws.......................     A-8
  Section 2.3     Capitalization..............................................     A-8
  Section 2.4     Authority...................................................     A-9
  Section 2.5     No Conflict; Required Filings and Consents..................     A-9
  Section 2.6     Compliance; Permits.........................................     A-9
  Section 2.7     Environmental Matters.......................................    A-10
  Section 2.8     Material Contracts..........................................    A-11
  Section 2.9     Agreements with Regulatory Agencies.........................    A-11
  Section 2.10    Loan Loss Reserves..........................................    A-11
  Section 2.11    Securities and Banking Reports; Financial Statements........    A-12
  Section 2.12    Absence of Certain Changes or Events........................    A-12
  Section 2.13    Absence of Litigation.......................................    A-13
  Section 2.14    Employee Benefit Plans......................................    A-13
  Section 2.15    Registration Statement; Proxy Statement/Prospectus..........    A-15
  Section 2.16    Taxes.......................................................    A-15
  Section 2.17    Brokers.....................................................    A-16
  Section 2.18    Tax Matters.................................................    A-16
  Section 2.19    Vote Required...............................................    A-16
  Section 2.20    Disclosure Schedule, Materiality............................    A-16
ARTICLE III  -- REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR................    A-17
  Section 3.1     Organization and Qualification..............................    A-17
  Section 3.2     Articles of Incorporation and By-Laws.......................    A-17
  Section 3.3     Capitalization..............................................    A-17
  Section 3.4     Authority...................................................    A-18
  Section 3.5     No Conflict; Required Filings and Consents..................    A-18
  Section 3.6     Compliance; Permits.........................................    A-18
  Section 3.7     Securities and Banking Reports; Financial Statements........    A-19
  Section 3.8     Registration Statement; Proxy Statement/Prospectus..........    A-19
  Section 3.9     Brokers.....................................................    A-19
  Section 3.10    Agreements with Regulatory Agencies.........................    A-19
  Section 3.11    Vote Required...............................................    A-20
  Section 3.12    Absence of Certain Changes or Events........................    A-20
  Section 3.13    Tax Matters.................................................    A-20
  Section 3.14    Disclosure Schedule, Materiality............................    A-20

                                                                                  PAGE
                                                                                  ----
ARTICLE IV -- COVENANTS OF THE COMPANY........................................    A-20
  Section 4.1     Affirmative Covenants.......................................    A-20
  Section 4.2     Negative Covenants..........................................    A-21
  Section 4.3     Letter of the Company's Accountants.........................    A-22
  Section 4.4     Access and Information......................................    A-23
  Section 4.5     Update Disclosure; Breaches.................................    A-23
  Section 4.6     Affiliates..................................................    A-23
  Section 4.7     Tax Treatment...............................................    A-24
ARTICLE V -- COVENANTS OF THE ACQUIROR........................................    A-24
  Section 5.1     Affirmative Covenants.......................................    A-24
  Section 5.2     Negative Covenants..........................................    A-24
  Section 5.3     Notice Regarding Breaches...................................    A-24
  Section 5.4     Stock Exchange Listing......................................    A-24
  Section 5.5     Tax Treatment...............................................    A-24
  Section 5.6     Access and Information......................................    A-25
  Section 5.7     Update Disclosure, Breaches.................................    A-25
  Section 5.8     Stock Options...............................................    A-25
  Section 5.9     MRRP Shares.................................................    A-26
  Section 5.10    SEC Filings.................................................    A-26
  Section 5.11    SERP Amendments.............................................    A-26
ARTICLE VI -- ADDITIONAL AGREEMENTS...........................................    A-26
  Section 6.1     Proxy Statement/Prospectus; Registration Statement..........    A-26
  Section 6.2     Meetings of Shareholders....................................    A-26
  Section 6.3     Appropriate Action; Consents; Filings.......................    A-26
  Section 6.4     Benefit Plans...............................................    A-27
  Section 6.5     Contracts Honored, Severance Plan, Consulting Contracts.....    A-28
  Section 6.6     Directors' and Officers' Indemnification and Insurance......    A-28
  Section 6.7     Notification of Certain Matters.............................    A-29
  Section 6.8     Public Announcements........................................    A-29
  Section 6.9     Dividends...................................................    A-30
  Section 6.10    Expenses....................................................    A-30
  Section 6.11    Company Repurchase Program..................................    A-30
ARTICLE VII -- CONDITIONS OF MERGER...........................................    A-30
                  Conditions to Obligation of Each Party to Effect the
  Section 7.1     Merger......................................................    A-30
  Section 7.2     Additional Conditions to Obligations of the Acquiror........    A-31
  Section 7.3     Additional Conditions to Obligations of the Company.........    A-32
ARTICLE VIII -- TERMINATION, AMENDMENT AND WAIVER.............................    A-33
  Section 8.1     Termination.................................................    A-33
  Section 8.2     Effect of Termination.......................................    A-34
  Section 8.3     Termination by Acquiror in Breach...........................    A-35
  Section 8.4     Amendment...................................................    A-35
  Section 8.5     Waiver......................................................    A-35

                                                                                  PAGE
                                                                                  ----
ARTICLE IX -- GENERAL PROVISIONS..............................................    A-36
                  Non-Survival of Representations, Warranties and
  Section 9.1     Agreements..................................................    A-36
  Section 9.2     Enforcement of Agreement....................................    A-36
  Section 9.3     Notices.....................................................    A-36
  Section 9.4     Certain Definitions.........................................    A-37
  Section 9.5     Headings....................................................    A-37
  Section 9.6     Severability................................................    A-38
  Section 9.7     Entire Agreement............................................    A-38
  Section 9.8     Assignment..................................................    A-38
  Section 9.9     Parties in Interest.........................................    A-38
  Section 9.10    Governing Law...............................................    A-38
  Section 9.11    Counterparts................................................    A-38


                          COMPANY DISCLOSURE SCHEDULES

Section 2.1(c)...............................    Organization and Qualification; Subsidiaries.
Section 2.3..................................    Capitalization.
Section 2.5..................................    No Conflict; Required Filings and Consents.
Section 2.7..................................    Environmental Matters.
Section 2.8..................................    Material Contracts.
Section 2.9..................................    Agreements with Regulatory Agencies.
Section 2.11.................................    Securities and Banking Reports; Financial
                                                 Statements.
Section 2.12.................................    Absence of Certain Changes or Events.
Section 2.13.................................    Absence of Litigation.
Section 2.14(a)..............................    Plans of the Company.
Section 2.14(b)..............................    Absence of Certain Types of Plans.
Section 2.14(c)..............................    Compliance with Applicable Law.
Section 2.14(d)..............................    Qualification of Certain Plans.
Section 2.14(e)..............................    Absence of Certain Liabilities and Events.
Section 2.14(g)..............................    Stock Options.
Section 2.14(h)..............................    Employment Contracts.
Section 2.16.................................    Taxes.
Section 2.17.................................    Brokers.

                         ACQUIROR DISCLOSURE SCHEDULES

Section 3.3.............................................    Capitalization.
Section 3.10............................................    Agreements with Regulatory Agencies.
Section 3.12............................................    Absence of Certain Changes or Events.

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of June 15, 2001 (the "Agreement"), between Ledger Capital Corp. a Wisconsin corporation (the "Company"), and Anchor BanCorp Wisconsin Inc., a Wisconsin corporation (the "Acquiror").

     WHEREAS, the Boards of Directors of the Acquiror and the Company have each determined that it is fair to and in the best interests of their respective shareholders for the Company to merge with and into the Acquiror (the "Merger") upon the terms and subject to the conditions set forth herein and in accordance with the Wisconsin Business Corporation Law (the "WBCL"); and

     WHEREAS, the respective Boards of Directors of the Acquiror and the Company have each approved the Merger of the Company with and into the Acquiror, upon the terms and subject to the conditions set forth herein; and

     WHEREAS, as a condition to and immediately after the execution of this Agreement, the Company and the Acquiror will enter into a Stock Option Agreement (the "Stock Option Agreement") in the form attached hereto as Exhibit A; and

     WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, immediately following the Merger, the parties intend to consummate a merger of the Company's bank subsidiary ("Company Bank") with and into the Acquiror's bank subsidiary ("Acquiror Bank") the ("Bank Merger"); and

     WHEREAS, the Acquiror and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, and subject to the terms and conditions set forth herein, the parties hereto hereby agree as follows:

                            ARTICLE I -- THE MERGER

     SECTION 1.1 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the WBCL, at the Effective Time (as defined in Section 1.2) the Company shall be merged with and into the Acquiror. As a result of the Merger, the separate corporate existence of the Company shall cease and the Acquiror shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

     SECTION 1.2 EFFECTIVE TIME. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the Merger to be consummated by filing articles of merger (the "Articles of Merger") with the Department of Financial Institutions of the State of Wisconsin (the "DFI") in such form as required by, and executed in accordance with the relevant provisions of, the WBCL (the date and time of such filing is referred to herein as the "Effective Time").

     SECTION 1.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the WBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Acquiror and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Acquiror and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.4 ARTICLES OF INCORPORATION; BY-LAWS. At the Effective Time, the Articles of Incorporation, as amended, of the Acquiror (the "Acquiror Articles") and the By-Laws, as amended, of the Acquiror

("Acquiror By-Laws"), as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and the By-Laws of the Surviving Corporation.

     SECTION 1.5 BOARD OF DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION.

     (a) From and after the Effective Time, the Board of Directors of the Surviving Corporation shall include the directors of the Acquiror immediately prior to the Effective Time. In addition, on or after the Effective Time (but in no event later than the first meeting of said Board of Directors following the Effective Time), the Surviving Corporation and its Board of Directors shall take such action as may be necessary to cause James D. Smessaert (the "Company Director") to be appointed as a director of the Surviving Corporation effective as of the day of appointment (the "Appointment Date"). Such action shall include, if necessary, expansion of the size of the Board of Directors of the Surviving Corporation to the extent necessary to create a vacancy for the Company Director to be appointed as of the Appointment Date. The initial term of the Company Director shall expire on the date of the annual meeting of the Surviving Corporation's shareholders following appointment of the Company Director (the "Initial Annual Meeting"). At the Initial Annual Meeting, the Surviving Corporation shall nominate the Company Director as its uncontested candidate for election to a full three-year term.

     (b) At the Effective Time, the officers of the Acquiror immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed.

     (c) The parties hereto agree to take such action as may be necessary to cause the agreements set forth in this Section 1.5 to be satisfied.

     SECTION 1.6 CONVERSION OF SECURITIES. Subject to Section 1.8(f) regarding fractional shares, at the Effective Time, by virtue of the Merger and without any action on the part of the Acquiror, the Company or the holder of the following securities, the shares of Acquiror and the Company shall be converted as follows:

     (a) Each share of common stock, $0.10 per share par value, of Acquiror ("Acquiror Common Stock"), issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall be unchanged after the Merger.

     (b) Each share of the common stock, par value $1.00 per share of the Company ("Company Common Stock"), issued and outstanding immediately prior to the Effective Time (all such shares of Company Common Stock issued and outstanding immediately prior to the Effective Time being referred to herein as the "Shares"), other than Shares held by the Acquiror for its own account or any Acquiror Subsidiary (as defined in Section 3.1(a), below) for its own account, shall cease to be outstanding and shall be converted into and become the right to receive either: (x) 1.10 shares, subject to adjustment as provided pursuant to Section 1.7 (as adjusted, the "Exchange Ratio"), of common stock, $0.10 per share par value, of Acquiror Common Stock, which term shall be deemed to include the rights to purchase shares of Acquiror preferred stock, $.10 par value, under the terms of the Rights Agreement, dated July 22, 1997, by and between Acquiror and U.S. Bank (as successor to Firstar Trust Company)), or (y) at the option of the holder of such Share, and subject to and in accordance with the terms of Sections 1.8(b) and (c), an amount in cash (payable by check) equal to the Exchange Ratio multiplied by the closing price of the Acquiror Common Stock as quoted on the NASDAQ Stock Market, as of the date of the Effective Time (a "Cash Distribution"); provided, however, that except as provided in Section 1.8(c) below, under no circumstances may the total number of Shares converted to a Cash Distribution exceed twenty percent (20%) of the total number of Shares (the "Twenty Percent Ceiling"). All such Shares shall no longer be outstanding and shall immediately be canceled and retired and shall cease to exist, and each certificate previously representing any such Shares shall thereafter represent the right to receive a certificate representing shares of Acquiror Common Stock or a Cash Distribution or both into which such Company Common Stock shall have been converted. Certificates representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Acquiror

Common Stock or a Cash Distribution or both issued in consideration therefor upon the surrender of such certificates in accordance with the provisions of
Section 1.8 hereof, without interest.

     (c) Each share of Company Common Stock held as treasury stock shall be canceled and extinguished without conversion thereof into Acquiror Common Stock or payment therefor.

     (d) Each share of Company Common Stock held by the Acquiror for its own account or any Acquiror Subsidiary for its own account shall be canceled and extinguished without conversion thereof into Acquiror Common Stock or payment therefor.

     (e) If the Average Price Ratio (as defined in Section 1.6(f)), (as of the date that the last approval necessary to consummate the Merger is received) is less than 85% of the Average Price Ratio (as of the date of this Agreement), then the Company shall have the right to terminate this Agreement immediately with the effect as set forth in Section 8.2 hereof. If the Average Price Ratio (as of the date that the last approval necessary to consummate the Merger is received) is greater than 115% of the Average Price Ratio (as of the date of this Agreement), then the Acquiror shall have the right to terminate this Agreement immediately with the effect as set forth in Section 8.2 hereof; provided, however, that the Acquiror shall have no such right to terminate under this sentence if the Average Price Ratio exceeds such 115% measure due, in material part, to the Acquiror's having made a public announcement of its having entered into a letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to an acquisition, merger or similar change in control of the Acquiror, or having publicly announced its intent to enter into any such transaction. The Average Price Ratio (as of the date of this Agreement) is set forth on Exhibit B attached hereto.

     (f) For purposes of this Agreement, "Average Price Ratio" means, as of any date of determination, the ratio of (x), the Acquiror Average Price as of the date of determination, over (y), the average of the SNL Midwest Thrift Stock Index for the twenty (20) consecutive trading days immediately preceding the fifth business day prior to the applicable determination date.

     (g) For purposes of this Agreement, the "Acquiror Average Price" shall be, as of any date of determination, the average of the closing prices of Acquiror Common Stock as reported on The NASDAQ Stock Market for the twenty (20) consecutive trading days immediately preceding the fifth business day prior to the applicable determination date.

     SECTION 1.7 ADJUSTMENTS FOR DILUTION AND OTHER MATTERS. If prior to the Effective Time, (a) the Company shall declare a stock dividend or distribution upon or subdivide, split up, reclassify or combine the Company Common Stock, or declare a dividend or make a distribution on Company Common Stock in any security convertible into Company Common Stock, or (b) the Acquiror shall declare a stock dividend or distribution upon or subdivide, split up, reclassify or combine Acquiror Common Stock or declare a dividend or make a distribution on Acquiror Common Stock in any security convertible into Acquiror Common Stock, appropriate adjustment or adjustments will be made to the Exchange Ratio.

     SECTION 1.8 EXCHANGE OF CERTIFICATES.

     (a) Exchange Agent. As of the Effective Time, the Acquiror shall deposit, or shall cause to be deposited with an exchange agent chosen by the Acquiror and which is reasonably acceptable to the Company (the "Exchange Agent"), for the benefit of the holders of Shares for exchange in accordance with this Article I, through the Exchange Agent, certificates representing the shares of Acquiror Common Stock, cash in an amount equal to the maximum aggregate total of all Cash Distributions, and cash in lieu of fractional shares (such certificates for shares of Acquiror Common Stock, together with the amount of Cash Distributions and cash payable in lieu of fractional shares and any dividends or distributions with respect to such Acquiror Common Stock are referred to herein as the "Exchange Fund") payable and issuable pursuant to Section 1.6 in exchange for outstanding Shares; provided, however, that the Acquiror need not deposit the Cash Distributions or the cash for fractional shares into the Exchange Fund until such time as such funds are to be distributed by the Exchange Agent.

     (b) Exchange Procedures. No later than five (5) business days after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares which were converted pursuant to Section 1.6 (a "Certificate" or "Certificates"), (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock or a Cash Distribution or both. The foregoing letter of transmittal and instructions shall be subject to prior approval of the Company. Subject to the terms of this
Section 1.8, the letter of transmittal will entitle each holder of Shares to designate which of the holder's Shares are to be converted to Acquiror Common Stock pursuant to clause (x) of Section 1.6(b) (a "Stock Election") and which are to be converted to a Cash Distribution pursuant to clause (y) of Section 1.6(b) (a "Cash Election"); provided, that except as provided in Section 1.8(c) below, under no circumstances may the total number of Shares as to which a Cash Election is made exceed the Twenty Percent Ceiling. Subject to the terms of this
Section 1.8, a holder may make a Stock Election as to some of the holder's Shares and a Cash Election as to other of its Shares; provided further that no holder of Shares may make a Stock Election with respect to fewer than one hundred percent (100%) of its Shares if as a result such holder would receive fewer than one hundred (100) shares of Acquiror Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, and the Exchange Agent will as soon as practicable thereafter (and in no event later than ten (10) business days thereafter) distribute to such holder, a certificate representing that number of whole shares of Acquiror Common Stock or a Cash Distribution or both which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article I (after taking into account all Shares then held by such holder), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Acquiror Common Stock or a Cash Distribution or both may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Acquiror may reasonably direct as indemnity against any claim that may be made against it or the Exchange Agent with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate a certificate representing the proper number of shares of Acquiror Common Stock. Until surrendered as contemplated by this Section 1.8, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Acquiror Common Stock, a Cash Distribution, dividends, cash in lieu of any fractional shares of Acquiror Common Stock as contemplated by Section 1.8(f) and other distributions as contemplated by Section 1.8(c).

     (c) Cash Distributions. Except as provided below, under no circumstances may the total number of Shares as to which a Cash Election is made by all Company shareholders combined exceed the Twenty Percent Ceiling. If the number of Shares as to which a Cash Election is properly requested (taking into account the limitations of Section 1.8(b) above) exceeds the Twenty Percent Ceiling, then the Exchange Agent shall honor the Cash Elections in the chronological order in which they are received by the Exchange Agent, and any Cash Elections that are received after the day on which the total Cash Elections exceed the Twenty Percent Ceiling (the "20% Day") will be disregarded and treated as Stock Elections; provided, that if the total number of Shares as to which Cash Elections are received through the end of the 20% Day is not more than 20.1% of the total number of Shares, then all Cash Elections received on the 20% Day will be honored as Cash Elections. If the total number of Shares as to which Cash Elections are received through the end of the 20% Day is more than 20.1% of the total number of Shares, then the Exchange Agent will reduce each Cash Election received on the 20% Day proportionately as necessary so that the total number of Shares as to which Cash Elections are received through that day is equal to the Twenty Percent Ceiling. In addition to the foregoing limitation, there is hereby established a "Cash Election Termination Date," which date shall be the forty-fifth (45th) day after the Exchange Agent has substantially completed the initial mailing of letters of transmittal in accordance with the provisions of the first sentence of subsection (b), above. Unless the 20% Day shall have occurred before the Cash Election Termination Date, any Cash Election that is received by the Exchange Agent after the Cash Election Termination Date shall be disregarded and treated as a Stock Election, unless such Cash Election (i) if sent via United States mail was sent postage prepaid and was postmarked on or prior to the Cash Election Termination Date; or
(ii) if sent by overnight or commercial courier, is accompanied by evidence that it was sent on or prior to the Cash Election Termination Date.

     (d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby, and no Cash Distribution or cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.8(f), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable Laws, following surrender of any such Certificate exchanged for Acquiror Common Stock, there shall be paid to the holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Acquiror Common Stock to which such holder is entitled pursuant to Section 1.8(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Acquiror Common Stock, and
(ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Acquiror Common Stock.

     (e) No Further Rights in the Shares. All shares of Acquiror Common Stock issued and cash paid upon conversion of the Shares in accordance with the terms hereof (including any Cash Distribution or cash paid pursuant to Section 1.8(f)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares.

     (f) No Fractional Shares. No certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interest will not entitle the owner thereof to vote or to any rights of a shareholder of the Acquiror. Each holder of a fractional share interest shall be paid an amount in cash equal to the product obtained by multiplying such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by the Acquiror Average Price as of the Effective Time. As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Acquiror shall make available such amounts (without interest) to such holders of such fractional share interests.

     (g) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former shareholders of the Company for two (2) years after the Effective Time shall be delivered to the Acquiror, upon demand, and any former shareholders of the Company who have not theretofore complied with this Article I shall thereafter look only to the Acquiror to claim their shares of Acquiror Common Stock, their Cash Distribution, any cash in lieu of fractional shares of Acquiror Common Stock and any dividends or distributions with respect to Acquiror Common Stock, in each case without interest thereon, and subject to Section 1.8(h).

     (h) No Liability. Neither the Acquiror nor the Company shall be liable to any former holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash or other payment delivered to a public official pursuant to any abandoned property, escheat or similar laws.

     (i) Withholding Rights. The Acquiror shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Shares such amounts as the Acquiror is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Acquiror, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the Shares in respect of which such deduction and withholding were made by the Acquiror.

     SECTION 1.9 STOCK TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of the Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such Shares except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Acquiror for any reason shall be converted into shares of Acquiror Common Stock and cash in lieu of fractional shares in accordance with this Article I.

     SECTION 1.10 THE BANK MERGER.

     (a) Merger. Following the Effective Time, Ledger Bank ("Company Bank") shall be merged and consolidated with and into AnchorBank ("Acquiror Bank") under the Charter and By-Laws of Acquiror Bank (the "Bank Merger"), pursuant to the provisions of, and with the effect provided in, applicable Law, and Acquiror Bank shall be the surviving bank and the separate existence of Company Bank shall thereupon cease (the term "Surviving Bank" shall refer to Acquiror Bank following the Bank Merger). Subject to terms and upon satisfaction of all requirements of law and the conditions specified herein, the Bank Merger shall become effective on such date as shall be designated by the Acquiror following the Effective Time and subsequent to the receipt of approvals from all applicable governmental authorities authorizing the consolidation (the "Bank Merger Effective Date").

     (b) Surviving Bank.

          (i) The Surviving Bank shall continue the banking business of Company Bank in the current locations of Company Bank as branch offices of the Surviving Bank.

          (ii) The principal office of the Surviving Bank shall be the principal office of Acquiror Bank.

          (iii) At and as of the Bank Merger Effective Date, the Charter and By-Laws of Acquiror Bank, as in effect immediately prior to the Bank Merger Effective Date, shall be the Charter and By-Laws of the Surviving Bank until thereafter amended as provided by law.

          (iv) On the Bank Merger Effective Date, the Surviving Bank shall have capital surplus equal to that of Company Bank and Acquiror Bank combined, immediately prior to the Bank Merger and undivided profits, including capital reserves, which, when combined with the capital and surplus, will be equal to the capital structure of Company Bank and Acquiror Bank as of the date hereof, adjusted, however, for normal earnings, expenses and any Merger-related expenses and charges (including any charges and expenses incurred pursuant to any Company repurchase program under Section 6.11) between the date hereof and the Bank Merger Effective Date.

          (v) As of the Bank Merger Effective Date, the Board of Directors of Acquiror Bank in effect immediately prior to the Bank Merger shall continue to serve as the Board of Directors of the Surviving Bank until such time as their successors have been elected and have qualified.

     (c) Corporate Existence; Assets and Liabilities of Surviving Bank. Upon the Bank Merger Effective Date:

          (i) All rights, franchises and interests of Company Bank in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Bank Merger without any deed or other transfer, and the Surviving Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations, nominations, and all other rights and interest as trustee, executor, administrator, registrar of stocks and bonds, guardians of estates, assignee, and receiver of estates of incompetents, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Company Bank immediately prior to the Bank Merger.

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          (ii) The Surviving Bank shall be liable for all of the liabilities of
     Company Bank and all deposits, debts, liabilities, obligations and contracts of Company Bank, matured or unmatured, whether insured, obsolete, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account, or records of Company Bank shall be those of the Surviving Bank and shall not be relieved or canceled by the Bank Merger and all rights of creditors and obligees, and all liens on property of Company Bank shall be preserved and unimpaired. All assets of Company Bank, as they exist at and as of the Bank Merger Effective Date, shall pass to and vest in the Surviving Bank, without any conveyance or other transfer; and the Surviving Bank shall be responsible for all liabilities of Company Bank of every kind and description existing as of the Bank Merger Effective Date.

          (iii) At any time after the Bank Merger Effective Date, the officers of the Surviving Bank may, in the name of Company Bank, execute and deliver all such deeds, assignments and other instruments and take or cause to be taken all such further or other action as the Surviving Bank may deem necessary or desirable in order to vest, perfect or confirm in the Surviving Bank title to and possession of all of Company Bank's property, rights, privileges, immunities, powers, purposes and otherwise to carry out the purposes hereof.

          (iv) The liquidation account established by Company Bank pursuant to the plan of conversion adopted in connection with its conversion from mutual to stock form shall continue to be maintained by the Surviving Bank after the Bank Merger Effective Date for the benefit of those persons and entities who were savings account holders of Company Bank on Company Bank's eligibility record date and who continue from time to time to have rights therein.

          ARTICLE II -- REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in the Disclosure Schedule delivered by the Company to Acquiror prior to execution of this Agreement (the "Company Disclosure Schedule"), the Company hereby represents and warrants to the Acquiror that:

     SECTION 2.1 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.

     (a) The Company is a corporation duly organized and validly existing under the laws of the State of Wisconsin, and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Each subsidiary of the Company ("Company Subsidiary" or, collectively, "Company Subsidiaries") is a state-chartered savings bank or a corporation duly organized and validly existing under the laws of the state of its organization or incorporation. Each of the Company and the Company Subsidiaries has the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Company Approvals") necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, including, without limitation, appropriate authorizations from Federal Reserve Board ("FRB"), the Federal Deposit Insurance Corporation (the "FDIC") and the Wisconsin Department of Financial Institutions ("DFI"), and neither the Company nor any Company Subsidiary has received any notice of proceedings relating to the revocation or modification of any Company Approvals, except in each case where the failure to be so existing or to have such power, authority, Company Approvals and revocations or modifications would not, individually or in the aggregate, have a Material Adverse Effect (as defined in Section 9.4(d)) on the Company and the Company Subsidiaries, taken as a whole.

     (b) The Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where such failures to be so duly qualified or licensed and in good standing would not, either individually or in the aggregate, have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

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     (c) A true and complete list of all of the Company Subsidiaries, together with (i) the Company's percentage ownership of each Company Subsidiary and (ii) laws under which such Company Subsidiary is incorporated, is set forth on
Section 2.1(c) of the Company Disclosure Schedule delivered by the Company to the Acquiror prior to the execution of this Agreement. Except as set forth on
Section 2.1(c) of the Company Disclosure Schedule, the Company and/or one or more of the Company Subsidiaries owns beneficially and of record all of the outstanding shares of capital stock of each of the Company Subsidiaries. Except as set forth on Section 2.1(c) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interests in, or any interests convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity other than in the ordinary course of business, and in no event in excess of 5% of the outstanding equity securities of such entity.

     SECTION 2.2 ARTICLES OF INCORPORATION AND BY-LAWS. The Company has heretofore furnished to the Acquiror a complete and correct copy of the Articles of Incorporation and the By-Laws, as amended or restated, of the Company ("Company Articles" or "Company By-Laws") and each Company Subsidiary. Such Articles of Incorporation and By-Laws of the Company and each Company Subsidiary are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its Articles of Incorporation or By-Laws.

     SECTION 2.3 CAPITALIZATION. The authorized capital stock of the Company consists of eight million (8,000,000) shares of Company Common Stock. As of the date of this Agreement, (a) 3,162,500 shares of Company Common Stock are issued, with 2,437,141 outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, except as provided by Section 180.0622(2)(b) of the WBCL (such section, including judicial interpretations thereof and of Section 180.40(6), its predecessor statute, are referred to herein as "Section 180.0622(2)(b) of the WBCL"), and were not issued in violation of any preemptive right of any Company shareholder, (b) 725,359 shares of Company Common Stock are held in the treasury of the Company, (c) 18,462 shares of Company Common Stock are issued but not granted (and will not be granted or otherwise awarded) under the Company's Management Recognition and Retention Plan ("MRRP"), (d) 321,280 shares of Company Common Stock are reserved for issuance (but will not be issued) pursuant to outstanding employee stock options issued pursuant to the Company's equity incentive plans, and (e) 484,991 shares of Company Common Stock are reserved for future issuance under the Stock Option Agreement. Except as set forth in clauses (d) and (e) above, there are no options, warrants or other rights, agreements, arrangements or commitments of any character pursuant to which the Company or any Company Subsidiary is a party, including without limitation voting agreements or arrangements, relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary, other than pursuant to a Shareholder Rights Agreement, entered into as of February 21, 1997, between the Company and Firstar Trust Company and as disclosed in Section
2.3 of the Company Disclosure Schedule. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and non-assessable, except as otherwise provided by Section 180.0622(2)(b) of the WBCL. There are no obligations, contingent or otherwise, of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or any other entity, except for loan commitments and other funding obligations entered into in the ordinary course of business and except as required under the Stock Option Agreement and under currently existing stock option agreements. Each of the outstanding shares of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and non-assessable, except as provided by Section 180.0622(2)(b) of the WBCL and in the case of Wisconsin state savings banks, Section 214.775 of the Wisconsin Statutes, and was not issued in violation of any preemptive rights of any Company Subsidiary shareholder, and except as set forth on Section 2.3 of the Company Disclosure Schedule, all such shares owned by the Company or another Company Subsidiary

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are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations of the Company's voting rights, charges or other encumbrances of any nature whatsoever.

     SECTION 2.4 AUTHORITY. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by the Company's shareholders in accordance with the WBCL and the Company Articles and Company By-Laws and the receipt of requisite regulatory approvals). The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by the Company's shareholders in accordance with the WBCL and the Company Articles and Company By-Laws). This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of the Company and, assuming due authorization, execution and delivery by the Acquiror, is enforceable against the Company in accordance with its terms, except as enforcement may be limited by laws affecting insured depository institutions, general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

     SECTION 2.5 NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

     (a) Except as set forth in Section 2.5 of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the transactions contemplated hereby by the Company shall not, (i) conflict with or violate the Company Articles or Company By-Laws or the Articles of Incorporation or By-Laws of any Company Subsidiary,
(ii) conflict with or violate any domestic (federal, state or local) or foreign law, statute, ordinance, rule, regulation, order, judgment or decree (collectively, "Laws") applicable to the Company or any Company Subsidiary or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, require the giving of notice to, or the consent of, any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or its or any of their respective properties is bound or affected, except in the case of clause (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole.

     (b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities or blue sky laws ("Blue Sky Laws"), the BHC Act, the Wisconsin Department of Financial Institutions ("WDFI") and the filing of appropriate merger or other documents as required by the WBCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger or the Bank Merger or otherwise prevent the Company from performing its obligations under this Agreement and would not have a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole.

     SECTION 2.6 COMPLIANCE; PERMITS. Except for any conflicts, defaults or violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company or the Company Subsidiaries taken as a whole, neither the Company nor any Company Subsidiary is in conflict with, or in

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default or violation of, (a) any Law applicable to the Company or any Company
Subsidiary or by which its or any of their respective properties is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or its or any of their respective properties is bound or affected.

     SECTION 2.7 ENVIRONMENTAL MATTERS.

     (a) Except as set forth in Section 2.7 of the Company Disclosure Schedule,
(i) neither the Company nor any Company Subsidiary has caused there to be, nor are there, any Hazardous Substances (as hereinafter defined in this Section 2.7) in, on or under any of the Company Real Property (as hereinafter defined in this Section 2.7); (ii) none of such Company Real Property has been designated, restricted or investigated by any governmental authority or third party as a result of the actual or suspected presence, spillage, leakage, discharge or other emission of Hazardous Substances; (iii) no Hazardous Substances have been generated, used, stored, treated, manufactured, refined, handled, produced or disposed of in, on or under, and no Hazardous Substances have been transported, released or disposed of at, from or to, any of such Company Real Property by the Company or any Company Subsidiary or by any persons or agents operating under the control, direction and supervision of the Company or any Company Subsidiary, including, without limitation, all employees, agents and contractors of the Company and any Company Subsidiary; and (iv) neither the Company nor any Company Subsidiary has received, nor has any of the Company Real Property been the subject of, any written or oral governmental notice, order, inquiry, investigation, environmental audit or assessment or any lien, encumbrance, decree, easement, covenant, restriction, servitude or proceeding (including, without limitation, the recording or filing of any deed notice, deed restriction or lien) concerning, or arising by reason of, the actual or suspected presence, spillage, leakage, discharge, disposal or other emission of any Hazardous Substance in, on, under, around, about or in the vicinity of, or the transportation of any Hazardous Substance at, from or to, any of such Company Real Property.

     (b) Except as disclosed in Section 2.7 of the Disclosure Schedule: (i) Neither the Company or any Company Subsidiary nor any Company Real Property (including storage tanks or other impoundment vessels, whether above or below ground) are in violation of, or subject to any liabilities as a result of any past or current violations of or noncompliance with, any existing federal, state or local law (including common law), statute, ordinance, rule or regulation of any federal, state or local governmental authority relating to pollution or protection of the environment, including, without limitation, statutes, laws, ordinances, rules and regulations relating to the emission, generation, discharge, spillage, leakage, storage, off-site dumping, release or threatened release of Hazardous Substances into ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, "Environmental Laws"), in any case except for violations or liabilities which would not, either individually or in the aggregate, have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole; and (ii) no material expenditures are required in connection with the operation of the Company's business as presently conducted in order to comply with any Environmental Laws or with any enacted but prospectively effective Environmental Laws. Except as disclosed in Section 2.7 of the Company Disclosure Schedule, the Company, all Company Subsidiaries and the Company Real Property have passed all inspections conducted by applicable governmental authorities and regulatory bodies in connection with the matters described in the preceding sentence. The Company and all Company Subsidiaries have all approvals, authorizations, consents, licenses, orders and permits of all governmental and regulatory authorities required under any Environmental Laws (collectively, "Environmental Permits"), except where noncompliance would not, either individually or in the aggregate, have a Material Adverse Effect on the Company or on the Company Subsidiaries taken as a whole. Each of the Environmental Permits is in full force and effect. The Company and all Company Subsidiaries have complied with all of the terms, conditions and requirements imposed by each of the Environmental Permits. All cleanup, removal and other remediation activities carried out by the Company or any Company Subsidiary or by agents of the Company or any Company Subsidiary at the Company Real Property have been conducted in material compliance with all

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applicable Environmental Laws, and there is no basis for liability on the part of the Company or any Company Subsidiary as a result of such activities.

     (c) For purposes of this Agreement, the term "Hazardous Substance" shall mean any product, substance, chemical, contaminant, pollutant, effluent, emission, waste or other material which, or the presence, nature, quantity and/or concentration or toxicity or existence, use, manufacture, disposal, transportation, emission, discharge, spill, release or effect of which, either by itself or in combination with other materials located on or associated with any of the Company Real Property, is defined or listed in, regulated or monitored by, or otherwise classified pursuant to, any statute, law, ordinance, rule or regulation applicable to the Company Real Property as "solid waste," "hazardous substances," "hazardous materials," "hazardous wastes," "infectious wastes" or "toxic substances." Hazardous Substances shall include, but not be limited to, (i)(A) any "hazardous substance" as defined in the Comprehensive Environmental Response, Compensation and Liability Act, (B) any "regulated substance" as defined in the Solid Waste Disposal Act, (C) any substance subject to regulation pursuant to the Toxic Substances Control Act, and (D) any hazardous substance as defined in Section 292.01(5) Wis. Stats., in each case as such laws are now in effect or may be amended through the Closing Date and any rule, regulation or administrative or judicial policy statement, guideline, order or decision under such laws, (ii) petroleum and refined petroleum products, (iii) asbestos and asbestos-containing products, (iv) flammable explosives, (v) radioactive materials, and (vi) radon.

     (d) For purposes of this Agreement, the term "Company Real Property" means all real property (whether owned or leased) at which the operations of the Company or any Company Subsidiary are or at any time during the ten (10) years preceding the date of this Agreement were conducted and real property which is otherwise held as of the Effective Time as "real estate owned" (REO) as a result of default by the borrower and subsequent foreclosure by the Company or any Company Subsidiary.

     SECTION 2.8 MATERIAL CONTRACTS. Except as disclosed in Section 2.8 of the Company Disclosure Schedule, and except as included as exhibits in the Company SEC Reports (as defined in Section 2.11), neither the Company nor any Company Subsidiary is a party to or obligated under any contract, agreement or other instrument or understanding which is not terminable by the Company or Company Subsidiary without additional payment or penalty within ninety (90) days and obligates the Company or any Company Subsidiary for payments or other consideration with a value in excess of $50,000, or would require disclosure by Company pursuant to Item 601(b)(10) of Regulation S-K under the Exchange Act. Further, each contract which is material to the business of the Company and the Company Subsidiaries is in full force and effect; neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any other party, is in default under any such contract, and no event has occurred which constitutes, or with the lapse of time or the giving of notice or both would constitute, a default by the Company or any Company Subsidiary or, to the knowledge of the Company, by any other party, under any such contract; and there are no material disputes or disagreements between the Company or any Company Subsidiary and any other party with respect to any such contract.

     SECTION 2.9 AGREEMENTS WITH REGULATORY AGENCIES. Except as set forth on
Section 2.9 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been a recipient of any supervisory letter from, or has adopted any board resolutions at the request of the FRB, the FDIC, DFI or any other applicable federal or state regulatory agency having jurisdiction over the Company or any Company Subsidiary or its business ("Regulatory Agency"), that currently restricts the conduct of its business or that relates to its capital adequacy, compliance with laws, its credit policies, its management or its business (each a "Regulatory Agreement"), nor has the Company or any Company Subsidiary been advised by any Regulatory Agency that it is considering issuing or requesting any such Regulatory Agreement.

     SECTION 2.10 LOAN LOSS RESERVES. The reserves for possible loan losses shown on the May 31, 2001 call reports filed with a Regulatory Agency for the Company's Subsidiaries are adequate in all material

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respects to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of May 31, 2001.

     SECTION 2.11 SECURITIES AND BANKING REPORTS; FINANCIAL STATEMENTS.

     (a) The Company and each Company Subsidiary have filed all forms, reports and documents required to be filed with:

          (i) the Securities and Exchange Commission (the "SEC") since June 30, 1998, and as of the date of this Agreement the Company has delivered to the Acquiror (A) its Annual Reports on Form 10-K for the fiscal years ended June 30, 1998, 1999 and 2000, respectively, (B) its Quarterly Reports on Form 10-Q for the periods ended September 30, 2000 and December 31, 2000,
     (C) all proxy statements relating to the Company's meetings of shareholders (whether annual or special) held since June 30, 1998, (D) all Current Reports on Form 8-K filed by the Company with the SEC since June 30, 1998,
     (E) all other reports or registration statements (other than Quarterly Reports on Form 10-Q not referred to in clause (B) above) filed by the Company with the SEC since June 30, 1998 and (F) all amendments and supplements to all such reports and registration statements filed by the Company with the SEC since June 30, 1998 (collectively, the "Company SEC Reports"); and

          (ii) the FRB, DFI, the FDIC and any other applicable federal or state securities or banking authorities (all such reports and statements are collectively referred to with the Company SEC Reports as the "Company Reports"). The Company Reports, including all Company Reports filed after the date of this Agreement, (x) were or will be prepared in all material respects in accordance with the requirements of applicable Law and (y) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports, including any Company SEC Reports filed since the date of this Agreement and prior to or on the Effective Time, has been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof and the consolidated results of its operations and changes in financial position for the periods indicated, except that any unaudited interim financial statements were or are subject to normal and recurring year-end adjustments and footnotes.

     (c) Except for (i) those liabilities that are fully reflected or reserved against in the financial statements that are contained in the Company SEC Reports, (ii) liabilities disclosed in Section 2.11 of the Company Disclosure Schedule, (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2000, and (iv) any liabilities that may be incurred in connection with the Merger (including charges related to the repayment of the outstanding ESOP loan, charges incurred in connection with funding of contractual benefit obligations to employees, any share repurchase pursuant to Section 6.11 and any charges the Company may be requested to take by Acquiror), neither the Company nor any Company Subsidiary has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

     SECTION 2.12 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or set forth in Section 2.12 of the Company Disclosure Schedule and except for the transactions contemplated by this Agreement, since December 31, 2000, to the date of this Agreement, the Company and the Company Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 2000, there has not been (a) any change in the financial condition, results of operations or business of the Company and any of the Company Subsidiaries having a Material Adverse Effect on the Company and

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the Company Subsidiaries taken as a whole, (b) any damage, destruction or loss
(whether or not covered by insurance) with respect to any assets of the Company or any of the Company Subsidiaries having a Material Adverse Effect on Company and the Company Subsidiaries taken as a whole, (c) any change by the Company in its accounting methods, principles or practices, (d) any revaluation by the Company of any of its assets in any material respect, (e) to the date of this Agreement, any entry by the Company or any of the Company Subsidiaries into any commitment or transactions material to the Company and the Company Subsidiaries taken as a whole, except in connection with the Merger, or (f) except for regular quarterly cash dividends on Company Common Stock with usual record and payment dates, to the date of this Agreement, any declaration, setting aside or payment of any dividends or distributions in respect of shares of Company Common Stock or any redemption, purchase or other acquisition of any of its securities or any of the securities of any Company Subsidiary.

     SECTION 2.13 ABSENCE OF LITIGATION.

     (a) Except as set forth in Section 2.13 of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is a party to any, and there are no pending or threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of the Company Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

     (b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon the Company, any of the Company Subsidiaries or the assets of the Company or any of the Company Subsidiaries which has had a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

     SECTION 2.14 EMPLOYEE BENEFIT PLANS.

     (a) Plans of the Company. Section 2.14(a) of the Company Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all material employment, termination, severance or other employment contracts or employment agreements, with respect to which the Company or any Company Subsidiary has any obligation (collectively, the "Company Plans").

     The Company has furnished or made available to the Acquiror a complete and accurate copy of each Company Plan (or a description of the Company Plans, if the Company Plans are not in writing) and a complete and accurate copy where applicable, of (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed IRS Forms 5500 and related schedules, and (iv) the most recently issued IRS determination letter for each such Plan. With respect to the Company's existing supplemental executive retirement plans, captioned the "Supplemental Compensation Agreement By and Among West Allis Savings Bank, Hallmark Capital Corporation and James D. Smessaert" and "Supplemental Compensation Agreement By and Among West Allis Savings Bank, Hallmark Capital Corporation and Peter A. Gilbert" (the "SERPs"): (a) The Company has provided to the Acquiror true, correct and complete copies of all agreements, instruments and documents pursuant to which the SERPs are constituted or under which the Company has any liability or obligations relating to the SERPs, and of the most recently available copies of those materials provided by the insurers or their agents which relate to any insurance policy or program or other funding vehicle designed to provide a source of funds from which to pay the benefits due under the SERPs (the "Insurance"), and to the extent not readily available from the Company's records, the Company will use its best efforts to acquire such policies and information from applicable insurance companies and their agents prior to Closing; (b) the total premiums remaining to be paid from and after the date of this Agreement under the Insurance (a) are not greater than three payments of $527,000 each, due on July 1, 2001, July 1, 2002, and the last of such premiums due on July 1, 2003; (c) the Present Value of Benefits
                                       A-13
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(defined below) is equal to the liability therefor as recorded in the financial records of the Company, prior to any accelerated liability accrual required to reflect the change in control contemplated by this Agreement; (d) the Present Value of Funding (defined below) is equal to the asset as recorded in the financial records of the Company; (e) forecasted increases in cash surrender values of the policies constituting the Insurance as indicated in schedules provided to the Acquiror represent current best estimates based on information provided to the Company by applicable insurance companies and their agents; and
(f) none of the Insurance is a "Modified Endowment Contract" as defined in
Section 7702A of the Code. As used herein, Present Value of Benefits means the sum of the present value of each of the cash payments to be made to the beneficiaries under the SERPs, using a payment period of the greater of 20 years or for the expected life of the beneficiary from time to time as indicated in the "1983 Group Annuity Tables for Males" after discounting each payment to its present value of the date of this Agreement at a discount rate of five and one-half percent (5.5%) per annum (compounded annually); and Present Value of Funding means the sum of the combined cash surrender value from time to time of all policies constituting the Insurance (taking into account any amounts required to be retained in any of the insurance policies constituting the Insurance to satisfy obligations under the split dollar insurance agreements under which such policies are or may be held, including any portion of the death benefit that is payable to the beneficiaries), and assuming that all premiums on the Insurance are paid when and as due, assuming a projected rate of growth of the cash surrender value of the Insurance at its guaranteed minimum rate, and further assuming that the beneficiaries achieve life expectancy equal to that indicated in the policies constituting the Insurance.

     (b) Absence of Certain Types of Plans. No member of the Company's "controlled group," within the meaning of Section 4001(a)(14) of ERISA, maintains or contributes to, or within the five years preceding the date of this Agreement has maintained or contributed to, an employee pension benefit plan subject to Title IV of ERISA. Except as disclosed in Section 2.14(b) of the Company Disclosure Schedule, none of the Company Plans obligates the Company or any of the Company Subsidiaries to pay material separation, severance, termination or similar-type benefits (or provides for enhanced or accelerated benefits) solely as a result of any transaction contemplated by this Agreement or as a result of a "change in control," within the meaning of such term under
Section 280G of the Code. Except as disclosed in Section 2.14(b) of the Company Disclosure Schedule, or as required by group health continuation rights under
Section 4980B of the Code or similar state law ("COBRA" rights), none of the Company Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director or life insurance benefits to any current or former employee, officer or director of the Company or any of the Company Subsidiaries. Each of the Company Plans is subject only to the laws of the United States or a political subdivision thereof.

     (c) Compliance with Applicable Laws. Except as disclosed in Section 2.14(c) of the Company Disclosure Schedule, each Company Plan has been operated in all respects in accordance with the requirements of all applicable Law and all persons who participate in the operation of such Company Plans and all Company Plan "fiduciaries" (within the meaning of Section 3(21) of ERISA) have acted in accordance with the provisions of all applicable Law, except where such violations of applicable Law would not, individually or in the aggregate, have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole. The Company and the Company Subsidiaries have performed all obligations required to be performed by any of them under, are not in any respect in default under or in violation of, and the Company and the Company Subsidiaries have no knowledge of any default or violation by any party to, any Plan, except where such failures, defaults or violations would not, individually or in the aggregate, have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

     (d) Qualification of Certain Plans. Except as disclosed in Section 2.14(d) of the Company Disclosure Schedule, each Company Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code (including each trust established in connection with such a Plan that is intended to be exempt from Federal income taxation under Section 501(a) of the
Code) has received a favorable determination letter from the IRS (as defined herein) that it is so qualified, and, except as

                                       A-14
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disclosed in Section 2.14(d) of the Company Disclosure Schedule, no event has occurred since the date of such determination letter that would affect adversely the qualified status of any such Plan. Except as disclosed in Section 2.14(d) of the Company Disclosure Schedule, no trust maintained or contributed to by the Company or any of the Company Subsidiaries is intended to be qualified as a voluntary employees' beneficiary association or is intended to be exempt from Federal income taxation under Section 501(c)(9) of the Code.

     (e) Absence of Certain Liabilities and Events. Except for matters disclosed in Section 2.14(e) of the Company Disclosure Schedule, there has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. The Company and each of the Company Subsidiaries has not incurred any liability for any excise tax arising under Section 4972 or 4980B of the Code that would individually or in the aggregate have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

     (f) Plan Contributions. All contributions, premiums or payments required to be made prior to the Effective Time with respect to any Company Plan will have been made on or before the Effective Time.

     (g) Stock Options. Section 2.14(g) of the Company Disclosure Schedule sets forth a true and complete list of each current or former employee, officer or director of the Company or any Company Subsidiary who holds any option to purchase Company Common Stock as of the date of this Agreement, together with the number of shares of Company Common Stock subject to such option, the date of grant of such option, the plan under which the options were granted, the option price of such option, whether such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code, and the expiration date of such option. The vesting of all such options will be accelerated as a result of, and shall occur as of the Effective Time of, the Merger.

     (h) Employment Contracts. Except as disclosed in Section 2.14(h) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any employment, severance, consulting or other similar contracts with any employees, consultants, officers or directors of the Company or any of the Company Subsidiaries. Section 2.14(h) of the Company Disclosure Schedule also sets forth the terms of the agreements presently in effect between the Company and those individuals who are emeritus members of the Company's Board of Directors. Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreements.

     SECTION 2.15 REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS. The information supplied by the Company for inclusion in the Registration Statement (referred to in Section 6.1) shall not at the time such Registration Statement is declared effective contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus to be sent to the shareholders of the Company in connection with the meeting of the Company's shareholders to consider the Merger (the "Company Shareholders' Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement/Prospectus") shall not at the date the Proxy Statement/ Prospectus (or any amendment thereof or supplement thereto) is first mailed to shareholders, at the time of the Company Shareholders' Meeting and at the Effective Time, be false or misleading with respect to any material fact required to be stated therein, or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event relating to the Company or any of its affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/ Prospectus, the Company shall promptly inform the Acquiror. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information about, or supplied or omitted by, the Acquiror which is contained in any of the foregoing documents.

     SECTION 2.16 TAXES. The Company and the Company Subsidiaries have timely filed all material Tax Returns (as defined below) required to be filed by them, and the Company and the Company Subsidiaries
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have timely paid and discharged all material Taxes (as defined below) due in connection with or with respect to the filing of such Tax Returns, except such as are being contested in good faith by appropriate proceedings and with respect to which the Company is maintaining reserves adequate for their payment. The liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. For purposes of this Agreement, "Tax" or "Taxes" shall mean taxes, charges, fees, levies, and other governmental assessments and impositions of any kind, payable to any federal, state, local or foreign governmental entity or taxing authority or agency, including, without limitation, (i) income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (ii) customs duties, imposts, charges, levies or other similar assessments of any kind, and (iii) interest, penalties and additions to tax imposed with respect thereto; and "Tax Returns" shall mean returns, reports, and information statements with respect to Taxes required to be filed with the United States Internal Revenue Service (the "IRS") or any other governmental entity or taxing authority or agency, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns. Except as otherwise disclosed in Section 2.16 of the Company's Disclosure Schedule, neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits, administrative proceedings or court proceedings, any deficiency or claim for additional Taxes. Except as otherwise disclosed in Section 2.16 of the Company's Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. Except as otherwise disclosed in Section 2.16 of the Company's Disclosure Schedule and except for statutory liens for current taxes not yet due, there are no material tax liens on any assets of the Company or any of the Company Subsidiaries. Except as otherwise disclosed in Section 2.16 of the Company's Disclosure Schedule neither the Company nor any of the Company Subsidiaries has received a ruling or entered into an agreement with the IRS or any other taxing authority that would have a Material Adverse Effect on the Company or the Company Subsidiaries, taken as a whole, after the Effective Time. Except as otherwise disclosed in Section 2.16 of the Company's Disclosure Schedule, no agreements relating to allocating or sharing of Taxes exist among the Company and the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries has made an election under Section 341(f) of the Code.

     SECTION 2.17 BROKERS. Except as disclosed in Section 2.17 of the Company Disclosure Schedule, no broker, finder or investment banker (other than William Blair & Company, L.L.C. ("Blair")) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company. Prior to the date of this Agreement, the Company has furnished to Acquiror a complete and correct copy of all agreements between Blair and the Company pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereunder.

     SECTION 2.18 TAX MATTERS. Neither the Company nor any of its affiliates has through the date of this Agreement taken or agreed to take or omitted to take any action which action or omission would prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

     SECTION 2.19 VOTE REQUIRED. The affirmative vote of a majority of the votes that holders of the outstanding shares of Company Common Stock are entitled to cast is the only vote of the holders of any class or series of the Company capital stock necessary to approve the Merger.

     SECTION 2.20 DISCLOSURE SCHEDULE, MATERIALITY.

     The inclusion of any matters or items on the Company Disclosure Schedule shall not constitute an acknowledgement by the Company (or evidence) as to the materiality or Material Adverse Effect of any matter or item so disclosed.

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         ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR

     Except as set forth in the Disclosure Schedule delivered by the Acquiror to the Company prior to execution of this Agreement (the "Acquiror Disclosure Schedule"), the Acquiror hereby represents and warrants to the Company that:

     SECTION 3.1 ORGANIZATION AND QUALIFICATION.

     (a) The Acquiror is a corporation duly organized and validly existing under the laws of the State of Wisconsin, and is registered as a savings and loan holding company under the Home Owners Loan Act, as amended ("HOLA"). The Acquiror is current in all filings necessary to maintain its corporate existence under Wisconsin law. Each subsidiary of the Acquiror (an "Acquiror Subsidiary" and collectively the "Acquiror Subsidiaries") is a federally-chartered savings association or a corporation duly organized and validly existing under the laws of the state of its organization or incorporation. The Acquiror has the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Acquiror Approvals") necessary to own, lease and operate its respective properties and to carry on its respective business as now being conducted, including, without limitation, appropriate authorizations from the FDIC and the Office of Thrift Supervision ("OTS"), and neither the Acquiror nor any Acquiror Subsidiary has received any notice of proceedings relating to the revocation or modification of any Acquiror Approvals, except in each case where the failure to be so existing or to have such power, authority, Acquiror Approvals and revocations or modifications would not, individually or in the aggregate, have a Material Adverse Effect (as defined in Section 9.4(d)) on the Acquiror and the Acquiror Subsidiaries, taken as a whole.

     SECTION 3.2 ARTICLES OF INCORPORATION AND BY-LAWS. The Acquiror has previously furnished to the Company a complete and correct copy of the Articles of Incorporation and the By-Laws, as amended or restated, of the Acquiror ("Acquiror Articles" or "Acquiror By-Laws") and each Acquiror Subsidiary. Such Articles of Incorporation and By-Laws of the Acquiror and each Acquiror Subsidiary are in full force and effect. Neither the Acquiror nor any Acquiror Subsidiary is in violation of any of the provisions of its Articles of Incorporation or By-Laws.

     SECTION 3.3 CAPITALIZATION.

     (a) The authorized capital stock of the Acquiror consists of 100,000,000 shares of Acquiror Common Stock and 5,000,000 shares of preferred stock, $0.10 par value of Acquiror ("Acquiror Preferred Stock"). As of the date of this Agreement, (i) 25,363,339 shares of Acquiror Common Stock are issued, with 22,760,567 outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, except as provided by Section 180.0622(2)(b) of the WBCL, and were not issued in violation of any preemptive right of any Acquiror shareholder, (ii) 2,602,772 shares of Acquiror Common Stock are held in the treasury of the Acquiror, and (iii) 940,925 shares of Acquiror Common Stock are reserved for future issuance pursuant to outstanding employee stock options issued pursuant to the Acquiror's stock option plans. As of the date of this Agreement, no shares of Acquiror Preferred Stock are issued and outstanding. Except as set forth in clause (iii), above, there are no options, warrants or other rights, agreements, arrangements or commitments of any character, including without limitation voting agreements or arrangements, relating to the issued or unissued capital stock of the Acquiror or obligating the Acquiror to issue or sell any shares of capital stock of, or other equity interests in, the Acquiror, other than pursuant to the Rights Agreement, dated July 22, 1997, by and between the Acquiror and U.S. Bank (as successor to Firstar Trust Company) and as disclosed in Section 3.3 of the Acquiror Disclosure Schedule. All shares of Acquiror Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and non-assessable, except as otherwise provided by Section 180.0622(2)(b) of the WBCL. There are no obligations, contingent or otherwise, of the Acquiror to repurchase, redeem or otherwise acquire any shares of Acquiror Common Stock or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) or any other entity, except for loan commitments and other funding obligations entered into in the ordinary course of business.

     (b) The shares of Acquiror Common Stock to be issued pursuant to the Merger will, upon issuance in accordance with the provisions of this Agreement, be duly authorized, validly issued, fully paid and non-assessable, except as otherwise provided by Section 180.0622(2)(b) of the WBCL.

     SECTION 3.4 AUTHORITY. The Acquiror has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby (other than the receipt of requisite regulatory approvals). The execution and delivery of this Agreement by the Acquiror and the consummation by the Acquiror of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Acquiror are necessary to authorize this Agreement or to consummate the transactions so contemplated hereby. This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of the Acquiror and, assuming due authorization, execution and delivery by the Company, is enforceable against the Acquiror in accordance with its terms, except as enforcement may be limited by laws affecting insured depository institutions, general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

     SECTION 3.5 NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

     (a) The execution and delivery of this Agreement by the Acquiror does not, and the performance of this Agreement and the transactions contemplated hereby by the Acquiror shall not, (i) conflict with or violate the Acquiror Articles or Acquiror By-Laws, (ii) conflict with or violate any Laws applicable to the Acquiror or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, require the giving of notice to, or the consent of, any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Acquiror pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Acquiror is a party or by which the Acquiror or its properties is bound or affected, except in the case of clause (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on the Acquiror and the Acquiror Subsidiaries taken as a whole.

     (b) The execution and delivery of this Agreement by the Acquiror does not, and the performance of this Agreement by the Acquiror shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the HOLA, the BHC Act [the HSR Act], the banking laws of the State of Wisconsin (the "WBL") and the filing of appropriate merger or other documents as required by the WBCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger or otherwise prevent the Acquiror from performing its obligations under this Agreement, and would not have a Material Adverse Effect on the Acquiror and the Acquiror Subsidiaries taken as a whole.

     SECTION 3.6 COMPLIANCE; PERMITS. Except for any such conflicts, defaults or violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Acquiror and the Acquiror Subsidiaries, taken as a whole, neither the Acquiror nor any Acquiror Subsidiary is in conflict with, or in default or violation of, (a) any Law applicable to the Acquiror or any Acquiror Subsidiary or by which it or its properties are bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Acquiror or any Acquiror Subsidiary is a party or by which the it or its properties is bound or affected.

     SECTION 3.7 SECURITIES AND BANKING REPORTS; FINANCIAL STATEMENTS.

     (a) The Acquiror and each Acquiror Subsidiary have filed all forms, reports and documents required to be filed with:

          (i) the SEC since March 31, 1998, and as of the date of this Agreement the Acquiror has delivered to the Company (A) its Annual Reports on Form 10-K for the fiscal years ended March 31, 2000, 1999 and 1998, respectively, (B) its Quarterly Reports on Form 10-Q for the periods ended June 30 and September 30, 2000 (C) all proxy statements relating to the Acquiror's meetings of shareholders (whether annual or special) held since March 31, 1998, (D) all Current Reports on Form 8-K filed by the Acquiror with the SEC since March 31, 1998, (E) all other reports or registration statements (other than Quarterly Reports on Form 10-Q not referred to in clause (B) above) filed by the Acquiror with the SEC since March 31, 1998 and (F) all amendments and supplements to all such reports and registration statements filed by the Acquiror with the SEC since March 31, 1998 (collectively, the "Acquiror SEC Reports"); and

          (ii) the OTS and the FDIC and any other applicable federal or state securities or banking authorities (all such reports and statements are collectively referred to with the Acquiror SEC Reports as the "Acquiror Reports"). The Acquiror Reports, including all Acquiror Reports filed after the date of this Agreement, were or will be prepared in all material respects in accordance with the requirements of applicable Law and did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Acquiror SEC Reports, including any Acquiror SEC Reports filed since the date of this Agreement and prior to or on the Effective Time, has been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of the Acquiror and the Acquiror Subsidiaries as of the respective dates thereof and the consolidated results of its operations and changes in financial position for the periods indicated, except that any unaudited interim financial statements were or are subject to normal and recurring year-end adjustments.

     SECTION 3.8 REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS. The information supplied by the Acquiror for inclusion in the Registration Statement of the Acquiror (the "Registration Statement") pursuant to which the shares of Acquiror Common Stock to be issued in the Merger will be registered with the SEC shall not, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event relating to the Acquiror or any of its affiliates, officers or directors should be discovered by the Acquiror which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, the Acquiror shall promptly inform the Company. Notwithstanding the foregoing, the Acquiror makes no representation or warranty with respect to any information about, or supplied or omitted by, the Acquiror which is contained in any of the foregoing documents.

     SECTION 3.9 BROKERS. No broker, finder or investment banker (other than Howe Barnes Investments) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Acquiror.

     SECTION 3.10 AGREEMENTS WITH REGULATORY AGENCIES. Except as set forth on
Section 3.10 of the Acquiror Disclosure Schedule neither the Acquiror nor any Acquiror Subsidiary is subject to any cease and desist or other order issued by, or is a party to any writing agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or is subject to any order or directive by, or has been a recipient of any notice from, or has adopted any board resolutions at the

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request of the FRB, the FDIC, the DFI or any other applicable federal or state regulatory agency having jurisdiction over the Acquiror or any Acquiror Subsidiary or its business ("Regulatory Agency") that currently restricts the conduct of its business or that relates to its capital adequacy, compliance with laws, its credit policies, its management or its business (each a "Regulatory Agreement") nor has the Acquiror or any Acquiror Subsidiary been advised by any Regulatory Agency that it is considering issuing or requesting any such Regulatory Agreement.


     SECTION 3.11 VOTE REQUIRED. No vote of the holders of outstanding shares of Acquiror Common Stock is required for approval of the Merger or of any of the actions contemplated to be taken by Acquiror to consummate the same.

     SECTION 3.12 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Acquiror SEC Reports filed prior to the date of this Agreement or set forth in Section 3.12 of the Acquiror Disclosure Schedule and except for the transactions contemplated by this Agreement, since December 31, 2000 to the date of this Agreement, the Acquiror and the Acquiror Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 2000, there has not been (a) any change in the financial condition, results of operations or business of the Acquiror and any of the Acquiror Subsidiaries having a Material Adverse Effect on the Acquiror and the Acquiror Subsidiaries taken as a whole, (b) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of the Acquiror or any of the Acquiror Subsidiaries having a Material Adverse Effect on Acquiror and the Acquiror Subsidiaries taken as a whole, (c) any change by the Acquiror in its accounting methods, principles or practices,
(d) any revaluation by the Acquiror of any of its assets in any material respect, (e) to the date of this Agreement, any entry by the Acquiror or any of the Acquiror Subsidiaries into any commitment or transactions material to the Acquiror and the Acquiror Subsidiaries taken as a whole, except in connection with the Merger, or (f) except for regular quarterly cash dividends on Acquiror Common Stock with usual record and payment dates, to the date of this Agreement, any declaration, setting aside or payment of any dividends or distributions in respect of shares of Acquiror Common Stock or any redemption, purchase or other acquisition of any of its subsidiaries or any of the securities of any Acquiror Subsidiary.

     SECTION 3.13 TAX MATTERS. Neither the Acquiror nor any of its affiliates has through the date of this Agreement taken or agreed to take or omitted to take any action that would prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

     SECTION 3.14 DISCLOSURE SCHEDULE, MATERIALITY. The inclusion of any matters or items on the Acquiror Disclosure Schedule shall not constitute an acknowledgement by the Acquiror (or evidence) as to the materiality or Material Adverse Effect of any matter or item so disclosed.

                     ARTICLE IV -- COVENANTS OF THE COMPANY

     SECTION 4.1 AFFIRMATIVE COVENANTS. The Company hereby covenants and agrees with the Acquiror that prior to the Effective Time, unless the prior written consent of the Acquiror shall have been obtained and except as otherwise contemplated herein, it will and it will cause each Company Subsidiary to:

     (a) operate its business only in the ordinary course consistent with past practices;

     (b) use all reasonable efforts to preserve intact its business organization and assets, maintain its rights and franchises, retain the services of its officers and key employees and maintain its relationships with customers;

     (c) use all reasonable efforts to maintain and keep its properties in as good repair and condition as at present, ordinary wear and tear excepted;

     (d) use all reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it;

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     (e) use all reasonable efforts to perform in all material respects all obligations required to be performed by it under all material contracts, leases, and documents relating to or affecting its assets, properties, and business; and

     (f) take such reasonable actions as are requested by the Acquiror to complete the Merger.

     SECTION 4.2 NEGATIVE COVENANTS. Except as specifically contemplated by this Agreement and the Stock Option Agreement, from the date of this Agreement until the Effective Time, the Company shall not do, or permit any Company Subsidiary to do, without the prior written consent of the Acquiror, any of the following:

     (a) except as required by applicable law or to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any Company Plan or any agreement, arrangement, plan or policy between the Company or any Company Subsidiary and one or more of its current or former directors or officers, (i) except for (A) amendment of the Company's option plans to provide discretion to permit extension of the option exercise period for up to three years following a change in control (as defined therein), (B) such other arrangements as are approved by the Acquiror relating to "stay bonuses" that may be entered into by certain employees, (which "stay bonuses" shall not include individuals identified as "named executive officers" in the proxy statement disseminated by the Company for its most recently held annual meeting, and shall not in the aggregate exceed $175,000), and (C) amendment of the SERPs, on terms mutually satisfactory to the Company and Acquiror (which amendments may (but which shall not be required to) be made by the Company, with the Acquiror's consent, subsequent to the execution of this Agreement but prior to the Effective Time) to provide continued funding for the obligations of the Company, as assumed by the Acquiror, to maintain such life insurance coverage as is required and to make such payments as are due after the retirement of the beneficiaries thereunder, provided that such provisions, as so amended, will (x) not require that the Acquiror be compelled to suffer a below-market rate of return on the funds or assets committed to such funding (provided that the adequacy of the funding to provide the benefits is maintained to the reasonable satisfaction of the beneficiaries), and (y) permit the Acquiror to withdraw funds or reduce the amount funded as and when benefit payments are made (the "SERP Amendments") or
(ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the base salary, bonus incentive compensation or fringe benefits of any director or officer or pay any benefit not required by any plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), provided that the Company or any Company Subsidiary may make bonus payments consistent with its existing cash bonus plan and consistent with past practice in amount (such bonus amounts to be prorated through the Effective Time);

     (b) declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock, except for (i) regular quarterly cash dividends on Company Common Stock with usual record and payment dates for such dividends with each such dividend at a rate per share of Company Common Stock not in excess of $0.05 per share and (ii) dividends by a Company Subsidiary to the Company;

     (c) (i) redeem, purchase or otherwise acquire any shares of its capital stock (except as otherwise provided by currently existing agreements relating to outstanding stock options) or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion or other rights to acquire any shares of its capital stock or any such securities or obligations; (ii) merge with or into any other corporation or bank, permit any other corporation or bank to merge into it or consolidate with any other corporation or bank, or effect any reorganization or recapitalization;
(iii) purchase or otherwise acquire any substantial portion of the assets, or more than 5% of any class of stock, of any corporation, bank or other business other than in the ordinary course of business and consistent with past practice and except to satisfy debts previously contracted as set forth in the Company Disclosure Schedule (iv) liquidate, sell, dispose of, or encumber any assets or acquire any assets, other than in the ordinary course of its business consistent with past practice; or (v) split, combine or reclassify

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

any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; provided, however, that nothing contained in this Section 4.2(c) shall prevent the Company from consummating a Third Party Acquisition Event if the Company terminates this Agreement pursuant to Section 8.1(a)(iv) and pays the Termination Fee pursuant to Section 8.2(b);

     (d) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of capital stock of the Company or any Company Subsidiary (including shares held in treasury) or any rights, warrants or options to acquire, any such shares, other than the issuance of Company Common Stock issuable upon exercise of employee or director stock options outstanding as of the date of this Agreement or pursuant to Company Plans, in effect as of the date of this Agreement;

     (e) authorize, permit or cause any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a "Takeover Proposal" (as defined below), or (i) recommend, endorse or agree to any Takeover Proposal, (ii) participate in any discussions or negotiations with respect to a Takeover Proposal, or (iii) provide third parties with any nonpublic information relating to any such inquiry or proposal; provided, however, that the Company may, and may authorize and permit its officers, directors, employees or agents to, provide third parties with nonpublic information, otherwise facilitate any effort or attempt by any third party to make or implement an unsolicited Takeover Proposal and participate in discussions and negotiations with any third party relating to any unsolicited Takeover Proposal, if the Company, after having consulted with and considered the advice of outside counsel, has determined in good faith that such actions are appropriate in the discharge of the fiduciary duties of the Company's Board of Directors. As used in this Agreement, "Takeover Proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary or any proposal or offer to acquire in any manner substantially all of the stock or the assets of the Company or any Company Subsidiary other than the transactions contemplated or permitted by this Agreement;

     (f) propose or adopt any amendments to its Articles of Incorporation or By-Laws in any way adverse to the Acquiror;

     (g) change any of its methods of accounting in effect at June 30, 2000, or change any of its methods of reporting income or deductions for Federal income tax purposes from those employed in the preparation of the Federal income tax returns for the taxable year ended June 30, 2000, except as may be required by Law or GAAP;

     (h) change in any material respect any lending, investment, liability management or other material policies concerning the business or operations of the Company or any of the Company Subsidiaries, except as required by Law;

     (i) take or cause to be taken any action or omit to take any action which action or omission would disqualify the Merger as a tax-free reorganization under Section 368 of the Code;

     (j) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement except, in every case, as may be required by applicable Law; or

     (k) agree in writing or otherwise to do any of the foregoing.

     SECTION 4.3 LETTER OF THE COMPANY'S ACCOUNTANTS. The Company shall use its reasonable best efforts to cause to be delivered to the Acquiror "comfort" letters of KPMG LLP, the Company's independent public accountants, dated the date on which the Registration Statement shall become effective and the Effective Time, respectively, and addressed to the Acquiror, in a form reasonably satisfactory to the

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

Acquiror and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement and transactions such as those contemplated by this Agreement.

     SECTION 4.4 ACCESS AND INFORMATION.

     (a) Until the Effective Time and upon reasonable notice, and subject to applicable Laws relating to the exchange of information, the Company shall, and shall cause each Company Subsidiary to, afford to the Acquiror's officers, employees, accountants, legal counsel and other representatives of the Acquiror, access, during normal business hours, to all its properties, books, contracts, commitments and records. Prior to the Effective Time, the Company shall (and shall cause each Company Subsidiary to) furnish promptly (as soon as available or received by the Company or any Company Subsidiary) to the Acquiror (i) a copy of each Company Report filed by it or received by it (to the extent not prohibited by Law and if so prohibited the Company shall promptly so notify the Acquiror) after the date of this Agreement and prior to the Effective Time pursuant to the requirements of federal or state securities laws, the BHC Act, the Federal Deposit Insurance Act, or any other federal or state banking laws or any other applicable Laws promptly after such documents are available, (ii) a copy of any correspondence received from the IRS or any other governmental entity or taxing authority or agency and any other correspondence relating to Taxes, and any other documents relating to Taxes as the Acquiror may reasonably request, and (iii) all other information concerning its business, properties and personnel as the Acquiror may reasonably request, other than in each case reports or documents which the Company is not permitted to disclose under applicable Law or binding agreements entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

     (b) Unless otherwise required by Law, the parties will hold any such information which is nonpublic in confidence until such time as such information becomes publicly available through no wrongful act of either party, and in the event of termination of this Agreement for any reason each party shall promptly return all nonpublic documents obtained from any other party, and any copies made of such documents, to such other party or destroy such documents and copies.

     SECTION 4.5 UPDATE DISCLOSURE; BREACHES.

     (a) From and after the date of this Agreement until the Effective Time, the Company shall update the Company Disclosure Schedule on a regular basis by written notice to the Acquiror to reflect any matters which have occurred from and after the date of this Agreement which, if existing on the date of this Agreement, would have been required to be described therein; provided that, to the extent that updating required under this Section is unduly burdensome to the Company, the Acquiror and the Company will use their best efforts to develop alternate updating procedures utilizing, wherever possible, existing reporting systems.

     (b) The Company shall, in the event it becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach (or would have caused or constituted a material breach had such event occurred or been known prior to the date of this Agreement) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to the Acquiror and use its best efforts to prevent or promptly remedy the same.

     SECTION 4.6 AFFILIATES. Within thirty (30) days after the date of this Agreement, (a) the Company shall deliver to the Acquiror a letter identifying all persons who are then "affiliates" of the Company, including, without limitation, all directors and executive officers of the Company, for purposes of Rule 145 promulgated under the Securities Act (each a "Company Affiliate") and
(b) the Company shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and shall use reasonable efforts to obtain from each person identified in such letter a written agreement, substantially in the form attached hereto as Exhibit E. The Company shall use its reasonable efforts to obtain from any person who becomes an affiliate of the Company after the Company's delivery of the

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

letter referred to above, and on or prior to the Effective Time, a written agreement substantially in such form as soon as practicable after attaining such status.

     SECTION 4.7 TAX TREATMENT. The Company will use its reasonable efforts to cause the Merger to qualify as a reorganization under Section 368 of the Code.

                     ARTICLE V -- COVENANTS OF THE ACQUIROR

     SECTION 5.1 AFFIRMATIVE COVENANTS. The Acquiror hereby covenants and agrees with the Company that prior to the Effective Time, unless the prior written consent of the Company shall have been obtained and except as otherwise contemplated herein, it will and it will cause each Acquiror Subsidiary to:

     (a) operate its business only in the ordinary course consistent with past practices;

     (b) take such reasonable actions as are requested by the Company to complete the Merger and Bank Merger.

     SECTION 5.2 NEGATIVE COVENANTS. Except as otherwise contemplated by this Agreement, from the date of this Agreement until the Effective Time, the Acquiror shall not do, or agree to commit to do, or permit any Acquiror Subsidiaries to do, without the prior written consent of the Company any of the following:

     (a) declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of any of its capital stock unless appropriate adjustment or adjustments are made to the Exchange Ratio as set forth in Section 1.6 hereof;

     (b) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement except, in every case, as may be required by applicable Law;

     (c) take or cause to be taken any action or omit to take any action which action or omission would disqualify the Merger as a tax free reorganization under Section 368 of the Code;

     (d) amend its Articles of Incorporation or By-Laws or other governing instrument in a manner which would adversely affect in any manner the terms of the Acquiror Common Stock or the ability of the Acquiror to consummate the transactions contemplated hereby; or

     (e) enter into any agreement providing for, or otherwise participate in, any merger, consolidation or other transaction in which the Acquiror or any surviving corporation would be required not to consummate the Merger or Bank Merger or any of the other transactions or agreements contemplated hereby in accordance with this Agreement, including but not limited to Section 1.5.

     (f) agree in writing or otherwise to do any of the foregoing.

     SECTION 5.3 NOTICE REGARDING BREACHES.

     The Acquiror shall, in the event it becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach (or would have caused or constituted a material breach had such event occurred or been known prior to the date of this Agreement) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to the Company and use its best efforts to prevent or promptly remedy the same.

     SECTION 5.4 STOCK EXCHANGE LISTING. The Acquiror shall use its best efforts to cause the shares of Acquiror Common Stock to be issued in the Merger to be approved for listing on The NASDAQ Stock Market prior to the Effective Time.

     SECTION 5.5 TAX TREATMENT. The Acquiror will use its reasonable best efforts to cause the Merger to qualify as a reorganization under Section 368 of the Code.

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

     SECTION 5.6 ACCESS AND INFORMATION.

     Prior to the Effective Time, the Acquiror shall (and shall cause each Acquiror Subsidiary to) furnish promptly (as soon as available or received by the Acquiror or any Acquiror Subsidiary) to the Company a copy of each Acquiror Report filed by it or received by it (to the extent not prohibited by Law and if so prohibited the Acquiror shall promptly so notify the Company) after the date of this Agreement and prior to the Effective Time pursuant to the requirements of federal or state securities laws, the BHC Act, the Federal Deposit Insurance Act, or any other federal or state banking laws or any other applicable Laws promptly after such documents are available.

     SECTION 5.7 UPDATE DISCLOSURE, BREACHES.

     (a) From and after the date of this Agreement until the Effective Time, the Acquiror shall update the Acquiror Disclosure Schedule on a regular basis by written notice to the Company to reflect any matters which have occurred from and after the date of this Agreement which, if existing on the date of this Agreement, would have been required to be described therein; provided that, to the extent that updating required under this Section is unduly burdensome to the Acquiror, the Acquiror and the Company will use their best efforts to develop alternate updating procedures utilizing, wherever possible, existing reporting systems.

     (b) The Acquiror shall, in the event it becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach (or would have caused or constituted a material breach had such event occurred or been known prior to the date of this Agreement) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to the Company and use its best efforts to prevent or promptly remedy the same.

     SECTION 5.8 STOCK OPTIONS.

     (a) At the Effective Time, the Acquiror will assume the Ledger Capital Corp. 1993 Stock Option Plan for Outside Directors and the Ledger Capital Corp. 1993 Incentive Stock Option Plan, (collectively, the "Option Plans") and all of the Company's obligations thereunder and may, at its election, provide for the merger of the Company's option plans into those of the Acquiror. At the Effective Time, the Option Plans shall be amended to provide that each outstanding option issued pursuant to the Option Plans shall become an option to acquire, on the same terms and conditions as were applicable under such option (including, without limitation, the time periods allowed for exercise), a number of shares of Acquiror Common Stock equal to the product of the Exchange Ratio and the number of shares of Company Common Stock subject to such option (provided that any fractional shares of Acquiror Common Stock resulting from such multiplication shall be rounded up to the nearest share), at a price per share (rounded down to the nearest cent) equal to the exercise price per share of the shares of Company Common Stock subject to such option divided by the Exchange Ratio. Notwithstanding the foregoing, with respect to options that are incentive stock options, the excess of the aggregate fair market value of the shares subject to the option immediately after the substitution over the aggregate option price of such shares shall not be more than the excess of the aggregate fair market value of all shares subject to the option immediately before the substitution over the aggregate option price of such shares. The duration and other terms of the option shall remain the same, except that all references to the Company shall refer to the Acquiror. All options granted under the Options Plans shall be fully vested as of the day preceding the Effective Time. The Acquiror agrees to take all corporate action necessary to reserve for issuance a sufficient number of shares of Acquiror Common Stock for delivery upon exercise of options under the Option Plans assumed by the Acquiror in accordance with this Agreement.

     (b) Within ten (10) days after the Effective Time, the Acquiror shall, to the extent necessary, and may, at its option, file with the SEC a registration statement on an appropriate form under the Securities Act with respect to the shares of Acquiror Common Stock subject to options to acquire Acquiror Common Stock issued pursuant to Section 5.8 hereof, and shall use its best efforts to maintain the current status of the prospectus related thereto, as well as comply with applicable state securities or Blue Sky Laws, for so long as such options remain outstanding.

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     SECTION 5.9 MRRP SHARES. All Shares awarded under the Company MRRP are fully-vested and will be converted into Acquiror Common Stock or cash pursuant to Section 1.6 of this Agreement. No further Shares shall be issued under the Company MRRP prior to the Effective Time and Acquiror may, at its option, terminate, continue, or merge the Company's MRRP following the Effective Time.

     SECTION 5.10 SEC FILINGS. The Surviving Corporation shall make all filings with the SEC that are described in subsection (c) of Rule 144 under the Securities Act for a period of two years following the Effective Time.

     SECTION 5.11 SERP AMENDMENTS. If the SERP Amendments have not been completed prior to the Effective Time, the Acquiror will negotiate in good faith with the beneficiaries of the SERPs to complete and enter into the SERP Amendments as soon as practicable after the Effective Time.

                      ARTICLE VI -- ADDITIONAL AGREEMENTS

     SECTION 6.1 PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT. As promptly as practicable after the execution of this Agreement, the Acquiror and the Company shall prepare and file with the SEC the Proxy Statement/Prospectus and Registration Statement under the Securities Act and the Exchange Act relating to the approval of the Merger by the shareholders of the Company and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. It shall be a condition precedent to the mailing of the Proxy Statement/Prospectus to the shareholders of the Acquiror and the Company that (i) the Company shall have received an opinion from William Blair & Company, L.L.C., or such other financial advisory firm as Company may select upon consultation with and consent of the Acquiror, and that, as of the date thereof, the Exchange Ratio is fair from a financial point of view to the holders of Company Common Stock (other than the Acquiror), and (ii) the Acquiror shall have received an opinion from Howe Barnes Investments that, as of the date thereof, the Exchange Ratio is fair from a financial point of view to Acquiror.

     SECTION 6.2 MEETINGS OF SHAREHOLDERS. Promptly after the date of this Agreement the Company shall take all action necessary in accordance with the WBCL, the Company Articles and the Company By-Laws, to convene the Company Shareholders' Meeting. The Company shall use its best efforts to solicit from its shareholders proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of its shareholders required by the WBCL to approve the Merger (including, without limitation, recommending that its shareholders approve this Agreement, the Merger and the transactions contemplated hereby and thereby), unless the Board of Directors of the Company shall have determined in good faith based on the advice of counsel that such actions could reasonably be deemed to violate its fiduciary duty to the shareholders of the Company.

     SECTION 6.3 APPROPRIATE ACTION; CONSENTS; FILINGS. The Company and the Acquiror shall use all reasonable efforts to (a) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement and the Stock Option Agreement, (b) obtain all consents, licenses, permits, waivers, approvals, authorizations or orders required under Law (including, without limitation, all foreign and domestic (federal, state and local) governmental and regulatory rulings and approvals and parties to contracts) required in connection with the authorization, execution and delivery of this Agreement and the Stock Option Agreement and the consummation by them of the transactions contemplated hereby and thereby, (c) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement, the Stock Option Agreement and the Merger required under (i) the Securities Act and the Exchange Act and the rules and regulations thereunder, and any other applicable federal or state securities laws, (ii) [the HSR Act], (iii) applicable federal or state banking laws and
(iv) any other applicable Law; provided that, the Acquiror and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Company and the Acquiror shall furnish all information required for any application or other filing to be made pursuant to the rules and
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

regulations of any applicable Law (including all information required to be included in the Proxy Statement/Prospectus and the Registration Statement) in connection with the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use all reasonable efforts to take all such necessary action.

     SECTION 6.4 BENEFIT PLANS.

     Prior to the Effective Time the Company will, in accordance with all applicable requirements of the Code and ERISA, make a cash contribution to its existing Employee Stock Ownership Plan (the "Company ESOP") sufficient to repay all of the remaining bank indebtedness of the ESOP; provided that such contribution shall not be in excess of $405,000. Acquiror shall merge the Company ESOP and the Company 401(k) Plan into one or more qualified retirement plan(s) of Acquiror or Acquiror Bank, as soon as practicable after the end of the plan year containing the Effective Time. From and after the Effective Time:
(i) no employees, other than employees who were participants in the Company ESOP or Company 401(k) Plan on the day preceding the Effective Time, shall participate in the Company ESOP or 401(k) Plan; (ii) no additional contributions shall be made to the Company 401(k) Plan or Company ESOP (other than elective deferrals made with respect to compensation earned prior to the Effective Time and the matching contributions attributable thereto); (iii) contributions made to the Company ESOP shall be allocated to all participants in the Company ESOP who are employed on the day preceding the Effective Time (regardless of whether such employees are employed on the last day of the plan year, complete 1000 hours of service during the plan year, or satisfy any other plan condition for receiving an allocation for the plan year) based on compensation earned prior to the Effective Time; (iv) Acquiror or Acquiror Bank shall maintain records with respect to the cost or other basis of employer securities held in its qualified retirement plans (sufficient under one or more of the alternatives provided under Treas. Reg. ss.1.402(a)-1(b)(2)) for a period of at least five (5) years after the Effective Time, such that participants in the Company ESOP could determine the "net unrealized appreciation" (as defined in IRC ss. 402(e)(4)) on stock allocated to participants under the Company ESOP; and (v) the participants in the Company ESOP and Company 401(k) Plan shall be fully vested in all accounts under such plans. The Company ESOP and Company 401(k) Plan shall be amended prior to the Effective Time to provide that any contributions made to a participant in excess of IRC ss. 415 limits shall be reduced by distributing excess elective deferrals to participants. Employees of the Company and Company Subsidiaries shall begin to participate in the qualified retirement plans of the Acquiror and Acquiror Subsidiaries as of the Effective Time or on such later date as they satisfy the eligibility and vesting requirements for such plans, counting service with the Company and Company Subsidiaries as service with the Acquiror and Acquiror Subsidiaries for purposes of satisfying such eligibility and vesting requirements. The contributions and benefits received from the qualified plans of the Acquiror and Acquiror Subsidiaries for the plan year containing the Effective Time shall be based on compensation received by employees of the Company and the Company Subsidiaries after the Effective Time and an employee of the Company and the Company Subsidiaries shall be deemed to satisfy any service requirement applicable to such contributions or benefits if the employee would satisfy such service requirement based on the employee's combined service with the Company, Company Subsidiaries, the Acquiror and the Acquiror Subsidiaries.

     Service with the Company and the Company Subsidiaries shall be counted as service with the Acquiror and Acquiror Subsidiaries for purposes of eligibility and vesting, but not benefit accrual, under all of benefit plans of the Acquiror and the Acquiror Subsidiaries. In addition, service with the Company and the Company Subsidiaries shall be counted as service with Acquiror or Acquiror Subsidiaries for purposes of determining vacation accruals. Employees of the Company and Company Subsidiaries with accrued vacation as of the Effective Time will be entitled to retain such accrued vacation or, in the Acquiror's discretion, be paid out such accrued vacation. The employees of the Company and Company Subsidiaries shall participate in the health and welfare plans provided to similarly situated employees of the Acquiror or Acquiror Subsidiaries as of the Effective Time or as of the beginning of the next plan year for such plans, provided that the employees of the Company and the Company Subsidiaries shall continue to participate

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in the health and welfare plans of the Company and the Company Subsidiaries until they begin participation in the comparable plans of the Acquiror or Acquiror Subsidiaries.

     SECTION 6.5 CONTRACTS HONORED, SEVERANCE PLAN, CONSULTING CONTRACTS. The Acquiror acknowledges that five (5) Company employees have employment agreements (the "Contract Employees"), each of which provides for the payment of benefits, and in some cases require the satisfaction of certain ongoing obligations, in the event of a change in control such as would be effected by the Merger contemplated herein. Acquiror agrees that, with respect to each of the Contract Employees, it will honor their existing contracts by providing, at the Effective Time of the Merger, a change in control severance payment (as calculated and set forth in the attached Statement of Benefits and Acquiror's Obligations attached hereto as Exhibit C (the "Statement of Benefits") as prepared for each of the Contract Employees) and shall, where applicable, be responsible for such ongoing obligations as the Statement of Benefits may provide; provided that the payment of any such benefit to a Contract Employee shall be conditioned upon such employee's execution of an agreement, reasonably satisfactory to Acquiror, under which such employee acknowledges the termination of his or her employment agreement and releases the Company and Acquiror from any further liability thereunder. In addition, Acquiror agrees to apply the terms of the Company's severance pay policy as set forth in Exhibit D, attached hereto. Acquiror acknowledges its obligation, from and after the Effective Time, to honor the emeritus directors plan of the Company and Company Bank as presently in effect for the three (3) covered emeritus directors, to the same (but no greater) extent, and on the same terms, as the Company would be obligated thereunder in the absence of the Merger, provided that Acquiror agrees that such obligations include the provision of supplemental Medicare insurance coverage at no cost to said emeritus directors.

     SECTION 6.6 DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of the Company Subsidiaries (including in his/her role as a fiduciary of the employee benefit plans of the Company or the Company Subsidiaries, if applicable) (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of the Company, any of the Company Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, the Acquiror shall indemnify and hold harmless, to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel satisfactory to them; provided, however, that (A) Acquiror shall have the right to assume the defense thereof and upon such assumption the Acquiror shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if the Acquiror elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between the Acquiror and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Acquiror shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (B) Acquiror shall in all cases be obligated pursuant to this Section 6.6(a) to pay for only one firm of counsel for all Indemnified Parties, (C) Acquiror shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (D) Acquiror shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such
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determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Any Indemnified Party wishing to claim indemnification under this Section 6.6, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Acquiror thereof, provided that the failure to so notify shall not affect the obligations of the Acquiror under this
Section 6.6 except to the extent such failure to notify materially prejudices the Acquiror.

     (b) The Surviving Corporation shall use its best efforts to purchase, and for a period of six (6) years after the Effective Time maintain in effect, directors and officers liability insurance coverage with respect to wrongful acts and/or omissions committed or allegedly committed by any of the officers or directors of the Company prior to the Effective Time ("D&O Coverage"). Such D&O Coverage shall have an aggregate coverage limit over the term of such policy in an amount no less than the aggregate annual coverage limit under the Company's existing directors' and officers' liability insurance policy, and in all other material respects shall be least comparable to such existing policy; provided, however, that in no event will the Surviving Corporation be required to expend, on an annual basis, as the cost of maintaining such D&O Coverage, more than the amount currently expended by the Company to procure its existing D&O Coverage (the "Maximum Premium"); and provided further, that if the Surviving Corporation is unable to obtain or maintain the D&O Coverage called for by this Section 6.6(b) for an amount equal to or less than the Maximum Premium, then the Surviving Corporation will nonetheless use its best efforts to procure and maintain as much comparable D&O Coverage as it can obtain for such Maximum Premium. Notwithstanding the foregoing, the Surviving Corporation, if it so elects, may satisfy its obligations under this Section 6.6(b) at any time by procuring one or more so-called "tail" or "runoff" policies of directors' and officers' liability insurance that insure against the risks that would be insured against by the D&O Coverage.

     (c) In the event the Acquiror or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Acquiror or the Surviving Corporation, as the case may be, assume the obligations set forth in this section.

     (d) In addition to the other indemnification obligations set forth in this
Section 6.6, the Acquiror will fulfill the obligations to indemnify directors and officers of the Company contained in the Company Articles.

     (e) The provisions of this Section 6.6 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

     SECTION 6.7 NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to the Acquiror, and the Acquiror shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (b) any failure of the Company or the Acquiror, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     SECTION 6.8 PUBLIC ANNOUNCEMENTS. The Acquiror and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except with agreement of the other or except as may be required by Law or any listing agreement with or rule of the market or exchange on which the securities of the Acquiror or the Company, as the case may be, are then traded.

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     SECTION 6.9 DIVIDENDS. After the date of this Agreement, each of the
Acquiror and the Company shall coordinate with the other the payment of dividends with respect to the Acquiror Common Stock and the Company Common Stock and the record and payment dates relating thereto, it being the intention of the parties hereto that the holders of Acquiror Common Stock and Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any single quarter with respect to their shares of Acquiror Common Stock and/or Company Common Stock or the shares of Acquiror Common Stock any holder of Company Common Stock receives in exchange therefor in the Merger.

     SECTION 6.10 EXPENSES

     (a) Except as otherwise provided in this Agreement, all Expenses (as defined below) incurred by the Acquiror and the Company shall be borne solely and entirely by the party which has incurred the same, except that, in the event this Agreement is terminated and the Merger is abandoned, the parties shall share equally in the out-of-pocket expenses relating to the printing of the Registration Statement and the Proxy Statement/Prospectus.

     (b) "Expenses" as used in this Agreement shall include all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation and execution of this Agreement and the Stock Option Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby and thereby.

     SECTION 6.11 COMPANY REPURCHASE PROGRAM. Subsequent to execution of this Agreement and prior to the Effective Time the Company may, as permitted by law and in accordance with applicable regulations, repurchase up to 5% (or a greater percentage with Acquiror approval) of the issued and outstanding shares of Company; provided, however, that the Company agrees to consult with Acquiror regarding the timing and amount of such repurchases prior to consummating them.

                      ARTICLE VII -- CONDITIONS OF MERGER

     SECTION 7.1 CONDITIONS TO OBLIGATION OF EACH PARTY TO EFFECT THE
MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall, on or prior to the Effective Time, have been initiated or, to the knowledge of the Acquiror or the Company, threatened by the SEC.

     (b) Shareholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of the Company.

     (c) Regulatory Approvals. (i) The Merger shall have been approved by the applicable Regulatory Agencies; (ii) all conditions required to be satisfied prior to the Effective Time imposed by the terms of such approval shall have been satisfied; and (iii) all waiting periods relating to such approval shall have expired.

     (d) No Order. No federal or state governmental or regulatory authority or other agency or commission, or federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect restricting, preventing or prohibiting consummation of the transactions contemplated by this Agreement.

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     SECTION 7.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE ACQUIROR. The
obligations of the Acquiror to effect the Merger are also subject to the following conditions:

     (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement, without giving effect to any update to the Company Disclosure Schedule or notice to the Acquiror under
Section 4.5 or Section 6.7, shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time as though made on and as of the Effective Time; provided, however, that, for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, represent a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole; but provided further, that solely for purposes of this clause, any such representations or warranties which are by their terms qualified or limited by the concept of "Material Adverse Effect" shall be deemed not to be so limited or qualified. Acquiror shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

     (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

     (c) Consents Obtained. All Company Approvals and all filings required to be made by the Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company, except those for which failure to obtain such Company Approvals or make such filings would not, individually or in the aggregate, have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

     (d) No Challenge. There shall not be pending any action, proceeding or investigation before any court or administrative agency or by a government agency (i) challenging or seeking material damages in connection with the Merger or the conversion of Company Common Stock into Acquiror Common Stock pursuant to the Merger or (ii) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by the Acquiror or the Acquiror Subsidiaries of all or any portion of the business or assets of the Company, which in either case is reasonably likely to have a Material Adverse Effect on either the Company and the Company Subsidiaries taken as a whole or the Acquiror and the Acquiror Subsidiaries taken as a whole.

     (e) Federal Tax Opinion. The Acquiror shall have received an opinion of Whyte Hirschboeck Dudek S.C., independent counsel to the Acquiror, dated as of the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and accordingly that no gain or loss will be recognized by Company as a result of the Merger. In rendering such opinion, Whyte Hirschboeck Dudek S.C. may require and rely upon representations and covenants contained in certificates of officers of the Acquiror, the Company and others.

     (f) Comfort Letters. The Acquiror shall have received from KPMG LLP the "comfort" letters referred to in Section 4.3.

     (g) No Material Adverse Changes. Since the date of this Agreement, there shall not have been any change in the financial condition, results of operations or business of the Company and the Company Subsidiaries, taken as a whole, that either individually or in the aggregate would have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole. For purposes of this
Section 7.2(g) only, a Material Adverse Effect on the Company and the Company Subsidiaries shall be deemed to have been incurred if there has been (i) any reduction in the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to Market Risk) composite rating of Company Bank to 3

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

or higher (i.e., 4 or 5) and/or (ii) any reduction in Company Bank's CRA (Community Reinvestment Act) rating to "substantial noncompliance" or worse. The Acquiror shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company with respect to the foregoing matters.

     (h) Loan Loss Reserves. The Acquiror shall be satisfied in its sole judgment as to the adequacy of the Company's Subsidiaries' reserves for possible loan losses as of the date of Closing to provide for possible losses on loans outstanding.

     SECTION 7.3 ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger is also subject to the following conditions:

     (a) Representations and Warranties. Each of the representations and warranties of the Acquiror set forth in this Agreement, without giving effect to any notice to the Company under Section 5.4 or Section 6.7, shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time, as though made on and as of the Effective Time; provided, however, that for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, represent a Material Adverse Effect on the Acquiror and the Acquiror Subsidiaries taken as a whole; but provided further, that solely for purposes of this clause, any such representations or warranties which are by their terms qualified or limited by the concept of "Material Adverse Effect" shall be deemed not to be so limited or qualified. The Company shall have received a certificate signed on behalf of the Acquiror by the Chief Executive Officer and the Chief Financial Officer of the Acquiror to the foregoing effect.

     (b) Agreements and Covenants. The Acquiror shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

     (c) Consents Obtained. All consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made by the Acquiror for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Acquiror, except where failure to obtain any consents, waivers, approvals, authorizations or orders required to be obtained or any filings required to be made would not have a Material Adverse Effect on the Acquiror and the Acquiror Subsidiaries taken as a whole.

     (d) Federal Tax Opinion. The Company shall have received an opinion of Michael, Best & Friedrich LLP, independent counsel to the Company, in form and substance reasonably satisfactory to the Company, dated as of the Effective Time, substantially to the effect that on the basis of facts, representations, assumptions and the Acquiror's, Company's, and other certificates set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and that, accordingly, for federal income tax purposes:

          (i) No gain or loss will be recognized by the Company as a result of the Merger;

          (ii) No gain or loss will be recognized by those shareholders of the Company who receive Acquiror Common Stock solely in exchange for their shares of Company Common Stock;

          (iii) The gain, if any, realized by those shareholders of the Company who receive Acquiror Common Stock and cash in exchange for their Company Common Stock will be recognized by each such shareholder (but in an amount not in excess of the amount of cash received) and no loss shall be recognized by such a shareholder on the exchange;

          (iv) The basis of the Acquiror Common Stock received by the shareholders of the Company will, in each instance, be the same as the basis of the Company Common Stock surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount of cash

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     that is treated as a dividend (if any), and increased by the amount of gain recognized on the exchange, not including any portion of that gain that is treated as a dividend; and

          (v) The holding period of Acquiror Common Stock received by each shareholder of the Company in the Merger will include the holding period of Company Common Stock exchanged therefor, provided that such shareholder held such Company Common Stock as a capital asset within the meaning of
     Section 1221 of the Code on the Effective Time.

     In rendering such opinion, the Company's counsel may require and rely upon representations and covenants contained in certificates of officers of the Acquiror, the Company and others. The Acquiror and the Company agree to make such representations and covenants to the Company's counsel to facilitate the delivery of such opinion.

     (e) No Challenge. There shall not be pending any action, proceeding or investigation before any court or administrative agency or by a government agency (i) challenging or seeking material damages in connection with the Merger or the conversion of Company Common Stock into Acquiror Common Stock pursuant to the Merger or (ii) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by the Acquiror or the Acquiror Subsidiaries of all or any portion of the business or assets of Company, which in either case is reasonably likely to have a Material Adverse Effect on either the Company and the Company Subsidiaries taken as a whole or the Acquiror and the Acquiror Subsidiaries taken as a whole.

     (f) Fairness Opinion. The Company shall have received an updated opinion from William Blair & Company, L.L.C. as of the date of mailing of proxy materials to the Company's shareholders in connection with solicitation of proxies for approval of the Merger, which update opinion confirms their initial opinion as to the fairness, from a financial point of view, of the proposed consideration or the proposed exchange ratio, as the case may be, to the Company's shareholders (other than Acquiror) in the Merger.

     (g) No Material Adverse Changes. Since the date of this Agreement, there shall not have been any change in the financial condition, results of operations or business of the Acquiror and Acquiror Subsidiaries, taken as a whole, that either individually or in the aggregate would have a Material Adverse Effect on the Acquiror and the Acquiror Subsidiaries, taken as a whole.

               ARTICLE VIII -- TERMINATION, AMENDMENT AND WAIVER

     SECTION 8.1 TERMINATION.

     (a) This Agreement may be terminated at any time prior to the Effective
Time:

          (i) by mutual consent of the Acquiror and the Company by a vote of a majority of the members of the entire Boards of Directors of the Acquiror and the Company;

          (ii) by either the Acquiror or the Company if any approval of the shareholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

          (iii) by either the Company or the Acquiror (A) if there has been a breach in any material respect (except that where any statement in a representation or warranty is qualified by a standard of materiality, such statement, as so qualified, shall have been breached) of any representation, warranty, covenant or agreement on the part of Company, on the one hand, or the Acquiror, on the other hand, set forth in this Agreement, or (B) if any representation or warranty of the Company, on the one hand, or the Acquiror, on the other hand, shall be discovered to have become untrue in any material respect, (except that where any statement in a representation or warranty is qualified by a standard of materiality, such statement, as so qualified, shall have become untrue in any respect) in either case which breach or other condition has not been cured within 30 business days following receipt by the non-terminating party of notice of such breach or other condition, or which breach by its nature,

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     cannot be cured prior to the Effective Time; provided, however, neither party shall have the right to terminate this Agreement pursuant to this
     Section 8.1(a)(iii) unless the breach of any representation or warranty (but not breaches of covenants or agreements), together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the transactions contemplated hereby under Section 7.2(a) (in the case of a breach of a representation or warranty by the Company) or
     Section 7.3(a) (in the case of a breach of a representation or warranty by the Acquiror); and, provided further that this Agreement may not be terminated pursuant to this clause (iii) by the breaching party or party making any representation or warranty which shall have become untrue in any material respect;

          (iv) by the Company upon ten days' prior written notice to the Acquiror if, as a result of an unsolicited Takeover Proposal (as defined in Section 4.2(e)) by a party other than the Acquiror or its affiliates, the Board of Directors of the Company determines in good faith (A) after consultation with an outside financial advisor, that such Takeover Proposal (if consummated in accordance with its terms) would be more favorable to the Company's shareholders than the Merger (a "Superior Proposal"), and (B) after consultation with and receipt of advice from outside counsel, that its failure to accept such Superior Proposal could reasonably be deemed to constitute a breach of its fiduciary obligations under applicable Law; provided, however, that, prior to any such termination, the Company (after disclosing to the Acquiror the identity of the party making the Takeover Proposal and the financial terms thereof) shall, and shall cause its financial and legal advisors to, negotiate with the Acquiror to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated herein on such adjusted terms;

          (v) by the Company or by the Acquiror if as a result of the failure of the Company to receive an updated fairness opinion as of the date of mailing the Proxy Statement/Prospectus (as contemplated by Section 7.3(f) hereof), the Board of Directors of the Company shall not have recommended, or shall have resolved not to recommend, or shall have qualified, modified or withdrawn its recommendation of the Merger or declaration that the Merger is advisable and fair to and in the best interest of the Company and its shareholders, or shall have resolved to do so;

          (vi) by Acquiror if (A) except under the circumstances described in Subsection 8.1(a)(v) above, the Board of Directors of the Company shall not have recommended, or shall have resolved not to recommend or shall have qualified, modified or withdrawn its recommendation of the Merger or declaration that the Merger is advisable and fair to and in the best interest of the Company and its shareholders, or shall have resolved to do so, (B) any person (other than Acquiror) acquires or becomes the beneficial owner of 20% or more of the outstanding shares of the Company Common Stock,
     (C) the Board of Directors of the Company shall have recommended to the shareholders of the Company any Takeover Proposal or shall have resolved to do so, or (D) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock is commenced, and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders);

          (vii) by either the Acquiror or the Company if any permanent injunction preventing the consummation of the Merger shall have become final and nonappealable;

          (viii) by either the Acquiror or the Company if the Merger shall not have been consummated by March 31, 2002;

          (ix) by either the Acquiror or the Company if any Regulatory Agency has denied approval of the Merger, and if such denial has become final and nonappealable; or

          (x) by the Company or the Acquiror pursuant to Section 1.6(e) hereof.

     SECTION 8.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and all rights and obligations of any party hereto shall cease except: (i) as set forth in Section 9.1 of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement or shall restrict either party's rights in the case thereof.

     (b) Notwithstanding any provision in this Agreement to the contrary, if (i) this Agreement is terminated by the Company or Acquiror pursuant to Section 8.1(a)(ii) or (a)(v) and a Takeover Proposal existed between the date of this Agreement and the date of the Company's shareholder meeting to approve the Merger (or the date of the action by the Company's Board of Directors pursuant to Section 8.1(a)(v)), and concurrently with or within twelve months after any such termination, a Third Party Acquisition Event (as defined below) occurs or the Company shall enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a Third Party Acquisition Event, (ii) this Agreement is terminated by the Company pursuant to
Section 8.1(a)(iv), or (iii) this Agreement is terminated by Acquiror pursuant to Section 8.1(a)(vi), then, in each case, the Company shall pay to Acquiror a fee (the "Termination Fee") of One Million Dollars ($1,000,000) in cash, such payment to be made promptly, but in no event later than, in the case of clause
(i), the later to occur of such termination and such Third Party Acquisition Event or, in the case of clauses (ii) or (iii), such termination.

     (c) As used in this Agreement, a "Third Party Acquisition Event" involving the Company means (i) a transaction or series of transactions pursuant to which any person or group (as such term is defined under the Exchange Act), other than Acquiror or any affiliate thereof ("Third Party"), acquires (or would acquire upon completion of such transaction or series of transactions) more than twenty percent (20%) of the equity securities or voting power of the Company or any Company Subsidiary, pursuant to a tender offer or exchange offer or otherwise,
(ii) a merger, consolidation, share exchange or other business combination involving the Company or any Company Subsidiary pursuant to which any person other than Acquiror acquires ownership (or would acquire ownership upon consummation of such merger, consolidation, share exchange or other business combination) of more than twenty percent (20%) of the outstanding equity securities or voting power of the Company or any Company Subsidiary or of the entity surviving such merger or business combination or resulting from such consolidation, (iii) any other transaction or series of transactions pursuant to which any Third Party acquires (or would acquire upon completion of such transaction or series of transactions) control of assets of the Company or any Company Subsidiary (including, for this purpose, outstanding equity securities of subsidiaries of such party) having a fair market value equal to more than twenty percent (20%) of the fair market value of all the consolidated assets of the Company immediately prior to such transaction or series of transactions, or
(iv) any transaction or series of transactions pursuant to which any Third Party acquires (or would acquire upon completion of such transaction or series of transactions) control of the Board of Directors of the Company or by which nominees of any Third Party are (or would be) elected or appointed to a majority of the seats on the Board of Directors of the Company.

     SECTION 8.3 TERMINATION BY ACQUIROR IN BREACH. If the Acquiror terminates this Agreement otherwise than in accordance with its rights to do so under
Section 8.1, or fails to consummate the Merger in breach of its obligations under this Agreement to do so, then the Company shall be entitled to recover from the Acquiror, as liquidated damages and in lieu of any and all other rights or remedies the Company may have against the Acquiror, the sum of One Million Dollars ($1,000,000).

     SECTION 8.4 AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the shareholders of the Company, no amendment may be made without further approval of such shareholders which would reduce the amount or change the type of consideration into which each share of Company Common Stock shall be converted pursuant to this Agreement upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 8.5 WAIVER. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                        ARTICLE IX -- GENERAL PROVISIONS

     SECTION 9.1 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Article I and Sections 5.8, 5.10, 5.11, 6.4, 6.5, and 6.6 shall survive the Effective Time and those set forth in Sections 4.4(b), 6.10, 8.2(b), 8.3 and Article IX hereof shall survive termination indefinitely.

     SECTION 9.2 ENFORCEMENT OF AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Agreement (including, without limitation, the provisions contained in each of Sections 1.6, 4.4(b), 5.8, 5.10, 6.4, 6.5, and 6.6 of this Agreement) were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     SECTION 9.3 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) and shall be effective upon receipt:

     (a) If to the Acquiror:

       Anchor BanCorp Wisconsin Inc.
        25 West Main Street
        Madison, Wisconsin 53703
        Attention: Douglas J. Timmerman, Chairman of the Board,
                     President and Chief Executive Officer
        Facsimile No.: (608) 252-8783

        With a copy to:

       Whyte Hirschboeck Dudek S.C.
        Suite 2100
        111 East Wisconsin Avenue
        Milwaukee, Wisconsin 53202
        Attention: John F. Emanuel and Andrew J. Guzikowski
        Facsimile No.: (414) 223-5000

     (b) If to the Company:

       Ledger Capital Corp.
        5555 North Port Washington Road
        Glendale, Wisconsin 53217
        Attention: James D. Smessaert, Chairman of the Board,
                  President and Chief Executive Officer

        Facsimile No.: (414) 290-7979

        With a copy to:

       Michael Best & Friedrich, LLP
        100 E. Wisconsin Ave., #3300
        Milwaukee, WI 53202-4108
        Attention: W. Charles Jackson, Esq.
        Facsimile No.: (414) 277-0656

     SECTION 9.4 CERTAIN DEFINITIONS. For purposes of this Agreement, the term:

     (a) "affiliate" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person; including, without limitation, any partnership or joint venture in which any person (either alone, or through or together with any other subsidiary) has, directly or indirectly, an interest of 5% or more;

     (b) "business day" means any day other than a day on which banks in Wisconsin are required or authorized to be closed;

     (c) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise;

     (d) "Material Adverse Effect" means, with respect to the Acquiror or the Company, as the case may be, any effect that (i) is material and adverse to the business, assets, liabilities, results of operations or financial condition of the Acquiror and the Acquiror Subsidiaries taken as a whole or to the Company and the Company Subsidiaries taken as a whole, respectively, or (ii) materially impairs the ability of the Acquiror or the Company to consummate the transactions contemplated hereby; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (A) actions contemplated by this Agreement, (B) changes in laws and regulations or interpretations thereof that are generally applicable to the banking or savings industries, (C) changes in generally accepted accounting principles ("GAAP") that are generally applicable to the banking or savings industries, (D) expenses incurred in connection with the transactions contemplated hereby, and (E) changes attributable to or resulting from changes in general economic conditions affecting banks, savings institutions or their holding companies generally, including changes in the prevailing level of interest rates.

     (e) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act); and

     (f) "subsidiary" or "subsidiaries" of the Company, the Acquiror, the Surviving Corporation, or any other person, means any corporation, partnership, joint venture or other legal entity of which the Company, the Acquiror, the Surviving Corporation or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

     SECTION 9.5 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 9.6 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

     SECTION 9.7 ENTIRE AGREEMENT. This Agreement (including the agreements contemplated hereby) and the written confidentiality agreement in effect between the parties constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

     SECTION 9.8 ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise, except that the Acquiror may assign all or any of its rights hereunder and thereunder to any affiliate provided that no such assignment shall relieve the assigning party of its obligations hereunder.

     SECTION 9.9 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) Section 1.5 (which is intended to be for the benefit of the directors of the Company and may be enforced by such persons), (b)
Section 6.6 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such Indemnified Parties), (c) Sections 5.8, 6.4, and 6.5 (which are intended to be for the benefit of the directors, officers and employees of the Company and the Company Subsidiaries and may be enforced by such persons), and (d) Section 5.10 (which is intended for the benefit of affiliates of the Company and may be enforced by such persons).

     SECTION 9.10 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

     SECTION 9.11 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the Acquiror and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          ANCHOR BANCORP WISCONSIN INC.

                                          By: /s/ DOUGLAS J. TIMMERMAN
                                            ------------------------------------
                                              Douglas J. Timmerman
                                              President and Chief Executive
                                              Officer

                                          LEDGER CAPITAL CORP.

                                          By: /s/ JAMES D. SMESSAERT
                                            ------------------------------------
                                              James D. Smessaert
                                              President and Chief Executive
                                              Officer

                                                                      APPENDIX B

                SUMMARY OF OPINION OF LEDGER'S FINANCIAL ADVISOR

                SUMMARY OF OPINION OF LEDGER'S FINANCIAL ADVISOR

     In arriving at its opinion, Blair, among other things:

     - reviewed the merger agreement and a draft of the proxy statement/prospectus;

     - reviewed certain of Ledger's and Anchor's publicly available financial information as well as certain of Ledger's and Anchor's internal management reports;

     - reviewed certain other publicly available information on each of Ledger and Anchor;

     - reviewed Ledger's and Anchor's management-prepared financial forecasts for their respective next fiscal years;

     - discussed Ledger's and Anchor's historical and prospective business, financial position, and financial performance with the companies' respective senior managements;

     - reviewed historical market prices and trading activity in Ledger's and Anchor's common stocks and compared the merger consideration to selected historical market prices of Ledger common stock;

     - compared a recent market price for each of Ledger and Anchor common stock and the merger consideration to selected market pricing multiples and ratios of certain other publicly traded companies Blair deemed relevant;

     - performed a discounted cash flow analysis of Ledger's common stock on a "stand-alone" basis and compared Ledger's recent stock price and the merger consideration to the imputed values yielded by this analysis;

     - performed a discounted cash flow analysis of Anchor's common stock on a "stand-alone" basis and compared Anchor's recent stock price to the imputed values yielded by this analysis;

     - reviewed information regarding the strategic, financial, and operational benefits, including the amount and timing of cost savings and related expenses and synergies, which the senior managements of Ledger and Anchor expect from the merger;

     - compared the merger consideration with the financial terms, to the extent publicly available, of certain other thrift-industry merger-and-acquisition transactions that Blair deemed relevant; and

     - reviewed the relative contributions to, and pro forma impact of, the merger on certain financial amounts of Ledger and Anchor.

     In rendering its opinion, Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with Blair for purposes of its opinion including without limitation the financial forecasts provided by Ledger's and Anchor's senior managements. Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities, or solvency of Ledger or Anchor.


     The following is a summary of the material financial analyses Blair employed and summarized for the Ledger board in connection with the Ledger board's June 7, 2001 evaluation of the merger and Blair's opinion dated as of the date of the merger agreement. In connection with its updated opinion dated as of the mailing date of this combined proxy statement/prospectus, Blair reviewed the assumptions, analyses, and other factors considered in connection with its opinion dated as of the date of the merger agreement. In updating its opinion, Blair did not use any method of analysis in addition to those described below.


     In the following analyses, for comparison purposes, Blair interchangeably uses aggregate merger consideration of $43.2 million and merger consideration per fully diluted common share of $16.46, in each case reflecting an Anchor closing market price per share of $14.96 on June 1, 2001, the stock exchange ratio of 1.10, and the effect of Ledger's issued and outstanding stock options.

LEDGER ANALYSES

  Stock Trading History and Relative Performance

     Blair compared the merger consideration to Ledger's recent stock price and related 52-week trading range. This examination showed that the $16.46 per share merger consideration to be paid in the proposed merger was a 57.5% premium over Ledger's closing market price per share of $10.45 on June 1, 2001. Blair presented a graph which showed that over the prior year, Ledger common stock ranged in price from a low of $8.19 to a high of $11.06 per share, noting that the proposed merger consideration was 101.0% and 48.8% above these 52-week low and high trading prices, respectively.

     Blair presented a graph of Ledger's stock price since its initial public offering completed in January 1994. Blair observed that the merger consideration of $16.46 was near Ledger's all-time high market trading price range during late-1998 and early-1999, was a substantial premium over Ledger's market trading price during the two years prior to the date of Blair's analysis, and was over 400% of Ledger's split-adjusted IPO price of $4 per share.

     Blair further examined the total-return performance of Ledger common stock during the three-year period preceding the date of Blair's analysis relative to the S&P 500 Index, the S&P Smallcap Bank Index, and an index of the companies Blair selected for use in the "Comparable Market-Value Analysis" of Ledger described below (the "Ledger Comparable Index"). The graph showed that over the three-year period, Ledger's total-return performance was similar to that of the Ledger Comparable Index, with a slight underperformance overall. The graph also showed that both Ledger and the Ledger Comparable Index underperformed the two S&P indexes over the three years, and Blair noted that the S&P indexes represented companies significantly larger than Ledger and the Ledger Comparable Companies.

  Comparable Market-Value Analysis

     Blair compared selected pricing multiples and ratios implied by Ledger's recent stock price and the merger consideration to corresponding current trading-market multiples and ratios of comparable companies Blair deemed relevant to Ledger. Blair selected publicly traded thrift holding companies according to the following criteria:

     - geographic emphasis on metropolitan and mid-size Midwestern markets;

     - market capitalization generally between $15 million and $50 million;

     - total assets generally between $250 million and $650 million; and

     - excluding companies sufficiently large to be an acquirer of Ledger and targets of pending merger-and-acquisition transactions.

The selected Ledger comparable companies included the following twelve organizations:

    American Bancorp, New Castle, IN                          Kankakee Bancorp Inc., Kankakee, IL
    Citizens First Financial Corp., Bloomington, IL           LSB Financial Corp., Lafayette, IN
    EFC Bancorp Inc., Elgin, IL                               MFB Corp., Mishawaka, IN
    Fidelity Bancorp, Inc., Chicago, IL                       Pulaski Financial Corp., St. Louis, MO
    First Franklin Corp., Cincinnati, OH                      Western Ohio Financial Corp., Springfield, OH
    Hemlock Federal Financial Corp., Oak Forest, IL           Winton Financial Corp., Cincinnati, OH

     Blair calculated and presented the selected market pricing multiples and ratios summarized below using market price data as of June 1, 2001, and financial data as of the then-most-recently available financial statement date, and for the twelve-month period then ended.

                                               LEDGER       COMPARABLE MARKET RANGE       LEDGER
                                               CURRENT      -----------------------       MERGER
                                             STOCK PRICE    LOW     MEDIAN    HIGH     CONSIDERATION
                                             -----------    ----    ------    -----    -------------
MULTIPLE OF MARKET PRICE TO:
  Reported earnings........................      10.0x       9.3x    12.0x     16.5x        16.6x
  Tangible core earnings...................       9.9        9.6     11.4      15.8         16.6
  Current-year estimated earnings..........       9.5        9.1     12.3      15.0         15.6
  Capital-equivalent tangible core
     earnings..............................       9.8        9.0     10.9      13.7         16.1

RATIO OF MARKET PRICE TO:
  Book value...............................      70.5%      72.9%    80.9%    107.3%       120.7%
  Tangible book value......................      70.5       76.7     83.2     125.5        120.7
  Capital-equivalent tangible book value...      70.2       61.0     81.5     114.9        120.9

     In the preceding analysis, "tangible core earnings" excludes intangible-asset amortization expense and non-recurring income and expense items. "Estimated earnings" are those prepared by securities analysts following each comparable company. "Capital-equivalent" figures include adjustments to price, tangible core earnings (based on an assumed earnings rate), and tangible book value, in each case for the "excess" capital of each company relative to a 7% tangible equity-to-assets ratio.

     Blair noted that Ledger's market pricing multiples and ratios were near or below the range of those for the comparable companies. Blair expressed that this market pricing discount likely reflected Ledger's significant "wholesale" lending-and-funding strategy and relatively high interest-rate risk position. Blair also observed that all of the earnings multiples, and two of the three book value ratios, implied by the merger consideration were above the range of those for the comparable companies.

  Stand-Alone Discounted Cash Flow Analysis

     Blair compared Ledger's recent stock price and the merger consideration to the imputed values yielded by a discounted cash flow ("DCF") analysis Blair performed of Ledger on a "stand-alone" basis, assuming Ledger would continue to operate as an independent, publicly traded company. In preparing the DCF analysis, Blair studied Ledger's historical and present earnings and growth patterns and then projected income statements and balance sheets for a five-year period using a series of assumptions pertaining to growth, interest margins, loan losses, non-interest income and expenses, income taxes, and cash dividends. Prior to completion, Blair reviewed and discussed the financial projections and underlying assumptions with Ledger's senior management. To estimate projected net cash flows, Blair adjusted projected earnings for certain non-cash expense items such as loan loss provisions and certain stock-related benefit plans. Blair calculated the terminal value (the value of cash flows following the five-year projection period) based upon a growth-adjusted perpetuity of the fifth projected year's estimated net cash flow. To estimate the present value of the five years' estimated net cash flows and terminal value, Blair used a discount rate of 13.5%. The DCF analysis, which Blair tested over a range of balance sheet growth, net interest spread, loan-loss provision, discount rate, and stock-repurchase assumptions, yielded imputed values for Ledger common stock ranging from $10.81 to $13.77 per share with a midpoint of $12.27 per share, compared to a recent stock price of $10.45 per share and merger consideration of $16.46 per share.

ANCHOR ANALYSES

  Stock Trading and Relative Performance

     Blair compared Anchor's recent stock price to its 52-week trading range, noting that Anchor's market price per share of $14.96 on June 1, 2001 was near the middle of the range during the period from a low of $12.88 per share to a high of $16.75 per share.

     Blair presented a graph of Anchor's stock price since its initial public offering completed in July 1992. The graph highlighted a peak in Anchor's share price in the range of approximately $20 to $24 per share from early 1998 to January 1999. The graph also showed a significant decline in Anchor's stock price following a merger announcement in January 1999 through early 2000, after which Anchor's stock traded in a range of approximately $13 to $17 per share.

     Blair further examined the total-return performance of Anchor common stock during the three-year period preceding the date of Blair's analysis relative to the S&P 500 Index, the S&P Smallcap Bank Index, and an index of the companies Blair selected for use in the "Comparable Market-Value Analysis" of Anchor described below (the "Anchor Comparable Index"). Blair noted two time periods when the performance of Anchor common stock varied significantly from that of the S&P Smallcap Bank Index and Anchor Comparable Index. The first period occurred during the approximate six months prior and three months following Anchor's January 1999 acquisition announcement, when Anchor stock significantly outperformed the two indexes prior to the announcement and markedly underperformed the indexes after the announcement. In the other period, from the beginning of calendar year 2001 to the date of Blair's analysis, Anchor common stock underperformed the Anchor Comparable Index by approximately 25 percentage points (not annualized). In this regard Blair noted that Anchor common stock had not participated in the generally strong market for similar-size and larger financial stocks to date in calendar year 2001.

  Comparable Market-Value Analysis

     Blair compared selected pricing multiples and ratios implied by Anchor's recent stock price to corresponding current trading-market multiples and ratios of comparable companies Blair deemed relevant to Anchor. Blair selected publicly traded thrift holding companies according to the following criteria:

     - geographic emphasis on companies operating in Wisconsin and metropolitan and mid-size Midwestern markets;

     - market capitalization generally over $100 million;

     - total assets generally between $1 billion and $5 billion; and

     - excluding companies sufficiently large to be an acquirer of Anchor and targets of pending merger-and-acquisition transactions.

The selected Anchor comparable companies included the following eight organizations:

    Camco Financial Corp., Cambridge, OH         First Indiana Corp., Indianapolis, IN
    CFS Bancorp Inc., Munster, IN                MAF Bancorp Inc., Clarendon Hills, IL
    First Defiance Financial, Defiance, OH       NASB Financial Inc., Grandview, MO
    First Federal Capital Corp., LaCrosse, WI    St. Francis Capital Corp., Brookfield, WI

     Blair calculated and presented the selected market pricing multiples and ratios summarized below using market price data as of June 1, 2001, and financial data as of the then-most-recently available financial statement date, and for the twelve-month period then ended.

                                                           ANCHOR       COMPARABLE MARKET RANGE
                                                           CURRENT      ------------------------
                                                         STOCK PRICE     LOW     MEDIAN    HIGH
                                                         -----------    -----    ------    -----
MULTIPLE OF MARKET PRICE TO:
  Reported earnings....................................      12.9x        8.8x    11.1x     12.3x
  Tangible core earnings...............................      12.9         8.5     10.7      12.3
  Current-year estimated earnings......................      12.0         8.0     10.8      11.3
  Capital-equivalent tangible core earnings............      12.9         7.6     11.2      14.0

RATIO OF MARKET PRICE TO:
  Book value...........................................     155.4%      107.7%   140.2%    182.9%
  Tangible book value..................................     155.4       108.6    148.1     197.4
  Capital-equivalent tangible book value...............     155.6       112.9    148.8     182.0

     In the preceding analysis, "tangible core earnings" excludes intangible-asset amortization expense and non-recurring income and expense items. "Estimated earnings" are those prepared by securities analysts following each company. "Capital-equivalent" figures include adjustments to price, tangible core earnings (based on an assumed earnings rate), and tangible book value, in each case for the "excess" capital of each company relative to a 7% tangible equity-to-assets ratio.

     Blair noted that Anchor was qualitatively similar to the comparable companies as a group, except that Anchor had relatively higher asset quality and relatively lower earnings than the median of the group. Blair also identified Anchor's real estate development activities as a factor in Anchor's relatively lower earnings in recent periods and as a risk characteristic different from the group as a whole. The tabular analysis showed that Anchor's market pricing multiples and ratios were near or above the comparable-company range with respect to earnings multiples and near the median of the range with respect to book-value ratios.

  Stand-Alone Discounted Cash Flow Analysis

     Blair compared Anchor's recent stock price to the imputed values yielded by a DCF analysis Blair performed of Anchor on a "stand-alone" basis, assuming Anchor would continue to operate as an independent, publicly traded company. In preparing the DCF analysis, Blair studied Anchor's historical and present earnings and growth patterns and then projected income statements and balance sheets for a five-year period using a series of assumptions pertaining to growth, interest margins, loan losses, non-interest income and expenses, income taxes, and cash dividends. Prior to completion, Blair reviewed and discussed the financial projections and underlying assumptions with Ledger's senior management. To estimate projected net cash flows, Blair adjusted projected earnings for certain non-cash expense items such as loan-loss provisions and certain stock-related benefit plans. Blair calculated the terminal value (the value of cash flows following the five-year projection period) based upon a growth-adjusted perpetuity of the fifth projected year's estimated net cash flow. To estimate the present value of the five years' estimated net cash flows and terminal value, Blair used a discount rate of 13.5%. The DCF analysis, which Blair tested over a range of balance sheet growth, net interest spread, loan-loss provision, discount rate, non-interest income, and stock-repurchase assumptions, yielded imputed values for Anchor common stock ranging from $13.78 to $19.11 per share with a midpoint of $16.13 per share, compared to Anchor's recent stock price of $14.96 per share.

TRANSACTION ASSESSMENT

     In addition to the analyses of Ledger and Anchor as independent entities and the related comparisons of prices and merger consideration described above, Blair presented the following transaction analyses.

  Comparable Transactions Analysis

     Blair compared selected pricing multiples and ratios implied by the merger consideration to corresponding merger-and-acquisition pricing multiples and ratios observed in transactions Blair deemed relevant to the merger. Blair selected thrift-industry merger-and-acquisition transactions according to the following criteria:

     - transactions announced since January 1, 2000;

     - geographic emphasis on selling companies operating in Midwestern markets;

     - total assets of seller generally between $200 million and $700 million;
       and

     - excluding "merger-of-equals" transactions.

The selected comparable transactions included the following:

                          BUYER                                            SELLER
                          -----                                            ------
    Chemical Financial Corp., Midland, MI             Bank West Financial Corporation, Grand Rapids, MI
    MB Financial, Inc., Chicago, IL                   FSL Holdings, Inc., South Holland, IL
    United Community Financial Corp., Youngstown, OH  Industrial Bancorp, Inc., Bellevue, OH
    DFC Acquisition Corporation Two, Kansas City, MO  Cameron Financial Corporation Cameron, MO
    Allegiant Bancorp, Inc. St. Louis, MO             Equality Bancorp, Inc., St. Louis, MO
    Old Kent Financial Corporation, Grand Rapids, MI  Home Bancorp, Fort Wayne, IN
    BancFirst Ohio Corp., Zanesville, OH              Milton Federal Financial Corporation, West
                                                      Milton, OH

     Blair calculated and presented the selected pricing multiples and ratios summarized below using financial data for Ledger and each acquired company as of the most-recent financial-statement date available at the time the transaction was announced, and for the twelve-month period then ended. Blair used merger-and-acquisition transaction prices and related multiples and ratios as of the respective announcement dates for each of the comparable transactions.

                                                         COMPARABLE TRANSACTION RANGE        LEDGER
                                                        ------------------------------       MERGER
                                                          LOW       MEDIAN      HIGH      CONSIDERATION
                                                        -------    --------    -------    -------------
MULTIPLE OF TRANSACTION PRICE TO:
  Reported earnings...................................    13.0x       19.5x      20.1x         16.6x
  Recurring earnings..................................    12.4        18.9       25.9          16.6
  Forward earnings....................................    12.9        15.8       18.0          15.6

RATIO OF TRANSACTION PRICE TO:
  Book value..........................................    99.7%      124.7%     153.9%        120.7%
  Tangible book value.................................    99.7       124.7      153.9         120.7
  Capital-equivalent tangible book value..............   105.2       133.4      227.7         120.9

TRANSACTION PRICE PREMIUM OVER/(UNDER) MARKET PRICE:
  One day before announcement.........................     3.8%       19.8%      38.1%         57.5%
  One month before announcement.......................    16.1        34.1       65.5          64.6
  Three months before announcement....................    22.5        29.9       66.3          63.5
  One year before announcement........................   (28.7)       23.4       87.8          93.6

In the preceding analysis, "Capital-equivalent" figures include adjustments to price and tangible book value, in each case for the "excess" capital of each company relative to a 7% tangible equity-to-assets ratio.

     The analysis showed that the merger consideration represented multiples of earnings between the low and the median, and book value ratios near the median, of the range of corresponding multiples and ratios for the comparable transactions. Blair expressed that this transaction pricing discount was consistent with, and likely reflected the same factors as for, Ledger's Comparable Market-Value Analysis described above. Blair also highlighted that the merger consideration represented a transaction value premium over market at or above the maximum for the range of comparable transactions.

RELATIVE CONTRIBUTION

     Blair prepared a contribution analysis displaying selected financial data of Ledger and Anchor along with the percentages these financial data would represent of the combined company. The analysis assumes all of Ledger's outstanding stock and options to purchase Ledger stock would be converted to Anchor stock and options to purchase Anchor stock. The table below combines selected historical financial information with projected earnings and present values derived from the Ledger and Anchor DCF analysis described above and compares selected percentage financial contributions to the percentage ownership contribution.

                                                                 PERCENTAGE
                                                                CONTRIBUTION
                                                              ----------------
                                                              LEDGER    ANCHOR
                                                              ------    ------
EARNINGS:
  Latest twelve months ended March 31, 2001.................   8.80%    91.20%
  Projected twelve months to end March 31, 2002.............   8.06     91.94
  Projected twelve months to end March 31, 2003.............   7.86     92.14

Book value..................................................  14.03     85.97
Market value................................................   6.94     93.06
Present value of net cash flows.............................   7.52     92.48

Ownership...................................................  10.69     89.31

     Blair noted that through the merger, Ledger stockholders would receive relatively more ownership in the combined company than Ledger's contributions to the companies' combined earnings, market value, and present value of cash flows.

PRO FORMA IMPACT

     Blair prepared a pro forma merger analysis illustrating the estimated effects on selected historical and projected financial data of Ledger using the projected financial data for each of Ledger and Anchor from the DCF analyses described previously and assuming:

     - The conversion of all shares and options to purchase shares of Ledger stock into shares and options to purchase shares of Anchor stock;

     - Annual cost savings totaling $2.25 million (pre-tax);

     - One-time merger charges totaling $6.5 million (after taxes), approximately $5.3 million of such charges in cash (after taxes); and

     - "Purchase" transaction accounting without any specifically identifiable intangible assets or goodwill amortization.

     The table below summarizes the estimated effect of the merger on selected Ledger per-share amounts.

                      PRO FORMA LEDGER                            EFFECT
------------------------------------------------------------  ---------------
DILUTED EARNINGS PER SHARE:
  Latest twelve months ended March 31, 2001.................  23.8% accretion
  Projected twelve months to end March 31, 2002.............  34.8% accretion
  Projected twelve months to end March 31, 2003.............  39.0% accretion

AT MARCH 31, 2001:
  Book value per share......................................  23.5% dilution
  Tangible book value per share.............................  27.5% dilution

Current cash dividend per share.............................  65.0% increase

GENERAL

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the process underlying Blair's opinion. In arriving at its fairness determination, Blair considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is identical to Ledger or the merger. The analyses were prepared solely for the purposes of Blair's opinion provided to Ledger's board as to the fairness from a financial point of view of the merger consideration to be received by the stockholders of Ledger pursuant to the merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or Blair, none of Ledger, Blair, or any other person assumes responsibility if future results are materially different from those projected.

                                                                      APPENDIX C

              FAIRNESS OPINION OF WILLIAM BLAIR & COMPANY, L.L.C.

September 21, 2001


Board of Directors
Ledger Capital Corp.
5555 North Port Washington Road
Glendale, WI 53217-0499

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (other than Anchor BanCorp Wisconsin, Inc.) (collectively the "Stockholders") of Ledger Capital Corp. ("Ledger") of the Merger Consideration (as defined below) proposed to be paid to the Stockholders pursuant to the Agreement and Plan of Merger dated as of June 15, 2001 (the "Merger Agreement") by and between Ledger and Anchor BanCorp Wisconsin, Inc. ("Anchor"). Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Ledger will be merged into Anchor (the "Merger") and each share of common stock of Ledger, $1.00 par value per share, will be converted into 1.1 shares (the "Stock Exchange Ratio") of Anchor common stock, $0.10 par value per share, with an option for Stockholders to elect to receive cash per share equal to the Stock Exchange Ratio multiplied by the closing price of Anchor common shares on the Merger's closing date (the "Cash Election Amount") subject to a limit of 20% of Ledger's common shares outstanding to be converted to Cash Election Amounts. The Merger Agreement sets forth in detail the election and allocation procedures for Stockholders to elect to receive cash instead of stock in the Merger. The aggregate number of shares of Anchor common stock to be issued to the Stockholders pursuant to the Stock Exchange Ratio, together with the limited option to receive Cash Election Amounts, are collectively the "Merger Consideration".

     In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) the Merger Agreement and a draft of the proxy statement/prospectus to be used in connection with the Merger; (b) certain audited historical financial statements of Ledger and Anchor for the four fiscal years ended June 30 and March 31, 2001, respectively; (c) the unaudited financial statements of Anchor for the three months ended June 30, 2001; (d) certain internal business, operating and financial information and forecasts of Ledger and Anchor (the "Forecasts"), prepared by the senior managements of Ledger and Anchor, respectively; (e) information regarding the strategic, financial and operational benefits anticipated from the Merger prepared by the senior managements of Ledger and Anchor, (f) the relative contributions to, and pro forma impact of, the Merger on certain financial amounts of Ledger and Anchor; (g) information regarding the amount and timing of cost savings and related expenses and synergies which the senior managements of Ledger and Anchor expect will result from the Merger (the "Expected Synergies");
(h) information regarding publicly available financial terms of certain recently announced or completed transactions in the thrift industry; (i) current and historical market prices and trading volumes of the common stocks of Ledger and Anchor; and (j) certain other publicly available information on Ledger and Anchor. We have also held discussions with members of the senior managements of Ledger and Anchor to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment-banking procedures and considerations as we have deemed relevant.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion including without limitation the Forecasts provided by the senior managements of Ledger and Anchor. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of Ledger or Anchor. We have been advised by the senior managements of Ledger and Anchor that the Forecasts and the Expected Synergies examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of Ledger and Anchor, as the case may be. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved and the Expected Synergies will be realized in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of Ledger are as

Board of Directors                                            September 21, 2001
Ledger Capital Corp.

set forth in Ledger's financial statements or other information made available to us. We express no opinion with respect to the Forecasts or Expected Synergies or the estimates and judgments on which they are based. We were not requested to, and did not, participate in the negotiation or structuring of the Merger nor were we asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Ledger or the effect of any other transaction in which Ledger might engage. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion except as provided in the Merger Agreement. We have further assumed, with your consent, that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes for Stockholders electing to receive Anchor common stock. We have relied as to all legal matters on advice of counsel to Ledger, and have assumed that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by Ledger. We were not requested to, nor did we seek, alternative participants for the proposed Merger.

     William Blair & Company has been engaged in the investment-banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of Ledger or Anchor for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to Ledger in connection with the Merger and will receive a fee from Ledger for our services. In addition, Ledger has agreed to indemnify us against certain liabilities arising out of our engagement.

     We are expressing no opinion herein as to the price at which the common stock of Ledger and Anchor will trade at any future time or as to the effect of the Merger on the trading price of the common stock of Ledger or Anchor. Such trading prices may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of Anchor by stockholders within a short period of time after the effective date of the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Ledger or of Anchor or in the banking market, (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.

     Our investment-banking services and our opinion were provided for the use and benefit of the Board of Directors of Ledger in connection with its consideration of the transaction contemplated by the Merger Agreement. Our opinion is limited to fairness, from a financial point of view, to the Stockholders of Ledger of the Merger Consideration in connection with the Merger, and we do not address the merits of the underlying decision by Ledger to engage in the Merger and this opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the stockholders by Ledger with respect to the Merger.

Board of Directors                                            September 21, 2001
Ledger Capital Corp.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Stockholders other than Anchor.
                                          Very truly yours,

                                          /s/ WILLIAM BLAIR & COMPANY,
                                          L.L.C.
                                          --------------------------------------
                                          WILLIAM BLAIR & COMPANY, L.L.C.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Sections 180.0850 to 180.0859 of the Wisconsin Business Corporation Law ("WBCL") relate to indemnification and insurance. These provisions provide that a Wisconsin corporation shall indemnify a director or officer, to the extent he or she has been successful on the merits or otherwise in the defense of a proceeding for all reasonable expenses incurred in the proceeding if the director or officer was a party because he or she is a director or officer of the corporation. In all other cases, a Wisconsin corporation shall indemnify a director or officer against liability incurred by a director or officer in a proceeding to which the director or officer was a party because he or she is a director of officer of the corporation, unless liability was incurred because the director or officer breached or failed to perform a duty that he or she owes to the corporation and the breach or failure to perform constitutes any of the following: (1) a wilful failure to deal fairly with the corporation or its stockholders in connection with a matter in which the director or officer has a material conflict of interest, (2) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful, (3) a transaction from which the director or officer derived an improper personal profit, or (4) wilful misconduct (the foregoing, which are enumerated in Sections 180.0851(2)(a)1, 2, 3 and 4 of the WBCL, are hereinafter collectively referred to as a "Breach of Duty").

      Registrant's Bylaws require indemnification of officers, and directors, (and in some cases employees and agents), even if they are not successful defending any such action, unless there is a final judicial determination that the officer, director, employee, or agent committed a Breach of Duty to the Registrant. Registrant's Bylaws make detailed provision for such indemnification. In summary, Article VI of Registrant's Bylaws provides:

      Bylaw Section 6.1 provides certain definitions applicable to the indemnification provisions of Article VI. In particular:

           "Director or officer" includes (i) a former or current director or officer of the Registrant; (ii) an individual who, while a director or officer of the Registrant, is or was serving at the Registrant's request as a director, officer, partner, trustee, member of any government or decision-making committee, employee or agent of another corporation or other entity; (iii) an individual who, while a director or officer of the Registrant, is or was serving an employee benefit plan of the Registrant because his duties to the Registrant also impose duties on or otherwise involve services by, the person to the plan or to participants in or beneficiaries of the plan; and (iv) the estate or personal representative of a director or officer.

           "Expenses" includes fees, costs, charges, disbursements, attorneys fees and any other expenses incurred in connection with a proceeding.

           "Liability" includes the obligation to pay a judgment, settlement, penalty, assessment, forfeiture or fine, including an excise tax assessed with respect to an employee benefit plan and reasonable expenses.

           "Proceeding" means any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal and including any appeal, which involves foreign, federal, state or local law, which is brought by any person.

      Bylaw Section 6.2 provides for the following:

           The right to indemnification upon written request of a director or officer to the fullest extent authorized by the WBCL against any and all liability and expense actually incurred in connection with a proceeding to which any such person shall have become subject because he is a director or officer of the Registrant or arising from his status as such.

           That the Registrant may not indemnify any director or officer against any liabilities or expenses unless it is determined by or on behalf of the Registrant that the director or officer did not breach or fail to perform a duty owed to the Registrant which constitutes a Breach of Duty.

           That the Registrant shall not indemnify any such director or officer in connection with a proceeding or part thereof, which was initiated by such director or officer unless such proceeding was authorized by the Registrant's Board of Directors.

           That the determination by or on behalf of the Registrant whether a director or officer is entitled to indemnification must be made by (i) a majority vote of a quorum of the Board of Directors consisting of directors not at the time parties to the same or related proceedings, or (ii) if such a quorum cannot be obtained, by majority vote of a committee duly appointed by the Board of Directors, including directors who are parties to the same or related proceedings, and consisting solely of two or more directors not at the time parties to the same or related proceedings, and (iii) that if the required determination cannot be made in the foregoing manner, it shall be made by independent legal counsel to the Registrant selected by majority vote of the Board of Directors, including directors who are parties to the same or related proceedings.

           That the termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of no contest or an equivalent plea, does not, by itself, create a presumption that indemnification of the director or officer is not required.

           That indemnification is not required if the director or officer has previously received indemnification or allowance of expenses from any person, including the Registrant, in connection with the same proceeding.

      Bylaw Section 6.3 provides for the advancement by the Registrant of expenses incurred by a director or officer who is a party to a proceeding in advance of the final disposition of such proceeding if the director or officer submits a written request therefor and provides (1) a written affirmation of his good faith belief that he has not breached or failed to perform his duties to the Registrant and (2) a written undertaking to repay the allowance and, if required by the Registrant, to pay reasonable interest on the allowance to the extent that indemnification is not required under Article VI or not ordered by a court under the WBCL. Such undertaking may be accepted by the Registrant without reference to the director's or officer's ability to repay and may be secured or unsecured.

      Bylaw Section 6.4 sets forth the applicable procedure for indemnification. It provides that the right to indemnification or advances is enforceable by the director or officer in court if the Registrant denies a request therefor or if no disposition thereof is made within 60 days from receipt by the Registrant of a written demand therefor (and that the expenses incurred in connection with successfully establishing a right to indemnification are also indemnified by the Registrant). Section 6.4 also provides that it is a defense to any such enforcement proceeding that the Registrant has determined that the claimant committed a Breach of Duty.

      Bylaw Section 6.5 provides that the Registrant is not obligated to reimburse the costs of any settlement to which it has not previously agreed in writing. Section 6.5 limits the Registrant's indemnification obligation, if the person to be indemnified unreasonably fails to enter into a settlement thereof offered or assented to by the opposing party in such proceeding and which is acceptable to the Registrant, to the total of the amount at which settlement could have been made and the expenses incurred by such person prior to the time such settlement could reasonably have been effected.

      Bylaw Section 6.6 provides that no subsequent amendment or repeal of
Article VI or of relevant provisions of applicable law will affect or diminish in any way the right of any director or officer to indemnification under Article VI hereof with respect to any proceeding arising out of, or relating to, any matters occurring prior to such amendment or repeal.

      Bylaw Section 6.7 provides that the indemnification provided under Article VI shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification may be entitled under the Articles of Incorporation or Bylaws, a written agreement between the director or officer and the Registrant, a resolution of the Board of Directors or a resolution, after notice, adopted by a majority vote of all of the Registrant's voting shares then issued and outstanding, provided that the Registrant may not indemnify a director or officer unless it is determined by or on behalf of the Registrant that the director or officer did not commit a Breach of Duty. Section 6.7 further provides that all rights to indemnification under Article VI shall be deemed to be a contract between the Registrant and each director or officer and binding upon any successor corporation to the Registrant. Section 6.7 also provides that if any portion of Article VI is invalidated by a court, Registrant shall nevertheless indemnify each director or officer against any liabilities and expenses to the fullest extent permitted by any applicable portion of Article VI that was not so invalidated and to the fullest extent permitted by the WBCL.

      Bylaw Section 6.8 provides that the Registrant may purchase and maintain insurance on behalf of a director or officer against liability asserted against or incurred by him in his capacity as a director or officer or arising from his status as such, regardless of whether the Registrant is required or authorized to indemnify or advance expenses to such director or officer.

      Bylaw Section 6.9 provides that the Registrant may, but need not, to the extent authorized from time to time by the Board of Directors, grant, rights to indemnification and to the advancement of expenses to any employee or agent of the corporation who is not a director or officer, to the fullest extent of the provisions of Article VI and may impose such conditions and limitations as the Board of Directors deems appropriate.

      The Registrant carries a policy of Directors and Officers liability insurance which insure against indemnification obligations in most circumstances. In addition, certain employee benefit plans of the Registrant include provisions providing for indemnification of the administrators of such plans.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      (a) EXHIBITS. The exhibits listed in the attached Exhibit Index are filed as part of the Registration Statement or (where so indicated) are incorporated herein by reference:


      (b) FINANCIAL STATEMENT SCHEDULES. Not applicable.


      (1) REPORTS, OPINIONS OR APPRAISALS. The opinion of William Blair & Company, L.L.C. is filed as Exhibit 99.5 to this Registration Statement (incorporated by reference to Appendix C to the Combined Proxy
Statement/Prospectus which forms a part of this Registration Statement).


ITEM 22. UNDERTAKINGS.

      Undertakings Pursuant to Item 512 of Regulation S-K

      Item 512(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Item 512(g)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (h) The undersigned registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment for the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will governed by the final adjudication of such issue.

      Additional Undertakings Pursuant to Item 22 of Form S-4.

      (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES



      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4 and has duly caused this Amendment No. 1 to its Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Madison, Wisconsin on this 13th day of September, 2001.


                                    ANCHOR BANCORP WISCONSIN INC., Registrant



                                    By:    /s/ DOUGLAS J. TIMMERMAN
                                           --------------------------------
                                           Douglas J. Timmerman,
                                           Chairman of the Board, President
                                           and Chief Executive Officer



      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to its Registration Statement on Form S-4 has been signed below by the following persons in the capacities indicated on this 13th day of September, 2001. Each person whose signature appears below hereby constitutes and appoints Douglas J. Timmerman and Michael W. Helser, and each of them, as his or her attorney in fact, to sign and to file any amendments, including post-effective amendments, to this Registration Statement.




Name                                          Title
----                                          -----

PRINCIPAL EXECUTIVE OFFICER:

/s/ DOUGLAS J. TIMMERMAN
--------------------------------
Douglas J. Timmerman                          President, Chief Executive Officer

PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:

/s/ MICHAEL W. HELSER*
--------------------------------
Michael W. Helser                             Treasurer, Chief Financial Officer

DIRECTORS:

/s/ DOUGLAS J. TIMMERMAN
--------------------------------
Douglas J. Timmerman                          Director (Chairman of the Board)

/s/ HOLLY CREMER BERKENSTADT*
--------------------------------
Holly Cremer Berkenstadt                      Director




*Douglas J. Timmerman, by signing his name hereto does sign this document on behalf of the persons indicated above as of this 13th day of August, 2001, pursuant to the powers of attorney duly executed by such persons and filed as
 Exhibit 24.1 to this Registration Statement.

/s/ DONALD D. KROPIDLOWSKI*
--------------------------------
Donald D. Kropidlowski                        Director

/s/ GREG LARSON*
--------------------------------
Greg Larson                                   Director

/s/ DONALD D. PARKER*
--------------------------------
Donald D. Parker                              Director

/s/ PAT RICHTER*
--------------------------------
Pat Richter                                   Director

/s/ BRUCE A. ROBERSTON*
--------------------------------
Bruce A Roberston                             Director

/s/ RICHARD A. BERGSTROM*
--------------------------------
Richard A. Bergstrom                          Director

                                  EXHIBIT INDEX
                       REGISTRATION STATEMENT ON FORM S-4
                          ANCHOR BANCORP WISCONSIN INC.


  EXHIBIT                                                          INCORPORATED BY    FILED
   NUMBER                        DESCRIPTION                       REFERENCE FROM     HEREWITH
   ------                        -----------                       --------------     --------
     2.1      Agreement and Plan of Merger dated                   Exhibit 2.1 to
              June 15, 2001 between Registrant and                 Current Report
              Ledger Capital Corp.                                 on Form 8-K of
                                                                   Ledger Capital
                                                                   Corp. dated
                                                                   June 15, 2001
                                                                   (commission File
                                                                   No. 0-22224)(1)

     2.2      Stock Option Agreement dated June 15,                Exhibit 2.2 to
              2001 between Registrant and Ledger                   Current Report
              Capital Corp.                                        on Form 8-K of
                                                                   Ledger Capital
                                                                   Corp. dated
                                                                   June 15, 2001
                                                                   (commission File
                                                                   No. 0-22224)

     5.1      Opinion of Whyte Hirschboeck Dudek S.C.                                    X
              regarding legality of issuance of
              securities

     8.1      Opinion of Whyte Hirschboeck Dudek S.C.                                    X
              regarding Federal and Wisconsin income
              tax consequences of the merger

     8.2      Opinion of Michael Best & Friedrich LLP                                    X
              regarding Federal and Wisconsin income
              tax consequence of the merger

    23.1      Consent of Ernst & Young LLP                                               X
              (Registrant's independent auditors)

    23.2      Consent of KPMG LLP                                                        X
              (independent auditors for Ledger Capital
              Corp.)

    23.3      Consent of Whyte Hirschboeck Dudek S.C.                                    X(2)

    23.4      Consent of Michael Best & Friedrich LLP                                    X(3)

    23.5      Consent of William Blair & Company,                                        X
              L.L.C.

    23.6      Consent of Wipfli Ullrich Bertelson                                        X
              LLP

    24.1      Powers of Attorney of certain officers                                     X(4),(5)
              and directors of Registrant

    99.1      Notice of Annual Meeting of Shareholders                                   X(6)
              of Ledger Capital Corp.

    99.2      Form of Proxy for use at Annual Meeting                                    X
              of Shareholders of Ledger Capital Corp.

    99.3      Opinion of William Blair & Company,                                        X(7)
              L.L.C.



(1) A copy of this Agreement, without exhibits, is included as Appendix A to the Combined Proxy Statement/Prospectus, which forms a part of this Registration Statement.

(2)   Included as part of Exhibit 5.1 to this Registration Statement.

(3)   Included as part of Exhibit 8.2 to this Registration Statement.

(4)   Exhibit previously filed.

(5)   Included as part of the signature page to this Registration Statement.

(6) Included as part of the Combined Proxy Statement/Prospectus, which forms a part of this Registration Statement.

(7) Included as Appendix C to the Combined Proxy Statement/Prospectus, which forms a part of this Registration Statement.